

PROXY STATEMENT AND NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

January 21, 2026

Who We Are



Acuity Inc. (NYSE: AYI) is a market-leading industrial technology company. We use technology to solve problems in spaces, light and more things to come. Through our two business segments, Acuity Brands Lighting and Acuity Intelligent Spaces, we design, manufacture and bring to market products and services that make a valuable difference in people's lives. We achieve growth through the development of innovative new products and services, including lighting, lighting controls, building management solutions, and an audio, video and control platform.

We focus on customer outcomes and drive growth and productivity to increase market share and deliver superior returns. We look to aggressively deploy capital to grow the business and to enter attractive new verticals.

Acuity Inc. is based in Atlanta, Georgia, with operations across North America, Europe and Asia. The Company is powered by approximately 13,000 dedicated and talented associates.

Our Values

Our values are at the core of our culture and help create a shared purpose for achieving our Company's strategic goals. We make decisions based on our values, and these values guide how we treat each other and how we serve our customers and communities.



Integrity
We do the right thing,
the first time, every time.



Time
Time is the only constrained
resource. We focus on
what is most important.



Curiosity
We are always searching for
a better way. We are willing
and able to change.



Customer Obsessed
We see the world through the eyes
of customers and end-users. We
deliver on their needs.



People
We create an environment where the
best people come to do their best work.
We all succeed together.



Community
We care about the environment
and our neighbors. We make
communities better.



Owner's Mindset
We think and act like owners. We
focus on long-term, sustainable
value creation.

Letter to Stockholders



Dear Stockholders:

The Board of Directors (the "Board") would like to thank you for your ongoing investment and continued confidence in Acuity Inc. ("Acuity" or the "Company"). We have transformed the Company from principally a luminaires business to a data and control and luminaires business, and positioned ourselves well for long-term growth.

Fiscal 2025 was an important year for us. We had continued strong financial performance. We renamed our Company to Acuity Inc., reflecting our evolution and aligning to our strategy of using technology to solve problems and create impactful experiences that shape how people live, work and connect. We allocated capital effectively, grew our business organically and through acquisitions, rewarded our stockholders with increased dividends, and opportunistically repurchased more of our outstanding shares.

In Acuity Brands Lighting ("ABL"), we continued to make our business more predictable, repeatable and scalable. We realigned the business into luminaires and electronics and delivered improved financial performance. ABL is a high-quality strategic asset and a core pillar of our Company. Our growth algorithm is clear—we will enter new verticals, we will take share and we will grow with the market. In ABL, we will continue to focus on product vitality, elevating service levels, using technology to improve and differentiate both our products and how we operate the business, and driving productivity.

In Acuity Intelligent Spaces ("AIS"), we are making spaces smarter, safer and greener. We acquired and integrated QSC, LLC ("QSC"). We scaled AIS into a larger part of our overall Company. Through Atrius®, Distech Controls® and QSC®, we have unique and disruptive technologies that are driving productivity for people experiencing spaces and for the people who are providing those spaces. In AIS, we will continue to focus on growth with the opportunity for margin expansion.

At Acuity we are doing things differently. Our values are at the core of who we are, guiding how we serve our customers, associates and communities. Each of our associates understands how we create value—we grow net sales, we turn profits into cash and we don't grow the balance sheet as fast. We are empowered by our Better.Smarter.Faster. operating system to work in a consistent way. The combination of these things allows us to operate more productively with greater distribution of responsibility and accountability throughout the Company. It is how we were able to react aggressively to changes in the macro environment this year and how we were able to quickly and successfully integrate QSC.

Acuity is positioned for long-term growth. We are innovators, disruptors and builders who are creating stakeholder value and compounding shareholder wealth. As we look ahead to fiscal 2026, the Board is confident in management's ability to continue to take the necessary steps to drive our business forward.

We thank our stockholders and other stakeholders for taking the time to engage with us and welcome the opportunity to hear feedback. We will continue to incorporate your input as we form our practices and policies. See ***Contacting the Board of Directors*** for information about how to reach the Board.

Sincerely,

THE BOARD OF DIRECTORS

Neil M. Ashe
Chairman, President and CEO

James H. Hance, Jr.
Lead Director

Marcia J. Avedon, Ph.D.

W. Patrick Battle

Michael J. Bender

G. Douglas Dillard, Jr.

Maya Leibman

Laura G. O'Shaughnessy

Mark J. Sachleben



1170 Peachtree Street, N.E.
Suite 1200
Atlanta, Georgia 30309

Notice of Annual Meeting of Stockholders

 **Date and Time**
January 21, 2026
1:00 p.m. ET
Online check-in begins
at 12:45 p.m. ET

 **Place**
Access the Virtual Annual
Meeting at
***www.virtualshareholder
meeting.com/AYI2026***

 **Record Date**
Stockholders of record at the close of business on November 24, 2025 are entitled to notice of and to vote at the Annual Meeting or any adjournments or postponements thereof.

Purpose

Items of Business	Board Recommendation
1 Election of nine directors	⊘ **FOR** each director nominee
2 Ratification of the appointment of our independent registered public accounting firm for fiscal 2026	⊘ **FOR**
3 Advisory vote to approve named executive officer compensation	⊘ **FOR**

Stockholders will also consider and act upon such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.

Voting

Your vote is important. If you are a stockholder of record, you can vote by one of the following methods. In each case, please follow the instructions provided on the Notice of Internet Availability or Proxy Card. We encourage you to vote in advance, even if you plan to participate in the Annual Meeting.

 **Internet**
www.proxyvote.com

 **Telephone**
1-800-690-6903

 **Mail**
Sign, date and return your
proxy card

 **During the Meeting**
Vote electronically during
the Annual Meeting

Virtual Stockholders' Meeting Information

The Annual Meeting will be held in a virtual format only via the Internet. We believe a virtual meeting allows broader access by our stockholders and other interested parties without restricting participation. You will be able to participate in the Annual Meeting online and submit your questions during the meeting by visiting ***www.virtualshareholdermeeting.com/AYI2026***. You will also be able to vote your shares electronically at the Annual Meeting. **For more information about our virtual Annual Meeting processes, please see** *Questions Relating to this Proxy Statement – Information about our Virtual Annual Meeting*.

On or about December 11, 2025, we plan to commence mailing of a Notice of Internet Availability of Proxy Materials containing instructions on how to access our Proxy Statement and our Annual Report on Form 10-K via the Internet and how to vote online. The Notice of Internet Availability of Proxy Materials also contains instructions on how you can receive a paper copy of the proxy materials.

By order of the Board,

[signature]

CHANDA KIRCHNER
Corporate Secretary
December 11, 2025

> **Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be Held on January 21, 2026. The Proxy Statement and Annual Report on Form 10-K are available at *www.proxyvote.com*.**

Table of Contents

Proxy Statement Summary

This summary highlights information contained elsewhere in this Proxy Statement. This summary does not contain all of the information you should consider, and you should read the entire Proxy Statement carefully before voting.

Key Fiscal 2025 Business Performance Highlights

Acuity is a market-leading industrial technology company. We use technology to solve problems in spaces, light and more things to come. Through our two business segments, Acuity Brands Lighting (ABL) and Acuity Intelligent Spaces (AIS), we design, manufacture and bring to market products and services that make a valuable difference in people's lives. We achieve growth through the development of innovative new products and services, including lighting, lighting controls, building management solutions, and an audio, video and control platform. We focus on customer outcomes and drive growth and productivity to increase market share and deliver superior returns. We look to aggressively deploy capital to grow the business and to enter attractive new verticals.

Net Sales (GAAP)	Diluted EPS (GAAP)	Adjusted Diluted EPS[1] (Non-GAAP)	Cash Flow from Operations (GAAP)
$4.3B	**$12.53**	**$18.01**	**$601M**

[1] This is a non-GAAP financial measure used by the Board and management to assess the performance of the business. See *Appendix A* for a reconciliation to the most directly comparable financial measure calculated in accordance with GAAP.

Key Fiscal 2025 Achievements

- We improved our **financial and operating performance in fiscal 2025** and continued to create stakeholder value and compound shareholder wealth

- We continued to **improve our business** and **allocate capital effectively**

- We **renamed our Company to Acuity Inc.,** reflecting our evolution and aligning to our strategy of using technology to solve problems and create impactful experiences that shape how people live, work and connect

- In Acuity Brands Lighting ("ABL"), **our financial performance was strong**, and we made progress on our strategy and on our initiatives
  - **We realigned the business into luminaires and electronics**
  - **We continued to enhance our product portfolio, Contractor Select™, Design Select™** and **Made to Order,** to create the most effective way for our end users to get what they need, when they need it, for their specific projects
  - **We invested for future growth**, prioritizing new verticals where we have not historically competed or where we are under-penetrated:
    - in our **healthcare** vertical we strengthened our offering through the **CARE Collection™** and through the development of our **Nightingale™** range of products
    - across multiple verticals, we accelerated our product vitality efforts through the acquisition of **M3 Innovation, LLC** ("M3") and launched **M3 Sports Lighting Solution by Lithonia Lighting®** and **Holobeam™ by Holophane®**
  - We continued to be **recognized for innovation** and won **several notable awards** for products throughout the year including multiple prestigious **Red Dot® Product Design** awards

- In Acuity Intelligent Spaces ("AIS"), we continued to deliver strong growth and profitability aligned to our mission of making spaces smarter, safer and greener through our strategy of connecting the edge with the cloud using disruptive technologies that leverage data interoperability
  - **We scaled AIS to become a larger part of Acuity**
  - **We acquired and integrated** QSC, LLC ("QSC"), an audio, video and control solutions company
  - We won several notable awards for **our Atrius® Facilities** applications, **Distech Eclypse®** and **Q-SYS® platform**

- We generated significant free cash flow and **effectively allocated capital** consistent with our priorities, including investing for growth in our existing businesses and allocating **$68 million to capital expenditures**. We invested over **$1.2 billion in acquisitions,** increased our dividend by 13 percent and allocated **$119 million to repurchase** approximately 436 thousand shares at an average price of approximately $270 per share.

Allocating Capital Effectively as a Long-Term Source of Value

Our capital allocation strategy includes the following key elements:



1	**Invest** for growth in our current businesses	2	**Enter** new businesses through mergers and acquisitions	3	**Increase** our dividend	4	**Create** permanent value through share repurchases







EarthLIGHT

EarthLIGHT is one way we share who we are, our annual progress in actioning aspects of our strategy, and the value we deliver to stakeholders. It reflects our focus on innovation, operational excellence, sustainability, and our commitment to people (“EarthLIGHT”). The Governance Committee of our Board oversees our EarthLIGHT program.

Across our portfolio, we continue to innovate, bringing smarter, sustainable solutions to market designed to help solve problems for our customers. We have demonstrated that we have dexterity in how we operate, enabling us to continue to execute in dynamic market conditions, and we have demonstrated that we can deliver value and drive margins in our business. Our environmental sustainability efforts are embedded in what we do—from product design to supply chain—and we’ve made measurable progress in reducing our environmental footprint and eliminating energy and other costs for our Company and our customers. Based on our current plans and assumptions, we believe our Scope 1 and 2 emissions are currently on track toward our 2040 net-zero target and our Scope 3 emissions intensity is currently on track toward our target.

We are a values-driven organization. Our values are Integrity, Time, Curiosity, Customer Obsessed, People, Community and Owner’s Mindset. These values are at the core of our culture and help create a shared purpose for achieving our Company’s strategic goals. We make decisions based on our values, and these values guide how we treat each other and how we serve our customers and communities.

We prioritize People as a core value. We invest in talent, culture and leadership to create the environment where the best people come to do their best work. We are developers of talent. We value diversity of thought, experience and background. We purposefully create opportunities for our people to grow and thrive, and we make a positive impact in the communities where we live and work.

Listening to our associates is key to our culture and progressing our business success. In fiscal 2025, we maintained sustainable engagement at 86% in our Company-wide Associate Engagement Survey and a 96% response rate for the second year in a row. Our results are inclusive of our QSC associates. The high participation rate is an indicator that our associates are confident that their feedback will lead to meaningful action.

We continue to benchmark ourselves against the highest performing companies and remained in the Willis Towers Watson high-performance normative benchmark, which represents the top 5% of companies included in the survey. To be included in this category, companies must meet the criteria for outstanding financial performance and human resource practices, as measured by engagement surveys, compared to the industry average.

We share our annual progress in the 2025 EarthLIGHT Annual Report and related materials (collectively, the “EarthLIGHT Report”) available on our website at ***www.acuityinc.com***.* For fiscal 2025, we evolved the structure of the EarthLIGHT Report to better serve our stakeholders. Data tables and disclosures are now separated for easier access. The core EarthLIGHT Report focuses on showcasing the outcomes we have delivered and the impact we are making.

* The information in the EarthLIGHT Report and any other information on our website that we may refer to herein are not incorporated by reference into, and do not form any part of, this Proxy Statement.

Board Composition Highlights

Our Director Nominees

Name and Primary Occupation	Independent	Tenure	Age	Current Committee Membership		
				AC	CC	GC
Neil M. Ashe Chairman, President and Chief Executive Officer ("CEO")		5	58			
Marcia J. Avedon, Ph.D. Former Executive Vice President, Chief Human Resources, Marketing and Communications Officer, Trane Technologies PLC; Founder and CEO, Avedon Advisory, LLC	✔	3	64		●	●
W. Patrick Battle Managing Partner, Stillwater Family Holdings	✔	11	62		●	●
Michael J. Bender Chief Executive Officer, Kohl's Corporation	✔	3	64	●		●
G. Douglas Dillard, Jr. Managing Partner, Slewgrass Capital, LLC and Slewgrass Partners, LLC	✔	8	55	●		●
James H. Hance, Jr. Lead Director Operating Executive, The Carlyle Group Inc.	✔	11	81		●	Chair
Maya Leibman Former Executive Vice President and Chief Information Officer, American Airlines Group Inc.	✔	5	59		Chair	●
Laura G. O'Shaughnessy Independent Consultant; Co-Founder and Former Chief Marketing Officer, The Picnic Group, Inc.	✔	5	48	●		●
Mark J. Sachleben[1] Former Chief Financial Officer and Corporate Secretary, New Relic, Inc.	✔	4	60	Chair	(1)	●

AC	Audit Committee	**CC**	Compensation and Management Development Committee	**GC**	Governance Committee	●	Member

[1] Mr. Sachleben served on the Compensation and Management Development Committee in fiscal 2025 until he became the Chair of the Audit Committee in January 2025.

Skills and Experiences Represented by Director Nominees

Description of Skill or Experience	Ashe	Avedon	Battle	Bender	Dillard	Hance	Leibman	O'Shaughnessy	Sachleben
Executive Leadership: Experience as a public company CEO or other executive officer, either current or past; or as a senior executive, division president, or functional leader within a complex organization	✔	✔	✔	✔	✔	✔	✔	✔	✔
Corporate Governance: Current or previous service on a public company board of directors; or understanding of public company operating responsibilities and with issues commonly faced by public companies	✔	✔	✔	✔	✔	✔	✔	✔	✔
Strategic Growth and Development: Knowledge of strategic planning and mergers and acquisitions in large organizations operating in multiple geographies	✔	✔	✔	✔	✔	✔	✔	✔	✔
Operational/Manufacturing: Experience in the oversight of large-scale operations, including manufacturing in industries similar to the ones in which the Company operates	✔	✔	✔	✔		✔			
Finance, Accounting and Capital Markets: Knowledge of finance or financial reporting; experience with debt/capital market transactions; or experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor	✔	✔	✔	✔	✔	✔	✔	✔	✔
Human Capital and Talent Management: Experience in attracting, developing and retaining talent and building strong cultures	✔	✔	✔	✔	✔	✔	✔	✔	✔
Enterprise Risk Management: Experience in oversight of enterprise-wide risk management, including cybersecurity; or experience in creating long-term value by embracing opportunities and managing risks deriving from sustainability developments	✔	✔		✔	✔	✔	✔		✔
Engineering, Technology and Innovation: Experience in leading edge engineering and technology innovation; experience in digital transformation of a business	✔	✔	✔	✔	✔	✔	✔	✔	✔

Board Composition (as of December 11, 2025)



Total Diversity

44%
4 of 9
of our Current
Directors are
Diverse

3
Self-Identify as
Women
(33)%

1
Self-Identifies as
Racially Diverse
(11)%

Committees Chairs

33% Self-Identify as Women

Independence

89% of our Current Directors are Independent

Age Distribution (Director Nominees)

62 Average Age of Current Directors

- 1 <50
- 3 50-59
- 4 60-69
- 1 >70

Significant Board Refreshment

5 New Independent Directors since 2020

Board Tenure

6.5 Years Average Tenure

Board Tenure

- 6 <6 years
- 1 6-10 years
- 2 >10 years

Corporate Governance Highlights

Stockholder Engagement

Ongoing engagement and dialogue with our stockholders are important to the Company. We have adopted a robust and active year-round engagement philosophy that includes outreach for soliciting feedback in advance of filing this Proxy Statement. Our outreach efforts, led by our Board with input from the Compensation and Management Development Committee and in partnership with our Senior Vice President, Chief Financial Officer and other key leaders, sought feedback on governance priorities, compensation programs, and environmental and social issues. Additionally, we sought feedback on the Company's compensation and benefit programs for our named executive officers ("NEOs"). In our most recent pre-proxy season engagement cycle:

We contacted

30 of our top stockholders

We held approximately

8 meetings with stockholders

representing approximately

62% of our outstanding common stock

representing approximately

23% of our outstanding common stock

We engaged with stockholders in the following ways:

Off Season Engagement	**Engagement Prior to Annual Meeting**	**Engagement Around and After Annual Meeting**
▪ Engaged stockholders to understand their respective viewpoints ▪ Educated stockholders around the Company's corporate strategy, business developments and financial position ▪ Engaged stockholders to understand any perception gaps between the Company's performance and stockholder interpretation of performance	▪ Sought feedback on potential matters for stockholder consideration at the Annual Meeting ▪ Discussed any areas of concern that stockholders voiced	▪ Provide clarification on matters being voted on after Annual Meeting material is published ▪ Seek feedback on areas of concern to inform the Board's future decisions

Our Response to Stockholder Feedback Relating to Executive Compensation

The Compensation and Management Development Committee carefully considers feedback from our stockholders regarding our executive compensation practices, as well as other compensation and governance best practices. The Compensation and Management Development Committee implemented a series of changes to our executive compensation program in fiscal 2022 and fiscal 2023 and stockholders responded favorably. We maintained the changes in fiscal 2024 and 2025 and stockholders indicated continued support during our annual outreach program. Our say on pay ("Say on Pay") vote results of 95% or more of votes cast in favor of Say on Pay at each annual meeting for the past three years illustrate this support.

Governance Best Practices

The Board takes seriously its responsibility to represent the interests of stockholders and is committed to good corporate governance. The Board has adopted a number of corporate governance enhancements, policies and processes, including:

Board Independence & Oversight

- Strong independent Lead Director
- Robust director refreshment and succession planning process (5 new independent directors added since 2020)
- Annual, robust Board and committee self-evaluation process
- Oversight of risk management by the Board
- Oversight of EarthLIGHT goals by the Governance Committee

Stockholder Rights

- Majority voting for directors in uncontested elections
- Annual election of all directors
- Proxy access bylaw
- No stockholder rights plan or "poison pill"

Equity Risk Mitigation

- Executive and director stock ownership guidelines and retention or deferral requirements until ownership level achieved
- Prohibitions on hedging and pledging of our common stock
- Clawback policy (compliant with and exceeding NYSE listing standards) for incentive compensation paid to current and former covered officers

Key enhancements to our governance practices since 2020 include:

- Continued refreshment of our Board membership, the leadership of our standing committees, and the membership of our standing committees, including focused succession planning (2020-2025)
- Amended the Company's Bylaws and Certificate of Incorporation to eliminate supermajority voting provisions (2021)
- Amended the Company's Certificate of Incorporation to allow Bylaw amendment granting stockholders' right to call a special meeting (2021)
- Amended our Code of Ethics and Business Conduct to highlight our commitment to: remaining vigilant to prevent money laundering; designing, sourcing and producing safe quality products for our customers; and complying with all requirements for doing business with the government or on publicly funded projects (2023)
- Amended and Restated our Incentive-Based Compensation Recoupment Policy to comply with recently adopted New York Stock Exchange ("NYSE") listing standards and Securities and Exchange Commission ("SEC") regulations governing compensation recovery policies (2023)
- Amended and Restated our Certificate of Incorporation to provide for exculpation of certain officers of the Company, to the extent permitted by the Delaware General Corporation Law (2024)
- Amended our Bylaws to address changes in SEC rules regarding universal proxy cards and changes in Delaware law (2024)
- Amended the Company's Anti-Bribery and Anti-Corruption Policy and Whistleblower and Non-Retaliation Policy to reflect the various laws and regulations in the jurisdictions where we operate as we expand geographically (2024)
- Revised the Company's Stock Ownership Guidelines to remove unexercised stock options and unvested performance awards from the pool of shares that are eligible to satisfy the minimum ownership requirements of the Stock Ownership Guidelines (2025)

Executive Compensation Highlights

The Compensation and Management Development Committee reviews the Company's executive compensation program to determine whether any changes are needed to align our compensation program with long-term stockholder value creation and strengthen our pay aligned to performance approach to compensation for our NEOs. In fiscal 2023, we added an rTSR metric to the PSUs for our NEOs and increased the weighting of LTIP awards for NEOs other than the CEO, whose LTIP awards were already 75% performance-based. These changes strengthened our overall compensation framework and reflected feedback from our stockholders. Given the Company's strong performance and the continued effectiveness of our plan design, no significant design changes have been made to our compensation program since fiscal 2023.

Executive Compensation Strategy

Our compensation strategy is consistent with and supportive of our long-term goals and is founded on the following principles:

- alignment of pay, performance and stockholder value creation;

- reinforcement of the Company's business and operating strategy;

- competitive peer group and market practice;

- motivation and retention of key talent; and

- flexibility to withstand uncertainty and difficulty in a challenging economic climate.

Compensation Program Design

During our stockholder engagement in fiscal 2025, we shared an overview of our current executive compensation programs and discussed with interested stockholders program changes implemented during the past few years, such as the addition of an rTSR metric and increasing the weighting of our performance-based compensation for NEOs. After reviewing market trends and receiving stockholder support for our programs, we made no compensation program design changes for fiscal 2025.

Compensation Best Practices

What We Do	What We Don't Do
✔ We align pay and performance by providing a greater portion of compensation in incentive compensation	✖ We do not have employment agreements with executive officers
✔ We conduct an annual compensation risk assessment to help ensure that our executive compensation program does not encourage excessive risk taking	✖ We do not have "single-trigger" provisions for payout of benefits under change in control agreements
✔ We conduct an annual review of peers, as well as benchmark pay practices and pay levels to ensure compatibility	✖ We do not have tax gross-ups in severance or change in control agreements
✔ We retain an independent compensation consultant to advise on director and executive compensation matters	✖ We do not allow new SERP participants
	✖ We do not allow executive loans
✔ We conduct regular outreach with stockholders to discuss and review our executive compensation program	✖ We do not permit hedging or pledging of stock by directors and executive officers
✔ We have stock ownership guidelines for all executive officers and directors	✖ We do not pay dividends on equity awards until performance units are earned or time-based awards vest
✔ We maintain a clawback policy that complies with and exceeds the SEC rules and NYSE listing standards, and we include clawback rights in our equity award agreements	✖ We do not allow repricing or backdating of stock options
	✖ We do not provide excessive perquisites to our executives
✔ We have an annual Say on Pay vote	

Pay and Performance Alignment

At Acuity, the core tenet of our executive compensation philosophy continues to be “pay aligned to performance.” As such, a significant portion of the direct compensation opportunity for our NEOs is variable and “at-risk” since it is based on the achievement of financial performance goals, the value of our stock and an individual performance assessment. The following graphic and table show the various elements of direct compensation and target pay mix for our NEOs. For fiscal 2025, our CEO’s variable pay represented 90% of total direct compensation opportunity, and for our other NEOs, variable pay represented on average approximately 78% of total direct compensation opportunity.

ELEMENTS OF FISCAL 2025 DIRECT COMPENSATION


10%
Base Salary
15%
Short-Term Incentive
CEO
90% Performance-Based
75%
Long-Term Incentive


22%
Base Salary
Other NEOs
78% Performance-Based
54%
Long-Term Incentive
24%
Short-Term Incentive

Vehicle and Measures	Objective
Long-Term Incentive Award	
▪ For the CEO, weighting includes: ▪ 75% PSUs, with 50% based on three-year adjusted ROIC in excess of WACC, and 25% based on TSR; and ▪ 25% RSUs ▪ For other NEOs, weighting includes: ▪ 60% PSUs, with 40% based on three-year adjusted ROIC in excess of WACC, and 20% based on rTSR; and ▪ 40% RSUs	▪ Provide variable equity compensation opportunity based on achievement of performance goals over a three-year period; ▪ Reward Company and individual performance over the long term; ▪ Help ensure a balanced perspective of both company-specific and relative performance; ▪ Encourage and reward long-term appreciation of stockholder value; ▪ Encourage long-term retention through three-year performance period associated with PSUs and three-year vesting periods for RSUs; and ▪ Align interests of executives with those of stockholders.
Short-Term Incentive Award	
For all NEOs: ▪ Company Performance (80%) (each as may be adjusted): ▪ Net sales (34%) ▪ Operating profit (33%) ▪ Free cash flow (non-GAAP) (33%) ▪ Individual Performance (20%): ▪ Including EarthLIGHT goals	▪ Provide variable cash compensation opportunity based on achievement of annual performance goals aligned with business objectives; ▪ Reward focus on operational performance, profitability, and cash flow generation; and ▪ Reward individual performance and achievement of EarthLIGHT goals aligned with Company and stockholder interests.
Base Salary	
	▪ Provide a competitive level of fixed cash compensation; and ▪ Reward individual performance, level of experience, and responsibility.

Fiscal 2025 Performance

We achieved the following:



Fiscal Year Ended August 31 ($ in millions, except diluted earnings per share)	GAAP	Non-GAAP[1]
Net Sales (GAAP)	2025 $4,346 2024 $3,841 2023 $3,952	
Diluted Earnings Per Share (GAAP) / Adjusted Diluted Earnings Per Share (Non-GAAP)	2025 $12.53 2024 $13.44 2023 $10.76	2025 $18.01 2024 $15.56 2023 $14.05
Net Cash Flow From Operating Activities (GAAP) / Free Cash Flow (Non-GAAP)	2025 $601 2023 $619 2022 $578	2025 $533 2024 $555 2023 $511

[1] This column includes non-GAAP financial measures used by the Board and management to assess the performance of the business. See **Appendix A** for reconciliations to the most directly comparable financial measures calculated in accordance with GAAP.

Net sales of $4.3 billion for the year ended August 31, 2025 increased by $504.6 million, or 13.1%, compared with the prior-year period due primarily to increases in sales in both our Acuity Intelligent Spaces and Acuity Brands Lighting segments. The increase in our Acuity Intelligent Spaces segment was driven by the acquisition of QSC, which contributed $428.6 million in sales, as well higher net sales of our Atrius and Distech products. Additionally, net sales increased in our Acuity Brands Lighting segment due primarily to higher net sales within the independent sales and direct sales networks, partially offset by lower net sales within the corporate accounts and retail channels.

Diluted earnings per share for fiscal 2025 was $12.53 compared with $13.44 for the prior-year period, a decrease of $0.91, or 6.8%. This decrease reflects lower net income, as well as higher outstanding diluted shares. Adjusted diluted earnings per share for fiscal 2025 was $18.01 compared with $15.56 for the prior-year period, an increase of $2.45 per share or 15.7%. The improvement in adjusted diluted earnings per share reflects higher adjusted net income.

We generated $601 million of cash flows from operating activities during fiscal 2025 compared with $619 million in the prior-year period, a decrease of $17.8 million. The decrease was primarily due to acquisition-related items, the timing of tariff payments, and accelerated inventory purchases driven by the tariff policy. We allocated $68.4 million in capital expenditures to support organic growth in our business, $1.2 billion to acquisitions, $200 million to repay a portion of our term loan, $20.6 million in dividends paid to stockholders, and $118.5 million to repurchases of approximately 436 thousand shares.

Financial Performance Measures for Short-Term Incentive Program

The financial performance measures and their relative weightings are established by the Compensation and Management Development Committee and ratified by the Board early in the fiscal year. In selecting appropriate performance measures, the Compensation and Management Development Committee considers management's recommendations, which incorporate and consider the long- and short-term strategic goals of the Company, and reviews available peer company information and other market data provided by its compensation consultant.

Each of the financial performance measures shown below may be adjusted to exclude the impact of: (a) special charges for streamlining efforts and impairments; (b) the distortive effect of business acquisitions and/or dispositions; (c) purchase accounting adjustments; (d) significant changes in income tax rates or regulations; (e) significant changes in foreign currency; (f) refinancing or extinguishment of debt; (g) changes in accounting principles or accounting policies; and (h) any other unusual gain or loss or event deemed appropriate by the Compensation and Management Development Committee.

SHORT-TERM INCENTIVE PROGRAM FINANCIAL PERFORMANCE MEASURES

Measure[2]	Weighting	Performance Objectives[1]			Actual as Adjusted[3] (in millions)	Achievement % (rounded)	Weighted Payout % (rounded)
		Threshold	Target	Maximum			
Net sales	34%	$4,181	$4,424	$5,088	$4,346	84%	29%
Operating profit	33%	$595	$692	$830	$689	99%	33%
Free cash flow (non-GAAP)	33%	$555	$585	$705	$589	103%	34%
					Company Payout Percentage		96%

(1) Threshold, Target and Maximum are payable at 50%, 100% and 200%, respectively.

(2) Net sales, operating profit and free cash flow (non-GAAP) may be adjusted pursuant to the Short-Term Incentive Plan. See *Appendix B* for reconciliations of non-GAAP measures to the most directly comparable financial measures calculated in accordance with GAAP and information relating to the calculation of these performance measures.

(3) Adjustments to results for items not contemplated when the targets were set in fiscal 2025 are described in *Appendix B*.

Performance-Based Incentive Compensation

The Compensation and Management Development Committee made no compensation program design changes for our NEOs for fiscal 2025, but made key compensation decisions as discussed below.

Short-term incentive program ("STIP") payouts for fiscal 2025 were based on the achievement of previously established financial performance measures and the achievement of individual performance goals. Eighty percent (80%) of the cash incentive opportunity could be earned based on the Company's performance relative to net sales, operating profit and free cash flow, each as adjusted pursuant to the Acuity Inc. Short-Term Incentive Plan as described in *Appendix B*. The actual financial performance resulted in achievements of net sales at 84%, adjusted operating profit at 99% and adjusted free cash flow at 103%. The weighting of each financial measure resulted in a payout on the financial component of 96%. Twenty percent (20%) of the cash incentive opportunity could be earned based on achievement of individual performance goals, which include EarthLIGHT goals. Each NEO's final STIP payout was calculated by taking the sum of the individual participant's base salary multiplied by their STIP target percent, then applying the achievement level of the financial performance measures and the individual performance level.

The Board granted NEOs equity awards for fiscal 2025 in October 2024 under the LTIP as follows:

- For the CEO (a) 75% in the form of PSUs that vest, if at all, three years from the grant date based on performance, and (b) 25% in the form of RSUs that vest ratably over a three-year period.

- For all other NEOs (a) 60% in the form of PSUs that vest, if at all, three years from date of grant based on performance, and (b) 40% in the form of RSUs that vest ratably over a three-year period.

The actual number of PSUs earned will be determined at the end of the three-year period based on the level of achievement of adjusted ROIC in excess of established WACC thresholds and our relative ranking against the S&P 400 Capital Goods Index, both of which may allow for an earned payout up to two times the number of PSUs originally awarded. If the threshold financial performance measures are not achieved, no PSUs are earned.

Corporate Governance at Acuity

ITEM 1: ELECTION OF DIRECTORS

The Board has nominated the nine current directors listed below to be re-elected to serve a one-year term expiring at our next annual meeting of stockholders or until a successor is elected or qualified.

Neil M. Ashe
Marcia J. Avedon, Ph.D.
W. Patrick Battle
Michael J. Bender
G. Douglas Dillard, Jr.
James H. Hance, Jr.
Maya Leibman
Laura G. O'Shaughnessy
Mark J. Sachleben

Our Bylaws provide that the number of directors constituting the Board shall be determined from time to time by the Board. Currently, the number of directors constituting the Board is fixed at nine. All of the director nominees listed above were recommended to the Board for re-election by the Governance Committee. If elected, each nominee will hold office for a one-year term expiring at our next annual meeting or until a successor is elected or qualified.

Our Corporate Governance Guidelines provide that persons will not be nominated for election after their 75th birthday unless the Board, on the recommendation of the Governance Committee, determines that due to unique or extenuating circumstances it is in the best interests of the Company and its stockholders to waive such limitation. Directors are expected to offer to resign as of the annual meeting following their 75th birthday. The Board waived the age requirement for Mr. Hance, age 81, who has been nominated for election at this Annual Meeting. The Company benefits from Mr. Hance's diverse skills and experience, including, but not limited to, his experience in various roles at Bank of America Corporation such as Vice Chairman and Chief Financial Officer, and his prior service on the board of directors of other public companies such as Ford Motor Company and Morgan Stanley. In addition, the Company benefits from the insight and service that Mr. Hance provides, as well as his continuity of service, in light of the five new independent directors who have joined the Company's Board since 2020.

The persons named in the accompanying proxy, or their substitutes, will vote for the election of the nine nominees. No proposed nominee is being elected pursuant to any arrangement or understanding between the nominee and any other person or persons. All nominees have consented to stand for election at this meeting. If any of the proposed nominees become unable or unwilling to serve, the persons named as proxies in the accompanying proxy, or their substitutes, shall have full discretion and authority to vote or refrain from voting for any substitute nominees in accordance with their judgment.

A summary of each director nominee's business experience and qualifications, other public company directorships held currently or in the last five years, and membership on the standing committees of the Board of the Company is below.



The Board recommends that you vote FOR each of the Director Nominees.

Director Information

Board Skills and Experience Summary

 **Executive Leadership:**
Experience as a public company CEO or other executive officer, either current or past; or a senior executive, division president, or functional leader within a complex organization  9/9

 **Corporate Governance:**
Current or previous service on a public company board of directors; or understanding of public company operating responsibilities and with issues commonly faced by public companies  9/9

 **Strategic Growth and Development:**
Knowledge of strategic planning and mergers and acquisitions in large organizations operating in multiple geographies  9/9

 **Operational/Manufacturing:**
Experience in the oversight of large-scale operations, including manufacturing in industries similar to the ones in which the Company operates  5/9

 **Finance, Accounting and Capital Markets:**
Knowledge of finance or financial reporting; experience with debt/capital market transactions; or experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor  9/9

 **Human Capital and Talent Management:**
Experience in attracting, developing and retaining talent and building strong cultures  9/9

 **Enterprise Risk Management:**
Experience in oversight of enterprise-wide risk management, including cybersecurity; or experience in creating long-term value by embracing opportunities and managing risks deriving from sustainability developments  7/9

 **Engineering, Technology and Innovation:**
Experience in leading edge engineering and technology innovation; experience in digital transformation of a business  9/9

Director Nominees



NEIL M. ASHE

Director Since: 2020
Age: 58

Non-Independent
(Chairman, President and Chief Executive Officer)

Committees: None

SKILLS AND QUALIFICATIONS

Mr. Ashe brings to our Board extensive executive leadership experience and demonstrated ability to lead innovation, growth and change in competitive and fast-moving industries. His expertise, including in the following areas, qualifies him to serve as a director of our Board: executive leadership; corporate governance; strategic growth and development; operations and manufacturing; finance, accounting and capital markets; human capital and talent management; enterprise risk management; and engineering, technology and innovation.

CAREER HIGHLIGHTS

- Chairman of the Board of the Company since January 2021
- President and Chief Executive Officer of the Company since January 2020
- CEO of Faster Horses LLC, which invests in, operates and advises companies that are embracing the power of digital to grow and change their businesses, from February 2017 to December 2019
- President and CEO, Global eCommerce & Technology, of Walmart, Inc., a multi-national retail corporation, from January 2012 to January 2017
- President of CBS Interactive, an online content network for information and entertainment, from July 2008 to July 2011
- CEO of CNET Networks, Inc., an online platform that provides media and marketing services, from 2006 to 2008
- Served on the Boards of Directors of numerous companies, including CNET Networks, Inc. and AMC Networks, Inc.

OTHER PUBLIC COMPANY DIRECTORSHIPS

- **Current:** None
- **Previous (during the past 5 years):** Vericity, Inc.



MARCIA J. AVEDON, Ph.D.

Director Since: 2022
Age: 64

Independent

Committees: Compensation and Management Development; Governance

SKILLS AND QUALIFICATIONS

Dr. Avedon brings to our Board over 30 years of experience leading organizational transformation, talent and succession management, culture change, corporate social responsibility and communications. Her expertise, including in the following areas, qualifies her to serve as a director of our Board: executive leadership; corporate governance; strategic growth and development; operations and manufacturing; finance, accounting and capital markets; human capital and talent management; enterprise risk management; and engineering, technology and innovation.

CAREER HIGHLIGHTS

- Founder and CEO, Avedon Advisory LLC, an executive coaching, consulting and educational services company, since April 2022
- Executive Vice President, Chief Human Resources, Marketing and Communications Officer for Trane Technologies PLC, a climate control innovation company (previously Ingersoll Rand, plc), from March 2020 to April 2022
- Executive Vice President, Chief Human Resources, Marketing and Communications Officer for Ingersoll Rand, plc, a global diversified industrial and climate solutions provider, from December 2019 to March 2020, and Senior Vice President, Human Resources, Communications and Corporate Affairs for Ingersoll Rand, plc, from February 2007 to December 2019
- Chief HR Officer of Merck & Company from January 2002 to December 2006
- Positions in Human Resources of increasing responsibility at Honeywell International from 1995 to 2002
- Early career included positions in human resources at Anheuser-Busch Companies, Inc. and as a consultant with Booz, Allen & Hamilton, Inc.
- Served on the Board of Lincoln National Corporation

OTHER PUBLIC COMPANY DIRECTORSHIPS

- **Current:** Generac Holdings Inc.
- **Previous (during the past 5 years):** None



W. PATRICK BATTLE

Director Since: 2014
Age: 62

Independent

Committees: Compensation and Management Development; Governance

SKILLS AND QUALIFICATIONS

Mr. Battle brings to our Board extensive operational, strategic, and marketing expertise gained through his senior leadership positions. His expertise, including in the following areas, qualifies him to serve as a director of our Board: executive leadership; corporate governance; strategic growth and development; operations and manufacturing; finance, accounting and capital markets; human capital and talent management; and engineering, technology and innovation.

CAREER HIGHLIGHTS

- Managing Partner of Stillwater Family Holdings since 2010
- Executive Chairman of Diamond Baseball Holdings, an organization that owns and operates select Minor League Baseball clubs affiliated with Major League Baseball, since December 2021
- Chairman of IMG College (formerly known as The Collegiate Licensing Company, "CLC"), a national collegiate licensing and marketing firm, from 2007 to 2011; prior to joining IMG in 2007, Mr. Battle was president and CEO of CLC, where he worked since 1984

OTHER PUBLIC COMPANY DIRECTORSHIPS

- **Current:** MasterCraft Boat Holdings, Inc.
- **Previous (during the past 5 years):** None



MICHAEL J. BENDER

Director Since: 2022
Age: 64

Independent

Committees: Audit; Governance

SKILLS AND QUALIFICATIONS

Mr. Bender brings to our Board a strong background as an executive leader with extensive experience operating businesses at scale in the retail, integrated healthcare, real estate, e-commerce and global food and beverage industries. His expertise, including in the following areas, qualifies him to serve as a director of our Board: executive leadership; corporate governance; strategic growth and development; operational and manufacturing; finance, accounting and capital markets; human capital and talent management; enterprise risk management; and engineering, technology and innovation.

CAREER HIGHLIGHTS

- Chief Executive Officer of Kohl's Corporation, an omnichannel retailer, since May 2025
- President and CEO of Eyemart Express, LLC ("Eyemart"), an eyecare retailer, from January 2018 to April 2022, having previously served as President of Eyemart from September 2017 to January 2018
- Chief Operating Officer, Global eCommerce of Walmart Inc. ("Walmart"), a multinational retail corporation, from July 2014 to February 2017, following service in various executive level positions at Walmart, including EVP and President of West Business Unit from 2011 to 2014; SVP, Mountain Division from 2010 to 2011; and Vice President and General Manager of Southwest Region from 2009 to 2010
- Various senior level positions from 2003 to 2007 at Cardinal Health, Inc., a global, integrated healthcare services and products company, including President and General Manager, Retail and Alternate Care
- Vice President, Store Operations of L-Brands, Inc., Victoria Secret Stores, an international specialty retailer, from 1999 to 2002
- Variety of sales, finance, and operating roles at PepsiCo, Inc., a global food and beverage company, from 1984 to 1999
- Served on the Board of Ryman Hospitality Properties, Inc. and serves on the Board of various private companies

OTHER PUBLIC COMPANY DIRECTORSHIPS

- **Current:** Kohl's Corporation



G. DOUGLAS DILLARD, JR.

Director Since: 2017
Age: 55

Independent

Committees: Audit; Governance

SKILLS AND QUALIFICATIONS

Mr. Dillard brings to our Board financial and strategic expertise, including his vast and relevant experience with software and business service companies, which is fundamental to the Company's current strategic direction. His expertise, including in the following areas, qualifies him to serve as a director of our Board: executive leadership; corporate governance; strategic growth and development; finance, accounting and capital markets; human capital and talent management; enterprise risk management; and engineering, technology and innovation.

CAREER HIGHLIGHTS

- Special Advisor for Silver Lake, a global technology investment firm, since 2025
- Founder and Managing Partner of Slewgrass Capital, LLC, and Slewgrass Partners, LLC, a family investment fund, since 2017
- Co-Managing Partner of Standard Pacific Capital ("Standard Pacific"), an investment management firm, from 2005 to 2016
- Investment Partner of Standard Pacific from 1998 to 2005, responsible for the firm's investments in software and business service companies and non-Asia emerging markets
- Co-Portfolio Manager of Standard Pacific's flagship Global Fund from 2005 to 2016
- Adjunct professor at the McDonough School of Business at Georgetown University since 2017

OTHER PUBLIC COMPANY DIRECTORSHIPS

- **Current:** None
- **Previous (during the past 5 years):** None



JAMES H. HANCE, JR.

Director Since: 2014
Age: 81

Independent

Committees: Compensation and Management Development; Governance (Chair)

SKILLS AND QUALIFICATIONS

Mr. Hance brings to our Board extensive leadership, operational, and financial expertise, as well as significant corporate governance knowledge from his service on other large public company boards. His expertise, including in the following areas, qualifies him to serve as a director of our Board: executive leadership; corporate governance; strategic growth and development; operations and manufacturing; finance, accounting and capital markets; human capital and talent management; enterprise risk management; and engineering, technology and innovation.

CAREER HIGHLIGHTS

- Operating executive of The Carlyle Group Inc., a global investment firm, since 2005
- Vice Chairman of Bank of America Corporation, a bank and financial holding company, from 1993 to 2005; Chief Financial Officer from 1988 to 2004
- Chairman and co-owner of Consolidated Coin Caterers Corporation, a manufacturer, marketer, and distributor of soft drinks, from 1985 to 1986
- Partner at PricewaterhouseCoopers, a multinational professional services brand of firms, from 1979 to 1985; audit staff from 1969 until 1978
- Certified Public Accountant
- Served on the Boards of Directors of numerous companies, including Cousins Properties Incorporated, Duke Energy Corporation, Ford Motor Company, Parkway, Inc., Sprint-Nextel Corporation, Rayonier, Inc., EnPro Industries, Morgan Stanley, and Bank of America Corporation

OTHER PUBLIC COMPANY DIRECTORSHIPS

- **Current:** The Carlyle Group Inc.
- **Previous (during the past 5 years):** None



MAYA LEIBMAN

Director Since: 2020
Age: 59

Independent

Committees: Compensation and Management Development (Chair); Governance

SKILLS AND QUALIFICATIONS

Ms. Leibman brings to our Board extensive technology, cybersecurity, operational, strategic and leadership expertise gained through her senior leadership positions. Her expertise, including in the following areas, qualifies her to serve as a director of our Board: executive leadership; corporate governance; strategic growth and development; finance, accounting and capital markets; human capital and talent management; enterprise risk management; and engineering, technology and innovation.

CAREER HIGHLIGHTS

- Director, Environment Agency Board, a Non-Departmental Public Body set up under the Environment Act 1995 (UK) to take an integrated approach to environmental protection and enhancement in England, since April 2024
- Senior Advisor, American Airlines Group Inc., a publicly traded airline holdings company ("AA"), from January 2023 to January 2024
- Executive Vice President and Chief Information Officer of AA from November 2015 to December 2022
- Senior Vice President and Chief Information Officer of AA from December 2011 to November 2015
- Various roles of increasing responsibility at AA from September 1994 to July 2010

OTHER PUBLIC COMPANY DIRECTORSHIPS

- **Current:** None
- **Previous (during the past 5 years):** None



LAURA G. O'SHAUGHNESSY

Director Since: 2020
Age: 48

Independent

Committees: Audit; Governance

SKILLS AND QUALIFICATIONS

Ms. O'Shaughnessy brings to our Board extensive digital, technology, business development and strategic expertise gained through her various leadership positions. Her expertise, including in the following areas, qualifies her to serve as a director of our Board: executive leadership; corporate governance; strategic growth and development; finance, accounting and capital markets; human capital and talent management; and engineering, technology and innovation.

CAREER HIGHLIGHTS

- Independent consultant, advising brands on positioning and go-to-market strategies to test and scale products, since December 2024
- Co-Founder of The Picnic Group, Inc., a boutique holding company of food brands, and served as Chief Marketing Officer from December 2022 to December 2024
- Co-Founder of Code3 and Decile (formerly SocialCode), a technology company that manages digital and social advertising for leading consumer brands, and served as CEO from 2009 to 2020
- Business and Product Strategy Lead of the Slate Group, an online publisher, from 2009 to 2010

OTHER PUBLIC COMPANY DIRECTORSHIPS

- **Current:** Vroom, Inc.
- **Previous (during the past 5 years):** None



MARK J. SACHLEBEN

Director Since: 2021
Age: 60

Independent

Committees: Audit (Chair); Governance

SKILLS AND QUALIFICATIONS

Mr. Sachleben brings to our Board extensive financial, digital technology, and strategic planning expertise, as well corporate governance experience gained through his senior leadership positions. His expertise, including in the following areas, qualifies him to serve as a director of our Board: executive leadership; corporate governance; strategic growth and development; finance, accounting and capital markets; human capital and talent management; enterprise risk management; and engineering, technology and innovation.

CAREER HIGHLIGHTS

- Advisor to the Chief Financial Officer of New Relic, Inc. ("New Relic"), an engineer focused, data-driven company, from August 2022 to May 2023
- Chief Financial Officer of New Relic from April 2008 to August 2022
- Corporate Secretary of New Relic from February 2018 to August 2022
- Vice President of Finance of Wily Technology, Inc., a software company, from December 1999 to March 2006

OTHER PUBLIC COMPANY DIRECTORSHIPS

- **Current:** None
- **Previous (during the past 5 years):** MeridianLink, Inc.

Director Nomination Process

Annual Assessment of Size, Composition and Structure

The Governance Committee, comprised of all of our independent directors, is responsible for recommending to the Board the director nominees to be elected by our stockholders each year at our annual meeting of stockholders. The Governance Committee is also responsible for recommending to the Board any nominees for appointment to fill a new Board seat or Board vacancy. To fulfill these responsibilities, the Governance Committee annually assesses the requirements of the Board and makes recommendations to the Board regarding its size, composition and structure.

Incumbent Nominations

In determining whether to nominate an incumbent director for re-election, the Governance Committee, in consultation with the Board Chair and the Lead Director, evaluates each incumbent director's continued service in light of the current assessment of the Board's requirements, taking into account factors such as evaluation of the incumbent's performance.

Identification and Consideration Process of a New Nominee

 **1** | **Identification of Qualified Candidates**

The Governance Committee first identifies a qualified candidate or candidates. Candidates may be identified through: the engagement of an outside search firm; recommendations from independent directors, the Board Chair, management or other advisors to the Company; or stockholder recommendations.

 **2** | **Review of Qualifications**

The Governance Committee reviews the qualifications of each candidate. As expressed in our Corporate Governance Guidelines, we do not set specific criteria for directors, but the Governance Committee reviews the qualifications and skills of each candidate, including, but not limited to, the candidate's experience, judgment, diversity, and experience in or knowledge of marketing, innovation, manufacturing, cybersecurity, software, electronic and distribution technologies, international operations, and accounting or financial management.

 **3** | **Candidate Interview**

Final candidates are interviewed by multiple Governance Committee members, as well as the Board Chair and the Lead Director (who currently is the Governance Committee Chair).

 **4** | **Recommendation**

The Governance Committee makes a recommendation to the Board based on its review, the results of interviews with the candidates, and all other available information.

 **5** | **Final Decision**

The Board makes the final decision on whether to invite a candidate to join the Board after completion of independence, reference and background checks.

 **6** | **Invitation**

The Board-approved invitation is extended by the Governance Committee Chair and the Board Chair.

Importance of Board Diversity

Our Corporate Governance Guidelines provide that the Governance Committee should consider diversity when reviewing the appropriate experience, skills and characteristics required of directors. In evaluating director candidates, the Governance Committee considers the diversity of the experience, skills and characteristics that each candidate brings to the Board and whether the candidate's background, qualifications and characteristics will complement the overall membership of the Board. For purposes of Board composition, diversity also may include, among other unique characteristics, age, gender, ethnicity, race, national origin and/or geographic background. The Governance Committee and the Board seek to maintain a Board comprised of talented and dedicated directors with a diverse mix of skills, backgrounds and expertise in areas that will foster the Company's continued business success and that will reflect the diverse nature of the business environment in which we operate. The Board maintains a Board Diversity Policy which is available on the Company's website at *www.acuityinc.com* under *Investors* then *Governance – Committee Charters & Governance Documents*.

Importance of Time Commitment

The Board believes that directors must be willing to devote sufficient time to carrying out their duties and responsibilities effectively and should be committed to serve on the Board for an extended period of time. Therefore, our Corporate Governance Guidelines generally prohibit (i) an outside director from serving on more than four public company boards (including our Board) at one time, (ii) our CEO from serving on more than two public company boards (including our Board) at one time, and (iii) the Board Chair or Lead Director from serving on more than three public company boards (including our Board).

Stockholder Recommendations for Candidates for Director

Pursuant to a policy adopted by the Board, the Governance Committee will consider recommendations for candidates for director from stockholders made in writing via certified mail and addressed to the attention of the Chair of the Governance Committee, c/o Corporate Secretary, Acuity Inc., 1170 Peachtree Street, N.E., Suite 1200, Atlanta, Georgia 30309. The Governance Committee will consider such recommendations on the same basis as those from other sources. Stockholders making recommendations for candidates for director should provide the same information required for director nominations by stockholders at an annual meeting, and such recommendations must be received by the Company in accordance with the advance notice provision of our Bylaws, each as explained in the section entitled *Next Annual Meeting – Stockholder Proposals and Director Nominations*.

Proxy Access Nominations

Our Bylaws enable a stockholder, or a group of up to 20 stockholders, owning 3% or more of our outstanding common stock continuously for at least three years to nominate and include in our proxy materials director candidates constituting up to the greater of 20% of the number of directors then in office or two directors, subject to the requirements specified in our Bylaws. Stockholders who wish to nominate director candidates for inclusion in our proxy materials under our proxy access Bylaw provisions must satisfy the requirements (including, but not limited to, the timelines) in our Bylaws as described in the section entitled *Next Annual Meeting – Stockholder Proposals and Director Nominations*. The Board expects to evaluate any director candidates nominated through the proxy access process in a manner similar to that used to evaluate other director candidates.

Board Refreshment and Succession Planning

Since 2020, we have added skills, expertise and diversity to the Board with the addition of Mr. Bender (September 2022), Dr. Avedon (June 2022), Mr. Sachleben (August 2021), Ms. O'Shaughnessy (June 2020) and Ms. Leibman (February 2020) in areas such as executive leadership, strategic growth and development, engineering, technology, innovation, finance, accounting, human capital and talent management, and enterprise risk management. It is the intention of the Board to continue this refreshment process over the coming years as we plan for the retirement of certain members of the Board, when additional skills and expertise are identified during the annual assessment process, or as a result of our strategic planning process.

5 new independent directors
since 2020

Director Independence

The Board is responsible for supervising the management of the Company. The Board has reviewed and determined that all of its current members, except Neil M. Ashe, the Chairman, President and CEO, have no material relationship with the Company and are independent, based on the listing standards of the NYSE, the categorical standards in our Corporate Governance Guidelines, and a finding of no other material relationships. Our Corporate Governance Guidelines are available on our website at *www.acuityinc.com* under *Investors* then *Governance – Committee Charters & Governance Documents*.

Board and Committees

Board Leadership Structure

The Board believes that no single leadership structure fits all organizations. The Board, using its diverse skills and experience, considers the most appropriate leadership structure for our Company based on the specific circumstances and challenges we face. The independent Board members challenge management and demonstrate independence and free thinking as necessary to ensure effective oversight. The Board also prioritizes stockholder engagement and discusses feedback received. As a result, the Board is in the best position to evaluate the relative benefits and challenges of different Board leadership structures, and ultimately decides which one best serves the interests of all of our stakeholders. The independent directors, therefore, believe that the Company's current structure, with an independent Lead Director and standing committees consisting entirely of independent directors, provides strong independent leadership and oversight, as well as efficient and clear leadership, communication and administration.

Duties and Responsibilities of the Board Chair

Our Corporate Governance Guidelines provide that whenever the Board Chair is a member of management, there will be an independent Lead Director. Some of the responsibilities of the Board Chair include, but are not limited to:

- facilitating the flow of information between management and the Board;
- providing an appropriate amount of management oversight;
- facilitating the efficient operation of the Board by ensuring the Board is fulfilling its obligations and duties; and
- framing effective strategic alternatives based on extensive knowledge of the Company and the industry in which it operates.

Duties and Responsibilities of the Lead Director

Our Lead Director is an independent director appointed each year by the independent members of the Board after the annual meeting of stockholders. The Lead Director's responsibilities, as described in our Corporate Governance Guidelines, include:

- providing oversight to ensure the Board works in an independent, cohesive fashion;

- ensuring Board leadership in the absence or incapacitation of the Board Chair;

- chairing Board meetings when the Board Chair is not in attendance;

- coordinating with the Board Chair to ensure the conduct of the Board meeting provides adequate time for serious discussion of appropriate issues and that appropriate information is made available to Board members on a timely basis;

- chairing executive sessions and acting as liaison between the independent directors and the Board Chair on matters raised in such sessions; and

- coordinating with the Board Chair and CEO, or if they are not the same person, the CEO, to set the agenda for Board meetings.

In addition, the Lead Director meets separately each quarter with our General Counsel and is entitled to request material and receive notice of and attend all Board committee meetings and to discuss other matters, as needed, directly with our General Counsel.

The Board believes that having an independent Lead Director whose responsibilities closely parallel those of an independent chair ensures that the appropriate level of independent oversight is applied to all Board decisions.

Our Corporate Governance Guidelines provide that our Board will include a majority of independent directors.

Eight of our nine current directors, who are also our director nominees, are independent. In addition, only independent directors serve as members of the Audit Committee, the Compensation and Management Development Committee, and the Governance Committee. Each of the standing committees is led by a committee chair who sets the agenda for the committee and reports to the full Board on the committee's work. The independent members of the Board and the independent members of each of the standing committees meet quarterly in executive session.

89%

**Independent
(Current Directors)**

Committees of the Board

The Board has delegated certain functions to the Audit Committee, the Compensation and Management Development Committee, and the Governance Committee. Our committee Charters describe the responsibilities of each standing committee. The Board annually reviews the composition of our standing committees to consider and determine opportunities for committee membership rotation and succession planning. For information about where to access the Charters, see *Governance Policies and Procedures*.

Audit Committee		
Members:*	**Roles and Responsibilities of the Committee:**	**Number of Meetings Held in Fiscal 2025:**
Mark J. Sachleben (Chair) Michael J. Bender G. Douglas Dillard, Jr. Laura G. O'Shaughnessy	▪ Matters pertaining to our auditing, internal control, financial reporting and financial risk exposures (including cybersecurity), as set forth in the Audit Committee's report (see *Report of the Audit Committee*) and in its Charter. ▪ Each quarter, the Audit Committee meets separately with the independent registered public accounting firm, the internal auditor, the Chief Financial Officer, the General Counsel, and the Chief Compliance Officer without other management present. ▪ Annually, the Audit Committee evaluates the performance of the independent registered public accounting firm in relation to its functions and responsibilities (see *Selection and Engagement of the Independent Registered Public Accounting Firm*).	5

* Each member of the Audit Committee is independent under the requirements of the SEC and the Sarbanes-Oxley Act of 2002. In addition, the Board has determined that each member of the Audit Committee meets the current independence and financial literacy requirements of the listing standards of the NYSE. The Board has determined that each of the members of the Audit Committee satisfy the "audit committee financial expert" criteria adopted by the SEC and that each of them has accounting and related financial management expertise required by the listing standards of the NYSE.

Compensation and Management Development Committee		
Members:*	**Roles and Responsibilities of the Committee:**	**Number of Meetings Held in Fiscal 2025:**
Maya Leibman (Chair) Marcia J. Avedon, Ph.D. W. Patrick Battle James H. Hance, Jr. Mark J. Sachleben**	▪ Matters relating to the evaluation and compensation of the executive officers and non-employee directors, as described in its Charter. ▪ Matters relating to management development and succession. ▪ At most regularly scheduled meetings, the Compensation and Management Development Committee meets privately with an independent compensation consultant without management present. ▪ Annually, the Compensation and Management Development Committee evaluates the performance of the independent compensation consultant in relation to the its functions and responsibilities.	5

* Each member of the Compensation and Management Development Committee is independent under the listing standards of the NYSE and a non-employee director under Section 16(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In addition, the Board has determined that each member of the Compensation and Management Development Committee meets the additional independence requirements applicable to compensation committees under NYSE listing standards.

** Mr. Sachleben served on the Compensation and Management Development Committee in fiscal 2025 until he became the Chair of the Audit Committee in January 2025.

Compensation Committee Interlocks and Insider Participation

The directors who served on the Compensation and Management Development Committee of the Board during the fiscal year ended August 31, 2025, were Marcia J. Avedon, Ph.D., W. Patrick Battle, James H. Hance, Jr., Maya Leibman and Mark J. Sachleben. None of these individuals are, or ever have been, officers or associates of the Company. During fiscal 2025, none of our executive officers served as a director or on the compensation committee of any entity for which any of these individuals served as an executive officer, and there were no other compensation committee interlocks with the entities with which these individuals or our other directors are affiliated.

Governance Committee		
Members:*	**Roles and Responsibilities of the Committee:**	**Number of Meetings Held in Fiscal 2025:**
James H. Hance, Jr. (Chair) Marcia J. Avedon, Ph.D. W. Patrick Battle Michael J. Bender G. Douglas Dillard, Jr. Maya Leibman Laura G. O'Shaughnessy Mark J. Sachleben	▪ Reviewing matters pertaining to the composition, organization and practices of the Board. ▪ Recommending changes to the Corporate Governance Guidelines. ▪ Recommending changes to and overseeing the administration of the Code of Ethics and Business Conduct. ▪ Overseeing our sustainability initiatives through our EarthLIGHT program. ▪ Periodic evaluation of the Board and individual directors. ▪ Recommending to the full Board a slate of directors for election by stockholders at the annual meeting and candidates to fill a new Board position or any vacancies on the Board as explained in greater detail in the section entitled **_Director Nomination Process_**.	5
* The Board has determined that each member of the Governance Committee is independent under the listing standards of the NYSE.		

Director Engagement

Board Meetings and Attendance

During the fiscal year ended August 31, 2025, the Board held five regular meetings. Each incumbent member of the Board attended 75% or more of the aggregate of (i) the total number of meetings of the Board held during fiscal 2025 (during the period for which such person served as a director), and (ii) the total number of meetings of each committee of the Board held during fiscal 2025 (during the period for which such person served as a member of the committee).

The Company does not have a formal policy regarding director attendance at its annual meeting of stockholders, but expects directors to attend. All directors attended the most recent annual meeting.

Meetings of Non-Management Directors

Our Corporate Governance Guidelines provide that all non-management directors meet in executive session outside the presence of the CEO and other Company personnel during a portion of each of the Board's meetings. As discussed above, the Lead Director chairs these executive sessions and develops the agenda for each executive session.

Beyond the Boardroom

Our directors routinely receive updates on the Company's strategy and operations from members of the management team during quarterly meetings that allow continued engagement with our associates who are involved in day-to-day operations. In addition, the members of the Board may periodically visit one or more of the Company's operating facilities.

When a new director is elected to the Board, the Company's senior leadership team conducts an orientation that covers such topics as strategy, product innovation, industry overview, sales and marketing strategies, supply chain and sourcing management, financial highlights and planning, legal entity structure, and a general overview of the Company's governance policies and practices, including a review of a director's fiduciary duties.

Board Evaluation Process

The Board believes in a robust self-evaluation process. The Board performs a full Board evaluation each year that includes an assessment of each committee. The evaluation process described below is managed by the Corporate Secretary's office with oversight by the Governance Committee. The Governance Committee may retain an independent third party to assist in the evaluation process if deemed appropriate.

1 | Completion of Questionnaires

All members of the Board complete a detailed confidential questionnaire on the performance of the full Board on such topics as: alignment with the Company's mission, vision, values and long-term strategies and goals; effectiveness and commitment to fiduciary responsibilities; oversight of Company's long-term strategy and risk management; support of a culture of mutual trust and open communications; review of Board and committee composition relating to skills, expertise, diversity, size and succession; feedback on the information provided to the Board and its committees relating timing and relevance of information from management and other advisors; productiveness and length of meetings; and effectiveness of the Board's leadership in areas of oversight, onboarding, succession planning and facilitation.

2 | Committee Self-Evaluation

Each standing committee also conducts self-evaluations with results being reported by each standing committee chair to the Board. The committee self-evaluations consider: committee size; experience and skills of each committee member; appropriateness of committee responsibilities; length and content of quarterly meetings; communication among committee members; and other topics as deemed specifically appropriate by each standing committee.

3 | Data Analysis

Information is collected and analyzed, and a written report summarizing the responses is prepared and provided to the Board Chair and the Lead Director.

4 | Discussion

The Board Chair and Lead Director review and discuss the summary report with the Governance Committee and/or the Board.

5 | Follow-Up

Matters requiring follow-up are addressed by the Lead Director/Chair of the Governance Committee and the Board Chair.

Board Responsibilities

Strategic Oversight

The Board and its standing committees are involved in oversight of our strategy, including, but not limited to, major business and organizational initiatives, capital allocation and potential business development opportunities. Each quarter the Board receives operational reports from senior leaders on key business activities and discusses the reports with the senior leaders, as well as in a separate discussion amongst the Board and our executive officers. Also each quarter, the Audit Committee of the Board receives a report from the Company's Chief Compliance Officer regarding the Company's risk management activities. At least annually, the Board discusses the Company's long-term strategy and three-year outlook, as well as the Company's one-year plan. The standing committees oversee elements of our strategy associated with their respective areas of responsibility.

Board Risk Oversight

While our management team is responsible for the day-to-day management of risk, the Board has oversight responsibility of our risk-management programs. As outlined below, the Board delegates certain elements of its risk oversight function to its various standing committees. Each committee provides a report of its activities on a quarterly basis to the full Board, including, where applicable, the individual committee's risk oversight activity. We believe that this structure supports effective risk oversight by the Board. We also encourage open communication between management and directors with respect to risk oversight.

FULL BOARD AND COMMITTEES

Board Oversight

Pursuant to our Corporate Governance Guidelines, it is the Board's role to provide oversight of the Company's risk management processes. The Board receives quarterly updates, where applicable, on various risks from each committee chair. In addition to the committees' work in overseeing risk management, our Board regularly discusses significant risks that the Company may be facing.



Audit Committee	Compensation and Management Development Committee	Governance Committee
Oversight responsibilities include meeting with management to discuss major financial risk exposures (including cybersecurity risks and the impact of emerging technologies, including, but not limited to, artificial intelligence) and the steps management has taken to monitor and control the Company's exposure to risk, including policies with respect to financial risk assessment and risk management.	Considers risk in acquiring and retaining human capital, as well as in designing the compensation program. The goal of the latter is to appropriately balance short-term incentives and long-term performance. A discussion of the compensation risk analysis conducted by the Compensation and Management Development Committee is included in the ***Compensation Discussion and Analysis*** later in this Proxy Statement.	Responsible for the composition and evaluation of the Board and its standing committees. Also, specifically charged with oversight of the Company's EarthLIGHT program and any associated risks, and with oversight of the Company's Code of Ethics and Business Conduct.



Management routinely presents to the Audit Committee risk management and enterprise risk management reports identifying and evaluating key risks, including cybersecurity risks, and how these risks are being managed. Management provides updates throughout the year of any material changes to the risk profile and reports on any newly identified risks. In addition, at least once a year, management provides a report on the Company's cybersecurity program, risks and strategy to the full Board.

Succession Planning and Human Capital Management

The Board and our Compensation and Management Development Committee routinely review the Company's plans for development and succession for key management positions and provide guidance to management on these plans. Human capital management focused on increasing talent density is important to the success of our business and strategies. We recognize that it requires continued investment in our associates. Associate development is part of our operating system and correlates to our preparedness to meet current and future strategic priorities of the business. The Board takes an active interest in the capabilities required to enable the strategies, as well as the continuing evolution of our human capital capabilities. Acuity is an equal opportunity employer, and we are committed to making employment decisions without regard to race, color, religion, national or ethnic origin, sex, sexual orientation, gender identity or expression, age, disability, protected veteran status, or other characteristics protected by law. We seek to retain our associates through competitive compensation and benefits, as well as challenging work experiences with increasing levels of responsibility. We strive to engage our associates in ways that will enhance their personal well-being and promote job satisfaction.

Human Capital Management in Fiscal 2025



Associate Engagement, Workplace Culture, and Associate Value Proposition

Continued our focus on our Listening Strategy and associate engagement action planning–maintaining high sustainable engagement. We remained in the Willis Towers Watson high-performance normative benchmark group, which represents the top 5% of companies included in the survey.



Inclusion and Belonging

Continued to use our values to guide our business actions and broaden our learning about the obstacles to associate success by listening to and engaging our associates.



Health and Well-Being

Continued to support the well-being of our associates and their families by developing in fiscal 2025 and launching in fiscal 2026 programs such as expanded mental health services for international associates, a new voluntary benefit that provides identify theft protection, and new covered health services for a virtual sleep clinic and virtual women's health



Management Development and Associate Training

Continued to expand our management effectiveness series focused on coaching to performance. Continued to scale digital learning content and experiences to help associates expand their knowledge, skills and abilities.



Associate Compensation

Continued our focus on competitive positioning of our global pay, pay equity, and pay transparency and intentional pay decisions that are directly aligned to our annual talent review discussions.

Contacting the Board of Directors

The Board has adopted a policy that allows stockholders and other interested parties to communicate directly with the Board as a group by writing to the Board Chair, with our non-management directors as a group by writing to the Chair of the Governance Committee, and with members of the Audit Committee as a group by writing to the Chair of the Audit Committee, each in care of the Corporate Secretary at our principal executive offices. Our principal executive offices are located at 1170 Peachtree Street, N.E., Suite 1200, Atlanta, Georgia 30309. All communications will be forwarded promptly by the Corporate Secretary to the appropriate Board member.

Governance Policies and Procedures

Corporate Governance Practices

Our Board has approved a number of changes to our corporate governance practices over the past several of years. Key actions since 2020 include:

Board Refreshment (2020-2025). Continued refreshment of our Board membership, the leadership of our standing committees and the membership of our standing committees, including focused succession planning.

Amendment of our Certificate of Incorporation and Bylaws to Remove Supermajority Provisions (2021). We amended our Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws to eliminate supermajority voting provisions relating to amendments to the Amended and Restated Certificate of Incorporation and the Amended and Restated Bylaws and the removal of directors.

Amendment of our Certificate of Incorporation and Bylaws to Permit Stockholders to Call a Special Meeting (2021). We amended our Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws to grant stockholders holding 20% or more of the Company's outstanding common stock the ability to call a special meeting of stockholders.

Code of Ethics and Business Conduct (2023). We amended our Code of Ethics and Business Conduct to highlight our commitment to: remaining vigilant to prevent money laundering; designing, sourcing and producing safe quality products for our customers; and complying with all requirements for doing business with the government or on publicly funded projects.

Amendment and Restatement of our Incentive-Based Compensation Recoupment Policy (2023). We amended and restated our Incentive-Based Recoupment Policy to comply with recently adopted NYSE listing standards and SEC regulations governing compensation recovery policies. Under our policy as amended and restated, if we are required to prepare certain types of accounting restatements, we will be required to recover or "claw back" incentive-based compensation from any current or former executive officer, including our NEOs. We also may recover such compensation from our executive officers' direct reports.

Amendment of our Certificate of Incorporation to Provide for Exculpation of Certain Officers of the Company (2024). We amended our Amended and Restated Certificate of Incorporation to provide for the exculpation of certain officers of the Company against personal liability, to the extent permitted by the Delaware General Corporation Law.

Amendment of our Bylaws to Address Changes in SEC Rules Regarding Universal Proxy Cards and Changes in Delaware Law (2024). We amended our Amended and Restated Bylaws to address procedural mechanics and disclosure requirements resulting from universal proxy card rules and to address certain Delaware General Corporation Law provisions.

Anti-Bribery and Anti-Corruption Policy and Whistleblower and Non-Retaliation Policy (2024). We amended the Company's Anti-Bribery and Anti-Corruption Policy and Whistleblower and Non-Retaliation Policy to reflect the various laws and regulations in the jurisdictions where we operate as we expand geographically.

Stock Ownership Guidelines (2025). We revised the Company's Stock Ownership Guidelines to remove unexercised stock options and unvested performance awards from the pool of shares that are eligible to satisfy the minimum ownership requirements of the Stock Ownership Guidelines.

Corporate Documents and SEC Filings

The following governance documents are available on our website at *www.acuityinc.com* under *Investors* then *Governance – Committee Charters & Governance Documents*.

- Certificate of Incorporation
- Bylaws
- Corporate Governance Guidelines
- Audit Committee Charter
- Compensation and Management Development Committee Charter
- Governance Committee Charter
- Board Diversity Policy
- Policy Regarding Interested Party Communications with Directors

- Policy on Stockholder Recommendations for Board of Director Candidates
- Anti-Bribery and Anti-Corruption Policy
- Code of Ethics and Business Conduct
- Whistleblower and Non-Retaliation Policy
- Stock Ownership Guidelines Policy
- Policy on Political Activities and Public Policy Engagement
- Incentive-Based Compensation Recoupment Policy

Copies of any of these documents will be furnished to any interested party by written request to the Corporate Secretary, Acuity Inc., 1170 Peachtree Street, N.E., Suite 1200, Atlanta, Georgia 30309. Our SEC filings, including Section 16 filings, are available on our website at *www.acuityinc.com* under *Investors* then *Financials–SEC Filings.* Our proxy materials and annual report are available on our website at *www.acuityinc.com* under *Investors* then *Downloads–Download Center*. Information on or connected to our website is not, and should not be, considered a part of this Proxy Statement.

Compensation of Directors

Non-Employee Director Compensation

The compensation program of our non-employee directors is designed to achieve the following goals:

- provide fair pay to directors for work comparable to other companies of similar size and scope;
- align directors' interests with the long-term interests of stockholders; and
- be simple, transparent and easy for directors and stockholders to understand.

Mr. Ashe, who is an employee of the Company, receives no additional compensation for serving as a director.

Director Fees

The compensation paid to our non-employee directors for their service on our Board and its committees is reviewed periodically with the assistance of the Compensation and Management Development Committee's independent compensation consultant using comparative data from the same peer companies used to evaluate executive officer compensation. The Committee also reviews general industry practices for companies similar in revenue size to the Company. In fiscal 2025, the Compensation and Management Development Committee reviewed the non-employee director compensation program and recommended the following adjustments, which the Board approved and implemented.

- the Cash Portion (as described below) was increased from $95,000 to $105,000;
- the Non-Cash Portion (as described below) was increased from $155,000 to $175,000; and
- the fee paid to the independent Lead Director was increased from $30,000 to $35,000.

A summary of the fiscal 2025 annual fees, which include a cash portion and a non-cash portion, and other compensation paid to directors is below.

ANNUAL FEES
In Effect Since January 2025



$105,000
Cash Portion[1]

$280,000
Total Annual Fees

$175,000
Non-Cash Portion[2]

OTHER COMPENSATION[3]

Independent Lead Director Fee:	$35,000
Audit Committee Chair Fee:	$25,000
Compensation and Management Development Committee Chair Fee:	$20,000
Governance Committee Chair Fee:	$15,000
Board Meeting Fee *(for meetings in excess of six per fiscal year)*:	$2,000
Committee Meeting Fee *(for meetings in excess of six per fiscal year)*:	$1,500

[1] Approximately 37.5% of the annual fee for fiscal 2025 was payable in cash. This portion of the annual fee may, at the director's election, be deferred as described below.

[2] Approximately 62.5% of the annual fee for fiscal 2025 was payable in equity. This portion is required to be deferred into stock units until the director achieves the Stock Ownership Guidelines requirement described below. Once the Stock Ownership Guidelines requirement has been met, directors may annually elect to receive this Non-Cash Portion in the form of a restricted stock award or a deferred restricted stock unit award as described below.

[3] Any lead director, chair, or meeting fees, which are payable in cash, may also be deferred as described below.

We pay fees to our directors in a single payment after the annual meeting at which the director is elected for a one-year term. As shown above, the annual fee is split into a Cash and Non-Cash Portion. Each director may elect the payment form of each portion of their annual fee, subject, in some cases, to our Stock Ownership Guidelines.

Cash Portion. Each director may elect to have the Cash Portion paid in either cash or deferred into the Amended and Restated 2011 Director Deferred Compensation Plan (the "Amended 2011 NEDC"). Amounts deferred into the Amended 2011 NEDC may be credited into either an interest-bearing cash fund or into a stock unit fund. The value of the stock unit fund mirrors the value of the Company's common stock and earns cash dividends that are credited to the interest-bearing cash fund. See *Director Deferred Compensation Plan* below for more details about the distribution provisions of this plan.

Non-Cash Portion. Each director may elect to have the Non-Cash Portion paid in either a restricted stock award ("RSA") or a deferred restricted stock unit award ("DSU") pursuant to the Amended and Restated 2012 Omnibus Stock Incentive Compensation Plan (the "Omnibus Incentive Plan") if the director has met the Stock Ownership Guidelines requirement. Prior to meeting the Stock Ownership Guidelines requirement, the Non-Cash Portion will be paid in the form of a DSU. RSAs and DSUs become fully vested on the first anniversary of the grant date, or, if earlier, the date of the next subsequent annual meeting of stockholders. Both RSAs and DSUs earn dividend equivalents during the vesting period at a rate equal to the dividends paid to other holders of our common stock if and when declared. DSUs continue to earn dividend equivalents until such time as they are distributed and such earned dividend equivalents receive interest at the same rate as dividend equivalents earned on deferred stock units under the Amended 2011 NEDC. When a director ceases service with the Company during the one-year vesting period, the total number of shares earned will be prorated based on the ratio of the total number of days served to the number of days in the vesting period. Any awards not earned will be forfeited effective as of the date a director's service ends.

Director Deferred Compensation Plan

The Amended 2011 NEDC, which was originally approved by stockholders in January 2012 as the Acuity Brands, Inc. 2011 Nonemployee Director Deferred Compensation Plan (the "2011 NEDC"), was approved by the Board on October 25, 2021. At that time, the expiration date of the Amended 2011 NEDC was extended to October 25, 2031 and all remaining shares available for grant under the 2011 NEDC were transferred to the Omnibus Incentive Plan.

The Amended 2011 NEDC allows for fees deferred by non-employee directors to either be credited into a deferred stock unit account and be paid in shares following retirement from the Board or be credited to an interest-bearing cash account to be paid in cash following retirement from the Board. Cash dividend equivalents earned on deferred stock units are credited into the interest-bearing account. Directors may elect to have amounts from the Amended 2011 NEDC paid in either a lump sum or in five equal installments. The cash fund amounts are paid in cash and the stock unit fund is converted and distributed as shares of the Company's common stock. Deferred stock units that were contributed prior to January 2022 will be distributed from the 2011 NEDC share reserve, while deferred stock units that are contributed in or after January 2022 will be distributed from the Omnibus Incentive Plan share reserve.

Stock Ownership Guidelines

Each non-employee director is subject to Stock Ownership Guidelines that require the director to attain ownership in our common stock having a value of five times the Cash Portion of the Annual Fee (the "Minimum Ownership Guidelines"). The Minimum Ownership Guidelines were equal to $525,000 in fiscal 2025. The Stock Ownership Guidelines allow directors a period of five years from their date of appointment to achieve their ownership requirement, and, for subsequent adjustments, a supplemental five-year period with respect to the additional ownership required as a result of the adjustment. For purposes of the Minimum Ownership Guidelines, directly held shares, deferred stock units, vested and unvested DSUs, and unvested RSAs are counted. During fiscal 2025, each of our non-employee directors met the Minimum Ownership Guidelines. See *Beneficial Ownership of the Company's Securities*.

Fiscal 2025 Director Compensation

The following table shows the fiscal 2025 compensation of our non-employee directors. Earnings in a non-qualified deferred compensation plan in excess of the applicable federal rate are disclosed in the table.

Directors receive an Annual Fee payment after the annual meeting at which each director is elected by stockholders. Amounts shown in the table are for fees earned or paid during fiscal 2025.

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[1][2]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[3]	All Other Compensation ($)[4]	Total ($)[5]
Marcia J. Avedon, Ph.D.	105,000	179,878	104	—	284,982
W. Patrick Battle	105,000	179,878	1,159	—	286,037
Michael J. Bender	105,000	179,878	81	—	284,959
G. Douglas Dillard, Jr.	105,000	179,878	766	—	285,644
James H. Hance, Jr.	155,000	179,878	51	5,000	339,929
Maya Leibman	125,000	179,878	350	—	305,228
Laura G. O'Shaughnessy	105,000	179,878	389	—	285,267
Mark J. Sachleben	—	313,607	230	524	314,361
Mary A. Winston[6]	—	—	—	12,500	12,500

[1] The Cash Portion of the annual director fees, along with any chair or excess meeting fees, may be deferred into the Amended 2011 NEDC at the election of the director into either stock units to be paid in shares following retirement from the Board or credited to an interest-bearing account to be paid in cash following retirement from the Board. In fiscal 2025, Mr. Sachleben elected to defer the Cash Portion of annual director fees. The Non-Cash Portion of the annual director fee may, at the election of the director, be issued in the form of an RSA pursuant to the Omnibus Incentive Plan if the director's stock ownership meets the Minimum Ownership Guidelines. If the director's stock ownership does not meet the Minimum Ownership Guidelines, the Non-Cash portion of the annual director fee will be issued as a DSU pursuant to the Omnibus Incentive Plan. As of August 31, 2025, one director had unvested RSAs outstanding as follows: Mr. Hance, 534 shares. As of August 31, 2025, certain directors had unvested DSUs outstanding as follows: Dr. Avedon, 534 shares; Mr. Battle, 534 shares; Mr. Bender, 534 shares; Mr. Dillard, 534 shares; Ms. Leibman, 534 shares; Ms. O'Shaughnessy, 534 shares; and Mr. Sachleben, 534 shares. The following table sets forth the allocation of the Cash Portion and the Non-Cash Portion of the annual retainer paid in fiscal 2025 to each applicable director in the form of deferred stock units, RSAs and DSUs.

| Name | Cash Portion | | Non-Cash Portion | | | |
| | Deferred Stock Units | | Deferred Restricted Stock Unit Award | | Restricted Stock Award | |
	$	#	$	#	$	#
Marcia J. Avedon, Ph.D.	—	—	179,878	534	—	—
W. Patrick Battle	—	—	179,878	534	—	—
Michael J. Bender	—	—	179,878	534	—	—
G. Douglas Dillard, Jr.	—	—	179,878	534	—	—
James H. Hance, Jr.	—	—	—	—	179,878	534
Maya Leibman	—	—	179,878	534	—	—
Laura G. O'Shaughnessy	—	—	179,878	534	—	—
Mark J. Sachleben	133,729	397	179,878	534	—	—
Mary A. Winston	—	—	—	—	—	—

(2) This column shows the aggregate grant date fair value, as determined in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("FASB ASC Topic 718"), of the Non-Cash Portion of fees (described above) and the Cash Portion (described above) deferred into the Amended 2011 NEDC into a stock unit fund. The assumptions used to value RSAs and DSUs granted can be found in Note 11 to our Consolidated Financial Statements included in the Annual Report on Form 10-K for the fiscal year ended August 31, 2025.

(3) This column shows above-market earnings, which were calculated as the excess of the earnings credited on deferred amounts under the Amended 2011 NEDC that were deemed invested in the prime rate investment alternative under such plan over the amount that would have been earned had the deferred amounts been credited with a return equal to 120% of the applicable federal rate in effect when the prime rate investment alternative was first offered under the Amended 2011 NEDC.

(4) This column shows, for all current directors, the matching charitable contributions made by the Company on behalf of the director under the Company's Matching Gift Program, which permits the Company to make matching contributions, on a dollar-for-dollar basis, of up to $5,000 in the aggregate, in the case of directors and executive officers, to eligible charitable organizations during each fiscal year. For Ms. Winston, who retired from the Board at the 2025 annual meeting, this column shows: a matching charitable contribution made by the Company under the Matching Gift Program on behalf of Ms. Winston during the term of her service as a director in the amount of $2,500; and charitable contributions made by the Company on behalf of Ms. Winston following her retirement in recognition of her service to the Company in the amount of $10,000.

(5) In fiscal 2025, the aggregate amount of perquisites and personal benefits provided to each director was less than $10,000. Matching charitable contributions are reported in the "All Other Compensation" column as described above.

(6) Ms. Winston did not receive any compensation in fiscal 2025 other than the amount reported in the "All Other Compensation" column as described above.

Audit Committee Matters

 **ITEM 2:** | **RATIFICATION OF THE APPOINTMENT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

At this Annual Meeting, a proposal will be presented to ratify the appointment of Ernst & Young LLP ("EY") as the independent registered public accounting firm to audit our financial statements for the fiscal year ending August 31, 2026. EY has performed this function for us since 2002. One or more representatives of EY are expected to be present at this Annual Meeting and will be afforded the opportunity to make a statement if they so desire and to respond to appropriate questions. Information regarding fees paid to EY during fiscal 2025 and fiscal 2024 is included below in *Audit Fees and Other Fees*.

Based on the Audit Committee's evaluation discussed below in *Selection and Engagement of the Independent Registered Public Accounting Firm*, the Audit Committee believes that EY is independent and that it is in the best interests of the Company and our stockholders to retain EY to serve as our independent auditor for fiscal 2026.

 **The Board recommends that you vote FOR the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm.**

Selection and Engagement of the Independent Registered Public Accounting Firm

The Audit Committee is directly responsible for the appointment, oversight, evaluation and compensation of our independent registered public accounting firm, including review of its qualifications, independence and performance. Additionally, the Audit Committee is involved in the selection of the lead engagement partner from the audit firm, which is required to be rotated every five years.

In determining whether to reappoint EY as the Company's independent auditor, the Audit Committee took into consideration a number of factors, including the length of time the firm has been engaged, the quality of the Audit Committee's ongoing discussions with EY, an annual assessment of the professional qualifications and past performance of the audit team, the appropriateness of fees, and external data regarding the firm's audit quality and performance, including recent Public Company Accounting Oversight Board (United States) ("PCAOB") reports on EY and its peer firms. Based on this evaluation, the Audit Committee believes that EY is independent and that it is in the best interests of the Company and our stockholders to retain EY to serve as our independent auditor for fiscal 2026.

Audit Fees and Other Fees

The Audit Committee is responsible for approving the audit and permissible non-audit services provided by EY, the Company's independent registered public accounting firm, and fees for those services. The following table shows the fees incurred for audit services and other services provided by EY for fiscal years ended August 31, 2025 and August 31, 2024.

Fees Billed	Description	2025	2024
Audit Fees	Audit Fees include fees for services rendered for the audit of our annual financial statements, the review of the interim financial statements included in quarterly reports, comfort letters, consents, assistance with and review of documents filed with the SEC, and/or audits of statutory financial statements. Audit fees also include fees associated with rendering an opinion on our internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. The Audit Fees increased in fiscal 2025 as compared to fiscal 2024 primarily due to (i) additional services related to the acquisition of QSC, LLC, and (ii) an expanded scope of service for audits of statutory financial statements.	$ 4,392,000	$ 2,269,000
Audit-Related Fees	No Audit-Related Fees in either of the last two fiscal years for assurance and related services.	—	—
Tax Fees	Tax Fees primarily include international tax compliance and assistance with transfer pricing in various foreign jurisdictions for 2024 and 2025, and routine on-call tax advisory (ROCA) services for 2025.	128,000	147,000
All Other Fees	No Other Fees in either of the last two fiscal years.	—	—
Total		**$ 4,520,000**	**$ 2,416,000**

Preapproval Policies and Procedures

The Audit Committee has established policies and procedures for the approval and preapproval of audit services and permitted non-audit services. The Audit Committee has the responsibility to engage and terminate our independent registered public accounting firm, to preapprove the performance of all audit and permitted non-audit services provided to us by our independent registered public accounting firm in accordance with Section 10A of the Exchange Act, and to review with our independent registered public accounting firm its fees and plans for all services. All fees paid to EY were preapproved by the Audit Committee, and there were no instances of waiver of approval requirements or guidelines.

The Audit Committee considered the provision of non-audit services by the independent registered public accounting firm and determined that provision of those services was compatible with maintaining auditor independence.

There were no "reportable events" as that term is described in Item 304(a)(1)(v) of Regulation S-K.

Report of the Audit Committee

The Audit Committee and the Board previously adopted a written charter (the "Charter") to set forth the Audit Committee's responsibilities. The Charter is reviewed annually and amended as necessary to comply with new regulatory requirements. A copy of the Audit Committee Charter is available on the Company's website at **www.acuityinc.com** under **Investors** then **Governance – Committee Charters & Governance Documents**. The Audit Committee is comprised solely of independent directors, as such term is defined by the listing standards of the NYSE. The Audit Committee held five meetings during fiscal 2025.

The Company's management has the primary responsibility for the financial statements, for maintaining effective internal control over financial reporting and for assessing the effectiveness of internal control over financial reporting. As required by the Charter, the Audit Committee reviewed the Company's audited financial statements and met with management to discuss the audited financial statements in the Company's Annual Report on Form 10-K, including the quality, not just the acceptability, of the accounting policies; the reasonableness of significant judgments; and the clarity of disclosures in the financial statements.

The Audit Committee received from the independent registered public accounting firm the required written disclosures regarding its independence and the report regarding the results of its integrated audit. The Audit Committee reviewed with the independent registered public accounting firm, which is responsible for expressing an opinion on the conformity of those audited financial statements with U.S. GAAP and on our internal controls over financial reporting, its judgments as to the quality, not just the acceptability, of the Company's accounting policies and such other matters as are required to be discussed with the Audit Committee under the rules adopted by the PCAOB, the rules of the SEC and other applicable regulations. In addition, the Audit Committee has discussed with the independent registered public accounting firm the firm's independence from Company management and the Company, including the matters in the letter from the firm required by PCAOB Rule 3526, "Communication with Audit Committees Concerning Independence," and considered whether the non-audit services provided by them during fiscal 2025 were compatible with the independent registered public accounting firm's independence.

The Audit Committee also reviewed and discussed together with management and the independent registered public accounting firm the Company's audited financial statements for the year ended August 31, 2025 and the results of management's assessment of the effectiveness of the Company's internal control over financial reporting, including its knowledge of any fraud, whether or not material, that involved management or other associates who had a significant role in the Company's internal controls and the independent registered public accounting firm's audit of internal control over financial reporting.

The Audit Committee discussed with the Company's internal auditors and independent registered public accounting firm the overall scope and plans for their respective audits. The Audit Committee meets with the internal auditors and the independent registered public accounting firm on a quarterly basis, with and without management present, to discuss the results of their examinations; their evaluations of the Company's internal control, including internal control over financial reporting; and the overall quality of the Company's financial reporting.

Based on its discussions with management and the Company's independent registered public accounting firm referenced above, the Audit Committee did not become aware of any material misstatements or omissions in the audited financial statements. Accordingly, the Audit Committee recommended to the Board that the audited financial statements and management's assessment of the effectiveness of the Company's internal control over financial reporting be included in the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 2025 for filing with the SEC.

AUDIT COMMITTEE

Mark J. Sachleben, Chair
Michael J. Bender
G. Douglas Dillard, Jr.
Laura G. O'Shaughnessy

Executive Officers

Executive officers are elected annually by the Board and serve at the discretion of the Board. Neil M. Ashe serves as a Director and as an executive officer. His business experience is discussed in *Item 1 – Election of Directors –Director Information – Director Nominees*. Our other executive officers as of the date of this Proxy Statement are described below.



KAREN J. HOLCOM
Senior Vice President and Chief Financial Officer

Ms. Holcom, age 56, is the Senior Vice President and Chief Financial Officer of the Company, a position she has held since September 2019. As CFO, Ms. Holcom leads the Company's financial strategy to support the Company's future growth and long-term value creation and is responsible for the global financial organization, including accounting, audit, financial planning and analysis, investor relations, tax and treasury functions. She has more than 30 years of financial experience. Ms. Holcom previously served as Senior Vice President, Finance and Associate Engagement of the Company, from January 2019 to September 2019, Senior Vice President, Finance of the Company from 2006 to December 2018, Vice President and Controller of the Company from 2004 to 2006, and Vice President, Financial Services of the Company from 2001 to 2004. Ms. Holcom is also a Certified Public Accountant, serves on the Board of the Atlanta Police Foundation, and is a member of the Georgia Chamber of Commerce.



BARRY R. GOLDMAN
Senior Vice President and General Counsel

Mr. Goldman, age 59, is the Senior Vice President and General Counsel of the Company, a position he has held since January 2015. In this role, Mr. Goldman leads the Company's Law and Business Environment team overseeing Company legal matters, including corporate governance, compliance, mergers and acquisitions, strategic alliances, intellectual property, privacy, government relations, litigation and risk management. He has over 30 years of legal experience in the real estate, lighting and building management industries. Mr. Goldman previously served as the Senior Vice President and General Counsel of Acuity Brands Lighting, Inc. (a Company subsidiary) from January 2007 to January 2015, Vice President and Associate Counsel of Acuity Brands Lighting, Inc. from April 2003 to January 2007, and Associate Counsel of the Company from August 2001 to April 2003. Mr. Goldman also serves on the Boards of Directors of the McClung Lighting Research Foundation and the National Association of Manufacturers.



DIANNE S. MILLS
Senior Vice President and Chief Human Resources Officer

Ms. Mills, age 65, is the Senior Vice President and Chief Human Resources Officer of the Company, a position she has held since March 2020. In this role, Ms. Mills leads the Company's Human Resources team overseeing all HR matters, including talent development and acquisition, succession planning, associate engagement and listening, associate relations, labor relations, total rewards and driving culture and transformation to support the Company's future growth. She has over 30 years of senior HR leadership experience at global retail, technology, and financial services companies. Before joining the Company, Ms. Mills served as Principal at Mills Consulting from November 2017 to February 2020, Senior Vice President, People Officer at Walmart eCommerce from August 2014 to January 2017, Senior Vice President and Chief Human Resources Officer of PayPal from February 2009 to July 2014, and in various business and human resources roles of increasing responsibility at Bank of America from September 1999 to January 2009.

Executive Compensation



ITEM 3: | **ADVISORY VOTE TO APPROVE NAMED EXECUTIVE OFFICER COMPENSATION**

The Board is asking you to approve, on an advisory basis, the compensation of our NEOs. The Board believes that our compensation policies and practices continue to be effective in achieving our goals of paying for financial and operating performance and aligning the interests of our NEOs with the interests of our stockholders. As required by Section 14A of the Exchange Act and the related rules of the SEC, stockholders have the opportunity to vote, on an advisory basis, to approve the compensation of our NEOs. This vote is often referred to as "Say on Pay." Stockholders are being asked to vote on the following resolution:

> **"Resolved, that the stockholders approve, on an advisory basis, the compensation of the NEOs as disclosed in the compensation discussion and analysis, the accompanying compensation tables, and the related narrative disclosures in this Proxy Statement."**

As described in detail in this Proxy Statement under *Compensation Discussion and Analysis*, our compensation programs are designed to:

- consistently recognize and reward superior performers, measured by achievement of results and demonstration of desired behaviors;
- attract and retain executives by providing a competitive reward and recognition program that drives our success;
- provide rewards to executives who create value for stockholders;
- align the interest of executives with those of stockholders;
- encourage executives to achieve ambitious goals while mitigating unnecessary or excessive risk taking; and
- provide a framework for the fair and consistent administration of pay policies.

We routinely engage with stockholders to seek feedback regarding our executive compensation program and evaluate our compensation processes and programs. Based on that activity, the strong Say on Pay vote results at our last three annual meetings, and our review of market trends, best practices and competitive alignment, we believe that our comprehensive executive compensation program, which focuses on performance-based compensation, aligns with long-term stockholder interests by creating long-term stockholder value. As a result, we are maintaining our fiscal 2025 compensation program design for fiscal 2026. We will continue to review and implement best practices when appropriate for our Company. See *Executive Compensation Strategy* for additional information.

Stockholders are encouraged to read the *Compensation Discussion and Analysis*, the accompanying compensation tables and the related narrative disclosures contained in this Proxy Statement to see how our enhancements in fiscal 2022 and fiscal 2023 continued to impact our executive compensation program during fiscal 2025.

Although this annual vote is non-binding, the Compensation and Management Development Committee will take into account the outcome of the vote when considering future executive compensation decisions. The frequency of our Say on Pay advisory vote is annual, consistent with the advisory vote of our stockholders on the frequency of our Say on Pay advisory vote that occurred at our annual meeting held in January 2024, and our next Say on Pay advisory vote will therefore occur in January 2027.

 **The Board recommends that you vote FOR the approval of executive compensation.**

Message from the Compensation and Management Development Committee

Dear Stockholders:

The Compensation and Management Development Committee members are responsible for oversight of the design and implementation of a comprehensive competitive compensation program that aligns the interests of our executive management team with those of our stockholders and other stakeholders. We are pleased that the program design changes we made in fiscal 2022 and fiscal 2023 continued to deliver the results that we intended as Acuity has transformed from principally a luminaires business to a data and control and luminaires business, and positioned the Company for long-term growth.

Our compensation philosophy is to align pay to performance. Our fiscal 2025 executive compensation program, as described in *Compensation and Discussion and Analysis*, is structured to closely align management's performance and its execution against the Company's long-term strategic goals and value creation for our stockholders. The objective is to achieve a comprehensive executive compensation program that balances base salary, short-term incentives, long-term incentives and retirement benefits. The Compensation and Management Development Committee conducts an annual market and program risk review to confirm that our compensation program meetings these objectives.

In fiscal 2025, Acuity delivered strong financial performance. We grew net sales, improved adjusted margins and increased adjusted diluted earnings per share. We also grew our business organically and through acquisitions, and progressed our strategies in both Acuity Brands Lighting and Acuity Intelligent Spaces. Under Neil Ashe's strategic leadership, he and his management team executed against their goals to deliver these Company results. Key performance achievements for each NEO can be found under *Key Achievements of our NEOs*.

The Compensation and Management Development Committee remains committed to ongoing outreach to obtain feedback from our stockholders on our compensation strategies and program. We appreciate the insights shared by our stockholders. During our most recent outreach discussions, we received continued stockholder support for our program and strategy, as further described in *Stockholder Feedback and Responsiveness*. We are pleased to report that our Say on Pay vote at our annual meeting in January 2025 demonstrated that strong support from stockholders, with 95% or more of votes cast in favor of Say on Pay for the third year in a row.

Based on stockholder feedback, our annual market and program risk review, program results and Say on Pay results, we believe that it is in the best interest of the Company to continue the current compensation program design into fiscal 2026.

We look forward to future dialogue with stockholders and encourage you to reach out with any questions or concerns you may have related to our programs.

**COMPENSATION AND MANAGEMENT
DEVELOPMENT COMMITTEE**

Maya Leibman, Chair
Marcia J. Avedon, Ph.D.
W. Patrick Battle
James H. Hance, Jr.

Compensation Discussion and Analysis

This section of the Proxy Statement describes the material elements of the fiscal 2025 executive compensation program for our NEOs as shown in the *Fiscal 2025 Summary Compensation Table*.

For fiscal 2025, our NEOs are:

Neil M. Ashe	**Karen J. Holcom**	**Barry R. Goldman**	**Dianne S. Mills**
Chairman, President and CEO	Senior Vice President and Chief Financial Officer	Senior Vice President and General Counsel	Senior Vice President and Chief Human Resources Officer

Included in our Compensation Discussion and Analysis are:

- details of stockholder feedback and engagement and our response to stockholder concerns;
- a business overview including a summary of fiscal 2025 financial performance;
- a review of our compensation decisions and actions;
- a detailed description of our executive compensation program design and philosophy and each element of compensation provided; and
- a description of the process and key factors the Compensation and Management Development Committee considered in determining fiscal 2025 compensation for the NEOs.

Stockholder Feedback and Responsiveness

Stockholder Engagement

Ongoing engagement and dialogue with our stockholders are important to the Company. We have adopted a robust and active year-round engagement philosophy that includes outreach for various purposes, including soliciting feedback in advance of filing this Proxy Statement. Our outreach efforts, led by our Board with input from the Compensation and Management Development Committee and in partnership with our Senior Vice President, Chief Financial Officer and other key leaders, sought feedback on governance priorities, compensation programs, and environmental and social issues. Additionally, we sought feedback on the Company's compensation and benefit programs for our NEOs. In our most recent pre-proxy season engagement cycle:

We engaged with stockholders in the following ways:

We contacted	We held approximately
30 of our top stockholders	**8** meetings with stockholders
representing approximately	representing approximately
62% of our outstanding common stock	**23%** of our outstanding common stock

At Acuity, the core of our executive compensation philosophy continues to be "pay aligned to performance." We are pleased that our compensation program received strong support from our stockholders at our annual meeting held in January 2025 and are proud to have received 95% or more of votes cast in favor of Say on Pay for the third year in a row.

Based on stockholder feedback, our annual market and program risk review, program results and Say on Pay results, we believe that it is in the best interest of the Company to continue the current compensation program design in relation to the direct compensation elements (base salary, STIP and LTIP) into fiscal 2026.

Response to Other Stockholder Feedback

We review and make appropriate governance changes that are in line with our values and good governance trends. Our continued outreach reinforces our commitment to our stockholders to seek their feedback and support for our proposed changes. Our recent changes and activity include:

- in fiscal 2023, we refreshed the committees of the Board by rotating Directors onto new committees, which allowed for new perspectives to be shared and expertise to be provided;

- in fiscal 2024, we evaluated additional opportunities for Director rotation and in fiscal 2025 approved Director rotation from our Compensation and Management Development Committee to our Audit Committee that was effective immediately following the annual meeting held in January 2025; and

- continued focus executing our EarthLIGHT priorities and strategies as highlighted in our most recent EarthLIGHT Report available at ***www.acuityinc.com**.*

---

* *The information in the EarthLIGHT Report and any other information on our website that we may refer to herein is not incorporated by reference into, and does not form any part of, this Proxy Statement.*

Business Overview

Acuity is a market-leading industrial technology company. Effective March 26, 2025, we changed our corporate name from Acuity Brands, Inc. to Acuity Inc. We use technology to solve problems in spaces, light and more things to come. Through our two business segments, Acuity Brands Lighting (ABL) and Acuity Intelligent Spaces (AIS), we design, manufacture and bring to market products and services that make a valuable difference in people's lives. We achieve growth through the development of innovative new products and services, including lighting, lighting controls, building management solutions, and an audio, video and control platform. We focus on customer outcomes and drive growth and productivity to increase market share and deliver superior returns. We look to aggressively deploy capital to grow the business and to enter attractive new verticals.

Fiscal 2025 Performance

2025 Financial Highlights

We achieved the following:



Fiscal Year Ended August 31 ($ in millions, except diluted earnings per share)	GAAP		Non-GAAP(1)	
Net Sales (GAAP)	2025	$4,346		
	2024	$3,841		
	2023	$3,952		
Diluted Earnings Per Share (GAAP) / Adjusted Diluted Earnings Per Share (Non-GAAP)	2025	$12.53	2025	$18.01
	2024	$13.44	2024	$15.56
	2023	$10.76	2023	$14.05
Net Cash Flow From Operating Activities (GAAP) / Free Cash Flow (Non-GAAP)	2025	$601	2025	$533
	2024	$619	2024	$555
	2023	$578	2023	$511

(1) This column includes non-GAAP financial measures used by the Board and management to assess the performance of the business. See **Appendix A** for reconciliations to the most directly comparable financial measures calculated in accordance with GAAP.

Net sales of $4.3 billion for the year ended August 31, 2025 increased by $504.6 million, or 13.1%, compared with the prior-year period due primarily to increases in sales in both our Acuity Intelligent Spaces and Acuity Brands Lighting segments. The increase in our Acuity Intelligent Spaces segment was driven by the acquisition of QSC, which contributed $428.6 million in sales, as well higher net sales of our Atrius and Distech products. Additionally, net sales increased in our Acuity Brands Lighting segment due primarily to higher net sales within the independent sales and direct sales networks, partially offset by lower net sales within the corporate accounts and retail channels.

Diluted earnings per share for fiscal 2025 was $12.53 compared with $13.44 for the prior-year period, a decrease of $0.91, or 6.8%. This decrease reflects lower net income, as well as higher outstanding diluted shares. Adjusted diluted earnings per share for fiscal 2025 was $18.01 compared with $15.56 for the prior-year period, an increase of $2.45 per share or 15.7%. The improvement in adjusted diluted earnings per share reflects higher adjusted net income.

We generated $601 million of cash flows from operating activities during fiscal 2025 compared with $619 million in the prior-year period, a decrease of $17.8 million. The decrease was primarily due to acquisition-related items, the timing of tariff payments, and accelerated inventory purchases driven by the tariff policy. We allocated $68.4 million in capital expenditures to support organic growth in our business, $1.2 billion to acquisitions, $200 million to repay a portion of our term loan, $20.6 million in dividends paid to stockholders, and $118.5 million to repurchases of approximately 436 thousand shares.

Key Fiscal 2025 Achievements

- We improved our **financial and operating performance in fiscal 2025** and continued to create stakeholder value and compound shareholder wealth

- We continued to **improve our business** and **allocate capital effectively**

- We **renamed our Company to Acuity Inc.,** reflecting our evolution and aligning to our strategy of using technology to solve problems and create impactful experiences that shape how people live, work and connect

- In Acuity Brands Lighting ("ABL"), **our financial performance was strong**, and we made progress on our strategy and on our initiatives

  ◦ **We realigned the business into luminaires and electronics**

  ◦ **We continued to enhance our product portfolio, Contractor Select™, Design Select™** and **Made to Order,** to create the most effective way for our end users to get what they need, when they need it, for their specific projects

  ◦ **We invested for future growth**, prioritizing new verticals where we have not historically competed or where we are under-penetrated:

    ◦ in our **healthcare** vertical we strengthened our offering through the **CARE Collection™** and through the development of our **Nightingale™** range of products

    ◦ across multiple verticals, we accelerated our product vitality efforts through the acquisition of **M3 Innovation, LLC** ("M3") and launched **M3 Sports Lighting Solution by Lithonia Lighting®** and **Holobeam™ by Holophane®**

  ◦ We continued to be **recognized for innovation** and won **several notable awards** for products throughout the year including multiple prestigious **Red Dot® Product Design** awards

- In Acuity Intelligent Spaces ("AIS"), we continued to deliver strong growth and profitability aligned to our mission of making spaces smarter, safer and greener through our strategy of connecting the edge with the cloud using disruptive technologies that leverage data interoperability

  ◦ **We scaled AIS to become a larger part of Acuity**

  ◦ **We acquired and integrated** QSC, LLC ("QSC"), an audio, video and control solutions company

  ◦ We won several notable awards for **our Atrius® Facilities** applications, **Distech Eclypse®** and **Q-SYS® platform**

- We generated significant free cash flow and **effectively allocated capital** consistent with our priorities, including investing for growth in our existing businesses and allocating **$68 million to capital expenditures**. We invested over **$1.2 billion in acquisitions,** increased our dividend by 13 percent and allocated **$119 million to repurchase** approximately 436 thousand shares at an average price of approximately $270 per share.

Total Stockholder Returns

At August 31, 2025, the one-, three-, five- and ten-year total returns on the Company's common stock compared to that of the respective benchmark indices were as follows:



2025 Executive Compensation

Executive Compensation Strategy

Our compensation strategy is consistent with and supportive of our long-term goals and is founded on the following principles:

- alignment of pay, performance and stockholder value creation;
- reinforcement of the Company's business and operating strategy;
- competitive with peer group and market practice;
- motivation and retention of key talent; and
- flexibility to withstand uncertainty and difficulty in a challenging economic climate.

Compensation Best Practices

What We Do	What We Don't Do
✔ We align pay and performance by providing a greater portion of compensation in incentive compensation	✖ We do not have employment agreements with executive officers
✔ We conduct an annual compensation risk assessment to help ensure that our executive compensation program does not encourage excessive risk taking	✖ We do not have "single-trigger" provisions for payout of benefits under change in control agreements
✔ We conduct an annual review of peers, as well as benchmark pay practices and pay levels to ensure compatibility	✖ We do not have tax gross-ups in severance or change in control agreements
✔ We retain an independent compensation consultant to advise on director and executive compensation matters	✖ We do not allow new SERP participants
✔ We conduct regular outreach with stockholders to discuss and review our executive compensation program	✖ We do not allow executive loans
✔ We have stock ownership guidelines for all executive officers and directors	✖ We do not permit hedging or pledging of stock by directors and executive officers
✔ We maintain a clawback policy that complies with and exceeds the SEC rules and NYSE listing standards, and we include clawback rights in our equity award agreements	✖ We do not pay dividends on equity awards until performance units are earned or time-based awards vest
✔ We have an annual Say on Pay vote	✖ We do not allow repricing or backdating of stock options
	✖ We do not provide excessive perquisites to our executives

Pay and Performance Alignment

At Acuity, the core tenet of our executive compensation philosophy continues to be "pay aligned to performance." As such, a significant portion of the direct compensation opportunity for our NEOs is variable and "at-risk" since it is based on the achievement of financial performance goals, the value of our stock and an individual performance assessment. The following graphic and table show the various elements of direct compensation and target pay mix for our NEOs. For fiscal 2025, our CEO's variable pay represented 90% of total direct compensation opportunity, and for our other NEOs, variable pay represented on average approximately 78% of total direct compensation opportunity.

ELEMENTS OF FISCAL 2025 DIRECT COMPENSATION


10%
Base Salary
15%
Short-Term Incentive
CEO
90% Performance-Based
75%
Long-Term Incentive


22%
Base Salary
Other NEOs
78% Performance-Based
24%
Short-Term Incentive
54%
Long-Term Incentive

Vehicle and Measures	Objective
Long-Term Incentive Award	
▪ For the CEO, weighting includes: ▪ 75% PSUs, with 50% based on three-year adjusted ROIC in excess of WACC, and 25% based on rTSR; and ▪ 25% RSUs ▪ For other NEOs, weighting includes: ▪ 60% PSUs, with 40% based on three-year adjusted ROIC in excess of WACC, and 20% based on rTSR; and ▪ 40% RSUs	▪ Provide variable equity compensation opportunity based on achievement of performance goals over a three-year period; ▪ Reward Company and individual performance over the long term; ▪ Help ensure a balanced perspective of both absolute and relative performance; ▪ Encourage and reward long-term appreciation of stockholder value; ▪ Encourage long-term retention through three-year performance period associated with PSUs and three-year vesting periods for RSUs; and ▪ Align interests of executives with those of stockholders.
Short-Term Incentive Award	
For all NEOs: ▪ Company Performance (80%) (each as may be adjusted): ▪ Net sales (34%) ▪ Operating profit (33%) ▪ Free cash flow (non-GAAP) (33%) ▪ Individual Performance (20%): ▪ Including EarthLIGHT goals	▪ Provide variable cash compensation opportunity based on achievement of annual performance goals aligned with business objectives; ▪ Reward focus on operational performance, profitability, and cash flow generation; and ▪ Reward individual performance and achievement of EarthLIGHT goals aligned with Company and stockholder interests.
Base Salary	
	▪ Provide a competitive level of fixed cash compensation; and ▪ Reward individual performance level of experience, and responsibility.

Process for Setting Executive Compensation

Role of Compensation Consultant

Under its Charter, the Compensation and Management Development Committee is authorized to engage outside advisors at the Company's expense. In fiscal 2025, the Compensation and Management Development Committee continued to engage Exequity as its independent compensation consultant. Exequity does not provide any additional consulting services to the Company.

The Compensation and Management Development Committee approves the services to be performed by the consultant and the related costs. Under the terms of arrangement with Exequity, Exequity performed the following services for the Compensation and Management Development Committee in fiscal 2025 (in addition to preparation for and attendance at meetings of the Compensation and Management Development Committee):

- peer group assessment, market compensation analysis, and overall compensation program design for the CEO and the other NEOs;
- market compensation analysis for non-employee directors;
- assistance and support on various items, including review of incentive programs, equity utilization, updates related to evolving executive compensation, and governance trends;
- risk review of the executive compensation program; and
- review of the draft Proxy Statement and input on various disclosures therein.

The Chair of the Compensation and Management Development Committee may make additional requests of the compensation consultant during the year on its behalf.

Prior to engaging Exequity, and annually thereafter (most recently in October 2025), the Compensation and Management Development Committee considered Exequity's independence, including the following factors: (1) other services provided to us by the consultant; (2) fees paid by us as a percentage of the consulting firm's total revenue; (3) policies or procedures maintained by the consulting firm that are designed to prevent a conflict of interest; (4) any business or personal relationships between the individual consultants involved in the engagement and a member of the Compensation and Management Development Committee; (5) any Company stock owned by the individual consultants involved in the engagement; and (6) any business or personal relationships between our executive officers and the consulting firm or the individual consultants involved in the engagement. The Compensation and Management Development Committee reviewed these factors and concluded that the consultant is independent and that the work of the consultant did not raise any conflict of interest.

Market Data

The Compensation and Management Development Committee annually reviews the components of our executive compensation program for the CEO and other NEOs to assess market competitiveness relative to peer group data and market survey data.

The peer group includes companies of comparable size and business focus, and is representative of the companies with whom we compete for executive talent. Although we focus on ensuring industry-representative peers, there is no individual or group of companies of similar size that exactly matches the markets and industry that our Company serves. The compensation consultant and management developed the recommended peer group based upon an assessment of the representative factors described above, as well as the availability of publicly-disclosed compensation information, revenue (approximately 0.5 times and 2.5 times that of the Company), market capitalization and historical profitability. To help inform pay recommendations for fiscal 2025, the Compensation and Management Development Committee, with support from its independent compensation consultant, reviewed our fiscal 2024 peer group and decided that no changes were needed.

The peer group is comprised of the following list of 21 companies and includes electrical components and equipment, building products, construction, and engineering and industrial machinery companies with size and financial characteristics generally comparable to us:

A.O. Smith Corporation	Generac Holdings, Inc.	Regal Rexnord Corporation
Allegion plc	Hubbell Incorporated	Rockwell Automation, Inc.
AMETEK Inc.	IDEX Corporation	Roper Technologies, Inc.
Belden Inc.	Keysight Technologies, Inc.	Sensata Technologies Hldg. plc
Carlisle Companies, Inc.	Lennox International Inc.	Snap-on Incorporated
Dover Corporation	Lincoln Electric Holdings, Inc.	Vishay Intertechnology, Inc.
EnerSys	Pentair plc	Xylem Inc.

In evaluating NEO compensation, survey data is also reviewed as a secondary reference to help ensure a holistic review of the market.

Role of Executive Officers

The CEO reports to the Compensation and Management Development Committee on his evaluations of certain senior executives, including the other NEOs. He makes compensation recommendations for the other NEOs with respect to base salary, merit increases, short-term incentives and long-term incentives, which are the basis of discussion with the Compensation and Management Development Committee.

Executive Compensation Framework

General Compensation Levels

The total direct compensation opportunities offered to our executive officers have been designed to ensure that they have a strong relationship with the creation of long-term value for stockholders, are competitive with market practices, support our executive recruitment and retention objectives, and are internally equitable among executives based on skill levels and experience. The short-term and long-term incentive portions of total direct compensation are designed to be performance-based and to provide compensation in excess of base salary only when performance goals are met.

In determining total direct compensation opportunities, the Compensation and Management Development Committee considers: compensation information and input, including peer group comparisons and survey market data, provided by its compensation consultant; the evaluation by the Board of the CEO; and the CEO's performance review and recommendation for each of the other executive officers.

On an aggregate basis, target total direct compensation for our NEOs in fiscal 2025 was generally aligned with the median aggregate target total direct compensation of the named executive officers of our peer group companies. On an individual basis, target total direct compensation for our NEOs was generally within a competitive range (+/-15%) of the peer group median for comparable positions, subject to exceptions for individual factors such as tenure, responsibilities and performance. The individual elements of compensation are described further below.

Elements of Compensation

For fiscal 2025, our executive compensation program consisted of the following compensation elements for the NEOs, including:

- base salary;
- performance-based short-term incentive awards;
- performance-based long-term incentive awards in the form of PSUs with a three-year performance period that vest, if at all, after three years, subject to achievement of performance goals;
- time-based RSU awards with a three-year vesting period;
- post-termination compensation retirement benefits, as well as severance and change in control arrangements; and
- limited perquisites, including an executive physical benefit (see *Executive Perquisites* for more details).

NEOs generally also participate in our health and welfare plans on the same basis as other full-time associates.

The rationale for each element of compensation is described below.

Pay Element	Performance Metric	Rationale	Target Pay
Total Direct Compensation			
Base Salary		Market competitive base pay allows for the attraction and retention of high-performing executives	
Short-Term Performance-Based Incentive Award	Net Sales (as may be adjusted)	Aligns objective financial performance metrics to our annual operating plan	**80%** of Target
	Operating Profit (as may be adjusted)	Rewards operational performance and profitability	
	Free Cash Flow (non-GAAP) (as may be adjusted)	Rewards generating cash to support our capital allocation priorities	
	Individual Performance	Rewards individual contributions including a focus on EarthLIGHT that positively impact overall Company performance and results	**20%** of Target
Long-Term Incentive Award - Performance Stock Units	3-year ROIC in excess of WACC and rTSR	▪ For CEO: Greater weighting to demonstrate the pay for performance focus while encouraging sound investments that generate returns for stockholders, while also providing alignment with other NEOs	**75%** of Target LTI Value
		▪ For other NEOs: Encourages leaders to make sound investments that generate returns for stockholders	**60%** of Target LTI Value
Long-Term Incentive Award - Restricted Stock Units		▪ For CEO: Enables retention and alignment with stockholders; a lower weighting to emphasize PSUs	**25%** of Target LTI Value
		▪ For other NEOs: Enables retention and alignment with stockholders	**40%** of Target LTI Value
Other Compensation			
Post-Termination Compensation		Provides a measure of security against possible employment loss, through a change in control or severance agreement, in order to encourage the executive to act in the best interests of the Company and stockholders	

2025 Elements and Determination of Executive Compensation

Base Salary

Base salary is designed to attract talented executives and provide a secure fixed element of cash compensation. Salary adjustments may be made annually as merited or upon promotion to a position of increased responsibility. The base salaries of executives are generally set near or below the 50th percentile of peer group data for comparable positions depending on individual factors such as tenure, responsibilities and performance. For the NEOs, the Compensation and Management Development Committee considers market data and individual factors in determining pay levels.

For fiscal 2025, the base salaries for our NEOs were set, based on individual performance, peer group benchmarks and survey market data. The base salaries for Mr. Ashe and Ms. Holcom remained the same. The base salaries of Mr. Goldman and Ms. Mills were increased in recognition of their individual performance and as a result of a market assessment of comparable positions in our peer group, as shown below:

Name	2024 Base Salary	2025 Base Salary	% Change
Neil M. Ashe	$ 1,000,000	$ 1,000,000	—%
Karen J. Holcom	$ 550,000	$ 550,000	—%
Barry R. Goldman	$ 500,000	$ 525,000	5%
Dianne S. Mills	$ 500,000	$ 525,000	5%

Short-Term Incentive Awards

Performance-based short-term incentive compensation is a key component of our executive compensation strategy. STIP awards are made under the 2017 Management Cash Inventive Plan, which was approved by stockholders at the January 2018 annual meeting, amended and restated in 2023, and has been renamed the Acuity Inc. Short-Term Incentive Plan (the "Short-Term Incentive Plan"). STIP awards are designed to motivate executive officers to attain specific annual performance objectives that, in turn, further our long-term objectives.

STIP awards are based on a combination of Company financial performance and individual performance. For fiscal 2025, 80% of the STIP opportunity could be earned based on the Company's financial performance relative to net sales, adjusted operating profit and adjusted free cash flow, and 20% of the STIP opportunity could be earned based on achievement of individual performance goals, which included an EarthLIGHT-related goal. Payouts range from 50% (at threshold) to 200% (at maximum) of target based on Company performance against targets that the Compensation and Management Development Committee sets at the beginning of the fiscal year. If performance does not meet threshold, there is no award payout for Company performance. The individual performance component for the NEOs is determined using our performance management process ("PMP"), which results in the assignment of an individual performance percent using the rating scale described below ("PMP Rating").The maximum amount of dollars available for STIP award payouts to all eligible associates, including the NEOs, is equal to the sum of (1) the total incentive earned based on Company performance compared to the pre-established Company goals, plus (2) the amount we would pay if all eligible associates received a 100% PMP Rating.

Under the STIP, the amount of each actual award, including the awards to the NEOs, is determined as follows:

Base Salary x Short-Term Incentive Target % = Target Opportunity

Target Opportunity x 80% Financial Goal x Company Performance %	+	Target Opportunity x 20% Individual Goal x Individual Performance %	=	Total Short-Term Incentive Payable

Fiscal 2025 Short-Term Incentive Target

At the start of the fiscal year, the Compensation and Management Development Committee sets each NEO's Target Opportunity, which is equal to a percentage of the NEO's base salary. We generally provide a greater portion of total compensation as incentive-based compensation as opposed to fixed base salary to reinforce the alignment between pay and performance. Each NEO's Target Opportunity is shown in the table below. The Compensation and Management Development Committee reviewed peer group data and individual performance, and determined that the only change for fiscal 2025 was an increase in the STIP Target for Ms. Holcom from 100% to 125% to bring her target total direct compensation to be more closely aligned with the peer group median and in recognition of her performance.

Name	Salary ($)	STIP Target (%)	Target Opportunity ($)
Neil M. Ashe	1,000,000	150%	1,500,000
Karen J. Holcom	550,000	125%	687,500
Barry R. Goldman	525,000	100%	525,000
Dianne S. Mills	525,000	100%	525,000

Fiscal 2025 Financial Performance Measures and Weighting

As mentioned above, 80% of the short-term incentive awards is based on our achievement of financial performance measures, which are typically established by the Compensation and Management Development Committee and ratified by the Board early in the fiscal year. In selecting appropriate performance measures the Compensation and Management Development Committee considers management's recommendations and current business objectives.

Each of the performance measures shown below may be adjusted to exclude the impact of: (a) special charges for streamlining efforts and impairments; (b) the distortive effect of business acquisitions and/or dispositions; (c) purchase accounting adjustments; (d) significant changes in income tax rates or regulations; (e) significant changes in foreign currency; (f) refinancing or extinguishment of debt; (g) changes in accounting principles or accounting policies; and (h) any other unusual gain or loss or event deemed appropriate by the Compensation and Management Development Committee.

STIP FINANCIAL PERFORMANCE MEASURES

Measure[1]	Weighting	Calculation	Rationale
Net sales	34%	Net sales is calculated in the same manner as net sales in our income statement.	Aligns objective financial performance metrics to our annual operating plan
Operating profit	33%	Operating profit is calculated in the same manner as operating profit in our income statement.	Rewards operational performance and profitability
Free cash flow (non-GAAP)	33%	Free cash flow is calculated as cash flows from operations less purchases of property, plant and equipment, plus proceeds from the sale of property, plant and equipment.	Rewards generating cash to support our capital allocation priorities

[1] Net sales, operating profit and free cash flow (non-GAAP) may be adjusted pursuant to the Short-Term Incentive Plan. See *Appendix B* for reconciliations to the most directly comparable financial measures calculated in accordance with GAAP and information relating to the calculation of these performance measures.

Performance Measurement Payout Levels

Our Compensation and Management Development Committee sets performance levels at threshold, target and maximum based on improvement in annual financial measures that correlate with the long-term financial performance of mid-to-large cap companies. We strongly believe that our current performance measures, consisting of net sales (34%), operating profit (33%) and free cash flow (33%), are not only the leading indicators of how the Company performs, but also the main drivers to enhance our stockholder value.

The following table shows the threshold, target and maximum goals for each financial performance measure, along with our actual performance and resulting payout percent and weighted payout percent. The "weighted payout percent" is determined by multiplying the performance measure's weight by the payout % earned for that measure. For fiscal 2025, the following adjustments were made to our operating profit results for items not contemplated when the target was set, as described in further detail in *Appendix B*: employee severance, impairments and other costs; and acquisition-related items. For fiscal 2025, the following adjustments were made to our free cash flow (non-GAAP) results for items not contemplated when the target was set, as described in further detail in *Appendix B*: employee severance costs; acquisition-related items; and tariff payments ahead of collections.

STIP FINANCIAL PERFORMANCE MEASURES

Measure[2]	Weighting	Performance Objectives[1]			Actual as Adjusted[3] (in millions)	Achievement % (rounded)	Weighted Payout % (rounded)
		Threshold	Target	Maximum			
Net sales	34%	$4,181	$4,424	$5,088	$4,346	84%	29%
Operating profit	33%	$595	$692	$830	$689	99%	33%
Free cash flow (non-GAAP)	33%	$555	$585	$705	$589	103%	34%
					Company Payout Percentage		96%

[1] Threshold, Target and Maximum amounts are payable at 50%, 100% and 200%, respectively.

[2] Net sales, operating profit and free cash flow (non-GAAP) may be adjusted pursuant to the Short-Term Incentive Plan. See **Appendix B** for reconciliations of non-GAAP measures to the most directly comparable financial measures calculated in accordance with GAAP and information relating to the calculation of these performance measures.

[3] Adjustments to performance measure results for items not contemplated when the targets were set in fiscal 2025 are described in **Appendix B**.

Individual Performance

Individual performance for the NEOs is evaluated after the end of the fiscal year by:

- comparing actual performance to daily job responsibilities and pre-established individual objectives consistent with overall Company objectives, and

- considering, on a qualitative basis, whether the individual's performance reflects our corporate values, business philosophies and our EarthLIGHT objectives and goals.

At the end of the fiscal year, each participant, including each NEO, is given a PMP Rating, which corresponds to a range of PMP Payout Percentages, as shown in the table below.

PMP Rating Descriptions	Range of PMP Payout Percentage	
	Minimum	Maximum
Consistently Exceeded Expectations	130%	200%
Met and Often Exceeded Expectations	110%	130%
Met Expectations	85%	110%
Met Some Expectations	25%	85%
Did Not Meet Expectations	0%	0%

At the end of the fiscal year, the Compensation and Management Development Committee (or, with respect to Mr. Ashe, the Board) as applicable, selects the precise payout percentage within the applicable range based on factors such as level of responsibility and impact on our performance, with calibrations made across comparable positions to achieve consistency of the percentages selected.

Key Achievements of our NEOs

The individual objectives for fiscal 2025 for Mr. Ashe were set with the approval of the Compensation and Management Development Committee. The individual objectives during fiscal 2025 for the other NEOs were set after individual discussion with Mr. Ashe.

Mr. Ashe's individual performance was evaluated based on criteria including the achievement of financial targets, value creation through effective capital allocation, advancement of ABL and AIS strategies, successful acquisition and integration of QSC, realization of the Company's EarthLIGHT goals, and continued enhancement of the Company's culture and talent.

Ms. Holcom's individual performance was assessed against criteria such as achieving financial targets, leading the capital allocation strategy, successfully acquiring and integrating QSC, executing a pension de-risking initiative, enhancing our investor relations strategy, and driving continuous improvement in financial processes and talent development including the achievement of EarthLIGHT goals.

Mr. Goldman's individual performance was measured by factors such as his leadership in the acquisition and integration of QSC, navigating evolving government tariff policies and regulatory changes, and providing strategic oversight of initiatives aligned with the Company's EarthLIGHT program.

Ms. Mills' individual performance was evaluated on elements including her leadership in the acquisition and integration of QSC, advancing Associate Sustainable Engagement efforts and related EarthLIGHT goals, and supporting succession planning by recruiting and onboarding a new Senior Vice President of Human Resources ahead of her planned retirement.

Fiscal 2025 Short-Term Incentive Award

On October 23, 2025, the Compensation and Management Development Committee certified the achievement of fiscal 2025 financial performance objectives based upon information prepared by the Company's finance department and approved the fiscal 2025 STIP awards to the NEOs, other than Mr. Ashe. The independent members of the Board then reviewed and approved the Compensation and Management Development Committee's recommendations with respect to Mr. Ashe's fiscal 2025 STIP award.

The following table reflects the actual STIP awards for each of our NEOs based on our financial performance and their individual performance for fiscal 2025:

Named Executive Officer	Financial Performance Payout($)[1]		Individual Performance Payout ($)[2]		Actual 2025 Short-Term Incentive Award Payout ($)
Neil M. Ashe	1,152,000	+	360,000	=	1,512,000
Karen J. Holcom	528,000	+	165,000	=	693,000
Barry R. Goldman	403,200	+	126,000	=	529,200
Dianne S. Mills	403,200	+	105,000	=	508,200

[1] Financial performance payout is equal to Target Opportunity multiplied by 80% of the Financial Goal achieved at 96%.

[2] Individual performance payout is equal to Target Opportunity multiplied by 20% of the individual performance percent achieved. Individual performance percent achieved for each of the NEOs was: Mr. Ashe, 120%; Ms. Holcom, 120%; Mr. Goldman, 120%; and Ms. Mills, 100%.

Long-Term Incentive Awards

A substantial portion of the total direct compensation of our NEOs is delivered in LTIP awards in the form of PSUs and RSUs. LTIP awards are generally granted on an annual basis. The Compensation and Management Development Committee may also grant LTIP awards at the time an executive officer is hired or promoted, or to recognize an executive officer's outstanding performance.

LTIP awards are granted under the stockholder-approved Omnibus Incentive Plan. The purpose of the LTIP is to enable executive officers and other eligible associates to accumulate capital through future managerial performance, which the Compensation and Management Development Committee believes contributes to the future success of our Company. The Compensation and Management Development Committee believes that awards under the LTIP promotes a long-term focus on our profitability due to the multi-year vesting period under the plan. The LTIP is also intended to directly align the value received by the NEOs with the value received by our stockholders since LTIP awards are paid in shares of our common stock.

Fiscal 2025 Long-Term Incentive Awards

In fiscal 2025, LTIP awards were based on the following parameters:

- the grant date value of annual awards approximates the median target value of awards for similar positions in the market (the grant date value of the actual award may be slightly higher or lower based on individual performance);

- for the CEO, 75% of the annual award was in the form of PSUs, of which 50% were based on three-year adjusted ROIC in excess of WACC and 25% were based on an rTSR metric;

- for the other NEOs, 60% of the annual award was in the form of PSUs, of which 40% were based on three-year adjusted ROIC in excess of WACC and 20% were based on an rTSR metric;

- the PSUs granted to NEOs vest only if the three-year performance goals are achieved;

- the actual payout of the PSUs is dependent on the achievement of an established performance goal relative to target performance, which ranges between zero and two-times the number of units originally awarded; and

- 25% of the CEO annual award and 40% of the other NEO annual awards were in the form of RSUs that vest ratably over a three-year period.

The NEOs' awards are intended to demonstrate our commitment to value creation and alignment with stockholders, with the majority of our CEO's and other NEOs' long-term awards delivered as performance-based PSUs.

Fiscal 2025 PSU Performance Goal

The actual number of shares earned under the PSU awards will be determined at the end of a three-year performance period that begins on September 1, 2024 and ends on August 31, 2027 (i.e., fiscal 2025 through fiscal 2027), based on the extent by which our average adjusted ROIC exceeds our average estimated WACC and based on our rTSR ranking against the S&P 400 Capital Goods Index. For rTSR, the S&P 400 Capital Goods Index was determined to be the right comparison group based on industry, overlap with our compensation peer group, stock price correlation and number of companies included. See **Appendix B** for information relating to the calculation of WACC. The Compensation and Management Development Committee selected these measures for our fiscal 2025 PSUs to encourage the NEOs to make sound investment decisions that generate positive returns for stockholders and to drive balance between internal and external performance. The level of achievement is based on the following:

ROIC METRIC

	Threshold	Target[1]	Maximum[1]
Performance Goals	Average adjusted ROIC does not exceed the average estimated WACC by at least 2 percentage points	Average adjusted ROIC is equal to or greater than average estimated WACC by 2 percentage points	Average adjusted ROIC is equal to or greater than average estimated WACC by 6 percentage points
Payout Percentage	0%	100%	200%

[1] The total number of shares earned will be interpolated between Target (100%) and Maximum (200%).

rTSR METRIC

	Threshold[1]	Target	Maximum[1]
Performance Goals	<25th Percentile Rank Relative to the S&P 400 Capital Goods Index	50th Percentile Rank Relative to the S&P 400 Capital Goods Index	>75th Percentile Rank Relative to the S&P 400 Capital Goods Index
Payout Percentage	0%	100%	200%

[1] The total number of shares earned will be interpolated between Threshold (0%) and Maximum (200%).

Fiscal 2025 Long-Term Incentive Award Values

The following table shows the fiscal 2025 LTIP award values granted to the NEOs, both in dollars and number of shares (assuming the PSUs are earned at 100%). The LTIP award values for Mr. Ashe, Ms. Holcom, Mr. Goldman and Ms. Mills increased from the 2024 LTIP award value by 25 percent, 17 percent, 5 percent and 5 percent, respectively, to the amount shown below in recognition of their individual performance and, in the case of Mr. Ashe, Ms. Holcom and Mr. Goldman, to more closely align their target LTIP award values with the median of the peer group data for their respective positions:

| | | Value by Award Type | | Number of Shares by Award Type[1] | |
Named Executive Officer	Grant Date Fair Value of Award ($)	Restricted Stock Units ($)	Performance Stock Units ($)	Restricted Stock Units (#)	Performance Stock Units at Target (#)
Neil M. Ashe	7,500,000	1,875,000	5,625,000	6,272	18,815
Karen J. Holcom	1,925,000	770,000	1,155,000	2,576	3,863
Barry R. Goldman	1,050,000	420,000	630,000	1,406	2,107
Dianne S. Mills	1,050,000	420,000	630,000	1,406	2,107

[1] The Number of Shares by Award Type is calculated by dividing the total long-term incentive award value by the Company's closing stock price on the grant date, rounded up to the nearest whole unit, then apportioned by Award Type. The Company's closing stock price on the grant date, October 24, 2024, was $298.97.

RSUs vest ratably over a three-year period and PSUs will vest at the end of three years, subject to achievement of the specified performance measures. Dividends accrue on RSUs and PSUs but are not paid until the underlying award vests.

Vesting of Fiscal 2023 Performance Stock Units

On October 24, 2022, the Compensation and Management Development Committee granted PSUs ("2022 PSUs") to our NEOs, Mr. Ashe, Ms. Holcom, Mr. Goldman and Ms. Mills.

The 2022 PSUs were subject to achievement of our average adjusted ROIC in excess of our average estimated WACC and upon the TSR of the Company's common stock as compared to the TSRs of the constituents of the S&P 400 Capital Goods Index, as constituted on September 1, 2022, measured over a three-year performance period beginning on September 1, 2022 and ending on August 31, 2025 (i.e., fiscal 2023 through fiscal 2025). The Threshold, Target and Maximum performance achievement levels for the 2022 PSUs were the same as those described above in *Fiscal 2025 PSU Performance Goal* for ROIC. The payout of the awards was certified by the Compensation and Management Development Committee on October 23, 2025, based on financial information presented with the final payout representing maximum performance of 200% for the ROIC portion of the awards and representing a performance achievement of 162% for the rTSR portion of the awards as summarized in the tables below. The following adjustments were made to the ROIC results for items not contemplated when the applicable three-year targets were set, as described in further detail in *Appendix B*: acquisition or divestiture-related items; employee severance, impairments and other costs; and pension settlement loss.

Average Adjusted ROIC for Performance Period[1]	Average Estimated WACC for Performance Period	Amount by which Average Adjusted ROIC Exceeds WACC	Payout Percentage
18.3%	10.7%	7.7 percentage points	200%

[1] Adjusted ROIC is a non-GAAP financial measure. See *Appendix B* for a reconciliation to the most directly comparable financial measure calculated in accordance with GAAP. Adjustments to ROIC results for items not contemplated when the three-year targets were set are also described in *Appendix B*.

Relative TSR	Target for 100% Payout	Actual Performance	Payout Percentage
	50th Percentile	80.4%	162%

Based on the 200% ROIC and 162% rTSR performance achievement, Mr. Ashe, Ms. Holcom, Mr. Goldman and Ms. Mills earned the following payouts for their 2022 PSUs.

Participating Named Executive Officers	Target PSUs (#)	Earned Shares (#)
Neil M. Ashe	23,207	43,474
Karen J. Holcom	5,569	10,432
Barry R. Goldman	3,375	6,322
Dianne S. Mills	3,375	6,322

Executive Perquisites

The limited perquisites and other personal benefits that were available to our NEOs for fiscal 2025 consisted of: charitable contributions made by the Company on behalf of an executive officer under the Company's Matching Gift Program, which permits the Company to make matching contributions, on a dollar-for-dollar basis, of up to $5,000 in the aggregate, to eligible charitable organizations during each fiscal year; an executive physical benefit of up to $5,000 per NEO per year; limited events attended by our Board and certain members of management, which are designed to foster development opportunities and encourage strategic discussions with members of our Board; and limited personal use of the Company's aircraft, which was subject to reimbursement to the Company. We also provided other limited perquisites and other personal benefits that we determined had no aggregate incremental cost to the Company.

In fiscal 2025, the aggregate amount of perquisites and personal benefits provided to each NEO was less than $10,000.

Retirement Benefits

We sponsor the Acuity Brands, Inc. 2002 Supplemental Executive Retirement Plan, as amended (the "2002 SERP"), which was implemented effective January 1, 2003. The 2002 SERP provides participants with a nonqualified pension benefit based on the participant's average earnings and years of service, which benefit is generally payable in an annuity following retirement. Based on stockholder feedback, we amended the 2002 SERP in October 2020 to close the plan to new participants. Benefits to existing participants were not affected and continue to accrue. Each of our NEOs, other than Ms. Mills, participated in the 2002 SERP in fiscal 2025. During fiscal 2025, certain legacy benefits that Ms. Holcom and Mr. Goldman had under a frozen component of our legacy tax-qualified pension plan (the "Legacy Pension Plan"), which they had accrued for service prior to becoming executive officers, were paid out in a lump sum. See *Pension Benefits in Fiscal 2025* for a detailed description of the 2002 SERP and the Legacy Pension Plan.

We maintain several deferred compensation plans described below under *Fiscal 2025 Non-Qualified Deferred Compensation*. The deferred compensation plans are designed to provide eligible participants an opportunity to defer compensation on a tax-efficient basis. Under certain plan provisions, we make contributions to participants' accounts.

We maintain defined contribution plans ("401(k) plans") for all of our eligible U.S. associates. The 401(k) plans provide for associate pre-tax contributions, as well as employer matching contributions for salaried participants and certain hourly participants that do not participate in qualified defined benefit retirement plans.

Change in Control Agreements

We have change in control agreements with our NEOs that provide for separation payments and benefits, consistent with common market practices among our peers, upon qualifying terminations of employment in connection with a change in control of our Company. The change in control agreements are intended to promote meeting the business objectives and needs of our Company and our stockholders by providing the NEOs with some measure of security against the possibility of employment loss that may result following a change in control.

For additional information on the change in control arrangements see *Potential Payments upon Termination—Change in Control Agreements*.

Severance Agreements

To help ensure that we are offering a competitive executive compensation program, we believe it is important to provide reasonable severance benefits to our NEOs. Accordingly, we have entered into severance agreements with each of our NEOs.

Severance agreements contain restrictive covenants with respect to confidentiality, non-solicitation and non-competition and are subject to the execution of a release. Severance agreements for Mr. Ashe, Ms. Holcom, Mr. Goldman and Ms. Mills are effective until terminated in accordance with the provisions of the agreement, except during a "Covered Period," which includes the six months prior to a change in control event and continues for two years following a change in control.

For additional information on the severance arrangements see *Potential Payments upon Termination— Severance Agreements*.

Other Practices, Considerations and Policies

Stock Ownership Guidelines

Our executive officers are subject to stock ownership guidelines. The guidelines are intended to help ensure that our executive officers maintain an equity interest in our Company at a level sufficient to assure our stockholders of their commitment to value creation, while addressing their individual needs for portfolio diversification. The stock ownership guidelines provide that, over a five-year period, executive officers will attain ownership in our common stock valued at a multiple of their annual base salary as shown in the table below.

	Multiple of Salary			Multiple of Salary	
Neil M. Ashe	6X	●●●●●●	Barry R. Goldman	3X	●●●
Karen J. Holcom	3X	●●●	Dianne S. Mills	3X	●●●

The stock ownership levels of all our executive officers currently exceed the salary multiple required by the guidelines. For the purpose of calculating compliance with the guidelines, share ownership includes shares owned directly or indirectly, shares and/or units represented by amounts invested in the Company's 401(k) plans, and unvested time-based RSAs, RSUs and phantom stock. See our Stock Ownership Guidelines Policy at *www.acuityinc.com* under *Investors* then *Governance – Committee Charters & Governance Documents*.

Hedging, Pledging and Insider Trading Policy

The Company has adopted an insider trading policy that governs the sale, purchase, and/or other dispositions of our securities (and related derivative securities) by directors, officers and employees, other covered persons, and the Company and is designed to promote compliance with insider trading laws, rules and regulations, and listing standards applicable to the Company. Our insider trading policy prohibits our associates, officers and directors from hedging their ownership of our common stock, including the prohibition from engaging in short sales of our common stock and from purchasing or selling any derivative securities, or entering into any derivatives contracts relating to our securities. Our insider trading policy also prohibits our associates, officers and directors from purchasing, selling, or otherwise disposing of Company securities while in possession of material non-public information (except in limited circumstances, such as pursuant to a previously established trading plan).

Our insider trading policy prohibits our executive officers and directors from pledging our common stock. None of our NEOs or directors holds any of our stock subject to pledge.

Clawback Policy and Clawback Provisions

We have a recoupment or "clawback" policy ("Clawback Policy") in order to further align the interests of key associates with the interests of our stockholders and strengthen the link between total compensation and the Company's performance. Under our Clawback Policy, if we are required to prepare certain types of accounting restatements, we will be required to recover or "claw back" incentive-based compensation from any current or former executive officer, including our NEOs. We also may recover such compensation from our executive officers' direct reports. The Clawback Policy provides for the limited exceptions permitted by the applicable listing standards and regulations, including an exception if the direct expense of recovery would exceed the amount to be recovered.

Under our Clawback Policy, "incentive-based compensation" is defined broadly to include any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a financial reporting measure, and will generally include our STIP and PSUs. The amount of incentive-based compensation that will be subject to recovery is the excess of the incentive-based compensation received during the preceding three years over the amount of incentive-based compensation that would have been received had the amount been determined based on the restated financial statements.

Our Clawback Policy gives the Compensation and Management Development Committee discretion to administer and interpret our Clawback Policy. To date, no NEO has been subject to any clawbacks.

In addition to the Clawback Policy, STIP awards made under the Short-Term Incentive Plan and LTIP awards made under the Omnibus Inventive Plan include compensation recovery rights for the Company. The Short-Term Incentive Plan provides that STIP awards are subject to the Clawback Policy and deduction, clawback or forfeiture to the extent required to comply with any recoupment requirement imposed under applicable laws, rules, regulations or stock exchange listing standards. The Short-Term Incentive Plan also provides that STIP awards and any cash payments received pursuant to such awards will be subject to deduction, recoupment, or forfeiture at the discretion of the Compensation and Management Development Committee, in the event that the committee determines that a participant's negligence, fraud or other misconduct contributed to the Company having to restate all or a portion of its financial statements or in the event that a participant otherwise engages in misconduct, including any material violation of law or Company policy, which causes or might reasonably be expected to cause financial, reputational, or other harm to the Company, as determined by the Compensation and Management Development Committee.

Similarly, the Omnibus Incentive Plan provides that LTIP awards are subject to Clawback Policy or any clawback policy that the Company is required to adopt pursuant to the listing standards of any national securities exchange or association on which the Company's securities are listed or as is otherwise required by applicable law. Further, the Omnibus Incentive Plan provides that the Compensation and Management Development Committee may determine that participant's rights, payments and benefits with respect to any award under it are subject to reduction, cancellation, forfeiture or recoupment in the event of: the participant's termination for cause; serious misconduct; violation of the Company's policies; breach of fiduciary duty; unauthorized disclosure of any trade secret or confidential information of the Company; breach of applicable noncompetition, nonsolicitation, confidentiality, or other restrictive covenants; or other conduct or activity that is in competition with the business of the Company, or otherwise detrimental to the business, reputation or interests of the Company; or upon the occurrence of certain events specified in the applicable award agreement. In addition, the terms of agreements for RSU and PSU awards made under the LTIP provide that awards are subject to the Clawback Policy and deduction, clawback or forfeiture to the extent required to comply with any recoupment requirement imposed under applicable laws, rules, regulations or stock exchange listing standards.

Equity Award Grant Practices

Equity awards under our LTIP are approved by the Compensation and Management Development Committee, and by the independent members of the Board for our CEO, on an annual basis or when necessary on the basis of business needs, changing compensation practices, or other factors. The CEO may make interim equity awards to associates who are not executive officers from a previously approved discretionary stock pool, which are generally made on the first business day of each fiscal quarter based on prescribed criteria established by the Compensation and Management Development Committee. In certain circumstances, the Board may approve equity awards to key associates of newly acquired businesses in order to retain key talent or to incentivize their continued efforts on behalf of the Company. Interim equity awards may be granted upon initial hiring and following promotions or other special circumstances that occur during the year, subject to Compensation and Management Development Committee approval. The Compensation and Management Development Committee and the independent members of the Board do not take into account material nonpublic information in determining the timing and terms of the equity-based awards, and we have not timed the disclosure of material nonpublic information for the purpose of affecting the value of compensation.

Compensation Risk Analysis

Because performance-based incentives play a large role in our overall executive compensation program, we believe that it is important to help ensure that these incentives do not result in our executives taking actions that may conflict with our long-term best interests. The Compensation and Management Development Committee considers risk in designing the compensation program with the goal of appropriately balancing short-term incentives and long-term performance. We address this in several ways:

- The various financial performance measures that are set under the STIP and LTIP are balanced and are informed by prior year performance levels and multi-year performance targets that are reviewed and approved by the Board. We believe these performance targets are challenging, yet attainable, without the need to take inappropriate risks or make material changes to our business or strategy.

- Awards under the LTIP are made in the form of equity grants that either vest over time or upon the achievement of three-year performance targets. We believe the three-year vesting of the equity awards plays an important role in mitigating unnecessary or excessive risk taking.

- The STIP and the LTIP have maximum payout limitations for each participant.

- Because the value of the equity awards is best realized through long-term appreciation of stockholder value (especially when coupled with our *Stock Ownership Guidelines*), we believe the equity awards encourage a long-term growth mentality among our executives and aligns their interests with those of our stockholders.

The Compensation and Management Development Committee's independent, third-party consultant conducted a risk assessment of the Company's compensation programs. After reviewing this risk assessment and discussion of the results with management, the Compensation and Management Development Committee concluded that our compensation program does not encourage management to take excessive risks and serves the stockholders' best interests in our sustained long-term performance by including an appropriate balance of financial performance measures, extended vesting schedules and significant stock ownership requirements.

Report of the Compensation and Management Development Committee

The Compensation and Management Development Committee has reviewed and discussed with management the contents of the Compensation Discussion and Analysis section of this Proxy Statement. Based on its review and discussions with management, the Compensation and Management Development Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement for fiscal 2025 for filing with the SEC.

COMPENSATION AND MANAGEMENT DEVELOPMENT COMMITTEE

Maya Leibman, Chair
Marcia J. Avedon, Ph.D.
W. Patrick Battle
James H. Hance, Jr.

Executive Compensation Tables

Fiscal 2025 Summary Compensation Table

The following table presents compensation data for the NEOs for fiscal 2025, 2024 and 2023, as may be applicable.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)[2]	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)[3]	All Other Compensation ($)[4]	Total ($)
Neil M. Ashe Chairman, President and CEO	2025	1,000,000	—	8,576,928	—	1,512,000	1,399,155	12,600	12,500,683
	2024	1,000,000	—	6,730,939	—	1,851,000	1,299,815	12,420	10,894,174
	2023	1,000,000	—	6,091,382	—	1,398,800	711,755	11,880	9,213,817
Karen J. Holcom Senior Vice President and Chief Financial Officer	2025	550,000	—	2,146,033	—	693,000	311,197	80,110	3,780,340
	2024	550,000	—	1,810,894	—	678,700	339,153	74,063	3,452,810
	2023	541,667	—	1,791,926	—	569,800	216,233	62,673	3,182,299
Barry R. Goldman Senior Vice President and General Counsel	2025	520,833	—	1,170,808	—	529,200	336,007	49,707	2,606,555
	2024	500,000	—	1,097,531	—	592,000	374,265	45,202	2,608,998
	2023	491,667	—	1,086,017	—	518,000	219,432	36,222	2,351,338
Dianne S. Mills Senior Vice President and Chief Human Resources Officer	2025	520,833	—	1,170,808	—	508,200	5,970	19,083	2,224,894
	2024	500,000	—	1,097,531	—	617,000	7,503	21,120	2,243,154
	2023	491,667	—	1,086,017	—	553,000	4,695	34,813	2,170,192

[1] Represents the aggregate grant date fair value of PSU and RSU awards granted during the applicable fiscal year. The fiscal 2025 awards consisted of 75% PSUs and 25% RSUs for Mr. Ashe and 60% PSUs and 40% RSUs for Ms. Holcom, Mr. Goldman and Ms. Mills. The value of PSUs granted in fiscal 2025, assuming the maximum level of performance will be achieved, is as follows: Mr. Ashe, $13,403,577, Ms. Holcom, $2,751,772, Mr. Goldman, $1,500,912 and Ms. Mills, $1,500,912. The assumptions used to value RSUs and PSUs granted can be found in Note 11 to our Consolidated Financial Statements included in the Annual Report on Form 10-K for the fiscal year ended August 31, 2025. For more information regarding stock awards granted in fiscal 2025, see *Fiscal 2025 Long-Term Incentive Awards*.

[2] Represents amounts earned under the STIP for the applicable fiscal year. For more information, see *Fiscal 2025 Short-Term Incentive Awards*.

[3] For fiscal 2025, represents the increase in the actuarial present value of benefits under the 2002 SERP and above-market earnings on deferred compensation that is not tax-qualified, in each case to the extent applicable. During fiscal 2025 the Legacy Pension Plan was terminated and Ms. Holcom and Mr. Goldman, the only NEOs who participated in the Legacy Pension Plan, both elected a lump sum payment from the Plan which resulted in no year-over-year increase in the actuarial present value to their respective Plan benefits. The increases in defined benefit pension values for fiscal 2025 under the 2002 SERP were as follows: Mr. Ashe, $1,399,155, Ms. Holcom $280,584 and Mr. Goldman, $306,014. The change in the pension value for fiscal 2025 was primarily attributed to an increase in the value under the 2002 SERP due to the passage of time. The above-market earnings on deferred compensation for fiscal 2025 were as follows: Ms. Holcom, $30,613, Mr. Goldman, $29,993 and Ms. Mills, $5,970. The above-market earnings were calculated as the excess of the earnings credited on deferred amounts under our deferred compensation plans that were deemed invested in the prime rate investment alternative under such plans over the amount that would have been earned had the deferred amounts been credited with a return equal to 120% of the applicable federal rate in effect when the prime rate investment alternative was first offered under the plans. For more information, see *Pension Benefits in Fiscal 2025* and *Fiscal 2025 Non-Qualified Deferred Compensation*.

[4] Amounts shown for All Other Compensation include the following: matching contributions into the Company's 401(k) plan for Mr. Ashe, $12,600; for Ms. Holcom, $12,480; for Mr. Goldman, $12,620; and for Ms. Mills, $9,000. Also included are Company Contributions into the Deferred Compensation Plans as follows: Ms. Holcom, $67,630; Mr. Goldman, $37,087; and Ms. Mills, $10,083. In fiscal 2025, the aggregate incremental cost of perquisites and personal benefits provided to each NEO was less than $10,000.

Fiscal 2025 Grants of Plan-Based Awards

The following table provides information about equity and non-equity incentive awards for fiscal 2025 for each of the NEOs. Non-equity incentive plan awards are made under the STIP and equity incentive awards are made under the LTIP.

Name	Grant Date	Estimated Future Payouts under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)[3]	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)[4]
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Neil M. Ashe		750,000	1,500,000	3,000,000							
PSU-ROIC	10/24/24				—	12,544	25,088				3,750,280
PSU-rTSR	10/24/24				—	6,271	12,542				2,951,509
RSU	10/24/24				—	—	—	6,272			1,875,140
Karen J. Holcom		343,750	687,500	1,375,000							
PSU-ROIC	10/24/24				—	2,576	5,152				770,147
PSU-rTSR	10/24/24				—	1,287	2,574				605,739
RSU	10/24/24				—	—	—	2,576			770,147
Barry R. Goldman		262,500	525,000	1,050,000							
PSU-ROIC	10/24/24				—	1,405	2,810				420,053
PSU-rTSR	10/24/24				—	702	1,404				330,403
RSU	10/24/24				—	—	—	1,406			420,352
Dianne S. Mills		262,500	525,000	1,050,000							
PSU-ROIC	10/24/24				—	1,405	2,810		—		420,053
PSU-rTSR	10/24/24				—	702	1,404		—		330,403
RSU	10/24/24				—	—	—	1,406			420,352

[1] These columns show the possible fiscal 2025 payout for each NEO under the STIP if the threshold, target, or maximum goals, as such terms are defined by the SEC, were achieved. See *Fiscal 2025 Summary Compensation Table* for final amounts earned. See *Fiscal 2025 Short-Term Incentive Award* for a description of the program.

[2] These columns represent the potential payout of PSUs granted on October 24, 2024 under the LTIP if the performance measure is achieved over a three-year performance period from September 1, 2024 to August 31, 2027. The threshold payout is 0% of the target shares granted and the maximum payout is 200% of the target shares for all NEOs. During the period of time that the award is unearned, dividends will accumulate at the same rate as dividends may be declared and paid on the Company's common stock ("Accumulated Dividends"). These Accumulated Dividends will be paid in cash when the underlying PSUs are earned and become vested and the underlying shares are issued. Accumulated Dividends will be forfeited if the PSUs are not earned or do not become vested. See *Fiscal 2025 Long-Term Incentive Award* for a description of the program.

[3] This column shows the number of RSUs granted on October 24, 2024. The RSU grants vest ratably in three equal annual installments beginning one year from the grant date. Accumulated Dividends are only paid when the RSUs vest and the underlying shares are issued, and will be forfeited if the RSUs do not become vested.

[4] This column shows the aggregate grant date fair value, as determined in accordance with FASB ASC Topic 718. The grant date fair value of RSU and PSU-ROIC awards is calculated using the closing price of our common stock on the NYSE on the grant date. The grant date fair value of PSU-rTSR award is calculated using a Monte Carlo Simulation. The assumptions used to value awards granted can be found in Note 11 to our Consolidated Financial Statements included in the Annual Report on Form 10-K for the fiscal year ended August 31, 2025.

Outstanding Equity Awards at Fiscal 2025 Year-End

The following table provides information on outstanding equity awards held by the NEOs at August 31, 2025. The table includes unexercised or unearned option awards, unvested RSAs and RSUs and unearned PSUs. The vesting schedule for each grant is shown in the "Vesting Schedule Table" that follows this table based on the grant date of each award. The option exercise prices shown below are the closing market price of our common stock on the NYSE on the grant date, except one option award to Mr. Ashe granted on January 31, 2020 had a premium exercise price that was $10 over the fair market value on the date of grant.

		Option Awards					Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)[1]	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[2]	Market Value of Shares or Units of Stock That Have Not Vested ($)[3]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[4]	Equity Incentive Plan Awards: Market or Payout Value Of Unearned Shares, Units, Or Other Rights That Have Not Vested ($)[5]
Ashe	01/31/20	200,000	—		117.87	01/31/30				
	01/31/20	200,000	—		127.87	01/31/30				
	01/31/20	100,000	—	—	117.87	01/31/30				
	09/01/20	225,000	—	—	108.96	09/01/30				
	09/01/20	52,200	—	—	108.96	09/01/30				
	10/24/22						46,053	15,034,923	—	—
	10/24/23						6,162	2,011,708	55,452	18,103,414
	10/24/24						6,272	2,047,620	37,630	12,285,066
Holcom	10/24/16	897	—		239.76	10/24/26				
	10/25/17	657	—		156.39	10/25/27				
	10/24/18	1,468	—		116.36	10/24/28				
	10/24/22						11,670	3,809,905	—	—
	10/24/23						2,711	885,060	12,200	3,982,934
	10/24/24						2,576	840,987	7,726	2,522,307
Goldman	10/25/17	1,751	—		156.39	10/25/27				
	10/24/18	2,936	—		116.36	10/24/28				
	10/24/22						7,072	2,308,796	—	—
	10/24/23						1,643	536,390	7,394	2,413,919
	10/24/24						1,406	459,017	4,214	1,375,745
Mills	10/24/22						7,072	2,308,796	—	—
	10/24/23						1,643	536,390	7,394	2,413,919
	10/24/24						1,406	459,017	4,214	1,375,745

[1] For Mr. Ashe, the stock options shown in this column vested and became exercisable after two independent conditions were satisfied: a four year ratable vest from the grant date; and the closing stock price of the Company's common stock reaching either $275 or $225 per share and remaining at or above that stock price target for ten consecutive trading days following the grant date.

[2] For awards granted on October 24, 2022, this column reflects outstanding RSUs and the PSUs that have been earned, but do not vest until October 24, 2025.

[3] The market value is calculated as the product of (a) $326.47 per share, the closing market price of our common stock on the NYSE on August 31, 2025, the last trading day of the fiscal year, multiplied by (b) the number of shares that have not vested.

[4] For awards granted on October 24, 2023: for PSUs based on ROIC in excess of WACC, the number of units shown are at maximum based on the estimated level of achievement as of August 31, 2025; and for PSUs based on rTSR, the number of units shown are at maximum based on the estimated level of achievement as of August 31, 2025. For awards granted on October 24, 2024: for PSUs based on ROIC in excess of WACC, the number of units shown are at maximum based on the estimated level of achievement as of August 31, 2025; and for PSUs based on rTSR, the number of units shown are at maximum based on the estimated level of achievement as of August 31, 2025.

[5] The market value is calculated as the product of (a) $326.47 per share, the closing market price on our common stock on the NYSE on August 31, 2025, the last trading day of the fiscal year, multiplied by (b) the number of PSUs that would be earned based on the estimated level of achievement as of August 31, 2025, as described in footnote 4 to this table. For awards granted on October 24, 2023, and October 24, 2024, the threshold, target and maximum performance percentages for all NEOs are 0%, 100% and 200%, respectively.

VESTING SCHEDULE TABLE

Grant Date	Vesting Schedule Description
10/24/2016	Options: 1/3 per year beginning one year from grant date (fully vested 10/24/2019).
10/25/2017	Options: 1/3 per year beginning one year from grant date (fully vested 10/25/2020).
10/24/2018	Options: 1/3 per year beginning one year from grant date (fully vested 10/24/2021).
1/31/2020	Options: One time-vesting option award vests 1/3 per year beginning one year from the grant date (fully vested 1/31/2023); one time-vesting award with a premium exercise price vests 1/3 per year beginning one year from grant date (fully vested 1/31/2023); and one performance-based option will become exercisable if both of the following criteria are satisfied: 4-year ratable vesting beginning one year from the grant date and the Company stock price exceeds $225 per share for ten consecutive trading days. The stock price performance condition had been satisfied as of fiscal 2024 year end.
9/1/2020	Options: two performance-based options would have become exercisable if both of the following criteria were satisfied: 4-year ratable vesting beginning one year from the grant date and the Company stock price exceeds $225 per share or $275 per share, respectively, for ten consecutive trading days. The $225 stock price performance condition had been satisfied as of fiscal 2024 year end, and the $275 stock price performance had been satisfied as of fiscal 2025 year end.
10/24/2022	RSU: 1/3 per year beginning one year from grant date (will be fully vested 10/24/2025); PSU: three-year performance period ends 8/31/2025 (if performance achieved, earned shares will be released on 10/24/2025).
10/24/2023	RSU: 1/3 per year beginning one year from grant date (will be fully vested 10/24/2026); PSU: three-year performance period ends 8/31/2026 (if performance achieved, earned shares will be released on 10/24/2026).
10/24/2024	RSU: 1/3 per year beginning one year from grant date (will be fully vested 10/24/2027); PSU: three-year performance period ends 8/31/2027 (if performance achieved, earned shares will be released on 10/24/2027).

Option Exercises and Stock Vested in Fiscal 2025

The following table provides information for the NEOs on the number of shares acquired upon the exercise of stock options, the vesting of PSUs, RSAs or RSUs, and the value realized during fiscal 2025, each before payment of any applicable withholding tax and broker commissions.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[1]
Neil M. Ashe	—	—	43,902	13,282,942
Karen J. Holcom	—	—	12,418	3,753,084
Barry R. Goldman	4,470	345,385	6,628	2,002,404
Dianne S. Mills	—	—	7,755	2,343,986

[1] The value realized is the closing market price on the day the stock options were exercised or the stock awards vested (less the exercise price, in the case of stock options), multiplied by the total number of shares that were exercised or that vested.

Pension Benefits in Fiscal 2025

The table below shows information for NEOs under the 2002 SERP and the Legacy Pension Plan as described in the following paragraphs.

2002 SERP

The 2002 SERP is an unfunded, non-qualified retirement benefit plan that is offered to executive officers of the Company to provide retirement benefits above amounts available under the Company's tax-qualified defined contribution plans.

Benefits payable under the 2002 SERP are generally paid for 180 months (15 years) commencing on the executive's normal retirement date, which is defined as retirement at 60. For Mr. Ashe, benefits are comprised of the following amounts: (a) a monthly amount equal to 2.8% ("standard accrued benefit factor") of the executive's average annual compensation multiplied by the executive's years of credited service and divided by 12 (the "standard accrued benefit"); and (b) a second monthly amount equal to 1.4% ("incremental accrued benefit factor") of the executive's average annual compensation multiplied by the executive's years of credited service and divided by 12 (the "incremental accrued benefit"). For Ms. Holcom and Mr. Goldman, benefits are comprised of a monthly amount equal to 2.8% ("modified accrued benefit factor") of the executive's average annual compensation multiplied by the executive's years of credited service and divided by 12 (the "modified accrued benefit"). Average annual compensation is defined as the average of the executive's salary and short-term incentive payment for the three highest consecutive calendar years during the participant's service with the Company. An executive is credited with one year of service for each plan year while employed by the Company. Total years of credited service cannot exceed ten years, although compensation earned after completing ten years of credited service may be counted for purposes of determining the executive's average annual compensation and accrued benefit under the 2002 SERP. A reduced retirement benefit can commence between ages 55 and 60. We do not have a policy for granting extra years of credited service under the 2002 SERP, except in connection with a change in control as may be provided for in an executive's change in control agreement. Participants vest in their plan benefit after three years of credited service.

While benefits normally commence at age 60 and are paid in monthly installments over 15 years, benefits may be paid earlier or in a different form as follows:

- a participant could elect to receive a reduced retirement benefit commencing between ages 55 and 60;

- a participant could elect to receive their incremental accrued benefit in a lump sum;

- benefits can also be distributed early in the event of a severe financial hardship; and

- upon the occurrence of a Section 409A change in control event (as defined in the 2002 SERP), the 2002 SERP will be terminated consistent with the requirements of Treasury Regulation section 1.409A-3(j)(4)(ix)(B), and the Company will, within five days of such an event, pay to each participant a lump sum cash payment equal to the lump sum actuarial equivalent of the participant's accrued benefit as of such date.

When calculating the actuarial equivalent of the foregoing forms of benefit, the plan uses an interest rate equal to the lesser of 2.5% per annum or the yield on 10-Year U.S. Treasury Bonds.

The table below summarizes the benefits of each eligible NEO under the 2002 SERP. Ms. Mills, who would have become an eligible participant for the plan when hired in March 2020, waived her participation right.

Name	Standard Accrued Benefit	Incremental Accrued Benefit	Modified Accrued Benefit	Total Benefit Percent
Neil M. Ashe	2.8%	1.4%	NA	4.2%
Karen J. Holcom	NA	NA	2.8%	2.8%
Barry R. Goldman	NA	NA	2.8%	2.8%

Legacy Pension Plan

The Legacy Pension Plan was a component of our tax-qualified defined benefit pension plan for which Ms. Holcom and Mr. Goldman were eligible prior to becoming executive officers. Our other NEOs are not eligible for benefits under the Legacy Pension Plan, and none of our NEOs are otherwise eligible for our tax-qualified defined benefit pension plan. The Legacy Pension Plan was frozen as to new benefit accruals as of January 1, 2003. During fiscal 2024, the Board approved a resolution to terminate the Legacy Pension Plan effective as of August 31, 2024. As part of the termination, pension plan participants were offered an opportunity to cash out their plan balances as a one-time lump sum during fiscal year 2025. Ms. Holcom and Mr. Goldman elected the cash out option, and the amounts of their one-time lump sum payments they received during fiscal 2025 are shown in the "Payments During Last Fiscal Year" column of the Fiscal Year 2025 Pension Benefits Table below.

Prior to being frozen in 2003 and terminated in 2024, the Legacy Pension Plan provided for a normal retirement pension payable in the form of a single-life annuity with 10 years certain. Normal retirement was defined as a resignation after age 65. The monthly benefit for each participating NEO under the Legacy Pension Plan following normal retirement would have been equal to the sum of 0.5% of the NEO's final average compensation plus 0.5% of the NEO's final average compensation in excess of covered compensation, multiplied by the NEO's years of credited service. Compensation was generally defined under the Legacy Pension Plan as compensation as shown in Box 1 of Form W-2, subject to adjustments for salary deferrals, elective contributions and certain equity-based compensation and fringe benefits.

Fiscal Year 2025 Pension Benefits Table

The amounts reported for the NEOs in the table below are the present values of the accumulated benefits in the 2002 SERP as of August 31, 2025 and the one-time lump sum cash-out payments received under the Legacy Pension Plan during fiscal 2025, to the extent the NEOs participate in such plans. The assumptions used to calculate the present value of the accumulated benefit are described in the footnotes to the table.

Name	Plan Name	Number of Years Credited Service (#)[1][2]	Present Value of Accumulated Benefit ($)[3][4]	Payments During Last Fiscal Year ($)
Neil M. Ashe	**2002 SERP**	5	5,894,761	—
Karen J. Holcom	**2002 SERP**	6	1,271,992	—
	Legacy Pension Plan	3	0	(16,773)
Barry R. Goldman	**2002 SERP**	6	1,315,201	—
	Legacy Pension Plan	5	0	(32,538)

[1] Mr. Ashe became an eligible participant in the 2002 SERP when hired on January 8, 2020. Ms. Holcom and Mr. Goldman became eligible participants in the 2002 SERP on September 1, 2019.

[2] Ms. Holcom became an eligible participant in the Legacy Pension Plan on January 1, 2000, and Mr. Goldman became an eligible participant in the Legacy Pension Plan on January 1, 1998. They ceased to accrue additional benefits under the Legacy Pension Plan when it was frozen in 2003.

[3] The accumulated benefit in the 2002 SERP is based on service and earnings (base salary and bonus, as described above) considered by the 2002 SERP for the period through August 31, 2025. The present value has been calculated assuming the benefit is payable commencing at a retirement of age 65 for all NEOs except Mr. Ashe, where the present value has been calculated assuming the benefit is payable commencing at a retirement age of 60. The discount rate assumed in the calculation is 5.25% compared with 4.85% in the prior year.

[4] As part of the transition of the Legacy Pension Plan administration to an insurance company specializing in pension fund management that began in fiscal year 2024, participants were offered an opportunity to cash out their plan balances as a one-time lump sum during fiscal 2025. Ms. Holcom and Mr. Goldman each elected the cash out option.

Fiscal 2025 Non-Qualified Deferred Compensation

The Company maintains certain non-qualified deferred compensation plans that our NEOs may participate in. These non-qualified deferred compensation plans are described below.

2005 Acuity Brands, Inc. Supplemental Deferred Savings Plan. The 2005 SDSP is an unfunded, non-qualified plan under which key associates, including our NEOs, are able to annually defer up to 50% of salary and STIP awards as cash units. Ms. Holcom, Mr. Goldman and Ms. Mills are also eligible to receive a Company matching contribution of their deferrals (50% of their deferrals, limited to 5% of their base salary and STIP awards, which together is "total cash compensation"), and, for Ms. Holcom and Mr. Goldman, a pension make-up contribution received in lieu of benefits that would have been received under a frozen Company pension plan. Prior to January 1, 2022, Ms. Holcom, Mr. Goldman and Ms. Mills also received a supplemental contribution equal to 3% of their total cash compensation based on calendar year contributions, which was contributed each December. Effective October 25, 2021, the 2005 SDSP was amended to remove the supplemental contribution for all eligible participants, including Ms. Holcom, Mr. Goldman and Ms. Mills. This amendment was effective for the plan year commencing in January 2022. As a result, the final supplemental contribution was made in December 2021. Effective March 30, 2023, the 2005 SDSP was amended and restated to clarify the payment structure for certain in-service payment elections.

Mr. Ashe is not eligible to receive the Company contributions under the 2005 SDSP because of the level of benefits that he receives under the 2002 SERP. As noted above, Ms. Holcom and Mr. Goldman are eligible for the Company contributions to the plan at the same rate that other participants receive contributions due to the reduced rate at which the 2002 SERP benefit accrues for each of them.

Account balances under the 2005 SDSP earn interest income based on the prime rate. Interest is credited monthly and is compounded annually.

Employee contributions may be paid in a lump sum or up to ten annual installments at the executive's election. The executive may direct that deferrals and related earnings be credited to accounts to be distributed in the future and/or to a retirement account. Future-dated payments may be distributed in a lump sum or up to ten annual installments no earlier than two years following the last deferral to the account. The executive may change the form of distribution twice during the period up to one year prior to termination or retirement, with the new distribution being delayed by at least an additional five years in accordance with Section 409A.

Company contribution accounts may be distributed in a lump sum or up to ten annual installments upon termination of employment. The executive may change the form of distribution twice during the period up to one year prior to termination of employment, with the new distribution being delayed by at least an additional five years in accordance with Section 409A.

2001 Acuity Brands, Inc. Supplemental Deferred Savings Plan. The 2001 SDSP, which does not currently allow deferrals, covered the same general group of eligible associates and operated in a similar manner to the 2005 SDSP, except that it encompassed contributions by the executive and the Company that were vested as of December 31, 2004. These contributions were, therefore, not subject to the provisions of Section 409A. Executive deferrals may be distributed in a lump sum or up to ten annual installments beginning no sooner than five years following the calendar year of deferral. Company contributions will be distributed at or following termination in a lump sum or installments at the associate's election, which must be in place 24 months prior to termination. There were no deferrals or Company contributions into the 2001 SDSP during fiscal 2024. When the 2001 SDSP was active, Ms. Holcom and Mr. Goldman each received annual Company contributions to the 2001 SDSP at the same rate as other plan participants, including pension make-up contributions in lieu of benefits that would have been received under a frozen Company pension plan.

The table below provides fiscal 2025 information related to our NEOs in our non-qualified deferred compensation plans.

Name	Plan Name	Executive Contributions in Last FY ($)[1]	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)[2]	Aggregate Withdrawals/ Distributions ($)[3]	Aggregate Balance at Last FYE ($)[4]
Neil M. Ashe[5]	NA	NA	NA	NA	NA	NA
Karen J. Holcom	2001 SDSP	—	—	860	—	12,153
	2005 SDSP	122,870	67,630	108,602	(107,652)	1,557,303
Barry R. Goldman	2001 SDSP	—	—	1,040	—	14,689
	2005 SDSP	59,200	37,087	109,076	(41,321)	1,549,550
Dianne S. Mills	2005 SDSP	20,750	10,083	19,802	—	292,441

[1] The amounts shown include salary deferrals and/or deferrals of amounts paid under the STIP. The salary portion of the amounts reflected above is included in the amount reported as "Salary" in the Fiscal 2025 Summary Compensation Table as follows: Ms. Holcom, $55,000 and Ms. Mills, $20,750. The deferred STIP award portion of the amounts shown above is included in the amount reported as "Non-Equity Incentive Plan Compensation" in the Fiscal 2025 Summary Compensation Table as follows: Ms. Holcom, $67,870 and Mr. Goldman, $59,200.

[2] The amounts shown are not included in the Summary Compensation Table for Fiscal 2025 except to the extent they represent above-market earnings in excess of 120% of the applicable federal rate. The earnings consist of interest credited to each NEOs account balance during fiscal 2025, which balance may include deferred compensation from prior periods.

[3] The amounts shown are not included in the Fiscal 2025 Summary Compensation Table. The amounts shown for Ms. Holcom, Mr. Goldman and Ms. Mills consist of distributions of prior period deferrals of compensation along with related interest earned. As described above, participants may elect such distributions at the time deferral elections are made.

[4] A portion of amounts shown in this column for the 2005 SDSP were previously reported as compensation in the Summary Compensation Table for this year and for prior years as follows: Ms. Holcom, $979,074; Mr. Goldman, $459,950; and Ms. Mills, $255,216. The amounts shown also include participant deferrals, Company contributions, and interest credited in prior fiscal periods when Ms. Holcom and Mr. Goldman were not NEOs and for Ms. Mills beginning as of her date of employment with the Company.

[5] Mr. Ashe does not participate in the non-qualified deferred compensation plans.

Employment Arrangements

At the time we first hire an associate, we generally provide the associate with a letter outlining the effective date of their employment, the basic compensation arrangements for the associate's at-will employment, any benefits to which the associate is entitled, and whether the associate is entitled to participate in any severance or change in control benefits. We do not have employment contracts with any of our associates, including our NEOs. All NEOs are entitled to participate in benefit plans and perquisites afforded to executives at their level and coverage under the Company's directors' and officers' liability insurance coverage. A summary of current employment arrangements with our NEOs is provided in the table below.

Fiscal 2025 Employment Arrangements

Neil M. Ashe	Salary	$1,000,000
	Short-Term Incentive	percentage of base salary
	Long-Term Incentive	percentage of base salary
Karen J. Holcom	Salary	$550,000
	Short-Term Incentive	percentage of base salary
	Long-Term Incentive	percentage of base salary
Barry R. Goldman	Salary	$525,000
	Short-Term Incentive	percentage of base salary
	Long-Term Incentive	percentage of base salary
Dianne S. Mills	Salary	$525,000
	Short-Term Incentive	percentage of base salary
	Long-Term Incentive	percentage of base salary

See *Potential Payments upon Termination* for a description of each NEO's severance agreement and change in control agreement.

Potential Payments upon Termination

We have entered into severance agreements and change in control agreements with each of our NEOs. The material terms of these agreements are described below and the potential payments upon termination are shown in the table that follows.

Severance Agreements

The severance agreements for the NEOs provide benefits to our NEOs in the event the executive's employment is involuntarily terminated by us without cause, or for Mr. Ashe only, in the event that he terminates his employment for good reason any time after a change in control. The agreements terminate without payment in the event an executive is terminated for cause, dies, incurs a disability, or voluntarily terminates (other than in the case of Mr. Ashe, a voluntary termination in connection with a qualifying good reason).

The severance agreements are effective until terminated in accordance with the provisions of each agreement and provide the following benefits to our NEOs for the severance period shown for each NEO.

Severance Benefit	Ashe (2 yrs)	Holcom (1 yr)	Goldman (1 yr)	Mills (1 yr)
A severance payment consisting of continuation of the then current monthly base salary for the severance period	✔	✔	✔	✔
A lump sum payment equal to the greater of (i) a predetermined percentage of base salary (as described for each executive therein) and (ii) the annual bonus that would be payable based upon the Company's actual performance, in each case, calculated on a pro rata basis and payable at the same time that bonuses are otherwise payable under the Company's bonus plan	✔ (150%)	✔ (125%)	✔ (100%)	✔ (100%)
A lump sum payment equal to accrued but unused vacation or sick pay as determined under the Company's policy[1]	✔	✔	✔	✔
Continuation of health care and life insurance coverage for the severance period	✔	✔	✔	✔
Accrual of additional credited service under the 2002 SERP during the severance period[2]	✔	✔	✔	
Outplacement services not to exceed 10% of base salary	✔	✔	✔	✔
Vesting of certain equity awards during the severance period	[3]	[4]	[4]	[4]

[1] Based on current Company policy, none of the NEOs would receive a payment for accrued but unused vacation or sick pay.

[2] Mr. Ashe, Ms. Holcom and Mr. Goldman would receive additional years of credited service if a terminating event occurs prior to their attainment of three years of credited service; however, each of them has attained three years of credited service.

[3] For Mr. Ashe, continued vesting of stock options, RSAs or RSUs, and performance stock or PSUs, during the severance period.

[4] For Ms. Holcom, Mr. Goldman and Ms. Mills, the vesting and exercisability of all outstanding equity awards will be in accordance with the terms of the respective award agreements.

Under the severance agreement for Mr. Ashe, a termination of employment by Mr. Ashe for "good reason" means the occurrence of any of the following acts, after a Change in Control, which is not corrected within 30 days after written notice is given to us by Mr. Ashe:

▪ a material diminution in authority, duties or responsibilities (including reporting responsibilities), which, in executive's judgment, represents an adverse change in status, title, position, or responsibilities;

▪ a reduction in the executive's base salary or any failure to pay the executive any compensation or benefits to which he is entitled within five days of the date due;

▪ requiring the executive to be based more than 50 miles from the primary workplace where executive is currently based, except for reasonably required business travel; or

▪ a material breach by us of the severance agreement.

Under the severance agreement for Mr. Ashe, the Change in Control definition is the same as that used in Mr. Ashe's change in control agreement, described below.

Under the severance agreements, the involuntary termination of an executive by the Company for "cause," which results in the termination of the severance agreement and for which no benefits would be payable, occurs for the following reasons:

- termination is the result of an act or acts by the executive, which have been found in an applicable court of law to constitute a felony (other than traffic-related offenses);

- termination is the result of an act or acts by the executive, which are in the good faith judgment of the Company to be in violation of law or of written policies of the Company and which result in material injury to the Company;

- termination is the result of an act or acts of dishonesty by the executive resulting or intended to result directly or indirectly in gain or personal enrichment to the executive at the expense of the Company; or

- the continued failure by the executive substantially to perform the duties reasonably assigned to him, after a demand in writing for substantial performance of such duties is delivered by the Company.

The severance agreement for Mr. Ashe also provides that the Company will pay his reasonable legal fees and related expenses if he were to bring a legal claim for benefits and was successful to a significant extent in enforcing his rights under the severance agreement.

The severance agreements of all NEOs contain restrictive covenants with respect to confidentiality, non-solicitation and non-competition, and benefits under such severance agreements are subject to the execution of a release. With respect to Ms. Holcom, Mr. Goldman and Ms. Mills, in the event of certain breaches of the covenants set forth in the severance agreement by the executive, such executive would be required to reimburse the Company 70% of the severance amounts payable thereunder.

Change in Control Agreements

The change in control agreements are intended to provide the NEOs with security against the possibility of employment loss that may result following a change in control so that they may devote their energies to meeting the business objectives and needs of the Company and its stockholders.

The change in control agreements are effective until terminated in accordance with the provisions of the agreements, except during a covered period, which includes the six months prior to a change in control event and continues for two years following a change in control. However, the term of the change in control agreements will not expire during a threatened change in control period (as defined in the change in control agreements) or prior to the expiration of two years following a change in control.

The change in control agreements are double trigger and provide the following benefits to our NEOs in the event employment is terminated for other than cause or by the executive for good reason:

Change in Control Benefits	Ashe (3x)	Holcom (1.5x)	Goldman (1.5x)	Mills (1.5x)
A lump sum cash payment equal to a multiple of the base salary (greater of the base salary in effect on the date of termination or during the 90 day period prior to a change in control)	✔	✔	✔	✔
A lump sum cash payment equal to a multiple of the pro rata bonus which is the greatest of: the most recent bonus paid, the annual bonus payable (at target) during which the termination or change in control occurs, or the average of the annual bonus paid during the last three fiscal years	✔	✔	✔	✔
Continuation of health and welfare benefits, including, as applicable, medical, dental benefits, disability and life insurance for the specified term	✔	✔	✔	✔
Cash payment representing additional amounts of participation in our defined contribution plan and non-qualified deferred compensation plan for the specified term	✔	✔	✔	✔
Cash payment equal to the lump sum actuarial equivalent of the accrued benefit under the 2002 SERP as of the date of termination of employment, whether or not the accrued benefit has vested	✔			
Accrual of up to a total of three years of credited service under the 2002 SERP, if termination occurs before three years of credited service has been earned		✔	✔	
Better net cutback[1]	✔	✔	✔	✔
Accelerated vesting of stock options, RSA or RSU awards and performance stock or PSU awards (at 100% of target)[2][3]	✔	✔	✔	✔

(1) If the payments to be made under the change in control agreement would be subject to such excise tax, (a) the net benefit after excise payments will be compared to (b) the net benefit if covered payments are limited to the extent necessary to avoid excise payments. If the net amount payable in (a) is less than that payable under (b), then the payment will be reduced in a manner that maximizes executive's economic position.

(2) For Mr. Ashe, stock option awards with price targets will only be accelerated if such stock price targets have been achieved as of the termination date and any performance stock awards would be accelerated at the target level.

(3) For Mr. Ashe, the Company may be required to immediately purchase for cash, on demand, at the then per-share fair market value, any shares of unrestricted stock and shares purchased upon the exercise of options.

The change in control agreements provide benefits to our NEOs in the event employment is terminated by the Company for cause, due to disability, by reason of death, or by executive for other than good reason. Benefits in these events are as follows: all amounts earned or accrued through the termination date, including base salary, reimbursement of reasonable and necessary expenses, vacation pay and sick leave.

In addition, the Company will pay all legal fees and related expenses incurred by the officer arising out of any disputes related to his termination of employment or claims under the change in control agreement if, in general, the circumstances for which he has retained legal counsel occurred on or after a change in control.

For purposes of the change in control agreements, a change in control is defined as one or more of the following:

- the acquisition of 30% or more of the combined voting power of our then outstanding voting securities (other than certain acquisitions by Company fiduciaries or certain internal reorganizations);

- a change in more than 50% of the members of our Board, who were either members as of the distribution date or were nominated or elected by a vote of two-thirds of those members or members so approved;

- consummation of a merger or consolidation through which our stockholders no longer hold more than 60% of the combined voting power of our outstanding voting securities resulting from the merger or consolidation in substantially the same proportion as prior to the merger or consolidation;

- consummation of a complete liquidation or dissolution or the sale or other disposition of all or substantially all of our assets; or

- the approval by stockholders of the sale of all or substantially all of the assets of the Company or any merger, consolidation, issuance of securities, or purchase of assets, the result of which would be the occurrence of any of the events described in the prior two bullets.

Under the change in control agreement, a termination for cause for Mr. Ashe is a termination evidenced by a resolution adopted by two-thirds of the Board (for Ms. Holcom, Mr. Goldman and Ms. Mills, upon the reasonable determination by the Company) that the executive:

- intentionally and continually failed to substantially perform their duties, which failure continued for a period of at least 30 days after a written notice of demand for substantial performance has been delivered to the executive specifying the manner in which the executive has failed to substantially perform; or

- intentionally engaged in conduct that is demonstrably and materially injurious to us, monetarily or otherwise.

The executive will not be terminated for cause until he or she has received a copy of a written notice setting forth the misconduct described above and until he or she has been given an opportunity to be heard by the Board.

Under the change in control agreements, disability has the meaning ascribed to such term in our long-term disability plan or policy covering the executive, or in the absence of such plan or policy, a meaning consistent with Section 22(e)(3) of the Internal Revenue Code.

Under the change in control agreements, good reason means the occurrence of any of the following events or conditions in connection with a change in control:

- a material diminution in authority, duties, or responsibilities, which, in the executive's judgment, represents an adverse change in status, title, position, or responsibilities;

- with respect to Mr. Ashe, any reduction in the executive's base salary or any failure to pay the executive any compensation or benefits to which he is entitled within five days of the date due and with respect to Ms. Holcom, Mr. Goldman and Ms. Mills a reduction of more than 10% of such executive's base salary in effect immediately prior to a change in control;

- requiring the executive to be based more than 50 miles from the primary workplace where the executive is currently based, except for reasonably required business travel; or

- a material breach by us of the agreement (or in the case of Mr. Ashe, a material breach by us of the terms of the employment letter dated January 8, 2020).

Other Possible Payments upon Death, Disability and Retirement

The following describes possible payments upon an NEO's death, disability, or retirement in accordance with the terms of certain of the Company's compensation plans.

Death/Disability

- For all participants in the Omnibus Incentive Plan, stock options become fully vested and are exercisable to the earlier of the expiration date or one year after the event, and RSAs, RSUs and PSUs become fully vested and are immediately payable (at Target for PSUs).

- For all participants in the Company's 401(k) Plan, the 2001 SDSP and the 2005 SDSP, any Company contributions become vested and are payable upon death, or total and permanent disability.

Retirement

- For all participants in the Omnibus Incentive Plan with stock options who are age 55 and above, vested stock options are exercisable to the earlier of the expiration date or five years after retirement; unvested options are forfeited.

- All participants in the Omnibus Incentive Plan with PSU awards granted on or after October 26, 2020 who have 5 years of service will receive a pro-rata portion of the award that will remain outstanding and available to vest following a participant's termination, except in the event of termination for cause. Such pro-rata portion will be calculated based on the portion of the service period worked between the grant date and termination date in one-year increments. For example, if a participant works more than one year from the grant date but less than two years from the grant date, such participant would be eligible to receive one-third of the PSU, payable at the performance level achieved at the end of the performance period.

Potential Payments Upon Termination Table

The following table shows potential benefits that our NEOs would be entitled to receive upon termination of employment in each termination situation shown. These amounts are estimates only and do not necessarily reflect the actual amounts that would be paid to the NEOs, which would only be known at the time they become eligible for payment. The amounts shown in the table are the amounts that could be payable under existing plans and arrangements if the NEO's employment had terminated at August 31, 2025. Values for the accelerated vesting of stock option, RSA, RSU and PSU grants are based on the closing price of our common stock of $326.47 on the NYSE on August 31, 2025.

The table does not include amounts that the executives would be entitled to receive that are already described in the compensation tables, including the value of equity awards that are already vested, amounts payable under defined benefit pension plans, and amounts previously deferred into the deferred compensation plans. In the event the NEO is entitled to benefits under both the severance agreement and the change in control agreement, the NEO is entitled to receive benefits under whichever agreement provides the greater aggregate value. No additional amounts are due in the event of a voluntary resignation by our NEOs.

Name	Change in Control with Termination ($)	Termination without Cause ($)	Termination with Good Reason ($)	Retirement ($)	Death or Disability ($)	Termination with Cause ($)
Neil M. Ashe						
Cash Severance[1]	7,536,000	3,512,000	3,512,000	—	—	—
Retirement Benefits	5,036,065	2,277,446	2,277,446	—	—	—
Health and Welfare Benefits[2]	99,591	66,394	66,394	—	—	—
Outplacement Counseling	—	100,000	100,000	—	—	—
Additional Company Contributions[3]	37,800	25,200	25,200	—	—	—
Long-Term Incentives[4]	20,095,534	—	—	8,081,982	20,095,534	—
Total Lump Sum	**32,804,991**	**5,981,040**	**5,981,040**	**8,081,982**	**20,095,534**	**—**
Estimated Better Net Impact[5]	—	NA	NA	NA	NA	NA
Total Payment	**32,804,991**	**5,981,040**	**5,981,040**	**8,081,982**	**20,095,534**	**—**
Karen J. Holcom						
Cash Severance[1]	1,864,500	1,243,000	—	—	—	—
Retirement Benefits	—	—	—	—	—	—
Health and Welfare Benefits[2]	32,380	21,586	—	—	—	—
Outplacement Counseling	—	55,000	—	—	—	—
Additional Company Contributions[3]	28,668	19,112	—	—	—	—
Long-Term Incentives[4]	5,382,837	—	—	1,748,029	5,382,837	—
Total Lump Sum	**7,308,385**	**1,338,698**	**—**	**1,748,029**	**5,382,837**	**—**
Estimated Better Net Impact[5]	—	NA	NA	NA	NA	NA
Total Payment	**7,308,385**	**1,338,698**	**—**	**1,748,029**	**5,382,837**	**—**
Barry R. Goldman						
Cash Severance[1]	1,581,300	1,054,200	—	—	—	—
Retirement Benefits	—	—	—	—	—	—
Health and Welfare Benefits[2]	50,501	33,667	—	—	—	—
Outplacement Counseling	—	52,500	—	—	—	—
Additional Company Contributions[3]	30,705	20,470	—	—	—	—
Long-Term Incentives[4]	3,135,091	—	—	1,033,930	3,135,091	—
Total Lump Sum	**4,797,597**	**1,160,837**	**—**	**1,033,930**	**3,135,091**	**—**
Estimated Better Net Impact[5]	—	NA	NA	NA	NA	NA
Total Payment	**4,797,597**	**1,160,837**	**—**	**1,033,930**	**3,135,091**	**—**
Dianne S. Mills						
Cash Severance[1]	1,568,750	1,045,833	—	—	—	—
Retirement Benefits	—	—	—	—	—	—
Health and Welfare Benefits[2]	37,550	25,033	—	—	—	—
Outplacement Counseling	—	52,500	—	—	—	—
Additional Company Contributions[3]	18,900	12,600	—	—	—	—
Long-Term Incentives[4]	3,135,091	—	—	1,033,930	3,135,091	—
Total Lump Sum	**4,760,292**	**1,135,966**	**—**	**1,033,930**	**3,135,091**	**—**
Estimated Better Net Impact[5]	—	NA	NA	NA	NA	NA
Total Payment	**4,760,292**	**1,135,966**	**—**	**1,033,930**	**3,135,091**	**—**

[1] For benefits related to a change-in-control, this represents payments under the change in control agreements, which are equal to a multiple of salary and the greatest of current year bonus (at target), prior year bonus, or average of bonus for last three years, subject to proration. For benefits related to a severance agreement (i.e., termination without cause or, for Mr. Ashe, termination for good reason following a change in control), this represents salary for the severance period plus a cash payment equal to the greater of (i) a predetermined percentage of base salary and (ii) the annual bonus that would be payable based upon the Company's actual performance, subject to proration.

[2] Includes payments of continued health and welfare benefits as outlined in change in control agreements and severance agreements.

⁽³⁾ Includes payments of additional benefits as outlined in change in control agreements and severance agreements including the present value of additional credited service in the 2002 SERP, as well as additional contributions into the deferred compensation plan and annual Company contributions in the 401(k) plan, if applicable, equal to the number of months associated with each NEOs' payout multiple.

⁽⁴⁾ The value realized on unvested equity awards represents the fair market value of unvested awards at August 31, 2025, using our closing price of $326.47 on that date, less the exercise price of unvested options. No payment is made for unvested options where the exercise price is greater than our year-end closing price. For Mr. Ashe, stock option awards with price targets will be accelerated upon a terminating event since the stock price targets have been achieved as of the termination date and performance stock or PSUs awards would be accelerated upon a terminating event at the target level.

⁽⁵⁾ The change in control agreements provide that if the payments to be made under the change in control agreement would be subject to excise tax, (a) the net benefit after excise payments will be compared to (b) the net benefit if covered payments are limited to the extent necessary to avoid excise payments. If the net amount payable in (a) is less than that payable under (b), then the payment will be reduced in a manner that maximizes the executive's economic position.

CEO Pay Ratio

SEC Rules require us to annually disclose the total annual compensation of our CEO, the median of the total annual compensation of all associates other than our CEO, and the ratio of the total annual compensation of our CEO to that of our median associate (the "CEO Pay Ratio"). The following CEO Pay Ratio disclosure for fiscal 2025 is the Company's reasonable, good faith estimate calculated in accordance with the requirements of Item 402(u) of Regulation S-K and Section 954(6) of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") and may not be comparable to the pay ratio disclosures of other companies.

Identification of Median Associate

For purposes of the CEO Pay Ratio for fiscal 2025, as permitted by Item 402(u) of Regulation S-K, we used the same median employee identified in last year's proxy statement because we concluded that there was no change in our employee population or compensation arrangements that would significantly impact our pay ratio disclosure. In reaching this conclusion, pursuant to the instructions in Item 402(u) of Regulation S-K, in our determination to use the fiscal 2024 median employee for our pay ratio disclosure for fiscal 2025, we did not take into account approximately 995 employees of QSC, LLC, which we acquired in January 2025. To determine our median associate in fiscal 2024, we used August 31, 2024 as the measurement date. As of such date, the Company had 13,243 associates, of which 3,636 (27.5%) were employed in the United States, 8,661 (65.4%) were employed in Mexico, 635 (4.8%) were employed in Canada, and 311 (2.3%) were employed in other non-U.S. locations, including Europe and the Asia/Pacific region. We used the following multi-step process to identify the median associate in fiscal 2024:

- We reviewed the total headcount as of August 31, 2024, in each of the jurisdictions in which we conduct business and excluded 311 associates in non-U.S. locations other than Canada and Mexico under the de minimis 5% exclusion. The excluded associates are located in each of the following jurisdictions: the United Kingdom (105), France (116), the Netherlands (58), China (25), Germany (3), Italy (2), Sweden (1) and Poland (1). We included all full-time and part-time associates and excluded Mr. Ashe and independent contractors and leased workers who were employed, and whose compensation was determined by, an unaffiliated third party. After permissible exclusions, our total headcount as of the measurement date was 12,932 associates of our 13,243 total associate population, or 97.7%.

- As permitted under the SEC rules, we then calculated the total earnings for the 12 months prior to the measurement date for all individuals who were employed on the measurement date, annualizing the total earnings for any permanent associate who commenced employment during fiscal 2024. We defined "total earnings" for this purpose as base salary or hourly wages (including overtime and shift premiums) paid during the applicable period (excluding any deferred compensation paid); bonuses, commissions and other cash incentive compensation paid during the applicable period; taxable exercises or vesting of equity-based awards occurring during the applicable period; paid sick time; vacation and holiday pay; retroactive pay; patent awards; service awards; retention bonuses; and sign-on bonuses. "Total earnings" did not include imputed income, allowances, equity compensation that was awarded but that did not become taxable during the applicable period or employer contributions to tax-qualified or nonqualified plans. For individuals who were hired shortly before August 31, 2024 and therefore did not have a paycheck prior to that date, we treated their annual base salary rate as in effect on their hire date as their total earnings for purposes of identifying the median employee. We converted the calculated total earnings for non-U.S. associates to U.S. dollars using the average currency exchange rate for the fiscal year period. We believe the use of total earnings are an appropriate consistently applied compensation measure for purposes of this analysis. Using this total earnings data over the 12 months prior to the measurement date, we identified the median associate.

Fiscal 2025 CEO Pay Ratio

For fiscal 2025, the median of the annual total compensation of all of the Company's associates, other than Mr. Ashe, was $19,531, which equals the total fiscal 2025 compensation of our median associate identified as described above, calculated in the same manner as the "Total Compensation" shown for Mr. Ashe and the other NEOs in the Summary Compensation Table.

Mr. Ashe's total annual compensation, as reported in the "Total Compensation" column of the Fiscal 2025 Summary Compensation Table was $12,500,683. Based on this information, the CEO Pay Ratio is estimated to be 640 to 1.

Alternate Ratio Calculation: Since the majority of the Company's associate population is not based in the U.S., the Company is providing an alternative pay ratio calculations using the Company's U.S. median associate identified in fiscal 2024. For fiscal 2025, the median of total annual compensation of all of the Company's U.S. associates, other than Mr. Ashe, was $87,723. Mr. Ashe's total annual compensation, as reported in the "Total Compensation" column of the Fiscal 2025 Summary Compensation Table was $12,500,683. Based on this information, the CEO Pay Ratio for the median U.S. associate is estimated to be 143 to 1.

Pay Versus Performance

Under rules adopted pursuant to the Dodd-Frank Act, we are required to disclose certain information about the relationship between the compensation actually paid to our NEOs and certain measures of Company performance. The material that follows is provided in compliance with these rules.

The following table provides information regarding compensation actually paid to our principal executive officer, or PEO, and other NEOs for each fiscal year from fiscal 2021 to fiscal 2025, compared to our total shareholder return (TSR) and the TSR of a peer group from August 31, 2020 through the end of each such fiscal year, and our net income and ROIC for each such fiscal year.

| | | | | | Value of Initial Fixed $100 Investment Based On: | | | |
Year (a)	Summary Compensation Table Total for PEO (b)[1][2]	Compensation Actually Paid to PEO (c)[1][3]	Average Summary Compensation Table Total for Non-PEO Named Executive Officers (d)[4]	Average Compensation Actually Paid to Non-PEO Named Executive Officers (e)[5]	Total Shareholder Return (f)[6]	Dow Jones U.S. Electrical Components & Equipment Index Total Shareholder Return (g)[7]	Net Income ($M)(h)[8]	Adjusted ROIC[9]
2025	$12,500,683	$36,920,834	$2,870,596	$5,708,679	$303.17	$272.25	$396.60	18.50 %
2024	$10,894,174	$56,800,509	$2,768,321	$6,631,128	$235.97	$188.05	$422.60	19.40 %
2023	$ 9,213,817	$ 8,585,748	$2,567,942	$2,140,698	$149.04	$155.48	$346.00	17.10 %
2022	$ 7,679,005	$ 4,822,663	$2,071,282	$2,261,684	$151.03	$128.32	$384.00	18.10 %
2021	$14,908,045	$52,621,462	$2,161,603	$4,860,075	$169.52	$144.85	$306.30	16.10 %

[1] Our PEO for each fiscal year was Neil Ashe.

[2] Represents the total compensation paid to our PEO in each listed year, as shown in our Summary Compensation Table for such listed year.

[3] Compensation actually paid does not mean that our PEO was actually paid those amounts in the listed year, but this is a dollar amount derived from the starting point of summary compensation table total compensation under the methodology prescribed under the relevant rules as shown in the adjustment table below.

Year	Reported Summary Compensation Table Total for PEO ($)	Reported Value of Equity Awards ($)[a]	Equity Award Adjustments ($)[b]	Reported Change in Pension Value ($)	Pension Benefit Adjustments ($)[c]	Compensation Actually Paid to PEO ($)
2025	12,500,683	(8,576,928)	33,271,281	(1,399,155)	1,124,953	36,920,834
2024	10,894,174	(6,730,939)	52,921,426	(1,299,815)	1,015,662	56,800,509
2023	9,213,817	(6,091,382)	5,096,654	(711,755)	1,078,414	8,585,748
2022	7,679,005	(5,000,154)	1,477,973	(578,872)	1,244,711	4,822,663
2021	14,908,045	(11,212,565)	48,631,456	(1,055,471)	1,349,997	52,621,462

[a] The reported value of equity awards represents the total of the amounts reported in the "Stock Awards" and "Option Awards" columns in the Summary Compensation Table for the applicable year.

(b) The equity award adjustments for each applicable year include the addition (or subtraction, as applicable) of the following: (i) the year-end fair value of any equity awards granted in the applicable year that are outstanding and unvested as of the end of the year; (ii) the amount of change as of the end of the applicable year (from the end of the prior fiscal year) in fair value of any awards granted in prior years that are outstanding and unvested as of the end of the applicable year; (iii) for awards that are granted and vest in the same applicable year, the fair value as of the vesting date; (iv) for awards granted in prior years that vest in the applicable year, the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value; (v) for awards granted in prior years that are determined to fail to meet the applicable vesting conditions during the applicable year, a deduction for the amount equal to the fair value at the end of the prior fiscal year; and (vi) the dollar value of any dividends or other earnings paid on stock or option awards in the applicable year prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for the applicable year. The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant. The amounts deducted or added in calculating the equity award adjustments are as follows:

Year	Year End Fair Value of Equity Awards Granted in Year ($)	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards ($)	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year ($)	Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year ($)	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year ($)	Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation ($)	Total Equity Award Adjustments ($)
2025	13,462,964	9,220,538	—	10,587,779	—	—	33,271,281
2024	15,938,793	30,447,865	—	6,534,768	—	—	52,921,426
2023	3,169,434	(895,482)	—	2,822,702	—	—	5,096,654
2022	6,959,607	(6,392,606)	—	910,972	—	—	1,477,973
2021	27,291,422	20,360,204	—	979,830	—	—	48,631,456

(c) The pension benefit adjustments for each applicable year reflect the service cost for services rendered during the year.

(4) This figure is the average of the total compensation paid to our NEOs other than our PEO in each listed year, as shown in our Summary Compensation Table for such listed year. The names of the non-PEO NEOs in each year are listed in the table below.

Year	Non-PEO NEOs
2025	Karen J. Holcom, Barry R. Goldman, Dianne S. Mills
2024	Karen J. Holcom, Barry R. Goldman, Dianne S. Mills
2023	Karen J. Holcom, Barry R. Goldman, Dianne S. Mills
2022	Karen J. Holcom, Barry R. Goldman, Dianne S. Mills
2021	Karen J. Holcom, Barry R. Goldman, Dianne S. Mills, Richard K. Reece

(5) This figure is the average of compensation actually paid for our NEOs other than our PEO in each listed year. Compensation actually paid does not mean that these NEOs were actually paid those amounts in the listed year, but this is a dollar amount derived from the starting point of Summary Compensation Table total compensation under the methodology prescribed under the SEC's rules as shown in the table below, with the indicated figures showing an average of such figure for all NEOs other than our PEO in each listed year.

Year	Average Reported Summary Compensation Table Total for NEOs ($)	Average Reported Value of Equity Awards ($)(a)	Average Equity Award Adjustments ($)(b)	Average Reported Change in Pension Value ($)	Pension Benefit Adjustments ($)(c)	Average Compensation Actually Paid to NEOs ($)
2025	2,870,596	(1,495,883)	4,311,568	(195,533)	217,930	5,708,679
2024	2,768,321	(1,335,319)	5,245,332	(240,307)	193,101	6,631,128
2023	2,567,942	(1,321,320)	827,418	(129,789)	196,447	2,140,698
2022	2,071,282	(1,100,104)	1,109,446	(59,414)	240,474	2,261,684
2021	2,161,603	(856,252)	3,321,196	(150,803)	384,331	4,860,075

(a) The average reported value of equity awards represents average of the total of the amounts reported in the "Stock Awards" and "Option Awards" columns in the Summary Compensation Table for the applicable year.

(b) The equity award adjustments for each applicable year include the addition (or subtraction, as applicable) of the following: (i) the year-end fair value of any equity awards granted in the applicable year that are outstanding and unvested as of the end of the year; (ii) the amount of change as of the end of the applicable year (from the end of the prior fiscal year) in fair value of any awards granted in prior years that are outstanding and unvested as of the end of the applicable year; (iii) for awards that are granted and vest in the same applicable year, the fair value as of the vesting date; (iv) for awards granted in prior years that vest in the applicable year, the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value; (v) for awards granted in prior years that are determined to fail to meet the applicable vesting conditions during the applicable year, a deduction for the amount equal to the fair value at the end of the prior fiscal year; and (vi) the dollar value of any dividends or other earnings paid on stock or option awards in the applicable year prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for the applicable year. The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant. The amounts deducted or added in calculating the equity award adjustments are as follows:

Year	Average Year End Fair Value of Equity Awards Granted in Year ($)	Year over Year Average Change in Fair Value of Outstanding and Unvested Equity Awards ($)	Average Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year ($)	Year over Year Average Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year ($)	Average Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year ($)	Average Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation ($)	Total Average Equity Award Adjustments ($)
2025	2,220,327	1,665,481	—	425,760	—	—	4,311,568
2024	2,968,366	2,272,093	—	4,873	—	—	5,245,332
2023	782,272	(27,500)	—	72,646	—	—	827,418
2022	1,311,812	(244,037)	—	41,671	—	—	1,109,446
2021	2,605,621	728,029	—	(12,455)	—	—	3,321,196

(c) The pension benefit adjustments for each applicable fiscal year consist of the average of the actuarially determined service cost for services rendered during the applicable year plus, to the extent applicable, the average of the prior service cost, calculated as the entire cost of benefits granted in a plan amendment or initiation during the applicable year attributable to services rendered during prior periods. For 2025, 2024, 2023 and 2022 the pension benefit adjustments consist only of service cost for services rendered during the applicable year. For 2021, the pension benefit adjustments consist of $170,096 of average service cost for services rendered during 2021 and $214,235 of average prior service cost.

(6) Total shareholder return is calculated by assuming that a $100 investment was made on the day immediately prior to the first fiscal year reported in the table and reinvesting all dividends until the last day of each reported fiscal year.

(7) The peer group used is the Dow Jones U.S. Electrical Components & Equipment Index, as used in the Company Stock Performance graph in our annual report. Total shareholder return is calculated by assuming that a $100 investment was made on the day immediately prior to the first fiscal year reported in the table and reinvesting all dividends until the last day of each reported fiscal year.

(8) The dollar amounts reported are the Company's net income reflected in the Company's audited financial statements.

(9) The Company's adjusted ROIC is the financial performance measure that was the most important financial performance measure used by the Company in fiscal 2025 to link compensation actually paid to performance. Adjusted ROIC is a non-GAAP financial measure. See **Appendix B** for a reconciliation of adjusted ROIC to the most directly comparable financial measure calculated in accordance with GAAP.

Tabular List of Performance Measures

The list below includes the financial performance measures that in our assessment represent the most important financial performance measures used to link compensation actually paid to our NEOs, for fiscal 2025, to Company performance.

Tabular List of Performance Measures
Adjusted ROIC
Net Sales
Adjusted Operating Profit
Adjusted Free Cash Flow
rTSR

Description of Relationships Between Compensation Actually Paid and Performance

The following graphs provide a visual representation of the relationship between the compensation actually paid ("CAP") of our PEO and the average CAP of our non-PEO NEOs as it relates to each financial measure noted in the pay versus performance table above. The relationship between the Company (AYI) TSR and our peer group TSR is reflected in the first graph titled "AYI & Peer TSR vs. Compensation Actually Paid." Performance measure mix, timing of grants and outstanding vesting, share price volatility, and other factors impact CAP. Notably, PEO CAP for fiscal 2021 reflects the impact of two separate, one-time awards, both of which only would become exercisable after the Company's common stock reached and maintained a stock price target of either $225 or $275 for ten consecutive trading days. The stock price target of $225 was achieved during fiscal 2024, and the target of $275 was achieved during fiscal 2025.



AYI & PEER TSR VS. COMPENSATION ACTUALLY PAID



AYI NET INCOME VS. COMPENSATION ACTUALLY PAID



AYI ADJUSTED ROIC VS. COMPENSATION ACTUALLY PAID

Stock Ownership

Equity Compensation Plans

The following table provides information as of August 31, 2025 about equity awards under our equity compensation plans.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by the security holders[1]	1,235,188 [2]	$119.81 [3]	1,591,087 [4]
Equity compensation plans not approved by the security holders	NA	NA	NA
Total	1,235,188		1,591,087

[1] Includes the Omnibus Incentive Plan that was approved by our stockholders on January 5, 2022, the Employee Stock Purchase Plan, amended and restated effective March 1, 2006, that was approved by our sole stockholder in November 2001, the 2006 Nonemployee Directors' Deferred Compensation Plan (the "2006 NEDC") that was approved by our sole stockholder in November 2001, and the 2011 Nonemployee Director's Deferred Compensation Plan (the "2011 NEDC") that was approved by our stockholders in January 2012.

[2] Includes 803,742 stock options, 247,747 RSUs, 153,011 PSUs (at target) and 30,688 deferred stock units.

[3] Represents the weighted-average exercise price of outstanding stock options noted in footnote 2.

[4] Represents the number of shares available for future issuance under stockholder approved equity compensation plans, including, 614,841 shares available for grant without further stockholder approval under the Omnibus Incentive Plan and 976,246 shares available for issuance under the Employee Stock Purchase Plan. No further awards may be granted under the 2006 NEDC or the 2011 NEDC. The shares previously available for issuance under the 2011 NEDC were transferred to the Omnibus Incentive Plan upon stockholder approval of that plan on January 5, 2022, as noted above.

Beneficial Ownership of the Company's Securities

The following table shows information as of November 4, 2025 (the "Table Date"), unless otherwise indicated, regarding the beneficial ownership of the Company's common stock by (i) each director and nominee for director, (ii) each NEO identified in this Proxy Statement, (iii) all current directors and executive officers as a group, and (iv) each person known to the Company to beneficially own more than five percent of the outstanding shares of the Company's common stock based solely on a review of filings with the SEC pursuant to Section 13(d) or 13(g) of the Exchange Act. None of our executive officers or non-employee directors hold any of our stock subject to pledge. Unless otherwise noted, the address of each beneficial owner listed in the table is: c/o Acuity Inc., 1170 Peachtree Street, N.E., Suite 1200, Atlanta, Georgia 30309.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned[1][2][3]	Percent of Common Stock Outstanding[4]	Stock Units Held in Company Plans[5]
Neil M. Ashe	835,389	2.7%	80,807
Marcia J. Avedon, Ph.D.	—	—	2,648
W. Patrick Battle	3,238	*	9,525
Michael J. Bender	—	—	2,403
G. Douglas Dillard, Jr.	10,796	*	7,855
Barry R. Goldman	3,000	*	10,804
James H. Hance, Jr.	18,072	*	182
Karen J. Holcom	23,555	*	18,774
Maya Leibman	1,257	*	4,530
Dianne S. Mills	13,534	*	7,563
Laura G. O'Shaughnessy	2,111	*	5,559
Mark J. Sachleben	112	*	5,039
All directors and executive officers as a group (12 persons)	911,064	2.9%	155,689
BlackRock, Inc.[6]	2,755,217	9.0%	NA
FMR LLC[7]	1,548,583	5.0%	NA
The Vanguard Group[8]	3,180,326	10.4%	NA

*   Represents less than 1% of our common stock.

[1]   Subject to applicable community property laws, and, except as otherwise indicated, shares shown in the table above include shares held in the beneficial owner's name or jointly with others, or in the name of a bank, nominee, or trustee for the beneficial owner's account. Also, except as otherwise indicated, each beneficial owner has sole voting and investment power with respect to all shares shown.

[2]   Includes shares that may be acquired within 60 days of the Table Date upon the exercise of stock options, as follows: Mr. Ashe, 777,200 shares; Ms. Holcom, 3,022 shares; and all executive officers as a group, 780,222 shares.

[3]   Includes time-vesting RSAs granted to certain of our non-employee directors under our Omnibus Incentive Plan, portions of which vest in January 2026. Directors have sole voting power over their RSA shares. Mr. Hance holds 534 time-vesting RSA shares.

[4]   Based on 30,727,680 shares of the Company's common stock issued and outstanding as of the Table Date; does not include the stock units reported in the column titled "Stock Units Held in Company Plans."

[5]   Includes stock units held by non-employee directors in the 2006 NEDC and 2011 NEDC, DSUs held in the Omnibus Incentive Plan as shown for each director, and RSUs and PSUs (at target) as shown for the NEOs. The Company's Stock Ownership Guidelines track common stock owned directly or indirectly, unvested time-based restricted stock, RSUs and phantom stock, and DSUs for purposes of compliance with such guidelines.

[6]   This information is based on a Schedule 13G/A filed with the SEC by BlackRock, Inc., 50 Hudson Yards, New York, New York 10001, on April 17, 2025, containing information as of March 31, 2025, in which the reporting person reports sole voting power with respect to 2,659,189 shares and sole dispositive power with respect to 2,755,217 shares.

[7]   This information is based on a Schedule 13G/A filed with the SEC by (a) FMR LLC and (b) Abigail P. Johnson, director, chairman and CEO of FMR LLC, each with principal business office at 245 Summer Street, Boston, Massachusetts 02210 on November 5, 2025, containing information as of September 30, 2025, in which FMR LLC reports sole voting power with respect to 1,490,408 shares and the reporting persons each report sole dispositive power with respect to 1,548,583 shares.

[8]   This information is based on a Schedule 13G/A filed with the SEC by The Vanguard Group, 100 Vanguard Blvd., Malvern, Pennsylvania 19355, on February 13, 2024, containing information as of December 29, 2023, in which the reporting person reports shared voting power with respect to 11,126 shares, sole dispositive power with respect to 3,135,626 shares and shared dispositive power with respect to 44,700 shares.

Certain Relationships and Related Person Transactions

There is no family relationship between any of our executive officers or directors, and there are no arrangements or understandings between any of our executive officers or directors and any other person pursuant to which any of them was elected an officer or director, other than arrangements or understandings with our directors or officers acting solely in their capacities as such. Generally, our executive officers are elected annually and serve at the pleasure of the Board.

We have transactions in the ordinary course of business with unaffiliated corporations and institutions, or their subsidiaries, for which certain of our non-employee directors serve as directors. None of our directors serve as executive officers of those companies. Management believes the directors had no direct or indirect material interest in transactions in which we engaged with those companies during the fiscal year.

With respect to those companies having common non-employee directors with us, management believes the directors had no direct or indirect material interest in transactions in which we engaged with those companies during the fiscal year.

Under our Code of Ethics and Business Conduct, all transactions involving a conflict of interest, including related party transactions, are generally prohibited. The Code of Ethics and Business Conduct requires directors and associates to disclose in writing any beneficial interest they may have in any firm seeking to do business with us or any relationship with any person who might benefit from such a transaction. In certain limited circumstances, our Governance Committee may grant a written waiver for certain activities, relationships, or situations that would otherwise violate the Code of Ethics and Business Conduct, after the director or associate has disclosed in writing to the Governance Committee all relevant facts and information concerning the matter.

Under our Corporate Governance Guidelines and Governance Committee Charter, the Governance Committee annually reviews the qualifications of directors, including any other public company boards on which each director serves. Directors must advise the Board Chair prior to accepting membership on any other public company board. In addition, our Related Person Transaction Policy requires the advance review and approval by the Audit Committee of any proposed related person transaction and sets forth procedures and outlines factors to be considered in such instance, which include, among other factors:

- whether the transaction is on terms no less favorable to Acuity than terms generally available to it from an unaffiliated third-party under the same or similar circumstances;
- the extent of the related person's interest in the transaction;
- whether the transaction would lead to any conflicts of interest;
- whether the transaction is inconsistent with the interests of Acuity and its stockholders;
- whether the transaction would impair the independence of an outside director; and
- the business reasons for Acuity to enter into the transaction.

Management also follows additional written procedures to identify related person transactions. These procedures are carried out annually at the direction of the Governance Committee in connection with evaluating directors and director nominees.

Additional quarterly procedures are also completed to affirm there are no changes to annual representations. As part of these quarterly procedures, we request that each director and executive officer verify and update the following information:

- a list of immediate family members;
- a list of entities where the director or executive officer is an associate, director, or executive officer;
- each entity where an immediate family member of the director or executive officer is an executive officer;
- each entity in which the director or executive officer or an immediate family member is a partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest; and
- each charitable or non-profit organization where the director or executive officer or an immediate family member is an associate, executive officer, director, or trustee.

We compile a list of all such persons and entities. The list is reviewed and updated and then distributed within the Company to identify potential transactions through comparison to ongoing transactions along with payment and receipt information. Transactions are compiled for each person and entity and then reviewed for relevancy. Any relevant information identified is presented to the appropriate governing body for review and/or action.

Transactions with Related Persons

Sarah Ashe, daughter of Mr. Ashe, Chairman, President and Chief Executive Officer, became an employee of the Company during fiscal 2024 and is currently serving as Corporate Development & Strategy Manager. Ms. Ashe was selected to serve in this role based on her qualifications and experience. In fiscal 2025, Ms. Ashe received compensation and benefits that the Company believes are consistent with market rates for the role and based on employment terms that are no less favorable to the Company than it would generally use for an unaffiliated third-party, including base salary of $127,813, a bonus of approximately $52,700 attributed to fiscal 2025 performance, and retirement, health and wellness benefits of approximately $3,623. Pursuant to the Company's Related Person Transactions Policy, our Audit Committee has approved Ms. Ashe's employment and the terms of her employment and reviews the terms of her employment on an annual basis to consider whether it continues to be appropriate under the Related Person Transactions Policy. Mr. Ashe is not a member of the Audit Committee and recuses himself from consideration of this matter.

Questions Relating to this Proxy Statement

Information about our Virtual Annual Meeting

Our Annual Meeting will be held in a virtual format only via the Internet. There will be no physical meeting location for stockholders to attend. We believe a virtual meeting allows broader access by our stockholders and other interested parties and have taken steps to ensure that stockholders will have the same rights and opportunities to participate as they would have had at an in-person meeting. You will be able to attend the meeting online, vote your shares electronically, and submit questions before and during the virtual Annual Meeting. The recording of the virtual Annual Meeting, including the question and answer session, will be available at *www.virtualshareholdermeeting.com/AYI2026* for twelve months after the date of this Annual Meeting.

How do I attend the virtual Annual Meeting?

To participate in the virtual Annual Meeting, visit *www.virtualshareholdermeeting.com/AYI2026* on January 21, 2026 and enter the 16-digit control number included on your proxy card, your Notice of Internet Availability, or the instructions included with your proxy materials. The meeting will begin promptly at 1:00 p.m. ET on January 21, 2026. Online access will begin fifteen minutes prior to the start of the meeting. If you are unable to locate your 16-digit control number, you will be able to log in as a guest. However, if you log in as a guest, you will not be able to vote your shares or ask questions during the meeting.

The virtual meeting platform is supported across most Internet browsers and devices (desktop computers, laptop computers, tablets and smart phones) running updated versions of applicable software and plugins. Stockholders should ensure that they have a strong WiFi connection wherever they intend to participate in the meeting. Stockholders should also give themselves plenty of time to log in and ensure that they can hear streaming audio prior to the start of the meeting.

Can I ask a question at the virtual Annual Meeting?

Yes, you will be able to submit questions electronically during the Annual Meeting by using the "Ask a Question" field during the webcast if you have logged in using your control number on your proxy card or Notice of Internet Availability. After entering your 16-digit control number, you may also submit a question prior to the meeting on the voting website at *www.proxyvote.com* by selecting the "Question for Management" field.

During the live question and answer session of the meeting, members of our executive leadership team will answer questions as they come in, as time permits. To ensure the meeting is conducted in a manner that is fair to all stockholders, the Chair of the meeting (or such other person designated by our Board), may exercise broad discretion in recognizing stockholders who wish to participate, the order in which questions are asked, and the amount of time devoted to any one question. However, we reserve the right to edit or reject questions we deem profane or otherwise inappropriate. During the meeting, details for submitting written questions will be available at *www.virtualshareholdermeeting.com/AYI2026*.

What do I do if I have technical difficulties during the virtual Annual Meeting?

If you have any difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support number that will be posted on the virtual Annual Meeting log in page.

Other Questions

What is a proxy?

It is your legal designation of another person to vote the stock you own. That other person is called a proxy. If you designate someone as your proxy in a written document, that document also is called a proxy or a proxy card. We have designated two of our officers as proxies for this Annual Meeting. These officers are Neil M. Ashe and Karen J. Holcom.

What is a proxy statement?

It is a document that SEC regulations require us to provide to you when we ask you to vote over the Internet, by telephone, or (if you received a proxy card by mail) by signing and returning a proxy card designating Neil M. Ashe and Karen J. Holcom as proxies to vote on your behalf.

Who is soliciting proxies in connection with this Proxy Statement?

The Board is furnishing this information in connection with the solicitation of proxies for the Annual Meeting to be held on January 21, 2026.

Who is entitled to vote at the meeting?

Only owners of shares of common stock of the Company at the close of business on November 24, 2025, the record date, are entitled to vote at the meeting, or at any adjournments or postponements of the meeting. Each owner on the record date is entitled to one vote for each share of common stock held. There were 30,701,645 shares of common stock issued and outstanding on the record date.

What is the record date and what does it mean?

November 24, 2025 is the record date for this Annual Meeting. The record date is established by the Board as required by Delaware law. Owners of record of our common stock at the close of business on the record date are entitled to receive notice of the meeting and vote at the meeting and any adjournments or postponements of the meeting.

Why did I receive a Notice of Internet Availability of Proxy Materials in the mail instead of a printed set of proxy materials?

Pursuant to rules adopted by the SEC, we are permitted to furnish our proxy materials over the Internet to our stockholders by delivering a Notice of Internet Availability of Proxy Materials in the mail. Unless requested, you will not receive a printed copy of the proxy materials in the mail. Instead, the Notice of Internet Availability of Proxy Materials instructs you how to access and review the Proxy Statement and Annual Report over the Internet at *www.proxyvote.com*. The Notice of Internet Availability of Proxy Materials also instructs you how you may submit your proxy over the Internet, or how you can request a full set of proxy materials, including a proxy card to return by mail. If you received a Notice of Internet Availability of Proxy Materials in the mail and would like to receive a printed copy of our proxy materials, you should follow the instructions for requesting these materials provided in the Notice of Internet Availability of Proxy Materials.

What is the difference between a stockholder of record and a stockholder who holds stock in street name?

If your shares are registered in your name with our transfer agent, Computershare, you are a stockholder of record. If your shares are held in the name of your broker, bank, trustee, or other nominee, your shares are held in street name. If you hold your shares in street name, you will have the opportunity to instruct your broker, bank, trustee, or other nominee as to how to vote your shares. Street name stockholders may only vote in person if they have a legal proxy as discussed in detail below.

How do I vote as a stockholder of record?

As a stockholder of record, you may vote by one of the four methods described below:

By the Internet. You may give your voting instructions by the Internet as described in the Notice of Internet Availability of Proxy Materials, proxy materials email, or any proxy card you receive. This method is also available to stockholders who hold shares in the Direct Stock Purchase Plan or in a 401(k) plan we sponsor. The Internet voting procedure is designed to verify the voting authority of stockholders. You will be able to vote your shares by the Internet and confirm that your vote has been properly recorded. Please see the Notice of Internet Availability of Proxy Materials, proxy materials email, or any proxy card you receive for specific instructions.

By Telephone. You may give your voting instructions by calling 1-800-690-6903. This method is also available to stockholders who hold shares in the Direct Stock Purchase Plan or in a 401(k) plan we sponsor. The telephone voting procedure is designed to verify the voting authority of stockholders. The procedure allows you to vote your shares and to confirm that your vote has been properly recorded. Please see your proxy card (if you received a proxy card) for specific instructions.

By Mail. You may sign and date your proxy card (if you received a proxy card) and mail it in the prepaid and addressed envelope enclosed therewith.

During the Meeting. You may vote electronically during the Annual Meeting.

How do I vote as a street name stockholder?

If your shares are held through a broker, bank, trustee, or other nominee, you will receive a request for voting instructions with respect to your shares of our common stock from the broker, bank, trustee, or other nominee. You should respond to the request for voting instructions in the manner specified by the broker, bank, trustee, or other nominee. If you have questions about voting your shares, you should contact your broker, bank, trustee, or other nominee.

If you hold your shares through a broker, bank, trustee, or other nominee and you wish to vote electronically during the meeting, you will need to obtain a legal proxy. You must request a legal proxy through your broker, bank, trustee, or other nominee. Please note that if you request a legal proxy, any proxy with respect to your shares of our common stock previously executed by your broker, bank, trustee, or other nominee will be revoked and your vote will not be counted unless you participate in the meeting and vote electronically or legally appoint another proxy to vote on your behalf.

What if I change my mind after I return my proxy?

You may revoke your proxy and change your vote at any time before the polls close at the Annual Meeting. You may do this by:

- voting again by the Internet or by telephone prior to 11:59 p.m. ET on January 20, 2026;
- giving written notice to our Corporate Secretary that you wish to revoke your proxy and change your vote; or
- voting electronically during the Annual Meeting after entering your 16-digit control number.

What is a quorum?

The presence of the holders of a majority of the outstanding shares of common stock entitled to vote at the Annual Meeting, present in person (virtually) or represented by proxy, is necessary to constitute a quorum. The election inspector appointed for the meeting will tabulate votes cast by proxy and in person (virtually) at the meeting and determine the presence of a quorum.

Will my shares be voted if I do not vote by the Internet, vote by telephone, sign and return a proxy card, or vote electronically during the Annual Meeting?

If you are a stockholder of record and you do not vote by the Internet, vote by telephone, sign and return a proxy card, or participate in the Annual Meeting and vote electronically, your shares will not be voted and will not count in deciding the matters presented for stockholder consideration in this Proxy Statement.

If your shares are held in street name through a bank or broker and you do not provide voting instructions before the Annual Meeting, your bank or broker may vote your shares on your behalf under certain circumstances. Brokerage firms have the authority under certain rules to vote shares for which their customers do not provide voting instructions on "routine" matters.

The ratification of the appointment of our independent registered public accounting firm is considered a "routine" matter under these rules. Therefore, brokerage firms are allowed to vote their customers' shares on this matter if the customers do not provide voting instructions. If your brokerage firm votes your shares on this matter because you do not provide voting instructions, your shares will be counted for purposes of establishing a quorum to conduct business at the meeting and in determining the number of shares voted for or against each routine matter.

When a matter is not a routine matter and the brokerage firm has not received voting instructions from the beneficial owner of the shares with respect to that matter, the brokerage firm cannot vote the shares on that matter. This is called a "broker non-vote." Only the ratification of the appointment of our independent registered public accounting firm is considered a "routine" matter. The other matters are not considered routine matters.

We encourage you to provide instructions to your brokerage firm by voting your proxy. This action ensures your shares will be voted at the meeting in accordance with your wishes.

What vote is required for each proposal and how are abstentions and broker non-votes counted?

The shares of a stockholder whose proxy on any or all proposals is marked as "abstain" will be included in the number of shares present at the Annual Meeting for the purpose of establishing the presence of a quorum. As described above, broker non-votes will be counted for purposes of establishing a quorum.

The following table summarizes the voting requirement for each of the proposals under our Bylaws and the effect of abstentions and broker non-votes on each proposal:

Proposal Number	Item	Votes Required for Approval	Abstentions	Broker Non-Votes	Board Voting Recommendation
1	Election of nine directors	Majority of votes cast[1]	Not counted	Not counted	**FOR** each director nominee
2	Ratification of the appointment of our independent registered public accounting firm for fiscal 2026	Majority of votes cast[2]	Not counted	Discretionary vote	**FOR**
3	Advisory vote to approve named executive officer compensation	Majority of votes cast[2]	Not counted	Not counted	**FOR**

[1]   According to our Bylaws, in uncontested director elections, each director shall be elected by the affirmative vote of a majority of the votes cast, where the "affirmative vote of a majority of votes cast" means that the number of shares cast "for" a director's election exceeds the number of votes cast "against" that director.

[2]   According to our Bylaws, except as otherwise required by law, all matters other than the election of directors shall be determined by a majority of the votes cast affirmatively or negatively.

Proxies that are properly executed and delivered, and not revoked, will be voted as specified on the proxy card. If you properly execute and deliver a proxy card or vote your shares via the Internet, but do not provide voting instructions, your shares will be voted as listed in the "Board Voting Recommendation" column in the table above.

How are proxies solicited and what is the cost?

We will bear all expenses incurred in connection with the solicitation of proxies. We have also engaged Innisfree M&A Incorporated to assist us in connection with the solicitation of proxies for this Annual Meeting for a fee of approximately $25,000 plus reasonable expenses. Our directors, officers and associates may solicit proxies by mail, telephone and personal contact. They will not receive any additional compensation for these activities. We will reimburse brokers, fiduciaries and custodians for their costs in forwarding proxy materials to beneficial owners of common stock.

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be Held on January 21, 2026. The Proxy Statement and Annual Report on Form 10-K are available at *www.proxyvote.com*.

Other Matters

We know of no other business to be transacted, but if any other matters do come before the meeting, the persons named as proxies in the accompanying proxy, or their substitutes, will vote or act with respect to them in accordance with their best judgment.

Next Annual Meeting – Stockholder Proposals and Director Nominations

Proposals to Be Included in Next Year's Proxy Statement

If you wish to have a proposal considered for inclusion in our proxy solicitation materials for our next annual meeting of stockholders (expected to be held in January 2027) pursuant to Rule 14a-8 under the Exchange Act ("Rule 14a-8"), the proposal must comply with the SEC's proxy rules, be stated in writing, and be submitted on or before August 13, 2026 (120 days prior to the first anniversary of the mailing of this Proxy Statement). All such proposals should be sent by certified mail, return receipt requested.

Other Stockholder Proposals and Nominations

Article I, Section 1 of our Bylaws establishes an advance notice procedure for stockholder proposals to be brought before any annual meeting of stockholders and for nominations by stockholders of candidates for election as directors at an annual meeting. Subject to any other applicable requirements, including, without limitation, Rule 14a-8, nominations of persons for election to the Board and the proposal of business to be transacted by the stockholders may be made at an annual meeting of stockholders by any stockholder of record who was a stockholder of record at the time of the giving of notice for the annual meeting, who is entitled to vote at the meeting, and who has complied with our notice procedures and, if applicable, the universal proxy rules of the SEC, including Rule 14a-19 under the Exchange Act.

Assuming that our next annual meeting of stockholders is held within 30 days before or after the anniversary of this Annual Meeting, a stockholder's notice of intention to introduce a nomination or to propose an item of business at our 2027 annual meeting must be delivered to our Corporate Secretary at our principal executive offices not less than 90 or more than 120 days prior to the first anniversary of the preceding year's annual meeting of stockholders, or between September 23, 2026 and October 23, 2026.

Proxy Access Director Nominations

Article I, Section 9 of our Bylaws establishes procedures for nominations by eligible stockholders of candidates for election as directors at an annual meeting and to have those nominees included in our proxy materials. Assuming that our 2027 annual meeting is held within 30 days before or after the anniversary of this 2026 Annual Meeting, a stockholder's notice of a proxy access nomination must be delivered to our Corporate Secretary at our principal executive offices not less than 120 days or more than 150 days prior to the anniversary of the date on which we first mailed the proxy materials for this 2026 Annual Meeting, or between July 14, 2026 and August 13, 2026. All nominating stockholders and stockholder nominees must comply with the provisions of our Bylaws.

Householding

We have adopted a procedure approved by the SEC called "householding" under which multiple stockholders who share the same last name and address and do not participate in electronic delivery will receive only one copy of the proxy materials, including our Annual Report on Form 10-K, or one Notice of Internet Availability of Proxy Materials unless we receive contrary instructions from one or more of the stockholders. If you wish to opt out of householding and continue to receive multiple copies of the proxy materials, including our Annual Report on Form 10-K, or the Notice of Internet Availability of Proxy Materials at the same address, or if you have previously opted out and wish to participate in householding, you may do so by notifying us in writing or by telephone at: Corporate Secretary, Acuity Inc., 1170 Peachtree Street, N.E., Suite 1200, Atlanta, Georgia 30309, (404) 853-1400, and we will promptly deliver the requested materials. You also may request additional copies of the proxy materials, including our Annual Report on Form 10-K, or the Notice of Internet Availability of Proxy Materials by notifying us in writing or by telephone at the same address or telephone number.

General Information

All notices for stockholder proposals and nominations made pursuant to our Bylaws must comply with the applicable provisions of our Bylaws. The preceding are summaries of the applicable provisions of our Bylaws and are qualified in its entirety by reference to those Bylaws, which are available on our website at *www.acuityinc.com* under *Investors* then *Governance – Committee Charters & Governance Documents*.

Notices must be in writing and sent to us at our principal executive offices at 1170 Peachtree Street, N.E., Suite 1200, Atlanta, Georgia 30309, Attention: Corporate Secretary.

Forward-Looking Information

This Proxy Statement contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 (the "Act"). Forward-looking statements include, but are not limited to, statements that describe or relate to the Company's plans, initiatives, projections, vision, goals, targets, commitments, expectations, objectives, prospects, strategies, or financial outlook, and the assumptions underlying or relating thereto. In some cases, we may use words such as "expect," "believe," "intend," "anticipate," "estimate," "forecast," "indicate," "project," "predict," "plan," "may," "will," "could," "should," "would," "potential," and words of similar meaning, as well as other words or expressions referencing future events, conditions, or circumstances, to identify forward-looking statements. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Act. Forward-looking statements are not guarantees of future performance. Our forward-looking statements are based on our current beliefs, expectations and assumptions, which may not prove to be accurate, and are subject to known and unknown risks and uncertainties, assumptions, and other important factors, many of which are outside of our control and any of which could cause our actual results to differ materially from those expressed or implied by the forward-looking statements. These risks and uncertainties are discussed in our filings with the U.S. Securities and Exchange Commission, including our most recent annual report on Form 10-K (including, but not limited to, the sections titled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations"), quarterly reports on Form 10-Q, and current reports on Form 8-K. Any forward-looking statement speaks only as of the date on which it is made. This Proxy Statement is not comprehensive, and for that reason, should be read in conjunction with such filings. You are cautioned not to place undue reliance on any forward-looking statements. Except as required by law, we undertake no obligation to publicly update or release any revisions to these forward-looking statements to reflect any events or circumstances after the date of this Proxy Statement or to reflect the occurrence of unanticipated events, whether as a result of new information, future events, or otherwise.

Links to websites included in this Proxy Statement are provided solely for convenience purposes. Content on the websites, the EarthLIGHT Report, and any other information on the Company's website that we may refer to herein, are not, and shall not be deemed to be, part of this Proxy Statement or incorporated herein or into any of our other filings with the SEC.

Trademarks

All trademarks referenced in this Proxy Statement are property of their respective owners.

Appendix A: Reported Performance Metrics

Reconciliation of U.S. Generally Accepted Accounting Principles ("GAAP") to Non-U.S. GAAP Financial Measures and Methodology for Calculating Non-U.S. GAAP Financial Measures

	Year Ended August 31,		
(In millions, except per share data)	**2025**	**2024**	**2023**
Net sales (GAAP)	$ 4,345.6	$ 3,841.0	$ 3,952.2
Net income (GAAP)	$ 396.6	$ 422.6	$ 346.0
Add-back: Acquired profit in inventory	29.6	—	—
Add-back: Amortization of acquired intangible assets	76.5	39.7	42.1
Add-back: Share-based payment expense	45.1	46.6	42.0
Add-back: Acquisition-related costs[1]	23.8	—	—
Add-back: Special charges[2]	29.7	—	26.9
Add-back: Supplier recovery charge	—	—	13.0
Add-back: Pension settlement loss	30.9	—	—
Add-back: Loss on sale of a business	—	—	11.2
Add-back: Impairments of investments	—	—	2.5
Total pre-tax adjustments to net income	235.6	86.3	137.7
Income tax effect	(54.2)	(19.8)	(31.7)
Less: One-time tax benefit	(8.2)	—	—
Adjusted net income (non-GAAP)	$ 569.8	$ 489.1	$ 452.0
Diluted earnings per share (GAAP)	$ 12.53	$ 13.44	$ 10.76
Adjusted diluted earnings per share (non-GAAP)[3]	$ 18.01	$ 15.56	$ 14.05

[1] Acquisition-related costs include professional fees.

[2] Special charges in 2025 include $16.7 million in asset impairment charges, $7.2 million in severance costs, and $5.8 million in other charges associated with productivity efforts. Special charges in 2023 include $14.0 million in trade name impairment charges and $12.9 million in severance costs and other charges associated with the disposal of a business and our ongoing transformation efforts.

[3] Adjusted diluted earnings per share is equal to adjusted net income divided by Diluted weighted average number of shares outstanding on the Consolidated Statements of Comprehensive Income.

	Year Ended August 31,		
(In millions)	**2025**	**2024**	**2023**
Net cash provided by operating activities (GAAP)	$ 601.4	$ 619.2	$ 578.1
Less: Purchases of property, plant and equipment	(68.4)	(64.0)	(66.7)
Free cash flow (non-GAAP)	$ 533.0	$ 555.2	$ 511.4

Appendix B: Compensation Performance Metrics

Reconciliation of U.S. Generally Accepted Accounting Principles ("GAAP") to Non-U.S. GAAP Financial Measures and Methodology for Calculating Non-U.S. GAAP Financial Measures

We use various non-GAAP financial measures to evaluate the performance of our management team, including the NEOs. For the assessment of the performance of management, the Board believes certain non-GAAP measures better reflect the operational performance of the business. The Board also believes that in order to drive the desired management performance, the calculation of operating profit (non-GAAP) and free cash flow (non-GAAP) as management performance metrics should not include certain adjustments that are included in our reported results, as further described in the footnotes below.

The following are reconciliations of GAAP measures to non-GAAP measures. Additionally, we have provided definitions and calculations for certain financial measures that do not have an equivalent GAAP financial measure.

Reconciliation of U.S. GAAP Financial Measures to Non-U.S. GAAP Financial Measures

Fiscal years ($ millions)	2025	2024	2023
Net sales (GAAP)	$4,345.6	$3,841.0	$3,952.2
Operating profit (GAAP)	563.9	553.3	473.4
Add-back: Employee severance, impairments and other costs[1]	29.7	—	12.9
Add-back: Acquisition-related items[2]	95.5	—	—
Adjusted operating profit (non-GAAP)[3]	$ 689.1	$ 553.3	$ 486.3
Operating profit margin (GAAP)	13.0%	14.4%	12.0%
Adjusted operating profit margin (non-GAAP)	15.9%	14.4%	12.3%

[1] Charges in fiscal 2025 related to pre-tax special charges, which consisted primarily of impairments of certain assets and severance and employee-related costs in connection with productivity initiatives. Charges in fiscal 2023 related to pre-tax special charges, which primarily included impairment charges of certain assets, as well as severance and employee-related costs in connection with the Sunoptics divestiture and other streamlining activities.

[2] Acquisition-related items include amortization, acquired profit in inventory, and professional fees in fiscal 2025 for an acquisition.

[3] Adjusted operating profit used for calculation of management performance measures differs from the same measures used in our reported results.

Fiscal years ($ millions)	2025	2024	2023
Net cash provided by operating activities (GAAP)	$ 601.4	$ 619.2	$ 578.1
Less: Purchase of property, plant and equipment	(68.4)	(64.0)	(66.7)
Free cash flow (non-GAAP)	533.0	555.2	511.4
Add-back: Employee severance costs[1]	7.2	—	—
Add-back: Acquisition-related items[2]	23.8	—	—
Add-back: Tariff payments ahead of collections[3]	25.0	—	—
Adjusted free cash flow (non-GAAP)[4]	$ 589.0	$ 555.2	$ 511.4

[1] Charges in fiscal 2025 related to pre-tax severance and employee-related costs in connection with productivity initiatives.

[2] Acquisition-related items include professional fees in fiscal 2025 for an acquisition.

[3] Consisted of payment remitted to governmental authorities for tariffs and duties ahead of collections for related sales.

[4] Adjusted free cash flow used for calculation of management performance measures differs from the same measures used in our reported results.

Adjusted Return on Invested Capital (adjusted ROIC) equals Adjusted net operating profit after taxes (NOPAT) divided by Average capital. Average capital equals Total debt plus Total stockholders' equity less excess cash (>$100 million) (average of five quarters).

Weighted Average Cost of Capital (WACC) is calculated utilizing the methodology of the Capital Asset Pricing Model (average of five quarters).

Fiscal Years ($ millions)		**2025**	**2024**	**2023**
Income before income taxes (GAAP)		$ 500.2	$ 548.6	$ 446.7
Add back: Interest expense (income), net		22.0	(4.5)	18.9
Add-back: Acquisition or divestiture-related items[1]		95.5	—	11.2
Add-back: Employee severance, impairments and other costs[2]		29.7	—	12.9
Add-back: Pension settlement loss		30.9	—	—
Adjusted net operating profit before taxes		678.3	544.1	489.7
Less: Taxes		(152.3)	(125.0)	(109.7)
Adjusted net operating profit after taxes (non-GAAP)	(a)	$ 526.0	$ 419.1	$ 380.0
Average stockholders' equity[3]		$ 2,534.3	$ 2,172.5	$ 1,949.6
Plus: Debt[3]		796.5	495.9	498.9
Less: Excess cash[4]		(494.7)	(507.0)	(220.7)
Average capital (non-GAAP)	(b)	$ 2,836.1	$ 2,161.4	$ 2,227.8
Adjusted ROIC (non-GAAP)	(a)/(b)	18.5%	19.4%	17.1%
WACC (non-GAAP)	(c)	10.6%	10.9%	10.5%
Performance metric percentage points (non-GAAP)	(a)/(b)-(c)	7.9	8.5	6.6

[1] Acquisition or divestiture-related items include amortization, acquired profit in inventory, and professional fees in fiscal 2025 for an acquisition and a loss on the disposal of a business in fiscal 2023.

[2] Charges in fiscal 2025 relate to intangible asset impairment charges, employee severance and other charges related to productivity efforts. Charges in fiscal 2023 relate to employee severance costs and impairments of operating lease right of use assets associated with streamlining activities.

[3] For each respective fiscal year end, the amounts represent the rolling five-quarter average of our reported stockholders' equity (GAAP) and our reported debt (GAAP).

[4] For each respective fiscal year end, the amounts represent cash balances in excess of $100 million for the rolling five-quarter average.



ACUITY INC.
1170 Peachtree Street, N.E.
Suite 1200
Atlanta, Georgia 30309



FORM 10-K

Fiscal Year Ended August 31, 2025

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended August 31, 2025.

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to   .

ACUITY INC.
(Exact name of registrant as specified in its charter)

Delaware	001-16583	58-2632672
(State or other jurisdiction of incorporation or organization)	*(Commission File Number)*	*(I.R.S. Employer Identification Number)*

1170 Peachtree Street, N.E., Suite 1200, Atlanta, Georgia 30309
(Address of principal executive offices)

(404) 853-1400
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common stock, $0.01 par value per share	AYI	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

---

Indicate by checkmark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑   No ☐

Indicate by checkmark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☑	Accelerated Filer	☐	Non-accelerated Filer	☐
Smaller Reporting Company	☐	Emerging Growth Company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐   No ☑

Based on the closing price of the Registrant's common stock of $297.13 as quoted on the New York Stock Exchange on February 28, 2025, the aggregate market value of the voting stock held by non-affiliates of the registrant was $8.9 billion.

The number of shares outstanding of the registrant's common stock, $0.01 par value, was 30,612,970 shares as of October 23, 2025.

DOCUMENTS INCORPORATED BY REFERENCE

<u>Location in Form 10-K</u>	<u>Incorporated Document</u>
Part II, Item 5; Part III, Items 10, 11, 12, 13, and 14	Proxy Statement for 2026 Annual Meeting of Stockholders

ACUITY INC.

Table of Contents

PART I

Item 1.   *Business.*

Overview

Acuity Inc. (referred to herein as "we," "our," "us," the "Company," or similar references) is a market-leading industrial technology company. We use technology to solve problems in spaces, light, and more things to come. Through our two business segments, Acuity Brands Lighting ("ABL") and Acuity Intelligent Spaces ("AIS"), we design, manufacture, and bring to market products and services that make a valuable difference in people's lives. We achieve growth through the development of innovative new products and services, including lighting, lighting controls, building management solutions, and an audio, video, and control platform. We focus on customer outcomes and drive growth and productivity to increase market share and deliver superior returns. We look to aggressively deploy capital to grow the business and to enter attractive new verticals.

Acuity Brands Lighting Segment

Our mission at ABL is to provide sustainable and intelligent lighting solutions that enrich communities where people live, learn, work, and play. We bring this mission to life through our strategy, which is to increase product vitality, elevate service levels, use technology to improve and differentiate both our products and how we operate the business, and drive productivity. At ABL, our offering combines luminaires with advanced electronics. Our luminaires deliver performance and aesthetic appeal, while our electronics portfolio, featuring drivers and a leading controls platform, provides connectivity and functionality. ABL's portfolio of products includes, but is not limited to the following brands: Aculux™, American Electric Lighting®, Cyclone™, Dark to Light®, eldoLED®, Eureka®, Fresco™, Gotham®, Healthcare Lighting®, Holophane®, Hydrel®, IOTA®, Juno®, Lithonia Lighting®, Luminaire LED™, Luminis®, Mark Architectural Lighting™, Nightingale™, nLight®, Peerless®, RELOC® Wiring Solutions, and SensorSwitch™.

Customers of ABL are located in North America and select international markets that serve new construction, renovation and retrofit, and maintenance and repair applications. Our lighting solutions are sold primarily through a network of independent sales agencies, by internal sales representatives, through electrical distributors and consumer retailers, directly to large corporate accounts, and directly to original equipment manufacturer ("OEM") customers. Products are delivered directly from our manufacturing facilities or through a network of distribution centers.

Acuity Intelligent Spaces Segment

Our mission at AIS is to make spaces smarter, safer, and greener through our strategy of connecting the edge with the cloud using disruptive technologies. Through Atrius®, Distech Controls®, and QSC®, we are driving productivity for people who own and manage a space and for the people who utilize a space. Atrius makes data in a space accessible, usable, and actionable. Our data platform and cloud applications for building performance and spatial intelligence aim to maximize occupant and owner experiences. Our Distech Controls intelligent Building Management Systems ("BMS") provide management of a space through controls, sensors, and software. Our open technology includes products for heating, ventilation, and air conditioning ("HVAC"), refrigeration, lighting, shades, and building access that prioritize end-user outcomes. Q-SYS, our full-stack audio, video, and control platform, unifies data, devices, and a cloud-first architecture to deliver real-time action, experiences, and insights. QSC Audio includes audio technology that enhances experiences for live entertainers and sound reinforcement professionals.

AIS goes to market primarily through system integrators. Key customer verticals include retail stores, airports, universities, enterprise campuses, sports venues, themed entertainment, and hospitality, among many other broad applications throughout North America, Europe, and other select international locations.

Marketing

We market our product portfolio and service capabilities to customers and end users in multiple channels through a broad spectrum of marketing and promotional methods, including direct customer contact, trade shows, on-site training, print and digital advertising in industry publications, product brochures, and other literature, as well as through digital marketing and social media. We operate training and education facilities that illustrate a wide range of our solutions including lighting, lighting controls, building management systems, and audio, video, and control platforms.

Manufacturing and Distribution

We operate eighteen manufacturing facilities, including seven in Mexico, six in the United States, three in Canada, and two in Europe. We utilize a blend of internal and outsourced manufacturing processes and capabilities to fulfill a variety of customer needs. Our investment in our production facilities is focused primarily on improving capabilities, product quality, and manufacturing efficiency as well as environmental, health, and safety compliance. We also utilize contract manufacturing from U.S., Asian, and European sources for certain products. The following table shows the percentage of finished goods manufactured and purchased in fiscal 2025 by significant geographic region.

	Manufactured	Purchased	Total
United States	16 %	7 %	23 %
Mexico	55 %	2 %	57 %
Asia	— %	15 %	15 %
Others	5 %	— %	5 %
Total	76 %	24 %	100 %

We operate seven manufacturing facilities in Mexico, some of which are authorized to operate as Maquiladoras under the IMMEX Program, by the Ministry of Economy of Mexico. Maquiladora status allows us to import raw materials into Mexico duty-free, provided that such items, after processing, are exported from Mexico within a stipulated time frame. Maquiladora status, which is renewed periodically, is subject to various restrictions and requirements, including compliance with the terms of the Maquiladora program and other local regulations, which have become stricter in recent years.

We operate nine distribution facilities, including six facilities in the United States, two in Canada, and one in Mexico.

During fiscal 2025, net sales initiated outside of the U.S. represented approximately 14% of total net sales. See the *Supplemental Disaggregated Information* footnote of the *Notes to Consolidated Financial Statements* for additional information regarding the geographic distribution of net sales and long-lived assets.

Research and Development

Research and development ("R&D") is defined as the critical investigation aimed at discovery of new knowledge and the conversion of that knowledge into the design of a new product or service or significant improvement to an existing product or service. We invest in product vitality, including enhancement of existing offerings, with a focus on improving the performance-to-cost ratio and energy efficiency. We also develop software applications that enhance building performance, enterprise operations, and personal experiences. R&D expenses consist of compensation, payroll taxes, employee benefits, materials, supplies, and other administrative costs, but the amounts do not include all new product development costs. For fiscal 2025, 2024, and 2023, R&D expenses totaled $140.2 million, $102.3 million, and $97.1 million, respectively.

Industry Overview

Our addressable market includes non-portable luminaires as defined by the National Electrical Manufacturers Association; poles for outdoor lighting; emergency lighting fixtures and lighting equipment; lighting controls; HVAC controls; refrigeration controls; audio-video hardware, software, and systems; and building technology controls, software, and systems.

We operate in highly competitive industries that are affected by a number of general business and economic factors, such as, but not limited to, gross domestic product growth, population growth, government stimulus, employment levels, credit availability, interest rates and inflation, building costs, non-residential fixed investment, freight, construction-related labor availability and costs, building occupancy rates, imports and trade, energy costs, freight costs, tariffs, commodity costs, and commodity availability. Our market is based on non-residential and residential construction, both new as well as renovation and retrofit activity, which may be impacted by these general economic factors. Precise segmentation of the market by new construction and renovation activity is not available, though internal estimates based on third-party data estimate the size of the markets to be about the same. The volume of non-residential construction activity in commercial, institutional, industrial, and infrastructure projects has a material impact on the demand for our lighting, audio-video, and building management solutions. Demand for our products is highly dependent on economic drivers, such as consumer spending and discretionary income, along with housing construction and home improvement spending.

Our market is influenced by evolving technologies. This evolution includes: the development of new or improved lighting technologies, including solid-state lighting, electronic drivers, embedded lighting controls, and more effective optical designs and lamps; federal, state, and local requirements for updated energy codes; design strategies and technologies addressing intelligent buildings, occupancy experience, and sustainability; and incentives by federal, state, and local municipal authorities, as well as utility companies, for using more energy-efficient lighting and building technology solutions. We are a leading provider of integrated lighting, audio-video, and building technology solutions that utilize internally developed, licensed, or acquired intellectual property.

Competition

We experience competition based on numerous factors, including product vitality, service capabilities, price, brand name recognition, product quality, product and system design, energy efficiency, and customer relationships. Our markets are competitive and continue to evolve through acquisition and consolidation activities. Existing and new entrants continue to develop capabilities and solutions that are both complementary as well as competitive to those of traditional industry participants. Additionally, the market for artificial intelligence and software solutions is active with a wide range of competitors, from existing large companies to startup organizations. Certain global and more diversified manufacturers may provide broader offerings utilizing a combination of products and services as well as pricing benefits from the bundling of various offerings. In addition, there are competitors, including importers outside of North America, small startup companies, and global electronics, technology, and software companies, offering competing solutions, sometimes deploying different technologies.

Regulations

We are subject to various federal, state, and local laws and regulations that impose increasingly complex, stringent, and costly compliance activities. These laws and regulations include but are not limited to, the Clean Air Act and the Toxic Substances Control Act; the Clean Water Act; the Safe Harbor data privacy program between the U.S. and the European Union; the United States-Mexico-Canada-Free Trade Agreement ("USMCA"); regulations from the Occupational Safety and Health Administration agency; the European Union's General Data Protection Regulation; California's Consumer Privacy Act and Connected Device Privacy Act; the Civil Rights Act of 1964 and other federal and state labor and employment laws and regulations; the U.S. Foreign Corrupt Practices Act ("FCPA"); and the U.K. Bribery Act.

On an ongoing basis, we allocate resources, including investments in capital and operating costs, to comply with laws and regulations. We do not currently believe that the costs of complying with government regulations have a material impact on our financial condition, results of operations, or cash flows. However, we may be affected by current or future standards, laws, or regulations, including those imposed in response to energy, material content, climate change, product functionality, geopolitics, corporate social responsibility, employee health and safety, privacy, or similar concerns. These standards, laws, and regulations may impact our costs of operation, the sourcing of raw materials, and the manufacture and distribution of our products and services. They may also place restrictions and other requirements or impediments on the products and solutions we can sell in certain geographical locations or may impact the willingness of certain investors to own our shares. See *Part I, Item 1A. Risk Factors* for additional information.

Raw Materials

Our production requires raw materials, including certain grades of steel and aluminum, electrical and electronic components, plastics, and other petroleum-based materials and components. We purchase most raw materials and other components on the open market and rely on third parties to provide certain finished goods. While these items are generally available from multiple sources, the cost of products sold may be affected by changes in the market price of materials, freight, tariffs, and duties on certain materials, particularly imports from outside North America, as well as disruptions in availability of raw materials, components, and sourced finished goods.

We do not currently engage in significant commodity hedging transactions for raw materials, though we have and will continue to commit to purchase certain materials generally for a period of up to 12 months. We monitor and investigate alternative suppliers and materials based on numerous attributes including, but not limited to, quality, service, and price. We currently source raw materials and components from a number of suppliers, but our ongoing efforts to improve the cost effectiveness, quality, and availability of our products and services may result in a reduction in the number of our suppliers.

Intellectual Property

We own various domestic and foreign patents, copyrights, trade secrets, trademarks, and other intellectual property, which are important factors for our businesses. We rely on patent, copyright, trade secret, and trademark laws as well as agreements, restrictive covenants, and internal processes and controls to protect these proprietary rights. Despite these protections, unauthorized parties may take actions that infringe on our intellectual property. Further, we conduct business in countries where our intellectual property coverage may be more limited and/or our ability to enforce intellectual property rights may be difficult or impracticable. We also have licenses to certain patents and trademarks, which, if not renewed, could adversely impact our business. As of August 31, 2025, we had approximately 1,700 total patent assets including issued U.S. and foreign patents as well as pending U.S. and foreign patent applications. While patents and patent applications in the aggregate are important to our competitive position, no single patent or patent application is individually material to us.

Seasonality

Both ABL and AIS exhibit some seasonality, with net sales being affected by business days, weather and seasonal demand on construction and installation programs, particularly during the winter months, and the annual budget cycles of major customers. Historically, with certain exceptions, we have experienced our highest sales in the last two quarters of each fiscal year due to these factors.

Human Capital

We employed approximately 13,800 employees at August 31, 2025, of which approximately 4,300 were employed in the United States and approximately 8,200 were employed in Mexico. Our remaining employees were employed in other international locations including Europe, Canada, and the Asia/Pacific region. Union recognition and collective bargaining arrangements in place or in process cover approximately 1,300 and 6,700 employees in the United States and Mexico, respectively. Arrangements related to fewer than 100 employees in the United States will expire within the next fiscal year. Arrangements for approximately 6,600 employees in Mexico will expire within the next fiscal year, primarily due to statutory requirements of annual negotiations of union contracts. We believe that we have strong relationships with both our unionized and non-unionized employees.

A key pillar to attract, develop, and retain top talent is our focus on the growth and development of our employees. In fiscal 2025, we remained focused on development through development plans for employees, special projects, training opportunities, and other activities. Our performance management and other processes are intended to align employee aspirations, interests, performance, and experiences with the talent needs that enable the business. Managers and employees conduct periodic check-in discussions to encourage continuous performance feedback and improvement. These discussions also act to hold leaders accountable for creating an employee development culture.

Investing in the development of our employees is part of our operating system and correlates to our preparedness to meet current and future strategic priorities of the business. In fiscal 2025, we continued a management effectiveness series focused on coaching to performance, which we offered through in-person events and ongoing sustainment activities. We provide on-demand, virtual, and in-person instructor led classes to help employees and customers expand their technical knowledge.

We review our compensation and benefit plans annually to ensure that we are providing competitive, contemporary, and inclusive programs so we can attract and retain the best people and support the health and well-being of our employees and their families. Based on this review, we offer a competitive total rewards package to our employees that includes base compensation, annual cash incentive programs, stock grants with service and/or performance requirements, health benefits, and/or retirement benefits commensurate with an employee's position, skill set, and experience.

We strive to ensure our employees have a safe and collaborative work environment through the inclusion of world class health and safety management practices in our business. Our management practices promote Environmental, Health & Safety ("EHS") excellence. To achieve this standard, we have instituted an EHS Management System based on the goals and guidelines of the International Standards of Operation for Environmental Management, International Standards for Occupational Health & Safety Management, and our own guiding principles. These guidelines include identifying and controlling hazardous exposures for the prevention of injuries, preventing pollution, and complying with all relevant legal and other requirements. We review each facility's qualitative and quantitative results, with an emphasis on leading indicators that help avoid violations, accidents, and injuries. A variety of different metrics is averaged to determine a facility's performance, which is used to find continuous improvement opportunities.

Environmental Sustainability

We contribute to energy savings and carbon emissions reduction primarily through replacing legacy technologies with more efficient products. Our energy data management software enables users to track and report their carbon footprint. We also aim to improve raw material efficiency and operate our facilities in a more productive and environmentally responsible manner. Progress on these initiatives is communicated through our EarthLIGHT program.

Available Information

Acuity Inc. was incorporated in 2001 under the laws of the State of Delaware. Effective March 26, 2025, we changed our corporate name from Acuity Brands, Inc. to Acuity Inc. We make our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K (and all amendments to these reports), and proxy statements, together with all reports filed pursuant to Section 16 of the Securities Exchange Act of 1934 by our officers, directors, and beneficial owners of 10% or more of our common stock, available free of charge through the "SEC Filings" link under the "Financials" heading within the "Investors" section on our website, located at *www.acuityinc.com*, as soon as reasonably practicable after they are filed with or furnished to the Securities and Exchange Commission. Information included on our website is not incorporated by reference into this Annual Report on Form 10-K. Our reports are also available on the Securities and Exchange Commission's website at *www.sec.gov*.

Additionally, we have adopted a written Code of Ethics and Business Conduct that applies to all of our directors, officers, and employees, including our principal executive officer and senior financial officers. The Code of Ethics and Business Conduct as well as our Corporate Governance Guidelines are available free of charge through the "Committee Charters and Governance Documents" link under the "Governance" heading within the "Investors" section on our website. Any amendments to, or waivers of, the Code of Ethics and Business Conduct for our principal executive officer and senior financial officers will be disclosed on our website promptly following the date of such amendment or waiver. Additionally, the charters for our Audit Committee, Compensation and Management Development Committee, and Governance Committee are available free of charge through the "Committee Charters & Governance Documents" link under the "Governance" heading within the "Investors" section on our website. The Code of Ethics and Business Conduct, the Corporate Governance Guidelines, and the committee charters are available in print to any of our stockholders that request such document by contacting our Investor Relations department.

Item 1A.   *Risk Factors.*

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. A variety of risks and uncertainties could cause our actual results to differ materially from the anticipated results or other expectations expressed in our forward-looking statements. See *Cautionary Statement Regarding Forward-Looking Information* included in *Management's Discussion and Analysis of Financial Condition and Results of Operations.* These risks could adversely impact our financial position, results of operations, cash flows, and financial expectations and could cause the market price of our securities to decrease. Such risks include the following, without limitation.

Risks Related to Our Strategy

Our results may be adversely affected by market and competitive pricing.

Aggressive pricing actions by competitors may affect our ability to manage the price/cost relationship to achieve desired revenue growth and profitability levels. Potential decreased demand for our products resulting from factors including uncertainty in the global economy, an inflationary environment, rising interest rates, and a potential global recession may influence competitor pricing. Additionally, dynamic pricing models may not cover our rising costs. Even if we were able to increase prices to cover our costs, competitive pricing pressures may not allow us to pass on any more than the cost increases. Alternatively, if costs were to decline, the marketplace may not allow us to hold prices at their current levels.

Innovations of new products and services may not yield desired returns, which may also expose our assets, particularly inventory, to potential write-downs.

Continual introductions of new products and solutions, services, and technologies, enhancement of existing products and services, and effective servicing of customers are key to our competitive strategy. The success of new product and solution introductions depends on a number of factors, including, but not limited to, timely and successful product development, product quality, market acceptance, including entrance into new verticals, and our ability to manage the risks associated with product life cycles, such as additional inventory obsolescence risk as product life cycles begin to shorten, new products and production capabilities, effective management of purchase commitments and inventory levels to support anticipated product manufacturing and demand, availability of products in appropriate quantities and costs to meet anticipated demand, and risk that new products may have quality or other defects in the early stages of introduction. Additionally, new products and solutions may not achieve the same profit margins as expected or as compared to our historic products and solutions. Market adoption of new products may impact the sales of other products and may expose on-hand inventories to future write-downs. Accordingly, we cannot fully predict the ultimate effect of new product introductions on our business. Furthermore, other market participants, such as well-established competitors, could develop alternative platforms for monetizing products, solutions, and services that result in a paradigm shift in our industry, particularly with respect to new and developing technologies.

We may not be able to identify, finance, and complete suitable acquisitions, alliances, or investments, and acquisitions, alliances, or investments that we pursue may not yield anticipated benefits.

We have allocated capital within our business to fund acquisitions, alliances, and investments and may continue to do so as opportunities arise in the future. We will benefit from such activity only to the extent that we can effectively identify suitable acquisition and alliance candidates, close those identified acquisitions and alliances, and leverage and integrate the assets or capabilities of the acquired businesses and alliances, including, but not limited to, personnel, technology, and operating processes. It may be difficult for us to integrate acquired businesses efficiently into our business operations. Any acquisitions, alliances, or investments may not be successful or realize the intended benefits. Moreover, unanticipated events, negative revisions to valuation assumptions and estimates, diversion of resources and management's attention from other business concerns, and difficulties in attaining synergies, among other factors, have in the past and could in the future adversely affect our ability to recover initial and subsequent investments, resulting in non-cash impairment charges, particularly those related to acquired goodwill and intangible assets or non-controlling interests. In addition, such investment transactions may limit our ability to invest in other activities that could be more profitable or advantageous.

We may experience difficulties in streamlining activities, which could impact shipments to customers, product quality, and the realization of expected savings from streamlining actions.

We expect to benefit from potential programs to streamline operations, including the consolidation of certain facilities and the reduction of overhead costs. Such benefits will only be realized to the extent that we can effectively leverage assets, personnel, and operating processes in the transition of production between manufacturing facilities. Uncertainty is inherent within the facility consolidation process, and unforeseen circumstances could offset the anticipated benefits, disrupt service to customers, and impact product quality.

General business, political, and economic conditions, including the strength of the construction and renovation market, political events, or other factors may affect demand for our products and services.

We compete based on numerous factors, including product vitality and service levels, as well as features and benefits, brand name recognition, product quality, product and system design, energy efficiency, customer relationships, service capabilities, and price. In addition, we operate in a highly competitive environment that is influenced by a number of general business and economic factors, such as economic vitality, employment levels, credit availability, interest rates, trends in vacancy rates and rent values, energy costs, and commodity costs. Sales of our products and services depend significantly on the level of activity in new construction and renovation/retrofits. Declines in general economic activity, appropriations, and regulations, including tax and trade policy and other political uncertainties, may negatively impact new construction and renovation projects, or our ability to expand into new geographies, which in turn may impact demand for our product and service offerings.

Decreased construction and renovation spending and consumer demand for our products and services, along with rising commodity costs may materially affect our future access to our sources of liquidity, particularly our cash flows from operations, financial condition, capitalization, and capital investments. Additionally, potential economic slowdowns, supply chain disruptions, or a global recession could adversely affect our ability to access the capital and other financial markets. This may require us to consider alternative sources of funding for some of our operations and for working capital, which may increase our cost of, as well as adversely impact our access to, capital. These uncertain economic conditions may also result in the inability of our customers and other counter-parties to make payments to us, on a timely basis or at all.

Risks Related to Our Operations

Our business and results have been and may be adversely affected by fluctuations in the cost or availability of raw materials, components, purchased finished goods, or services.

We utilize a variety of raw materials and components in our production process including steel, aluminum, lamps, certain rare earth materials, microchips, light emitting diodes ("LED"), LED drivers, ballasts, wire, electronic components, power supplies, petroleum-based byproducts, natural gas, and copper. We also source certain finished goods externally. Supply chain disruptions for certain components, including microchips and electronics, have resulted in higher prices for significant commodities and materials, as well as increased warehousing, freight, and container costs, which have negatively impacted our business. Future disruptions in the supply chain and shortages could affect our ability to procure components for our products on a timely basis, or at all, or could require us to commit to increased purchases and provide longer lead times to secure critical components by entering into longer term guaranteed supply agreements. Alternatively, supply chain disruptions and shortages could require us to rely on relatively high-cost spot market purchases for certain materials or products.

Future increases in our costs could negatively impact our profitability as there can be no assurance that future price increases will be successfully passed through to customers. We generally source our goods from a number of suppliers. However, there are a limited number of suppliers for certain components and certain purchased finished goods, which on a limited basis, results in sole-source supplier situations.

Our competitors supply certain items, and those competitors and other suppliers may, for various strategic reasons, choose to cease selling to us. In addition, our ongoing efforts to improve the effectiveness of our supply chain could result in a reduction in the number of our suppliers, and in turn, increased risk associated with reliance on a single or a limited number of suppliers. Furthermore, volatility in certain commodities, such as oil, impacts all suppliers and, therefore, may result in additional price increases from time to time regardless of the number and availability of suppliers. Profitability and volume could be negatively impacted by limitations inherent within the supply chain of certain of these component parts, including competitive, governmental, and legal limitations, natural disasters, and other events that could impact both supply and price. Additionally, we are dependent on certain service providers for key operational functions. While there are a number of suppliers of these services, the cost to change service providers and set up new processes could be significant.

Technological developments and increased competition could affect our operating profit margins and sales volume.

We compete in an industry and markets where technology and innovation play major roles in the competitive landscape. We are highly engaged in the investigation, development, and implementation of new technologies and services. Securing employee talent, key partnerships, and alliances, including having access to technologies, services, and solutions developed by others, as well as obtaining appropriate patents and the right to utilize patents of other parties all play a significant role in protecting our freedom to operate. Additionally, the continual development of new technologies by existing and new source suppliers — including non-traditional competitors with significant resources — looking for either direct market access or partnerships with competing large manufacturers, coupled with significant associated exclusivity and/or patent activity, could adversely affect our ability to sustain operating profit margins and desirable levels of sales volume.

In addition, there are new competitors, including small startup companies and global electronics, technology, and software companies, offering competing solutions, sometimes deploying different technologies. These competitors may vertically integrate and begin offering total solution packages that directly compete with our offerings. Certain global and more diversified electrical manufacturers as well as certain global technology and building solution providers may be able to obtain a competitive advantage, either through internal development or acquisitions, over us by providing broader offerings that utilize a combination of products and/or services, and small startup companies may offer more localized product sales and support services within individual regions.

We may be unable to sustain significant customer and/or channel partner relationships.

Relationships with customers are directly impacted by our ability to deliver quality products and services. Although no individual customer exceeded 10% of net sales during fiscal 2025, 2024, or 2023, the loss of or a substantial decrease in the volume of purchases by certain larger customers could harm our business in a meaningful manner. We have relationships with channel partners such as electrical distributors, home improvement retailers, independent sales agencies, system integrators, and value-added resellers. While we maintain positive, and in many cases long-term, relationships with these channel partners, the sudden or unplanned loss of a number of these channel partners or a substantial decrease in the volume of purchases from a major channel partner or a group of channel partners could adversely affect our business.

We could be adversely affected by external disruptions, including geopolitical and/or other conditions, to our operations.

Disruptions to our operations including, but not limited to, labor disputes, strikes, workplace violence, public health crises, pandemics and epidemics, climate change, brown outs and other power outages, earthquakes, fires, floods, extreme precipitation, explosions, terrorism, adverse weather conditions, water scarcity, cyber-attacks, civil or political disruptions, or other catastrophic events such as war, insurrection, or natural disasters, leading to production interruptions in our or one or more of our suppliers' facilities could adversely affect us. Approximately 55% of our finished products are manufactured in Mexico, a country that periodically experiences heightened civil unrest or may experience trade disputes with the U.S., both of which could cause a disruption of the supply of products to or from these facilities. Further, because many of our customers are to varying degrees dependent on planned deliveries from our facilities, those customers that have to reschedule their own production, delay opening a facility, or incur other disruptions due to our missed deliveries as a result of these disruptions could pursue financial claims against us. We may incur costs to correct any of these problems in addition to facing claims from customers. Further, our reputation among actual and potential customers may be harmed and result in a loss of business. These types of events may negatively impact residential, commercial, and industrial spending, including construction and renovation spending as well as consumer spending on our products, in impacted regions or, depending on the severity, globally. As a result, any of such events could adversely impact us. While we have developed business continuity plans, including alternative capacity, to support responses to such events or disruptions and maintain insurance policies covering, among other things, physical damage and business interruptions, these policies may not cover all losses. We could incur uninsured losses and liabilities arising from such events, including damage to our reputation, loss of customers, and substantial losses in operational capacity.

Current global conflicts, such as those between Russia and Ukraine as well as within the Middle East, have created substantial uncertainty in the global economy, including sanctions and penalties imposed on certain countries and persons by several governments. While we do not have operations in these locations and do not have significant direct exposure to customers and vendors in those countries, we are unable to predict the impact that these actions will have on the global economy or on our financial condition, results of operations, and cash flows.

Company operating systems, information systems, or devices have experienced, and may experience in the future, a failure or a compromise of security, which could adversely impact our operations as well as the effectiveness of internal controls over operations and financial reporting.

We are highly dependent on various software and automated systems to record and process operational and financial transactions. We have experienced, and could experience in the future, a failure of one or more of these software and automated systems or we could fail to complete all necessary data reconciliation or other conversion controls when implementing a new software system.

We have also experienced compromises of our security, and could experience in the future, a compromise of our security for reasons including technical system flaws, the improper installation of an upgrade or update, the proper installation of an upgrade or update that has consequences unforeseen by us or the software provider, data input or record-keeping errors, or tampering or manipulation of our systems by employees or unauthorized third parties, such as through viruses, malware, or phishing. Information security risks also exist with respect to the use of portable electronic devices, such as laptops and smartphones, which are particularly vulnerable to loss and theft. We may also be subject to disruptions of systems arising from events that are wholly or partially beyond our control (for example, natural disasters, acts of terrorism, cyber-attacks, including but not limited to hacking, malware, ransomware attacks, denial-of-service attacks, social engineering, exploitation of internet-connected devises, and other attacks, epidemics, computer viruses, and electrical/telecommunications outages).

While prior compromises of our security have not had, in the aggregate, a material impact on the Company's operations and financial condition, the Company expects events of this nature to continue as cyber-attacks are becoming more sophisticated and frequent. As artificial intelligence ("AI") technologies advance, new and increasingly sophisticated attack methods are emerging, including fraud involving impersonation technologies or other forms of generative automation that enhance the scale and effectiveness of cyber threats. The techniques used in such attacks change rapidly, and certain vulnerabilities or attack methods may go undetected until after they are already deployed, potentially allowing them to persist within our systems for extended periods. The Company monitors its data, information technology, and personnel usage of Company systems to reduce these risks and continues to do so on an ongoing basis for any current or potential threats. Refer to *Part I, Item 1C. Cybersecurity* for further details.

If any of our hardware, software, or automated systems are compromised, fail, or have other significant shortcomings, it could disrupt our business, require us to incur substantial additional expenses, or result in potential liability or reputational damage. There can be no assurance that our efforts to protect our data and information technology will prevent such compromises of security.

We also provide and maintain technology to enable lighting controls, building technology systems, and audio-video platforms. In addition to the risks noted above, there are other risks associated with these customer offerings. For example, a customer may depend on integral information from, or functionality of, our technology to support that customer's other systems, such that a failure of our technology could impact those systems, including by loss or destruction of data. Likewise, a customer's failure to properly configure, update, segregate, or upgrade its own network and integrations with our technology is outside of our control and could result in a failure in functionality or security of our technology.

We and certain of our third-party vendors may receive and store personal information in connection with human resources operations, customer offerings, and other aspects of the business. A material network breach in the security of these systems could include the theft of intellectual property, the unauthorized release, gathering, monitoring, misuse, loss, change, or destruction of our or our customers', suppliers', or other third-party's confidential, proprietary or personally identifiable information, other disruptions of our customers' or other third parties' business operations. To the extent that any disruption or security breach results in a loss or damage to our data, or an inappropriate disclosure of information, it could cause significant damage to our reputation, affect relationships with our customers, employees, and others, or lead to claims against us. Such claims may result in the payment of fines, penalties, and costs and ultimately harm our business. In addition, we may incur significant costs, regulatory fines, or penalties, or be required to take actions, to protect against damage caused by these disruptions or security breaches.

Changes in data privacy laws and our ability to comply with them could adversely impact our operations

We are subject to an increasing number of evolving and uncertain data privacy and security laws and regulations that impose requirements on us and our technology prior to certain use or transfer, storing, processing, disclosure, and protection of data and prior to sale or use of certain technologies. Failure to comply with such laws and regulations could result in the imposition of fines, penalties, and other costs. New privacy and security laws are frequently enacted. Inconsistencies between the interpretation and the practical application of both existing and new laws are common across jurisdictions. Additionally, we routinely undertake contractual obligations to comply with all applicable laws, so a violation of a data privacy or security law could result in additional contractual liability.

System failures, ineffective system implementation or disruptions, failure to comply with data privacy and security laws or regulations, or the compromise of security with respect to internal or external systems or portable electronic devices could damage our systems or infrastructure, subject us to liability claims, or regulatory fines, penalties, or intervention, harm our reputation, interrupt our operations, disrupt customer operations, and adversely affect our internal control over financial reporting, business, financial condition, results of operations, or cash flows.

Changes in our relationships with employees, changes in U.S. or international employment regulations, an inability to attract and retain talented employees, or a loss of key employees could adversely impact the effectiveness of our operations.

We employed approximately 13,800 people as of August 31, 2025, approximately 9,300 of whom are employed in international locations. We have significant exposure to changes in domestic and foreign laws governing relationships with employees, including wage and hour laws and regulations, fair labor standards, minimum wage requirements, overtime pay, unemployment tax rates, workers' compensation rates, citizenship requirements, and payroll taxes, which likely would have a direct impact on our operating costs. Union recognition and collective bargaining agreements are in place or in process covering approximately 58% of our workforce. Collective bargaining agreements representing approximately 48% of our workforce will expire within one year, primarily due to annual negotiations with unions in Mexico. While we believe that we have good relationships with both our unionized and non-unionized employees, we may become vulnerable to a strike, work stoppage, or other labor action by these employees.

Our success is also dependent upon our ability to attract, retain, and motivate a qualified and diverse workforce, and there can be no assurance that we will be able to do so, particularly during times of increased labor costs or labor shortages. We rely upon the knowledge and experience of employees involved in functions throughout the organization that require technical expertise and knowledge of the industry. We have experienced intense competition for qualified and capable personnel in key markets and with key skills, and we cannot provide assurance that we will be able to retain our key employees or that we will be successful in attracting, assimilating, and retaining personnel in the future. In addition, our growth may be constrained by resource limitations as competitors and customers compete for increasingly scarce human capital resources. The demand for skilled workers is currently high. We face an increasingly competitive labor market due in part to sustained labor shortages and are subject to inflationary pressures on employee wages, salaries, and benefits, which have and may continue to increase labor costs and impact labor availability. Our competitors may be able to offer a work environment with higher compensation or more opportunities than we can offer. An inability to attract and retain a sufficient number of employees could adversely impact our ability to execute key operational functions.

There are inherent risks in our solutions and services businesses.

Risks inherent in the sale of solutions and services include assuming greater responsibility for successfully delivering projects that meet a particular customer specification, including: defining and controlling contract scope and timing, efficiently executing projects, and managing the performance and quality of subcontractors and suppliers and our own systems. As we expand our service and solutions offerings, reliance on the technical infrastructure to provide services to customers will increase. If we fail to appropriately manage and secure the technical infrastructure required, customers could experience service outages or delays in the implementation of services. If we are unable to manage and mitigate these risks, we could incur liabilities and other losses.

We may be subject to risk in connection with third-party relationships necessary to operate our business.

We utilize strategic partners and third-party relationships in order to operate and grow our business. For instance, we utilize third parties for contract manufacturing of certain products, subcontract installation, and commissioning, as well as for performing certain selling, distribution, and administrative functions. We cannot control the actions or performance, including product quality, of these third parties and therefore, cannot be certain that we or our end-users will be satisfied. Any future actions of or any failure to act by any third party on which our business relies could cause us to incur losses or interruptions to our operations. In addition, we act as a general contractor in certain relationships with third parties, and as such are subject to risks applicable to general contractors.

We are subject to risks related to operations and suppliers outside the United States.

We have substantial activities outside of the United States, including sourcing of products, materials, components, and contract manufactured finished goods, as well as manufacturing and distribution activities. Our operations, as well as those of key vendors, are therefore subject to regulatory, economic, political, military, and other events in countries where these operations are located. In addition to the risks that are common to both our domestic and international operations, we face risks specifically related to our foreign operations and sourcing activities, including but not limited to: exposure to foreign currency fluctuations; increased inflation; unstable political, social, regulatory, economic, financial, and market conditions; laws that prohibit shipments to certain countries or restricted parties and that prohibit improper payments to government officials such as the Foreign Corrupt Practices Act and the U.K. Bribery Act; potential for privatization and other confiscatory actions; trade restrictions and disruption; shipping delays or disruptions, criminal activities, increases in tariffs and taxes, corruption, terrorist action, nationalization and expropriation, limitations on repatriation of earnings or other capital requirements, and other changes in regulation in international jurisdictions that could result in substantial additional legal or compliance obligations for us. Additionally, if we expand our global footprint into new geographies or territories, our exposure to these risks may increase.

We source certain components and finished goods from countries outside of the United States, some of which are subject to import tariffs. These tariffs could increase in future periods resulting in higher costs and/or lower demand. We could be adversely affected to the extent we are unable to mitigate the impacts of the tariffs.

We operate seven manufacturing facilities in Mexico, some of which are authorized to operate as Maquiladoras by the Ministry of Economy of Mexico. Maquiladora status allows us to import raw materials into Mexico duty-free, provided that such items, after processing, are exported from Mexico within a stipulated time frame. Maquiladora status, which is renewed periodically, is subject to various restrictions and requirements, including compliance with the terms of the Maquiladora program and other local regulations, which have become stricter in recent years. In addition, if our Mexican facilities cease to qualify for Maquiladora status or if the Mexican government adopts additional adverse changes to the program, including nationalization, our manufacturing costs in Mexico could increase.

We are also subject to certain other laws and regulations affecting our international operations, including laws and regulations such as the United States-Mexico-Canada Agreement ("USMCA"), which, among other things, provide certain beneficial duties and preferential tariff treatment for qualifying imports and exports, subject to compliance with the applicable classification and other requirements. A large portion of our sales are impacted by the USMCA. In addition, the U.S. government has initiated or is considering imposing tariffs on certain foreign goods, including steel, copper, and aluminum. Increased and/or proposed tariffs by the United States have led, and may continue to lead, to the imposition of retaliatory tariffs by China and other countries. It remains unclear what the U.S. Administration or foreign governments will or will not do with respect to tariffs, the USMCA, or other international trade agreements and policies. Trade wars or other governmental actions related to tariffs or international trade agreements or policies have the potential to adversely impact demand for our products, costs, customers, suppliers, and/or the U.S. economy or certain sectors therein, and, could adversely impact our business.

The evolution of our products, the complexity of our supply chain, and our reliance on third-party vendors such as customs brokers and freight vendors, which may not have effective processes and controls to enable us to fully and accurately comply with such requirements, could subject us to liabilities for past, present, or future periods. Such liabilities could adversely impact our business.

We continue to monitor conditions affecting our international locations, including potential changes in income from a strengthening or weakening in foreign exchange rates in relation to the U.S. dollar. Some of these risks, including but not limited to foreign exchange rates, violations of laws, and higher costs associated with changes in regulation, could adversely impact our business.

We are subject to exchange rate fluctuations, which could adversely impact our business.

We are subject to fluctuations in foreign currency exchange rates. We engage in cross-border transactions through operations in multiple countries, which increases our exposure to exchange rate volatility. Significant changes in exchange rates relative to the U.S. dollar could adversely affect our pricing competitiveness, cost structure and overall financial performance. In particular, a stronger U.S. dollar could reduce the competitiveness of our products in international markets. Conversely, a weaker U.S. dollar could raise the cost of imported inventory, materially increasing the cost of goods sold, which could adversely impact our business.

Our business could be negatively impacted by social impact and sustainability matters.

There has been, and may continue to be, an increasing focus from U.S. and foreign government agencies, certain investors, customers, consumers, employees, and other stakeholders concerning environmental, social and governance ("ESG") matters. Some investors may use ESG criteria to guide their investment strategies and, in some cases, may choose not to invest in us if they believe our policies relating to corporate responsibilities do not align with their ESG criteria. In addition, different stakeholder groups have divergent views on ESG matters, which increases the risk that any action or lack thereof with respect to ESG matters will be perceived negatively by at least some stakeholders and could adversely affect our reputation, business, financial performance, and growth.

We may, from time to time, communicate certain initiatives, targets, and goals regarding environmental matters, diversity, responsible sourcing and social investments, and other ESG matters. These initiatives, targets, and goals could be difficult and expensive to implement, and we could be criticized for the accuracy, adequacy, or completeness of the disclosure thereof. Further, statements about our ESG initiatives, targets, and goals, and progress against those targets and goals, may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions, estimates, and climate scenarios that are subject to change in the future. In addition, we could be criticized or subject to litigation for the scope or nature of such initiatives, targets, or goals, or for any revisions to such targets or goals. If our ESG-related data, processes, and reporting are incomplete or inaccurate, or if we fail, or are perceived to fail, to achieve progress with respect to our ESG targets or goals on a timely basis, or at all, our reputation, business, financial performance, and growth could be adversely affected.

We have begun to incorporate artificial intelligence ("AI") capabilities in our product offerings and operations, and challenges with properly managing the use of AI and machine learning could result in reputational harm, competitive harm, and legal liability and adversely affect our results of operations, financial condition, and/or cash flows.

We have begun incorporating AI capabilities into certain product offerings as well as utilizing AI as part of our operational processes. These features may become more important over time. Our competitors or other third parties may incorporate AI into their products more quickly or more successfully than us, which could impair our ability to compete effectively and adversely affect our results of operations. Many known and unknown risks related to AI exist. Currently recognized risks include issues related to accuracy, bias, toxicity, intellectual property infringement or misappropriation, data privacy and cybersecurity, and data provenance. If the content, analyses, or recommendations that AI applications assist in producing are or are alleged to be deficient, inaccurate, or biased, we could be subject to competitive risks, potential legal liability, and reputational harm, and our business, financial condition, and results of operations may be adversely affected. The use of AI capabilities may also result in cybersecurity incidents. Any such cybersecurity incidents related to our use of AI capabilities could adversely affect our business. Finally, multiple jurisdictions have either already put in place laws and regulations governing the use of AI, or are considering such laws and regulations, and additional constraints may result from industry efforts. Compliance with these laws, regulations, and industry frameworks may limit our ability to leverage AI or require us to substantially revise our approach to its use.

Risks Related to Legal and Regulatory Matters

Failure to comply with the broad range of standards, laws, and regulations in the jurisdictions in which we operate may result in exposure to substantial disruptions, costs, and liabilities.

We are subject to various foreign and domestic federal, state, and local laws and regulations that include but are not limited to, the Clean Air Act and the Toxic Substances Control Act; the Clean Water Act; the Safe Harbor data privacy program between the U.S. and the European Union; the USMCA; regulations from the Occupational Safety and Health Administration agency; the European Union's General Data Protection Regulation; California's Consumer Privacy Act and Connected Device Privacy Act; the Civil Rights Act of 1964 and other federal and state labor and employment laws and regulations; the U.S. Foreign Corrupt Practices Act (the "FCPA"); and the U.K. Bribery Act. The laws and regulations impacting us impose increasingly complex, stringent, and costly compliance activities.

Concerns regarding climate change may also lead to significant legislative and regulatory responses, including efforts to limit greenhouse gas ("GHG") emissions. The United States Environmental Protection Agency ("EPA") has implemented regulations that require reporting of GHG emissions or that limit emissions of GHGs from certain mobile or stationary sources. In addition, the U.S. Congress and federal and state regulatory agencies have considered other legislation and regulatory proposals to reduce emissions of GHGs, and many states and other jurisdictions have already taken legal measures to reduce emissions of GHGs, primarily through the development of

GHG inventories, GHG permitting, and/or regional GHG cap-and-trade programs. It is uncertain whether, when, and in what form a federal mandatory carbon dioxide emissions reduction program, or other state programs, may be adopted. Similarly, certain countries have adopted the Kyoto Protocol and joined the Paris Agreement.

In addition, permits and environmental controls are required for certain of our operations to limit air and water pollution, and these permits are subject to modification, renewal, and revocation by issuing authorities. Some environmental laws, such as Superfund, the Clean Water Act, and comparable laws in U.S. states and other jurisdictions worldwide, impose joint and several liability for the cost of environmental remediation, natural resource damages, third-party claims, and other expenses, without regard to the fault or the legality of the original conduct, on those persons who contributed to the release of a hazardous substance into the environment. Environmental laws and regulations have generally become stricter in recent years, and certain federal, state, and local governments domestically and internationally, have enacted, or are considering enacting, new laws and regulations, including those governing raw material composition, carbon dioxide and other air emissions, end-of-life product dispositions, energy efficiency, and certain additional disclosure obligations related to the above.

We may be affected by those or other future standards, laws, or regulations, including those imposed in response to energy, climate change, our carbon footprint, product functionality, geopolitical, corporate social responsibility, or similar concerns. As customers become increasingly concerned about the environmental impact of their purchases, if we fail to keep up with changing regulations or innovate or operate in ways that minimize the energy use of or other impacts of our products or operations, customers may choose more energy efficient or sustainable alternatives. These standards, laws, or regulations may also impact our costs of operation, the sourcing of raw materials, and the manufacture and distribution of our products and may place restrictions and other requirements or impediments on the products and solutions we can sell in certain geographical locations or on the willingness of certain investors to own our shares. In addition, we may be subject to consumer lawsuits or enforcement actions by governmental authorities if our ESG claims relating to product marketing are inaccurate. At the same time, certain actions that we may take in our efforts to address ESG concerns may be challenged as being inconsistent or prohibited by various federal, state, or local laws and regulations. It is uncertain what laws, rules, or regulations may be enacted, or how courts may interpret them in the future, and therefore we cannot predict the potential impact such laws or regulations may have on our future financial condition, results of operations, and cash flows. The laws and regulations regarding ESG disclosures and requirements are also rapidly evolving and could have an adverse effect on our operations, and the costs of compliance with, and the other burdens imposed by, these and other laws or regulatory actions may increase our operational costs.

It is uncertain what laws will be enacted, and therefore we cannot predict the potential impact of such laws on our future financial condition, results of operations, and cash flows. The laws and regulations regarding ESG disclosures and requirements are also evolving and could have an adverse effect on our operations and the costs of compliance with, and the other burdens imposed by, these and other laws or regulatory actions may increase our operational costs.

We may develop unexpected legal contingencies or matters that exceed insurance coverage.

We are subject to and in the future may be subject to various claims, including legal claims arising in the normal course of business. Such claims may include without limitation employment claims, product recall, personal injury, network security, data privacy, or property damage claims resulting from the use of our products, services, or solutions, as well as exposure to hazardous materials, contract disputes, or intellectual property disputes. We are insured up to specified limits for certain types of losses with a self-insurance retention per occurrence, including product or professional liability, and cyber liability, including network security and data privacy claims, and are fully self-insured for certain other types of losses, including environmental, product recall, warranty, commercial dispute, and patent infringement losses. We establish accruals for legal claims when the costs associated with the claims become probable and can be reasonably estimated. The actual costs of resolving legal claims may be substantially higher or lower than the level of insurance coverage we hold and/or the amounts accrued for such claims. In the event of unexpected future developments, it is possible that the ultimate resolutions of such matters could be unfavorable. Our insurance coverage is negotiated on an annual basis, and insurance policies in the future may have coverage exclusions that could cause claim-related costs to rise.

If our products are improperly designed, manufactured, packaged, or labeled, or are otherwise alleged to cause harm or injury, we may need to recall those items, may have increased warranty costs, and could be the target of product liability claims.

We may need to recall products if they are improperly designed, manufactured, packaged, or labeled, and we do not maintain insurance for such recall events. Many of our products and solutions have become more complex in recent years and include more sophisticated and sensitive electronic components. A problem or issue relating to any individual component could have the effect of creating a compounded problem for an integrated solution, which could result in significant costs and losses. We have increasingly manufactured certain of those components and products in our own facilities. We have previously initiated product recalls or formal campaigns soliciting repair or return of a product as a result of potentially faulty components, assembly, installation, design, and packaging of our products. Widespread product recalls could result in significant losses due to the costs of a recall, the destruction of product inventory, penalties, and lost sales due to the unavailability of a product for a period of time. In addition, products we developed that incorporate technologies, such as LED, generally provide for more extensive warranty protection, which may result in higher costs if warranty claims on these products are higher than historical amounts. We may also be liable if the use or failure of any of our products cause harm, whether from fire, shock, harmful materials or components, alleged adverse health impacts from exposure to light emitted by our products, or any other personal injury or property damage, and we could suffer losses from a significant product liability judgment against us in excess of our insurance limits. We may not be able to obtain indemnity or reimbursement from our suppliers or other third parties for the warranty costs or liabilities associated with our products, even if such costs or liabilities are covered under supplier warranty obligations. We have incurred and may incur in the future charges and loss of reimbursed cash flows from such suppliers. A significant product recall, warranty claim, product liability case, and/or challenges around seeking indemnity or reimbursement from our suppliers or other third parties could also result in adverse publicity, damage to our reputation, and a loss of consumer confidence in our products.

We may not be able to adequately protect our intellectual property rights and could be the target of intellectual property claims.

We own certain patents, trademarks, copyrights, trade secrets, and other intellectual property. Where appropriate, these assets are the subject of registrations or other filings with governmental entities. In addition, we have internal policies and processes that establish a strategy for protecting newly developed key company technologies. We make decisions about what intellectual property to register based on these policies and processes. Formal protection for all company intellectual property is not appropriate, but even if it were, it could not be obtained without incurring significant legal expenses and adversely affecting our financial condition and results of operations. With respect to intellectual property rights that we have obtained, we cannot be certain that others have not infringed and will not infringe on these rights. Enforcement actions against these third parties could result in significant legal expenses, which could also adversely affect our financial condition and results of operations.

Like others in the industry, from time to time we receive allegations of patent infringement from competitors and from non-practicing entity patent holders. Those allegations may be coupled with offers to license their patents for use in our products. We typically address those allegations by developing invalidity or non-infringement positions or obtaining access to such patents through licensing, cross-licensing, or other mutually beneficial arrangements. To the extent we cannot develop such positions and are unable to enter into such arrangements on acceptable economic terms, it could adversely impact us.

We are exposed to certain regulatory, financial, and other risks related to climate change and other sustainability matters.

The scientific consensus indicates that emissions of GHGs continue to alter the composition of Earth's atmosphere in ways that are affecting, and are expected to continue to affect, the global climate. The potential impacts of climate change on our customers, product offerings, operations, facilities, and suppliers are accelerating and uncertain, as they will be particular to local and customer-specific circumstances.

Concerns regarding climate change may lead to significant legislative and regulatory responses, including efforts to limit GHG emissions. The EPA has implemented regulations that require reporting of GHG emissions or that limit emissions of GHGs from certain mobile or stationary sources. In addition, the U.S. Congress and federal and state regulatory agencies have considered other legislation and regulatory proposals to reduce emissions of GHGs, and many states have already taken legal measures to reduce emissions of GHGs, primarily through the development of GHG inventories, GHG permitting, and/or regional GHG cap-and-trade programs. It is uncertain whether, when, and in what form a federal mandatory carbon dioxide emissions reduction program, or other state programs, may be adopted. Similarly, certain countries have adopted the Kyoto Protocol and joined the Paris Accord. These and other existing or potential international initiatives and regulations could affect our international operations. As customers become increasingly concerned about the environmental impact of their purchases, if we fail to keep up with changing regulations or innovate or operate in ways that minimize the energy use of our products or operations, customers may choose more energy efficient or sustainable alternatives. These actions could also increase costs associated with our operations, including costs for raw materials and transportation. We may also be subject to consumer lawsuits or enforcement actions by governmental authorities if our ESG claims relating to product marketing are inaccurate. It is uncertain what laws will be enacted, and therefore we cannot predict the potential impact of such laws on our future financial condition, results of operations, and cash flows.

In addition, certain investors and stakeholders are increasingly interested in ESG matters, and as stakeholder ESG expectations and standards evolve, our failure to sufficiently respond to these evolving standards and expectations may cause us to suffer from reputational damage, and our business or financial condition could be adversely affected. The laws and regulations regarding ESG disclosures and requirements are also evolving and could have an adverse effect on our operations and the costs of compliance with, and the other burdens imposed by, these and other laws or regulatory actions may increase our operational costs.

Tax liabilities due in the jurisdictions in which we operate may exceed anticipated amounts.

Our operations are subject to income tax, sales tax, value-added tax ("VAT"), excise tax, property tax, and other taxes and assessments at federal, state, local, and international levels. Our consolidated tax obligation is driven largely by our corporate structure as well as domestic and international intercompany arrangements. We operate in several jurisdictions, including but not limited to, the United States, Mexico, Canada, Europe, and Asia. Certain jurisdictions may aggressively interpret their laws, regulations, and policies in an effort to raise additional tax revenue, and international tax authorities may seek to assert extraterritorial taxing rights on our transactions or operations.

We have previously been subject to domestic and international tax audits by taxing authorities of the jurisdictions in which we operate, and we may be subject to additional such audits in the future. While our previous audits resulted in no significant findings, and we believe we continue to be in compliance with relevant tax laws, tax authorities may challenge or disagree with certain positions or methodologies in calculating our tax positions. An unfavorable interpretation or outcome could increase our worldwide effective tax rate, result in additional tax obligations owed, impact the amount of recoverable VAT, and/or increase excise taxes owed, which could have an adverse impact on our financial position, results of operations, and/or cash flows.

Further, tax laws and regulations in domestic and international jurisdictions are often extremely complex and subject to varying interpretations and may require us to make judgments and estimates about our provisions, including with respect to certain transactions where the ultimate tax determination is uncertain. Although we believe that our estimates are reasonable, the ultimate tax outcome may differ from the amounts recorded, which could have a material impact on our financial position, results of operations, and/or cash flows.

Additionally, our future income tax obligations could be adversely affected by changes in, or interpretations of, tax laws, regulations, policies, or decisions in the United States or in the other jurisdictions in which we operate.

Risks Related to Financial Matters

The market price and trading volume of our shares may be volatile.

The market price of our common shares could fluctuate significantly for many reasons, including reasons unrelated to our specific performance, such as reports by industry analysts, investor perceptions, or negative announcements by customers, competitors, or suppliers regarding their own performance, as well as general global economic, industry, and political conditions, or due to our ability to accurately forecast our performance. Our performance could be different than analyst expectations or issued guidance, causing a decline in our stock price. To the extent that other large companies within our industry experience declines in share price, our share price may decline as well. In addition, we may discontinue or reduce dividend payments and may discontinue or suspend our share repurchase program based on several factors, including our cash balances and potential future capital requirements for strategic transactions, including acquisitions, results of operations, financial condition and other factors that our Board of Directors may deem relevant. Any modification or suspension of dividends and any suspension or termination of our share repurchase program could cause our stock price to decline.

When the market price of our shares drops significantly, shareholders could institute securities class action lawsuits against us or otherwise engage in activism, which could cause us to incur substantial costs and could divert the time and attention of our management and other resources.

Risks related to our defined benefit retirement plans may adversely impact results of operations and cash flows.

Significant changes in actual investment returns on defined benefit plan assets, discount rates, and other factors could adversely affect our comprehensive income and the amount of contributions we are required to make to the defined benefit plans in future periods. As our defined benefit plan assets and liabilities are marked-to-market on an annual basis, large non-cash gains or losses could be recorded in the fourth quarter of each fiscal year. In accordance with United States generally accepted accounting principles, the income or expense for the plans is calculated using actuarial valuations. These valuations reflect assumptions about financial markets and interest rates, which may change based on economic conditions. Funding requirements for the defined benefit plans are dependent upon, among other things, interest rates, underlying asset returns, and the impact of legislative or regulatory changes related to defined benefit funding obligations. Unfavorable changes in these factors could adversely affect our results. Additionally, planned or actioned termination or settlement activities of any of our defined retirement benefit plans may not be approved timely, or at all, by the appropriate regulatory authorities; may result in additional non-cash charges within our results of operations as well as additional administrative costs; and/ or may not yield the desired benefits.

Our business and operations are subject to interest rate risks, and changes in interest rates can reduce demand for our products and increase borrowing costs.

Rising interest rates could have a negative effect on overall economic activity, and could impair the ability of real estate developers, property owners, contractors, and system integrators to obtain reasonable costs of capital on borrowed funds, resulting in depressed levels of construction and renovation projects and a resulting decrease in demand for our products and services. Rising interest rates could also impair our customers' ability to repay obligations to us. Additionally, rising interest rates may increase our cost of capital, which could have material adverse effects on our financial condition and cash flows.

Item 1B. *Unresolved Staff Comments.*

None.

Item 1C. *Cybersecurity.*

Our management and Board of Directors recognize the importance of maintaining the capacity, reliability, and security of our information technology environment and data security infrastructure. Both management and the Board of Directors are actively involved in our enterprise risk management process, which specifically identifies cybersecurity as a key risk to us. To address cybersecurity risk, we have instituted policies, processes, and internal controls aligned with the framework established by the Secure Controls Framework, a meta-framework that reflects the standards of multiple security frameworks including those of the National Institute of Standards and Technology ("NIST") and International Organization for Standardization ("ISO"). The focus of our cybersecurity program is to preserve the confidentiality, security, and availability of our systems and data, mitigate cybersecurity threats, and effectively respond to and recover from cybersecurity incidents when they occur.

Material Cybersecurity Risks, Threats, and Incidents

While prior compromises of our security have not had, individually or in the aggregate, a material impact on our operations and/or financial condition, the Company expects risks from cybersecurity threats, including, but not limited to, security breaches, viruses, malware, ransom attacks, other cyber-attacks, or other similar threats, to continue as events of this nature are becoming more sophisticated and frequent, and the techniques used in such attacks change rapidly. Additional information on cybersecurity risks we face is discussed in *Part I, Item 1A, Risk Factors*, which should be read in conjunction with the foregoing information.

Cybersecurity Risk Management and Strategy

We have established and implemented processes to assess, identify, and manage material cybersecurity risks. Our cybersecurity risk management efforts are led by our Chief Information Security Officer ("CISO"). We deploy technical safeguards designed to protect the Company's information systems from cybersecurity threats, including firewalls, network access control, end point protection, privileged access management, user behavior analytics, and multi-factor authentication, among others, which are evaluated and improved through vulnerability assessments and cybersecurity threat intelligence. We also perform robust security reviews of third-party software vendors prior to purchasing their software or engaging their services. We maintain a comprehensive, risk-based, third-party risk management process to identify, oversee, assess, and manage cybersecurity risks presented by third parties, including vendors, service providers, and other external users of the Company's systems, as well as the systems of third parties that could adversely impact our business in the event of a cybersecurity incident affecting those third-party systems.

Cybersecurity risks are identified and responded to by our cybersecurity team lead by our CISO. Cybersecurity incidents are managed, evaluated, investigated, and responded to in accordance with the Company's documented

Cyber Incident Response Plan ("CIRP"). The CIRP is administered by the Cyber Incident Response Team ("CIRT"), which is overseen and managed by the CISO. We test and evaluate the CIRP on at least an annual basis through tabletop exercises designed to achieve incident readiness and promote cybersecurity awareness. We also from time to time engage third parties, including assessors and consultants, and our internal audit function to perform assessments, reviews, and audits on our cybersecurity measures. The results of such assessments, reviews, and audits are reported to the Audit Committee of the Board of Directors as well as the CIRT. We adjust our CIRP and other cybersecurity policies, standards, processes, and practices as necessary based on the information provided by these assessments, reviews, and audits.

Governance

Our Board of Directors, in coordination with the Audit Committee of the Board of Directors, oversees the Company's overall enterprise risk management process, including the management of risks arising from cybersecurity threats. The Audit Committee is responsible for reviewing and discussing with management our risk exposure to cybersecurity risks and the steps management has taken to monitor and control the Company's exposure to risk. Additionally, the Board of Directors and the Audit Committee of the Board of Directors each receive regular presentations and reports on cybersecurity risks as well as prompt and timely information regarding any cybersecurity incident identified as significant by our CISO or Chief Privacy Officer, as required by the CIRP, and ongoing updates regarding any such incident until it has been addressed.

On an annual basis, the Board of Directors and the Audit Committee of the Board of Directors discuss the Company's approach to cybersecurity risk management, as well as our overall risk management strategy, with the members of senior leadership, which includes the Company's CISO, Chief Executive Officer, and Chief Financial Officer. The Audit Committee also receives periodic updates on risk management and enterprise risk management, including cybersecurity, throughout the year.

Our CISO has over three decades of relevant experience across the information technology landscape. His work experience has included managing cybersecurity risks at large multinational companies. Reporting to our CISO and leading a team of security engineers is our Vice President, Enterprise Security, who also has decades of experience architecting and deploying secure network, system, and data center infrastructure as well as designing and deploying processes and technology platforms that are designed to protect the enterprise from cybersecurity threats.

In addition to board oversight and the presence of a cybersecurity team, we provide all applicable employees and contractors with cybersecurity awareness training and testing on an annual basis. We also deploy phishing exercises to all applicable employees and select contractors, as well as targeted phishing training to select employees and contractors, on a quarterly basis. Our product development teams keep current through specialized training on secure development practices for firmware, software, and hardware. Our training programs are designed to educate our employees on current cybersecurity risks and the programs we have in place that are designed to protect the Company's information systems from cybersecurity threats and to promptly respond to any cybersecurity incidents in accordance with the Company's incident response and recovery plans. To facilitate the success of the Company's cybersecurity risk management program, multidisciplinary teams throughout the Company are deployed to address cybersecurity threats and to respond to cybersecurity incidents. Through ongoing communications with these teams, the CISO monitors the prevention, detection, mitigation, and remediation of cybersecurity threats and incidents in real time and reports such threats and incidents to the Audit Committee of the Board of Directors when appropriate.

Item 2.   *Properties.*

Our general corporate offices are located in Atlanta, Georgia. Because of the diverse nature of operations and the large number of individual locations, it is neither practical nor meaningful to describe each of our operating facilities owned or leased. The following listing summarizes the significant facility categories by which reportable segment, Acuity Brands Lighting ("ABL") or Acuity Intelligent Spaces ("AIS"), the facility primarily benefits as of August 31, 2025:

	ABL		AIS		Corporate	Total	
Nature of Facilities	**Owned**	**Leased**	**Owned**	**Leased**	**Leased**	**Owned**	**Leased**
Manufacturing facilities	10	5	2	1	—	12	6
Warehouses	—	—	—	1	—	—	1
Distribution centers	2	6	—	1	—	2	7
Offices	3	8	—	25	1	3	34
Total	15	19	2	28	1	17	48

The following table provides additional geographic information related to our manufacturing facilities as of August 31, 2025:

	United States	Mexico	Europe	Canada	Total
ABL:					
Owned	4	5	1	—	10
Leased	1	2	—	2	5
Total	5	7	1	2	15
AIS:					
Owned	—	—	1	1	2
Leased	1	—	—	—	1
Total	1	—	1	1	3

We believe that our properties are well maintained and in good operating condition and that our properties are suitable and adequate for our present needs. Initiatives related to enhancing global operations may result in the future consolidation or addition of certain facilities.

Item 3.   *Legal Proceedings.*

See the *Commitments and Contingencies* footnote of the *Notes to Consolidated Financial Statements* included in this Annual Report on Form 10-K for information regarding our legal proceedings.

Item 4.   *Mine Safety Disclosures.*

Not applicable.

PART II

Item 5.   ***Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities.***

Our common stock is listed on the New York Stock Exchange under the symbol "AYI." At October 23, 2025, there were 1,575 stockholders of record.

The timing, declaration, and payment of future dividends to holders of our common stock will depend upon many factors, including our cash balances and potential future capital requirements for strategic transactions, including acquisitions, results of operations, financial condition, and other factors that our Board of Directors may deem relevant.

The information required by this item with respect to equity compensation plans is included under the caption *Equity Compensation Plans* in our proxy statement for the annual meeting of stockholders to be held January 21, 2026, which we will file with the Securities and Exchange Commission pursuant to Regulation 14A. The proxy statement is incorporated herein by reference.

Issuer Purchases of Equity Securities

On January 25, 2024, the Board of Directors (the "Board") authorized the repurchase of up to an additional three million shares of our common stock. Under the current share repurchase authorization, we may repurchase shares of our common stock from time to time at prevailing market prices, depending on market conditions, through open market or privately negotiated transactions. No date has been established for the completion of the share repurchase program, and we are not obligated to repurchase any shares. Subject to applicable corporate securities laws, repurchases may be made at such times and in such amounts as management deems appropriate. Repurchases under the program can be discontinued at any time management feels additional repurchases are not warranted. As of August 31, 2025, the maximum number of shares that may yet be repurchased under the share repurchase program authorized by the Board equaled 3.3 million shares. The following table reflects activity related to equity securities we repurchased during the three months ended August 31, 2025:

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
6/01/2025 through 6/30/2025	47,130	$ 272.58	47,130	3,384,700
7/01/2025 through 7/31/2025	32,654	$ 296.85	32,654	3,352,046
8/01/2025 through 8/31/2025	12,675	$ 315.88	12,675	3,339,371
Total	92,459	$ 287.09	92,459	3,339,371

Company Stock Performance

The following information in this Annual Report on Form 10-K is not deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission or subject to Regulation 14A or 14C under the Exchange Act or to the liabilities of Section 18 of the Exchange Act, and it will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent specifically incorporated by reference into such filing.

The following graph compares the cumulative total return to shareholders on our outstanding stock during the five years ended August 31, 2025, with the cumulative total returns of the Standard & Poor's ("S&P") Midcap 400 Index, the Dow Jones U.S. Electrical Components & Equipment Index, and the Dow Jones U.S. Building Materials & Fixtures Index. We are a component of both the S&P Midcap 400 Index and the Dow Jones U.S. Building Materials & Fixtures Index. The Dow Jones U.S. Electrical Components & Equipment Index is included in the following graph as the parent companies of several major lighting companies are included in the index.

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN*
Among Acuity Inc., the S&P Midcap 400 Index,
the Dow Jones U.S. Electrical Components & Equipment Index,
and the Dow Jones U.S. Building Materials & Fixtures Index



350
300
250
200
150
100
50
0
Aug-20
Aug-21
Aug-22
Aug-23
Aug-24
Aug-25
Acuity Inc.
S&P Midcap 400 Index
Dow Jones U.S. Electrical Components & Equipment Index
Dow Jones U.S. Building Materials & Fixtures Index

*Assumes $100 invested on August 31, 2020 in stock or index, including reinvestment of dividends.

	Aug-20	Aug-21	Aug-22	Aug-23	Aug-24	Aug-25
Acuity Inc.	$ 100	$ 170	$ 151	$ 149	$ 236	$ 303
S&P Midcap 400 Index	100	145	130	144	171	182
Dow Jones U.S. Electrical Components & Equipment Index	100	145	128	155	188	272
Dow Jones U.S. Building Materials & Fixtures Index	100	158	124	157	213	231

Item 6. ***[Reserved]***

Item 7.   ***Management's Discussion and Analysis of Financial Condition and Results of Operations.***

The purpose of this discussion and analysis is to enhance the understanding and evaluation of the results of operations, financial position, cash flows, indebtedness, and other key financial information of Acuity Inc. (referred to herein as "we," "our," "us," the "Company," or similar references) and its subsidiaries for the fiscal years ended August 31, 2025 and 2024. The following discussion should be read in conjunction with the *Consolidated Financial Statements* and *Notes to Consolidated Financial Statements* included within this report.

A discussion of the year ended August 31, 2024 compared to the year ended August 31, 2023 can be found within *Part II, Item 7. Management's Discussion and Analysis* within our fiscal 2024 Annual Report on Form 10-K filed with the Securities and Exchange Commission on October 28, 2024.

Overview

Company

Acuity Inc. (referred to herein as "we," "our," "us," the "Company," or similar references) is a market-leading industrial technology company. Effective March 26, 2025, we changed our corporate name from Acuity Brands, Inc. to Acuity Inc. We use technology to solve problems in spaces, light, and more things to come. Through our two business segments, Acuity Brands Lighting ("ABL") and Acuity Intelligent Spaces ("AIS"), we design, manufacture, and bring to market products and services that make a valuable difference in people's lives. We achieve growth through the development of innovative new products and services, including lighting, lighting controls, building management solutions, and an audio, video, and control platform. We focus on customer outcomes and drive growth and productivity to increase market share and deliver superior returns. We look to aggressively deploy capital to grow the business and to enter attractive new verticals.

Financial Condition, Capital Resources, and Liquidity

We have numerous sources of capital, including cash on hand and cash flows generated from operations, as well as various sources of financing. Our ability to generate sufficient cash flows from operations or to access certain capital markets, including banks, is necessary to meet our capital allocation priorities, which are to invest in our current business for growth, to invest in mergers and acquisitions, to pay a dividend, and to make share repurchases. Sufficient cash flow generation is also critical to fund our operations in the short and long term and to maintain compliance with covenants contained in our financing agreements.

Our significant contractual cash requirements as of August 31, 2025 primarily include principal and interest on outstanding debt, accounts payable, accrued employee compensation, operating lease liabilities, and certain purchase obligations incurred in the ordinary course of business that are enforceable and legally binding. Further details on our borrowings and operating lease liabilities are outlined in the *Debt and Lines of Credit, Leases,* and *Subsequent Event* footnotes of the *Notes to Consolidated Financial Statements* within this Annual Report on Form 10-K.

Contractual purchase obligations subsequent to August 31, 2025 include $323.3 million in fiscal 2026. Contractual purchase obligations beyond fiscal 2026 are not significant.

We believe that we will be able to meet our liquidity needs over the next 12 months based on our cash on hand, current projections of cash flows from operations, borrowing availability under financing arrangements, and current access to capital markets. Additionally, we believe that our cash flows from operations and sources of funding, including, but not limited to, future borrowings and borrowing capacity, will sufficiently support our long-term liquidity needs. In the event of a sustained market deterioration, we may need additional capital, which would require us to evaluate available alternatives and take appropriate actions.

Cash

Our cash position at August 31, 2025 was $422.5 million, a decrease of $423.3 million from August 31, 2024. Cash generated from operating activities and cash on hand were used during the current year to partially fund the QSC, LLC ("QSC") acquisition and our other capital allocation priorities as discussed below.

We generated $601.4 million of cash flows from operating activities during fiscal 2025 compared with $619.2 million in the prior-year period, a decrease of $17.8 million. Cash flows from operations decreased as payments for acquisition-related costs, higher interest, and increased purchases of inventory were partially offset by the timing of collections from customers.

Financing Arrangements

See the *Debt and Lines of Credit* footnote of the *Notes to Consolidated Financial Statements* within this Annual Report on Form 10-K for discussion of the terms of our various financing arrangements, including the 2.150% senior unsecured notes due December 15, 2030 (the "Unsecured Notes"), the terms of our five-year unsecured revolving credit facility ("Revolving Credit Facility"), and the terms of our unsecured term loan facility ("Term Loan Facility") due June 27, 2027.

At August 31, 2025, our outstanding debt balance was $896.8 million, which consisted of our Unsecured Notes and borrowings on our Term Loan Facility, compared to our cash position of $422.5 million. We were in compliance with all covenants under our financing arrangements as of August 31, 2025.

The Unsecured Notes were issued by Acuity Brands Lighting, Inc., a wholly-owned subsidiary of Acuity Inc. The Unsecured Notes are fully and unconditionally guaranteed on a senior unsecured basis by Acuity Inc. and ABL IP Holding LLC, a wholly-owned subsidiary of Acuity Inc. The following tables present summarized financial information for Acuity Inc., Acuity Brands Lighting, Inc., and ABL IP Holding LLC on a combined basis after the elimination of all intercompany balances and transactions between the combined group as well as any investments in non-guarantors as of the dates and during the period presented (in millions):

Summarized Balance Sheet Information	August 31, 2025	August 31, 2024
Current assets	$ 1,068.2	$ 1,517.6
Current assets due from non-guarantor affiliates	303.5	338.0
Non-current assets	1,369.4	1,337.7
Current liabilities	604.0	553.2
Non-current liabilities	1,138.4	746.5

Summarized Income Statement Information	Year Ended August 31, 2025
Net sales	$ 3,326.2
Gross profit	1,503.1
Net income	348.3

On November 25, 2024, we entered into an amendment to our credit agreement (the "Credit Agreement") that, among other things, provided for a delayed draw term under the Term Loan Facility of up to $600.0 million. In January 2025, we drew the full $600.0 million on the Term Loan Facility to fund the QSC acquisition. During fiscal 2025, we voluntarily repaid $200.0 million of the outstanding obligation. We had $400.0 million in borrowings outstanding under the Term Loan Facility at August 31, 2025.

At August 31, 2025, we had additional borrowing capacity under the Credit Agreement of $595.8 million under the most restrictive covenant in effect at the time, which represents the full amount of the Revolving Credit Facility less outstanding letters of credit of $4.2 million issued under the Revolving Credit Facility, primarily for securing collateral requirements under our casualty insurance premiums. As of August 31, 2025, our cash on hand combined with the additional borrowing capacity under the Revolving Credit Facility totaled $1.0 billion.

Capital Allocation Priorities

Our capital allocation priorities are to invest in our current business for growth, to invest in mergers and acquisitions, to pay a dividend, and to make share repurchases.

Investments in Current Business for Growth

We invested $68.4 million and $64.0 million in property, plant, and equipment in fiscal 2025 and 2024, respectively. We invested primarily in new and enhanced information technology, equipment, tooling, and facility improvements in fiscal 2025.

Strategic Acquisitions, Investments, and Divestitures

We seek opportunities to strategically expand and enhance our portfolio of solutions. Refer to the *Acquisitions and Divestitures* footnote of the *Notes to Consolidated Financial Statements* for more information.

<u>QSC, LLC</u>

On January 1, 2025, we acquired all of the equity interests of QSC, a leader in the design, engineering, and manufacturing of audio, video, and control solutions and services, for $1.2 billion. This acquisition expands AIS into a cloud-manageable audio, video, and control platform that includes controls, sensors, and software with broad applications across multiple end-markets including education, commercial, hospitality, government, healthcare, and transportation. We funded the transaction using cash on hand and proceeds from our Term Loan Facility. The operating results, assets, liabilities, and cash flows of QSC have been included in our consolidated financial statements since the date of acquisition.

<u>M3 Innovation, LLC</u>

On May 1, 2025, we acquired certain assets of M3 Innovation, LLC, a sports lighting startup that uses innovative technology to lower the overall cost of the installation and operation of sports lighting solutions. The assets have been included in ABL's financial results since the date of acquisition and did not have a material impact to our financial condition, results of operations, or cash flows.

Dividends

We paid dividends on our common stock of $20.6 million ($0.66 per share) in fiscal 2025 and $18.2 million ($0.58 per share) in fiscal 2024. All decisions regarding the declaration and payment of dividends are at the discretion of the Board of Directors (the "Board") and are evaluated regularly with consideration of our financial condition, earnings, growth prospects, funding requirements, applicable law, and any other factors the Board deems relevant.

Share Repurchases

During fiscal 2025, we repurchased approximately 0.4 million shares of our outstanding common stock for $117.1 million. Total cash outflows for share repurchases during fiscal 2025 were $118.5 million. During fiscal 2024, we repurchased 0.5 million shares of our outstanding common stock for $87.8 million. Total cash outflows for share repurchases during fiscal 2024 were $88.7 million. We expect to repurchase shares on an opportunistic basis subject to various factors including stock price, Company performance, market conditions, and other possible uses of cash.

On January 25, 2024, the Board approved an increase of three million shares to the maximum number of shares that may yet be repurchased under the share repurchase program. As of August 31, 2025, the maximum number of shares that may yet be repurchased under the share repurchase program authorized by the Board equaled 3.3 million shares.

Results of Operations

The following is a discussion of our results of operations in fiscal 2025 compared to fiscal 2024. A discussion of our fiscal 2024 results of operations compared to fiscal 2023 can be found within *Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations* within our fiscal 2024 Annual Report on Form 10-K filed with the Securities and Exchange Commission on October 28, 2024.

The following table sets forth information comparing the components of net income for the year ended August 31, 2025 with the year ended August 31, 2024 (in millions except per share data):

	Year Ended August 31,		Increase		Percent	
	2025	**2024**	**(Decrease)**		**Change**	
Net sales	$ 4,345.6	$ 3,841.0	$	504.6	13.1 %	
Cost of products sold	2,267.1	2,059.3		207.8	10.1 %	
Gross profit	2,078.5	1,781.7		296.8	16.7 %	
Percent of net sales	*47.8%*	*46.4 %*		*140*	*bps*	
Selling, distribution, and administrative expenses	1,484.9	1,228.4		256.5	20.9 %	
Special charges	29.7	—		29.7	NM	
Operating profit	563.9	553.3		10.6	1.9 %	
Percent of net sales	*13.0 %*	*14.4 %*		*(140)*	*bps*	
Other expense:						
Interest expense (income), net	22.0	(4.5)		26.5	NM	
Miscellaneous expense, net	41.7	9.2		32.5	NM	
Total other expense	63.7	4.7		59.0	NM	
Income before income taxes	500.2	548.6		(48.4)	(8.8)%	
Percent of net sales	*11.5 %*	*14.3 %*		*(280)*	*bps*	
Income tax expense	103.6	126.0		(22.4)	(17.8)%	
Effective tax rate	*20.7 %*	*23.0 %*				
Net income	$ 396.6	$ 422.6	$	(26.0)	(6.2)%	
Diluted earnings per share	$ 12.53	$ 13.44	$	(0.91)	(6.8)%	
NM - not meaningful						

Net Sales

Net sales of $4.35 billion for the year ended August 31, 2025 increased by $504.6 million, or 13.1%, compared with the prior-year period due primarily to increases in sales in both our AIS and ABL segments. The increase in our AIS segment was driven by the acquisition of QSC, which contributed $428.6 million in sales, as well higher net sales of our Atrius and Distech products. Additionally, net sales increased in our ABL segment due primarily to higher net sales within the independent sales and direct sales networks, partially offset by lower net sales within the corporate accounts and retail channels.

Gross Profit

Gross profit for the year ended August 31, 2025 increased $296.8 million, or 16.7%, to $2.08 billion compared with $1.78 billion for the prior year. Our gross profit increased compared with the prior period due primarily to the fall through of higher net sales, including contributions from the QSC acquisition, as well as favorable materials costs. These increases were partially offset by increased production costs, higher tariffs, and acquisition-date fair value adjustments to QSC's inventory.

Operating Profit

Selling, distribution, and administrative ("SD&A") expenses for the year ended August 31, 2025 were $1.48 billion compared with $1.23 billion in the prior year, an increase of $256.5 million, or 20.9%. The increase in SD&A expenses was due primarily to higher selling costs associated with higher sales and higher employee-related costs. The increase was also due to amounts related to the QSC acquisition, including higher employee-related costs, higher amortization from acquired intangibles, and acquisition-related costs. Acquisition-related costs were recorded within unallocated corporate amounts.

We recorded special charges totaling $29.7 million for the year ended August 31, 2025, which consisted primarily of impairments of long-lived assets as well as employee severance costs related to productivity initiatives. Please refer to the *Special Charges* footnote of the *Notes to Consolidated Financial Statements* within this Annual Report on Form 10-K for further details.

Operating profit for the year ended August 31, 2025 was $563.9 million (13.0% of net sales) compared with $553.3 million (14.4% of net sales) for the prior fiscal year, an increase of $10.6 million, or 1.9%. The increase in operating profit was due primarily to higher gross profit, partially offset by higher SD&A expenses and nonrecurring fiscal 2025 special charges.

Interest Expense (Income), net

We reported net interest expense of $22.0 million and net interest income of $4.5 million for the years ended August 31, 2025 and 2024, respectively. The increase in net interest expense was due primarily to interest incurred on our outstanding Term Loan Facility and lower interest-bearing cash and cash equivalent balances as a result of our purchase of QSC.

Miscellaneous Expense, net

Miscellaneous expense, net consists of non-service components of net periodic pension cost, gains and losses associated with foreign currency-related transactions, and non-operating gains and losses.

We reported net miscellaneous expense of $41.7 million in fiscal 2025 compared with $9.2 million in fiscal 2024. This year-over-year change was due primarily to the recognition of $30.9 million for non-cash pension settlement charges in the fourth quarter of fiscal 2025.

The details of the pension settlement charges are described in the *Pension and Defined Contribution Plans* footnote of the *Notes to Consolidated Financial Statements*.

Income Taxes and Net Income

Our effective income tax rate was 20.7% and 23.0% for the years ended August 31, 2025 and 2024, respectively. This reduction was due primarily to a one-time $8.2 million tax benefit related to the expiration of the statute in fiscal 2025 of limitations on tax reserves for uncertain tax positions. Further details regarding income taxes are included in the *Income Taxes* footnote of the *Notes to Consolidated Financial Statements*.

Net income for fiscal 2025 decreased $26.0 million, or 6.2%, to $396.6 million from $422.6 million reported for the prior year. This decrease was due primarily to the recognition of non-cash pension settlement charges, nonrecurring special charges, higher SD&A expenses, and higher net interest expense, partially offset by higher gross profit and lower income tax expense.

Diluted earnings per share for fiscal 2025 was $12.53 compared with $13.44 for the prior-year period, a decrease of $0.91, or 6.8%. This decrease reflects lower net income as well as higher outstanding diluted shares.

Segment Results

The following table sets forth information comparing the operating results of our segments, ABL and AIS, for the year ended August 31, 2025 with the year ended August 31, 2024 (in millions):

	Year Ended August 31,		Increase (Decrease)	Percent Change
	2025	**2024**		
ABL:				
Net sales	$ 3,612.2	$ 3,573.4	$ 38.8	1.1 %
Gross profit	1,654.5	1,612.5	42.0	2.6 %
Operating profit	590.6	582.8	7.8	1.3 %
Gross profit margin	45.8 %	45.1 %	70 *bps*	
Operating profit margin	16.4 %	16.3 %	10 *bps*	
AIS:				
Net sales	$ 764.3	$ 291.9	$ 472.4	161.8 %
Gross profit	424.0	169.2	254.8	150.6 %
Operating profit	76.1	43.6	$ 32.5	74.5 %
Gross profit margin	55.5 %	58.0 %	(250) *bps*	
Operating profit margin	10.0 %	14.9 %	(490) *bps*	

ABL net sales for the year ended August 31, 2025 increased 1.1% compared with the prior-year period due primarily to higher net sales in our independent and direct sales networks, partially offset by a decline in corporate accounts due primarily to the timing of renovation activities for a large customer and a decline in the retail sales channel.

ABL gross profit was $1.7 billion (45.8% of ABL net sales) for the year ended August 31, 2025 compared with $1.6 billion (45.1% of ABL net sales) in the prior year, an increase of $42.0 million. The increase in gross profit was due primarily to fall through of higher net sales and favorable materials cost. These increases were partially offset by higher production and tariff costs.

ABL operating profit was $590.6 million (16.4% of ABL net sales) for the year ended August 31, 2025 compared with $582.8 million (16.3% of ABL net sales) in the prior year, an increase of $7.8 million. The increase in operating profit was primarily due to higher gross profit, partially offset by the recognition of nonrecurring special charges and higher selling costs associated with higher sales.

AIS net sales for the year ended August 31, 2025 increased $472.4 million or 161.8% compared with the prior-year period due primarily to the acquisition of QSC, which contributed $428.6 million in sales, as well as higher net sales of Atrius and Distech products.

AIS gross profit was $424.0 million (55.5% of AIS net sales) for the year ended August 31, 2025 compared with $169.2 million (58.0% of AIS net sales) in the prior-year period, an increase of $254.8 million. The increase in gross profit was due primarily to fall through of higher net sales, including contributions from the QSC acquisition. These increases were partially offset by preliminary pre-tax fair value adjustments to QSC's inventory and higher tariffs.

AIS operating profit was $76.1 million (10.0% of AIS net sales) for the year ended August 31, 2025 compared with $43.6 million (14.9% of AIS net sales) in the prior-year period, an increase of $32.5 million. This increase primarily reflects higher gross profit, partially offset by higher SD&A costs due primarily to contributions from the QSC acquisition. AIS's operating results also include preliminary pre-tax fair value adjustments to inventory and amortization of intangible assets related to the QSC acquisition.

Accounting Standards Adopted in Fiscal 2025 and Accounting Standards Yet to Be Adopted

See the *New Accounting Pronouncements* footnote of the *Notes to Consolidated Financial Statements* for information on recently adopted and upcoming standards.

Critical Accounting Estimates

Management's Discussion and Analysis of Financial Condition and Results of Operations addresses the financial condition and results of operations as reflected in our *Consolidated Financial Statements*, which have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). As discussed in the *Description of Business and Basis of Presentation* footnote of the *Notes to Consolidated Financial Statements*, the preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as reported amounts of revenue and expense during the reporting period. On an ongoing basis, we evaluate our estimates and judgments. We base our estimates and judgments on our substantial historical experience and/or other relevant factors, such as projections of future performance, the results of which form the basis for making judgments about the recognition and measurement of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates. We discuss the development of accounting estimates with our Audit Committee of the Board of Directors on a recurring basis. See the *Significant Accounting Policies* footnote of the *Notes to Consolidated Financial Statements* for a summary of our accounting policies.

We believe the following accounting topics represent our critical accounting estimates.

Revenue Recognition

We recognize revenue when we transfer control of goods and services to our customers. Revenue is measured as the amount of consideration we expect to receive in exchange for goods and services. In the period of revenue recognition, we estimate and record provisions for rebates, sales incentives, product returns, and discounts to customers, in most instances, as reductions of revenue.

We also maintain one-time or on-going marketing and trade-promotion programs with certain customers that require us to estimate and accrue the expected costs of such programs. Generally, these provisions are recorded as reductions of revenue and are estimated based on customer agreements, historical trends, expected demand, or specific notification of pending returns. Although historical experience has generally been within expectations, there can be no assurance that future rebates, sales incentives, product returns, discounts, and marketing and trade-promotion programs will not exceed historical amounts. A significant increase in these activities could have a material adverse impact on our operating results in the future.

Please refer to the *Revenue Recognition* footnote of the *Notes to Consolidated Financial Statements* for additional information, including financial balances, regarding estimates related to revenue recognition.

Inventories

Inventories include materials, direct labor, inbound freight, customs, duties, tariffs, and related manufacturing overhead. Inventories are stated on a first-in, first-out basis at the lower of cost and net realizable value. We review inventory quantities on hand and record a provision for excess or obsolete inventory primarily based on estimated future demand and current market conditions. Although our historical experience related to demand and market conditions has been within expectations, a significant change in customer demand, market conditions, or technology could render certain inventory obsolete and thus could have a material adverse impact on our operating results in the period the change occurs.

Please refer to the *Significant Accounting Policies* footnote of the *Notes to Consolidated Financial Statements* for additional information.

Business Combinations

We account for business combinations using the acquisition method of accounting, which requires that once control is obtained, all the assets acquired and liabilities assumed are recorded at their respective fair values at the date of acquisition. The determination of the acquisition-date fair values of identifiable assets acquired and liabilities assumed requires estimates and a significant amount of management judgment and may involve third-party specialists. Generally, the assets requiring the most judgment are identified intangible assets, which are generally valued using an income, replacement cost, market comparable, or other approach.

For the QSC acquisition, we used an income approach to value significant acquired intangible assets. We used a relief-from royalty method for trade names, a distributor model for customer relationships, and a multi-period excess earnings method for developed technology and patents. Significant assumptions used in these models included projected revenues, attrition rates, hypothetical royalty rates, hypothetical distributor margins, projected obsolescence factors, and/or relevant discount rates.

Although we believe our estimates of acquisition-date fair values are reasonable, actual financial results could differ from those estimates due to the inherent uncertainty involved in making such estimates. Changes in assumptions concerning future financial results or other underlying assumptions could have a significant impact on the determination of the fair values of the intangible assets acquired.

Please refer to the *Acquisitions and Divestitures* footnote of the *Notes to Consolidated Financial Statements* for additional information.

Goodwill and Indefinite-Lived Intangible Assets

Goodwill is calculated as the residual value of an acquisition's purchase price less the value of the identifiable net assets and is thus dependent on the appropriate identification and valuation of the net assets obtained in an acquisition.

Indefinite-lived intangible assets consist of acquired trade names that are expected to generate cash flows indefinitely. Significant estimates and assumptions were used to both identify and determine the initial fair value of these acquired intangible assets, often with the assistance of third-party valuation specialists. These assumptions include, but are not limited to, estimated future net sales and profitability, royalty rates, and discount rates.

We review goodwill and indefinite-lived intangible assets for impairment on an annual basis as of the first date of our fiscal fourth quarter (June 1) or more frequently if events occur or circumstances change, such as a significant adverse change in our business climate, that would more likely than not indicate that the fair value of a reporting unit or an indefinite-lived asset is below its carrying value.

For our annual impairment tests, we may elect to perform a qualitative assessment of our goodwill and/or indefinite-lived intangibles as allowed under Accounting Standards Codification ("ASC") Topic 350, *Intangibles—Goodwill and Other* ("ASC 350") to determine whether it is more likely than not that an impairment occurred. If we determine that an asset is more likely than not impaired, we perform a quantitative impairment assessment for that asset. Alternatively, we may elect to forego the qualitative assessment. An impairment loss for goodwill is recognized in the event a reporting unit's carrying value exceeds its fair value and for an indefinite-lived intangible asset in the event the asset's carrying value exceeds its fair value.

An assessment of our goodwill and indefinite-lived intangible assets for impairment considers the use of significant judgments and estimates in accordance with U.S. GAAP including, but not limited to, economic, industry, and Company-specific qualitative factors, projected future net sales, operating results, and cash flows. Under a quantitative assessment, fair values for goodwill and indefinite-lived intangible assets are estimated using discounted future cash flows or another appropriate fair value method. We currently believe that the estimates used in the evaluation of goodwill and indefinite-lived intangibles are reasonable. However, future differences between actual and expected net sales, operating results, and cash flows and/or changes in the discount rates, or theoretical royalty rates for indefinite-lived intangible assets, used could require us to record additional non-cash impairment charges to earnings for the write-down in the value of such assets. Such charges could have a material adverse effect on our results of operations and financial position but not our cash flows from operations.

Goodwill

As of June 1, 2025, the current fiscal year testing date, we performed a qualitative analysis to assess goodwill for impairment. Our qualitative analysis considered and assessed external factors for each reporting unit such as macroeconomic, industry, cost, and market conditions as well as Company-specific factors, including but not limited to, our actual and planned financial performance. Based on the results of our analysis, we determined there was not a more likely than not probability of impairment for each of our four reporting units. Thus, no quantitative test was required for our $1.5 billion of goodwill.

We last performed a quantitative goodwill impairment analysis in fiscal 2023 and concluded that any reasonably likely change in the assumptions used in those analyses, including revenue growth rates, discount rates, longer term growth rates, or relevant multiples would not cause the carrying value of any reporting unit to exceed its estimated fair value. See the *Significant Accounting Policies* footnote of the *Notes to Consolidated Financial Statements* for additional information.

Indefinite-Lived Intangible Assets

As of June 1, 2025, the current fiscal year testing date, we held eight indefinite-lived intangible assets with an aggregate carrying value of $132.5 million. For fiscal 2025, we performed a qualitative analysis to assess our indefinite-lived intangible assets for impairment. Our qualitative analysis considered and assessed external factors such as macroeconomic, industry, cost, and market conditions as well as asset-specific factors, such as each trade name's actual and planned financial performance. Based on the results of our analysis, we determined there was not a more likely than not probability of impairment for all of the indefinite-lived intangible assets, and no quantitative test for these assets was required. We last performed a quantitative analysis in fiscal 2023 for the trade names and concluded that any reasonably likely change in the assumptions used in those analyses, including revenue growth rates, discount rates, long-term growth rates, or implied royalty rates would not result in an impairment.

See the *Significant Accounting Policies* footnote of the *Notes to Consolidated Financial Statements* for further details regarding the assumptions used and results of our annual impairment tests for the periods presented.

Cautionary Statement Regarding Forward-Looking Statements and Information

This filing contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 (the "Act"). Forward-looking statements include, among other things, statements that describe or relate to the Company's plans, initiatives, projections, vision, goals, targets, commitments, expectations, objectives, prospects, strategies, or financial outlook, and the assumptions underlying or relating thereto. In some cases, we may use words such as "expect," "believe," "intend," "anticipate," "estimate," "forecast," "indicate," "project," "predict," "plan," "may," "will," "could," "should," "would," "potential," and words of similar meaning, as well as other words or expressions referencing future events, conditions, or circumstances, to identify forward-looking statements. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Act. Forward-looking statements are not guarantees of future performance. Our forward-looking statements are based on our current beliefs, expectations, and assumptions, which may not prove to be accurate, and are subject to known and unknown risks and uncertainties, many of which are outside of our control. These risks and uncertainties could cause actual events or results to differ materially from our historical experience and management's present expectations or projections. These risks and uncertainties are discussed in our filings with the U.S. Securities and Exchange Commission, including this Annual Report on Form 10-K (including, but not limited to, *Part I, Item 1A. Risk Factors*), quarterly reports on Form 10-Q, and current reports on Form 8-K. Any forward-looking statement speaks only as of the date on which it is made. You are cautioned not to place undue reliance on any forward-looking statements. Except as required by law, we undertake no obligation to publicly update or release any revisions to these forward-looking statements to reflect any events or circumstances after the date of this quarterly report or to reflect the occurrence of unanticipated events, whether as a result of new information, future events, or otherwise.

Item 7A.   *Quantitative and Qualitative Disclosures about Market Risk.*

General

We are exposed to worldwide market risks that may impact our *Consolidated Balance Sheets*, *Consolidated Statements of Comprehensive Income*, *Consolidated Statements of Cash Flows,* and *Consolidated Statements of Stockholders' Equity* due primarily to changing interest and foreign exchange rates. We do not currently engage in significant commodity hedging transactions for raw materials. The following discussion provides additional information regarding our market risks.

Interest Rates

Interest rate fluctuations expose variable-rate debt of the organization to changes in interest expense and cash flows. As of August 31, 2025, our long-term debt consisted of fixed-rate senior unsecured notes and variable-rate borrowings on the term loan facility. A fluctuation in interest rates would not affect interest expense or cash flows related to the Company's fixed-rate debt. However, a 10% increase in market interest rates at August 31, 2025 would have decreased the estimated fair value of our senior unsecured notes by approximately $9.6 million. As of August 31, 2025, we had $400.0 million borrowings outstanding on our credit facility. A hypothetical increase in interest rates of 10% would increase the annual interest expense on this outstanding debt by approximately $2.2 million. See the *Debt and Lines of Credit* footnote of the *Notes to Consolidated Financial Statements* contained in this Form 10-K for additional information.

Foreign Exchange Rates

The majority of our net sales, expense, and capital purchases are transacted in U.S. dollars. Our primary exposure with respect to foreign exchange rate fluctuation exists due to the translation of foreign operations' results into U.S. Dollars, with our largest exposures in Mexico and Canada, and, to a lesser extent, in Europe. Based on fiscal 2025 performance, a hypothetical depreciation of 10% in the value of the Canadian dollar in relation to the U.S. dollar would negatively impact operating profit by approximately $3.0 million, while a hypothetical 10% appreciation in the value of the Canadian dollar in relation to the U.S. dollar would favorably impact operating profit by approximately $3.7 million. In addition to products and services sold in Mexico, a significant portion of the goods sold in the United States are manufactured in Mexico. A hypothetical 10% decrease in the value of the Mexican peso in relation to the U.S. dollar would favorably impact operating profit by approximately $23.0 million, while a hypothetical 10% increase in the value of the Mexican peso in relation to the U.S. dollar would negatively impact operating profit by approximately $28.1 million. The individual impacts to the operating profit of hypothetical currency fluctuations in the Canadian dollar and Mexican peso have been calculated assuming no changes to functional currency amounts and in isolation from any potential responses to address such exchange rate changes in our foreign markets.

Our exposure to foreign currency risk related to our operations in Europe is immaterial and has been excluded from this analysis.

Item 8.   *Financial Statements and Supplementary Data.*

Index to Consolidated Financial Statements

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
ACUITY INC.

The management of Acuity Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) promulgated under the Securities Exchange Act of 1934. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of August 31, 2025. In making this assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control-Integrated Framework (2013 Framework)*. Based on this assessment, management believes that, as of August 31, 2025, the Company's internal control over financial reporting is effective.

Management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of the acquired business of QSC, LLC ("QSC"), which is included in the Company's consolidated financial statements as of August 31, 2025 and for the period from the acquisition date of January 1, 2025 through August 31, 2025. As of August 31, 2025, QSC assets and net assets after excluding acquired goodwill and intangible assets constituted 7% of both the Company's consolidated total assets and net assets. For the year ended August 31, 2025, QSC net sales and pre-tax income constituted 10% of the Company's net sales and 4% of the Company's pre-tax income, respectively.

Ernst & Young LLP, the Company's independent registered public accounting firm, has issued an audit report on its audit of the Company's internal control over financial reporting. This report dated October 27, 2025 is included within this Form 10-K.

/s/ NEIL M. ASHE	/s/ KAREN J. HOLCOM
Neil M. Ashe **Chairman, President and** **Chief Executive Officer**	**Karen J. Holcom** **Senior Vice President and** **Chief Financial Officer**

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Acuity Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Acuity Inc. (the Company) as of August 31, 2025 and 2024, the related consolidated statements of comprehensive income, cash flows and stockholders' equity for each of the three years in the period ended August 31, 2025, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at August 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended August 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of August 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated October 27, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Acquisition of QSC, LLC – Valuation of Developed Technology

Description of the Matter	As discussed in Note 4 to the consolidated financial statements, the Company acquired QSC, LLC (QSC) on January 1, 2025, for cash consideration of approximately $1.2 billion. The Company accounted for the acquisition of QSC as a business combination. The acquisition date fair value of the acquired developed technology intangible assets was $434.0 million, substantially all of which was Q-SYS, an audio, video, and control platform.

Auditing the Company's accounting for the Q-SYS developed technology intangible asset was complex due to estimation uncertainty and subjectivity involved in the Company's determination of fair value. The Company determined the fair value of the Q-SYS developed technology intangible asset based on a multi-period excess earnings method income approach. The estimation uncertainty was primarily due to the sensitivity of the Q-SYS developed technology intangible asset fair value to underlying assumptions about the future performance of QSC. The significant assumptions used to estimate the fair value of the Q-SYS developed technology intangible asset were projected revenues and the discount rate. These significant assumptions include forward-looking considerations and were based on expectations of future economic and market conditions.

How We Addressed the Matter in Our Audit

We evaluated the design and tested the operating effectiveness of internal controls over the Company's estimation process supporting the fair value of Q-SYS developed technology intangible asset. For example, we tested management's review controls over the significant assumptions described above along with the completeness and accuracy of the data utilized in the fair value estimates.

Our audit procedures related to the estimated fair value of the Q-SYS developed technology intangible asset included, among others, evaluating the Company's selection of the valuation methodology, evaluating the significant assumptions described above and testing the completeness and accuracy of the underlying data supporting the significant assumptions. We involved our valuation specialists to assist with evaluating the methodology and significant assumptions used by management to determine the fair value estimates. We compared the significant assumptions to historical and current industry, market and economic trends, as well as historical results of QSC and guideline companies within the same industry.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2002.

Atlanta, Georgia
October 27, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Acuity Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Acuity Inc.'s internal control over financial reporting as of August 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Acuity Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of August 31, 2025, based on the COSO criteria.

As indicated in the accompanying Management's Report on Internal Control over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of QSC, LLC (QSC), which is included in the 2025 consolidated financial statements of the Company and constituted 7% of total assets and net assets, excluding the acquired value of goodwill and other intangible assets, as of August 31, 2025 and 10% and 4% of net sales and pre-tax income, respectively, for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of QSC.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of August 31, 2025 and 2024, the related consolidated statements of comprehensive income, cash flows and stockholders' equity for each of the three years in the period ended August 31, 2025, and the related notes and our report dated October 27, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Atlanta, Georgia
October 27, 2025

ACUITY INC.
CONSOLIDATED BALANCE SHEETS
(In millions, except per-share data)

	August 31,	
	2025	2024
ASSETS		
Current assets:		
Cash and cash equivalents	$ 422.5	$ 845.8
Accounts receivable, less reserve for doubtful accounts of $4.3 and $1.9, respectively	593.9	563.0
Inventories	526.7	387.6
Prepayments and other current assets	108.4	75.1
Total current assets	1,651.5	1,871.5
Property, plant, and equipment, net	343.2	303.9
Operating lease right-of-use assets	97.4	65.6
Goodwill	1,495.5	1,098.7
Intangible assets, net	1,099.0	440.5
Deferred income taxes	23.4	2.3
Other long-term assets	45.2	32.1
Total assets	$ 4,755.2	$ 3,814.6
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 454.5	$ 352.3
Current operating lease liabilities	23.3	19.2
Accrued compensation	110.0	110.1
Other current liabilities	258.0	206.3
Total current liabilities	845.8	687.9
Long-term debt	896.8	496.2
Long-term operating lease liabilities	84.3	58.1
Accrued pension liabilities	39.2	37.5
Deferred income taxes	24.9	26.0
Other long-term liabilities	139.3	130.1
Total liabilities	2,030.3	1,435.8
Commitments and contingencies (see *Commitments and Contingencies* footnote)		
Stockholders' equity:		
Preferred stock, $0.01 par value per share; 50.0 shares authorized; none issued	—	—
Common stock, $0.01 par value per share; 500.0 shares authorized; 54.9 and 54.6 issued, respectively	0.5	0.5
Paid-in capital	1,164.7	1,115.9
Retained earnings	4,285.8	3,909.8
Accumulated other comprehensive loss	(76.5)	(114.9)
Treasury stock, at cost — 24.2 and 23.8 shares, respectively	(2,649.6)	(2,532.5)
Total stockholders' equity	2,724.9	2,378.8
Total liabilities and stockholders' equity	$ 4,755.2	$ 3,814.6

The accompanying *Notes to Consolidated Financial Statements* are an integral part of these statements.

ACUITY INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In millions, except per-share data)

		Year Ended August 31,				
		2025		**2024**		**2023**
Net sales	$	4,345.6	$	3,841.0	$	3,952.2
Cost of products sold		2,267.1		2,059.3		2,239.0
Gross profit		2,078.5		1,781.7		1,713.2
Selling, distribution, and administrative expenses		1,484.9		1,228.4		1,212.9
Special charges		29.7		—		26.9
Operating profit		563.9		553.3		473.4
Other expense:						
Interest expense (income), net		22.0		(4.5)		18.9
Miscellaneous expense, net		41.7		9.2		7.8
Total other expense		63.7		4.7		26.7
Income before income taxes		500.2		548.6		446.7
Income tax expense		103.6		126.0		100.7
Net income	$	396.6	$	422.6	$	346.0
Earnings per share[1]:						
Basic earnings per share	$	12.85	$	13.68	$	10.88
Basic weighted average number of shares outstanding		30.859		30.885		31.806
Diluted earnings per share	$	12.53	$	13.44	$	10.76
Diluted weighted average number of shares outstanding		31.641		31.445		32.164
Dividends declared per share	$	0.66	$	0.58	$	0.52
Comprehensive income:						
Net income	$	396.6	$	422.6	$	346.0
Other comprehensive income (loss) items, net of tax:						
Foreign currency translation adjustments		10.8		(5.9)		8.5
Defined benefit plans, net of tax		27.6		3.6		4.7
Other comprehensive income (loss) items, net of tax		38.4		(2.3)		13.2
Comprehensive income	$	435.0	$	420.3	$	359.2

_____

[1] Earnings per share is calculated using unrounded numbers. Amounts in the table may not recalculate exactly due to rounding.

The accompanying *Notes to Consolidated Financial Statements* are an integral part of these statements.

ACUITY INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions)

		Year Ended August 31,				
		2025		**2024**		**2023**
Cash flows from operating activities:						
Net income	$	396.6	$	422.6	$	346.0
Adjustments to reconcile net income to cash flows from operating activities:						
Depreciation and amortization		133.1		91.1		93.2
Pension settlement loss		30.9		—		—
Share-based payment expense		45.1		46.6		42.0
Asset impairments		16.7		3.0		20.8
Deferred income taxes		(45.0)		(33.6)		(47.8)
Changes in operating assets and liabilities, net of acquisitions and divestitures:						
Accounts receivable		26.3		(8.7)		114.6
Inventories		(34.2)		(16.3)		115.2
Prepayments and other current assets		(14.3)		(3.0)		21.4
Accounts payable		64.4		66.2		(110.5)
Other operating activities		(18.2)		51.3		(16.8)
Net cash provided by operating activities		601.4		619.2		578.1
Cash flows from investing activities:						
Purchases of property, plant, and equipment		(68.4)		(64.0)		(66.7)
Acquisitions of businesses, net of cash acquired		(1,189.4)		—		(35.5)
Other investing activities		(22.9)		(1.1)		11.5
Net cash used for investing activities		(1,280.7)		(65.1)		(90.7)
Cash flows from financing activities:						
Repayments on credit facility, net of borrowings		—		—		(18.0)
Borrowings from term loan		600.0		—		—
Repayments of term loan borrowings		(200.0)		—		—
Repurchases of common stock		(118.5)		(88.7)		(266.6)
Proceeds from stock option exercises and other		28.4		13.5		2.7
Payments of taxes withheld on net settlement of equity awards		(24.6)		(11.1)		(14.2)
Dividends paid		(20.6)		(18.2)		(16.8)
Other financing activities		(9.3)		—		—
Net cash provided by (used for) financing activities		255.4		(104.5)		(312.9)
Effect of exchange rate changes on cash and cash equivalents		0.6		(1.7)		0.2
Net change in cash and cash equivalents		(423.3)		447.9		174.7
Cash and cash equivalents at beginning of year		845.8		397.9		223.2
Cash and cash equivalents at end of year	$	422.5	$	845.8	$	397.9
Supplemental cash flow information:						
Income taxes paid	$	151.8	$	155.7	$	147.2
Interest paid	$	40.5	$	24.4	$	27.9

The accompanying *Notes to Consolidated Financial Statements* are an integral part of these statements.

ACUITY INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In millions except per-share data)

| | Common Stock Outstanding | | | | | | |
	Shares[1]	Amount	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss Items	Treasury Stock, at cost	Total
Balance, August 31, 2022	32.5	$ 0.5	$1,036.3	$ 3,176.2	$ (125.8)	$(2,175.4)	$1,911.8
Net income	—	—	—	346.0	—	—	346.0
Other comprehensive income, net of tax	—	—	—	—	13.2	—	13.2
Share-based payment amortization, issuances, and cancellations	0.2	—	27.8	—	—	—	27.8
Employee stock purchase plan issuances	— *	—	1.5	—	—	—	1.5
Cash dividends of $0.52 per share paid on common stock	—	—	—	(16.8)	—	—	(16.8)
Stock options exercised	— *	—	1.2	—	—	—	1.2
Repurchases of common stock	(1.6)	—	—	—	—	(269.3)	(269.3)
Balance, August 31, 2023	31.1	0.5	1,066.8	3,505.4	(112.6)	(2,444.7)	2,015.4
Net income	—	—	—	422.6	—	—	422.6
Other comprehensive loss, net of tax	—	—	—	—	(2.3)	—	(2.3)
Share-based payment amortization, issuances, and cancellations	0.1	—	35.6	—	—	—	35.6
Employee stock purchase plan issuances	— *	—	1.5	—	—	—	1.5
Cash dividends of $0.58 per share paid on common stock	—	—	—	(18.2)	—	—	(18.2)
Stock options exercised	0.1	—	12.0	—	—	—	12.0
Repurchases of common stock	(0.5)	—	—	—	—	(87.8)	(87.8)
Balance, August 31, 2024	30.8	0.5	1,115.9	3,909.8	(114.9)	(2,532.5)	2,378.8
Net income	—	—	—	396.6	—	—	396.6
Other comprehensive income, net of tax	—	—	—	—	38.4	—	38.4
Share-based payment amortization, issuances, and cancellations	0.2	—	20.4	—	—	—	20.4
Employee stock purchase plan issuances	— *	—	1.9	—	—	—	1.9
Cash dividends of $0.66 per share paid on common stock	—	—	—	(20.6)	—	—	(20.6)
Stock options exercised	0.1	—	26.5	—	—	—	26.5
Repurchases of common stock	(0.4)	—	—	—	—	(117.1)	(117.1)
Balance, August 31, 2025	30.7	$ 0.5	$1,164.7	$ 4,285.8	$ (76.5)	$(2,649.6)	$2,724.9

_____

[1] Share activity and balances above calculated using rounded numbers.
* Represents shares of less than 0.1 million.

The accompanying *Notes to Consolidated Financial Statements* are an integral part of these statements.

Note 1 — Description of Business and Basis of Presentation

Acuity Inc. (referred to herein as "we," "our," "us," the "Company," or similar references) is a market-leading industrial technology company. Effective March 26, 2025, we changed our corporate name from Acuity Brands, Inc. to Acuity Inc. We use technology to solve problems in spaces, light, and more things to come. Through our two business segments, Acuity Brands Lighting ("ABL") and Acuity Intelligent Spaces ("AIS"), we design, manufacture, and bring to market products and services that make a valuable difference in people's lives. We achieve growth through the development of innovative new products and services, including lighting, lighting controls, building management solutions, and an audio, video, and control platform. We focus on customer outcomes and drive growth and productivity to increase market share and deliver superior returns. We look to aggressively deploy capital to grow the business and to enter attractive new verticals.

Acuity Brands Lighting Segment

Our mission at ABL is to provide sustainable and intelligent lighting solutions that enrich communities where people live, learn, work, and play. We bring this mission to life through our strategy, which is to increase product vitality, elevate service levels, use technology to improve and differentiate both our products and how we operate the business, and drive productivity. At ABL, our offering combines luminaires with advanced electronics. Our luminaires deliver performance and aesthetic appeal, while our electronics portfolio, featuring drivers and a leading controls platform, provides connectivity and functionality. ABL's portfolio of products includes, but is not limited to the following brands: Aculux™, American Electric Lighting®, Cyclone™, Dark to Light®, eldoLED®, Eureka®, Fresco™, Gotham®, Healthcare Lighting®, Holophane®, Hydrel®, IOTA®, Juno®, Lithonia Lighting®, Luminaire LED™, Luminis®, Mark Architectural Lighting™, Nightingale™, nLight®, Peerless®, RELOC® Wiring Solutions, and SensorSwitch™.

Customers of ABL are located in North America and select international markets that serve new construction, renovation and retrofit, and maintenance and repair applications. Our lighting solutions are sold primarily through a network of independent sales agencies, by internal sales representatives, through electrical distributors and consumer retailers, directly to large corporate accounts, and directly to original equipment manufacturer ("OEM") customers. Products are delivered directly from our manufacturing facilities or through a network of distribution centers.

Acuity Intelligent Spaces Segment

Our mission at AIS is to make spaces smarter, safer, and greener through our strategy of connecting the edge with the cloud using disruptive technologies. Through Atrius®, Distech Controls®, and QSC®, we are driving productivity for people who own and manage a space and for the people who utilize a space. Atrius makes data in a space accessible, usable, and actionable. Our data platform and cloud applications for building performance and spatial intelligence aim to maximize occupant and owner experiences. Our Distech Controls intelligent Building Management Systems ("BMS") provide management of a space through controls, sensors, and software. Our open technology includes products for heating, ventilation, and air conditioning ("HVAC"), refrigeration, lighting, shades, and building access that prioritize end-user outcomes. Q-SYS, our full-stack audio, video, and control platform, unifies data, devices, and a cloud-first architecture to deliver real-time action, experiences, and insights. QSC Audio includes audio technology that enhances experiences for live entertainers and sound reinforcement professionals.

AIS goes to market primarily through system integrators. Key customer verticals include retail stores, airports, universities, enterprise campuses, sports venues, themed entertainment, and hospitality, among many other broad applications throughout North America, Europe, and other select international locations.

Basis of Presentation

We have prepared the *Consolidated Financial Statements* in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") to present the financial position, results of operations, and cash flows of Acuity Inc. and its wholly-owned subsidiaries.

Note 2 — Significant Accounting Policies

Principles of Consolidation

The *Consolidated Financial Statements* include the accounts of Acuity Inc. and its wholly-owned subsidiaries after elimination of intercompany transactions and accounts.

Use of Estimates

The preparation of financial statements and related disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Refer to the *Revenue Recognition* footnote of the *Notes to Consolidated Financial Statements* for information related to our revenue recognition accounting policies.

Cash and Cash Equivalents

Cash in excess of daily requirements may be invested in time deposits and marketable securities and is included in the accompanying balance sheets at fair value. We consider time deposits and marketable securities with an original maturity of three months or less when purchased to be cash equivalents.

Accounts Receivable

We record accounts receivable at net realizable value. This value includes a reserve for doubtful accounts to reflect our estimate of expected credit losses over the contractual terms of our receivables. Our estimation of current expected credit losses reflects our considerations of historical write-offs, an analysis of past due accounts based on the contractual terms of the receivables, and the economic status of customers, if known. We additionally consider the impact of general economic conditions, including construction spending, unemployment rates, and macroeconomic growth, on our customers' future ability to meet their obligations. We believe that the reserve is sufficient to cover uncollectible amounts; however, there can be no assurance that unanticipated future business conditions of customers will not have a negative impact on our results of operations, financial condition, or cash flows.

Concentrations of Credit Risk

Concentrations of credit risk with respect to receivables, which are typically unsecured, are generally limited due to the wide variety of customers and markets using our products and services as well as their dispersion across many different geographic areas. No single customer accounted for more than 10% of receivables at August 31, 2025 or August 31, 2024. No single customer accounted for more than 10% of net sales in fiscal 2025, 2024, or 2023.

Reclassifications

We may reclassify certain prior period amounts to conform to the current year presentation. No material reclassifications occurred during the current period.

Inventories

Inventories include materials, direct labor, inbound freight, customs, duties, tariffs, and related manufacturing overhead. Inventories are stated on a first-in, first-out basis at the lower of cost and net realizable value and consist of the following as of the dates presented (in millions):

	August 31,	
	2025	**2024**
Raw materials, supplies, and work in process[1]	$ 246.8	$ 222.1
Finished goods	306.7	191.1
Inventories excluding reserves	553.5	413.2
Less: Reserves	(26.8)	(25.6)
Total inventories	$ 526.7	$ 387.6

_____

[1] Due to the immaterial amount of estimated work in process and the short lead times for the conversion of raw materials to finished goods, we do not believe the segregation of raw materials and work in process is meaningful information.

We review inventory quantities on hand and record a provision for excess or obsolete inventory primarily based on estimated future demand and current market conditions. Although our historical experience related to demand and market conditions have been within expectations, a significant change in customer demand, market conditions, or technology could render certain inventory obsolete and thus could have a material adverse impact on our operating results in the period the change occurs. The following table summarizes the changes in our inventory reserves for the periods presented (in millions):

	Year Ended August 31,		
	2025	**2024**	**2023**
Beginning balance	$ 25.6	$ 25.8	$ 30.9
Additions to reserve	11.9	10.9	16.2
Disposals of reserved inventory	(10.4)	(11.0)	(20.6)
Foreign currency translation adjustments	(0.3)	(0.1)	(0.7)
Ending balance	$ 26.8	$ 25.6	$ 25.8

Assets Held for Sale

We classify assets as held for sale when a plan for disposal is developed and approved, the asset is available for immediate sale, an active program to locate a buyer at a price reasonable in relation to current fair value is initiated, and transfer of the asset is expected to be completed within one year. We cease the depreciation and amortization of the assets when all of these criteria have been met and generally reflect balances within *Prepayments and other current assets* on our *Consolidated Balance Sheets*.

As of August 31, 2025, one of our assets with a carrying value of $5.5 million met the criteria to be classified as held for sale. This asset is reflected within *Prepayments and other current assets* on our *Consolidated Balance Sheets* as of August 31, 2025. See the *Fair Value Measurement* footnote of the *Notes to Consolidated Financial Statements* for further details.

We did not have any assets classified as held for sale at August 31, 2024.

Goodwill and Other Intangibles

The changes in the carrying amount of goodwill during the periods presented by segment are summarized as follows (in millions):

	ABL	AIS	Total
Balance as of August 31, 2023	$ 1,014.4	$ 83.5	$ 1,097.9
Foreign currency translation adjustments	0.7	0.1	0.8
Balance as of August 31, 2024	1,015.1	83.6	1,098.7
Additions from acquired businesses	—	394.6	394.6
Foreign currency translation adjustments	0.9	1.3	2.2
Balance as of August 31, 2025	$ 1,016.0	$ 479.5	$ 1,495.5

Through multiple acquisitions, we acquired definite-lived intangible assets that are amortized over their estimated useful lives as well as indefinite-lived intangible assets, which consist of trade names that are expected to generate cash flows indefinitely. Significant estimates and assumptions were used to determine the initial fair value of these acquired intangible assets, including, but not limited to, estimated future short-term and long-term net sales and profitability, customer attrition rates, royalty rates, and discount rates. The increase in definite-lived intangible assets in the current fiscal year was due primarily to acquisitions. Refer to the *Acquisitions and Divestitures* footnote of the *Notes to Consolidated Financial Statements* for further information. Certain of our intangible assets are attributable to foreign operations and are impacted by currency translation due to movements in foreign currency rates year over year. Summarized information for our intangible assets is as follows as of the dates presented (in millions):

	August 31,			
	2025		2024	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Definite-lived intangible assets:				
Developed technology and patents	$ 616.7	$ (170.5)	$ 157.5	$ (133.3)
Trademarks and trade names	176.9	(29.0)	45.5	(20.5)
Distribution networks	61.8	(53.7)	61.8	(51.6)
Customer relationships	571.1	(206.9)	428.6	(180.1)
Total definite-lived intangible assets	$ 1,426.5	$ (460.1)	$ 693.4	$ (385.5)
Indefinite-lived trade names	$ 132.6		$ 132.6	

We recorded amortization expense of $76.5 million, $39.7 million, and $42.1 million related to acquired intangible assets during fiscal 2025, 2024, and 2023, respectively. Amortization expense is generally recorded on a straight-line basis.

The following table summarizes the expected amortization expense for the next five fiscal years (in millions):

Fiscal Year	August 31, 2025
2026	$ 91.7
2027	90.2
2028	85.7
2029	84.8
2030	81.9

Impairment Analyses

We test goodwill and indefinite-lived intangible assets for impairment on an annual basis as of the first date of our fourth fiscal quarter (June 1) or more frequently if facts and circumstances indicate an asset is more likely than not impaired, as required by Accounting Standards Codification ("ASC") Topic 350, *Intangibles—Goodwill and Other* ("ASC 350"). ASC 350 allows for an optional qualitative analysis for goodwill and indefinite-lived intangible assets to determine the likelihood of impairment. If the qualitative review results in a more likely than not probability of impairment, a quantitative analysis is required. The qualitative step may be bypassed entirely in favor of a quantitative test.

Goodwill

As of June 1, 2025, the current fiscal year testing date, we performed a qualitative analysis to assess the fair value of our reporting units as prescribed by ASC 350. Our qualitative analysis considered and assessed external factors for each reporting unit such as macroeconomic, industry, cost, and market conditions as well as Company-specific factors, including but not limited to, our actual and planned financial performance. Based on the results of our analysis, we determined there was not a more likely than not probability of impairment for each of our reporting units. Thus, no quantitative test was required for our $1.5 billion of goodwill.

In fiscal 2024, we performed a qualitative analysis to assess the fair value of our reporting units as prescribed by ASC 350. Our qualitative analysis considered and assessed external factors for each reporting unit such as macroeconomic, industry, cost, and market conditions as well as Company-specific factors, including but not limited to, our actual and planned financial performance. Based on the results of our analysis, we determined there was not a more likely than not probability of impairment for each of our reporting units. Thus, no quantitative test was required for our $1.1 billion of goodwill.

In fiscal 2023, we used a quantitative analysis to calculate the fair value of our reporting units using a combination of discounted future cash flows and relevant market multiples. The analysis for goodwill did not result in an impairment charge during fiscal 2023.

Indefinite-Lived Intangibles

As of June 1, 2025, the current fiscal year testing date, we held eight indefinite-lived intangible assets with an aggregate carrying value of $132.5 million. For fiscal 2025, we performed a qualitative analysis to assess our indefinite-lived intangible assets for impairment. Our qualitative analysis considered and assessed external factors such as macroeconomic, industry, cost, and market conditions as well as asset-specific factors, such as each trade name's actual and planned financial performance. Based on the results of our analysis, we determined there was not a more likely than not probability of impairment for all of the indefinite-lived intangible assets, and no quantitative test for these assets was required.

As of June 1, 2024, the current fiscal year testing date, we held eight indefinite-lived intangible assets with an aggregate carrying value of $135.5 million. For fiscal 2024, we performed a qualitative analysis to assess our indefinite-lived intangible assets for impairment. Our qualitative analysis considered and assessed external factors such as macroeconomic, industry, cost, and market conditions as well as asset-specific factors, such as each trade name's actual and planned financial performance. Based on the results of our analyses, we determined there was not a more likely than not probability of impairment for seven of the indefinite-lived intangible assets, and no quantitative test for these assets was required.

In the fourth quarter of fiscal 2024, management committed to a plan to rebrand certain products in ABL's portfolio. We determined this plan adversely impacted one trade name. Therefore, we performed a quantitative analysis to compare the fair value of this trade name with its carrying value. We estimated the fair value of this indefinite-lived trade name using the relief-from-royalty method, a fair value model based on discounted future cash flows. Our assumptions in valuing the trade name primarily reflected a projected decline in revenues generated by the trade name due to management's planned reduction in future use of the asset. We additionally considered other inputs, including theoretical royalty rates and discount rates, in valuing the asset. Based on the results of the indefinite-lived intangible asset analyses for fiscal 2024, we recorded an impairment charge of $3.0 million for one indefinite-lived trade name asset within *Selling, distribution, and administrative expenses* in the *Consolidated Statements of Comprehensive Income* related to our ABL segment. Any reasonably likely change in the assumptions used in the analysis for the trade name would not be material to the impairment charge recorded or to our financial conditions or results of operations.

In fiscal 2023, we recorded an impairment charge of $14.0 million for six trade names within *Special charges* in the *Consolidated Statements of Comprehensive Income* related to our ABL segment. We also determined five of these trade names no longer had indefinite lives. These trade names were classified as definite-lived as of June 1, 2023 and are amortized over 15 years. The impairment analyses for fiscal 2023 of the other seven indefinite-lived intangible assets indicated that their fair values exceeded their carrying values.

Other Long-Term Assets

Other long-term assets consist of the following items whose economic benefits are expected to be realized greater than one year from the dates presented (in millions):

	August 31,	
	2025	**2024**
Deferred costs and other assets[1] [2]	$ 30.4	$ 12.1
Investments in debt and equity securities	5.1	6.7
Pension plans in which plan assets exceed benefit obligation	9.7	13.3
Total other long-term assets	$ 45.2	$ 32.1

---

[1] Estimated recoveries of warranty costs, net of estimated credit losses, expected to be recovered greater than one year from the respective balance sheet dates are included in this category.

[2] Included within this category are company-owned life insurance investments. We maintain life insurance policies on 48 former employees primarily to satisfy obligations under certain deferred compensation plans. These company-owned life insurance policies are presented net of loans that are secured by these policies. This program is frozen, and no new policies were issued in the three-year period ended August 31, 2025.

Other Current Liabilities

Other current liabilities consist of the following as of the dates presented (in millions):

	August 31,	
	2025	**2024**
Customer incentive programs[1]	$ 46.5	$ 35.3
Refunds to customers[1]	31.7	28.2
Current deferred revenues[1]	21.4	17.4
Sales commissions	30.8	35.3
Freight costs	13.3	18.1
Product warranty costs[2]	29.4	28.4
Tax-related items[3]	25.3	7.1
Interest on long-term debt[4]	3.8	2.3
Other	55.8	34.2
Total other current liabilities	$ 258.0	$ 206.3

[1] Refer to the *Revenue Recognition* footnote of the *Notes to Consolidated Financial Statements* for additional information.
[2] Refer to the *Commitments and Contingencies* footnote of the *Notes to Consolidated Financial Statements* for additional information.
[3] Includes accruals for income, property, sales and use, and value added taxes.
[4] Refer to the *Debt and Lines of Credit* footnote of the *Notes to Consolidated Financial Statements* for additional information.

Other Long-Term Liabilities

Other long-term liabilities consist of the following as of the dates presented (in millions):

	August 31,	
	2025	**2024**
Deferred compensation and postretirement benefits other than pensions[1]	$ 51.6	$ 47.2
Deferred revenues[2]	38.0	41.5
Unrecognized tax position liabilities, including interest[3]	20.9	25.7
Product warranty costs[4]	14.7	9.1
Other	14.1	6.6
Total other long-term liabilities	$ 139.3	$ 130.1

[1] We maintain several non-qualified retirement plans for the benefit of eligible employees, primarily deferred compensation plans. The deferred compensation plans provide for elective deferrals of an eligible employee's compensation and, in some cases, matching contributions by the organization. We maintain life insurance policies on certain former officers and other key employees as a means of satisfying a portion of these obligations.
[2] Refer to the *Revenue Recognition* footnote of the *Notes to Consolidated Financial Statements* for additional information.
[3] Refer to the *Income Taxes* footnote of the *Notes to Consolidated Financial Statements* for additional information.
[4] Refer to the *Commitments and Contingencies* footnote of the *Notes to Consolidated Financial Statements* for additional information.

Shipping and Handling Fees and Costs

We include shipping and handling fees billed to customers in *Net sales* in the *Consolidated Statements of Comprehensive Income*. Refer to the *Revenue Recognition* footnote of the *Notes to Financial Statements* for further information.

When a product is sold, the associated shipping and handling costs are recorded in the *Consolidated Statements of Comprehensive Income* based on their function. Costs associated with inbound freight and freight between manufacturing facilities and distribution centers are generally recorded in *Cost of products sold.* Other shipping and handling costs, which primarily include amounts incurred to transfer finished goods to a customer's desired location, are included in *Selling, distribution, and administrative expenses* and totaled $141.1 million, $134.2 million, and $141.7 million in fiscal 2025, 2024, and 2023, respectively.

Share-based Payments

We account for stock options, restricted stock, performance stock units, and stock units representing certain deferrals into the Nonemployee Director Deferred Compensation Plan (referred to as the "Director Plan" and discussed further in the *Share-based Payments* footnote) based on their grant-date fair values estimated under the provisions of ASC Topic 718, *Compensation—Stock Compensation* ("ASC 718").

We generally recognize compensation cost for share-based payment transactions on a straight-line basis over an award's requisite service period as defined by ASC 718. We apply the accelerated attribution method in certain circumstances, such as when a performance stock unit is subject to graded vesting. For awards subject to a market condition, we consider both actual and derived service periods, as well as the expected performance period, to determine the appropriate compensation recognition method.

We have recorded share-based payment expense, net of estimated forfeitures, in *Selling, distribution, and administrative expenses* in the *Consolidated Statements of Comprehensive Income*. Share-based payment expense includes expense related to restricted stock, performance stock units, options issued, and stock units deferred into the Director Plan. We recorded $45.1 million, $46.6 million, and $42.0 million of share-based payment expense for the years ended August 31, 2025, 2024, and 2023, respectively. The total income tax benefit recognized for share-based payment expense was $12.2 million, $8.3 million, and $7.2 million for the years ended August 31, 2025, 2024, and 2023, respectively.

Excess tax benefits and/or expense related to share-based payment awards are reported within *Income tax expense* on the *Consolidated Statements of Comprehensive Income*. We recognized net excess tax benefits related to share-based payment cost of $6.0 million, $1.5 million, and $1.5 million for the years ended August 31, 2025, 2024, and 2023, respectively.

See the *Share-based Payments* footnote of the *Notes to Consolidated Financial Statements* for more information.

Property, Plant, and Equipment

Property, plant, and equipment is initially recorded at cost and depreciated principally on a straight-line basis using estimated useful lives of plant and equipment (3 to 40 years for buildings and related improvements and 2 to 15 years for machinery, equipment, and information technology) for financial reporting purposes. Accelerated depreciation methods are used for income tax purposes. Leasehold improvements are amortized over the shorter of the life of the lease or the estimated useful life of the improvement. Land is not depreciated. Depreciation expense amounted to $56.6 million, $51.4 million, and $51.1 million during fiscal 2025, 2024, and 2023, respectively. The balance of property, plant, and equipment consists of the following as of the dates presented (in millions):

	August 31,	
	2025	**2024**
Land	$ 22.2	$ 22.3
Buildings and leasehold improvements	235.3	218.7
Machinery, equipment, and information technology	839.4	758.7
Total property, plant, and equipment, at cost	1,096.9	999.7
Less: Accumulated depreciation and amortization	(753.7)	(695.8)
Property, plant, and equipment, net	$ 343.2	$ 303.9

Research and Development

Research and development ("R&D") expense consists of compensation, payroll taxes, employee benefits, materials, supplies, and other administrative costs, but it does not include all new or enhanced product development costs. R&D expense is expensed as incurred and is included in *Selling, distribution, and administrative expenses* in our *Consolidated Statements of Comprehensive Income*. R&D expense amounted to $140.2 million, $102.3 million, and $97.1 million during fiscal 2025, 2024, and 2023, respectively.

Advertising

Advertising costs are expensed as incurred and are included within *Selling, distribution, and administrative expenses* in our *Consolidated Statements of Comprehensive Income*. These costs totaled $29.2 million, $20.1 million, and $21.9 million during fiscal 2025, 2024, and 2023, respectively.

Other Expense

The following table summarizes the components of *Other expense* during the periods presented (in millions):

		Year Ended August 31,			
		2025		**2024**	**2023**
Interest expense (income), net:					
Interest expense[1]	$	42.5	$ 25.3	$	27.9
Interest income[2]		(20.5)	(29.8)		(9.0)
Interest expense (income), net		22.0	(4.5)		18.9
Miscellaneous expense, net					
Non-service components of net periodic pension cost[3]		34.9	4.5		5.0
Foreign currency transaction losses (gains)		1.1	5.3		(8.4)
Loss on sale of business[4]		—	—		11.2
Other items		5.7	(0.6)		—
Miscellaneous expense, net		41.7	9.2		7.8
Other expense	$	63.7	$ 4.7	$	26.7

_____

[1] Consists primarily of interest expense on long-term debt, line of credit borrowings, and loans that are secured by and presented net of company-owned life insurance policies on our *Consolidated Balance Sheets*.

[2] Certain cash and cash equivalents are held in interest-bearing accounts.

[3] We recorded a settlement loss charge due to pension de-risking activities in fiscal 2025. Refer to the *Pensions and Defined Contribution Plans* footnote of the *Notes to Consolidated Financial Statements* for further details.

[4] We recorded a loss on the sale of our Sunoptics prismatic skylights business in fiscal 2023. Refer to the *Acquisitions and Divestitures* footnote of the *Notes to Consolidated Financial Statements* for further details.

Income Taxes

We are taxed at statutory corporate rates after adjusting income reported for financial statement purposes for certain items that are treated differently for income tax purposes. Deferred income tax expenses or benefits result from changes during the year in cumulative temporary differences between the tax basis and book basis of assets and liabilities. Refer to the *Income Taxes* footnote of the *Notes to Consolidated Financial Statements* for additional information.

Foreign Currency Translation

The functional currency for foreign operations is generally the local currency where the foreign operations are domiciled. The translation of foreign currencies into U.S. dollars is performed for asset and liability accounts using exchange rates in effect at the balance sheet dates and for revenue and expense accounts using a weighted average exchange rate each month during the year. The gains or losses resulting from the balance sheet translation are included in *Foreign currency translation adjustments* in the *Consolidated Statements of Comprehensive Income* and are excluded from net income.

Comprehensive Income

Comprehensive income represents a measure of all changes in equity that result from recognized transactions and other economic events other than transactions with owners in their capacity as owners. *Other comprehensive income (loss)* items includes foreign currency translation and pension adjustments.

The following table presents the changes in each component of accumulated other comprehensive loss net of tax during the periods presented (in millions):

	Foreign Currency Items	Defined Benefit Pension Plans	Accumulated Other Comprehensive Loss Items
Balance as of August 31, 2023	$ (65.0)	$ (47.6)	$ (112.6)
Other comprehensive (loss) income before reclassifications	(5.9)	1.0	(4.9)
Amounts reclassified from accumulated other comprehensive loss[1]	—	2.6	2.6
Net current period other comprehensive (loss) income	(5.9)	3.6	(2.3)
Balance as of August 31, 2024	(70.9)	(44.0)	(114.9)
Other comprehensive income before reclassifications	10.8	2.1	12.9
Amounts reclassified from accumulated other comprehensive loss[1]	—	25.5	25.5
Net current period other comprehensive income	10.8	27.6	38.4
Balance as of August 31, 2025	$ (60.1)	$ (16.4)	$ (76.5)

[1] The before tax amounts of the defined benefit pension plan items are included in net periodic pension cost. See the *Pension and Defined Contribution Plans* footnote for additional details.

The following table presents the tax expense or benefit allocated to each component of other comprehensive income (loss) during the periods presented (in millions):

	Year Ended August 31,								
	2025			**2024**			**2023**		
	Before Tax Amount	Tax (Expense) or Benefit	Net of Tax Amount	Before Tax Amount	Tax (Expense) or Benefit	Net of Tax Amount	Before Tax Amount	Tax (Expense) or Benefit	Net of Tax Amount
Foreign currency translation adjustments	$ 10.8	$ —	$ 10.8	$ (5.9)	$ —	$ (5.9)	$ 8.5	$ —	$ 8.5
Defined benefit pension plans:									
Actuarial amounts	2.8	(0.7)	2.1	1.4	(0.4)	1.0	0.4	—	0.4
Amortization of defined benefit pension items:									
Prior service cost	0.1	—	0.1	0.1	—	0.1	2.6	(0.6)	2.0
Actuarial losses	2.6	(0.7)	1.9	3.3	(0.8)	2.5	3.0	(0.7)	2.3
Settlement losses	30.9	(7.4)	23.5	—	—	—	—	—	—
Total defined benefit plans, net	36.4	(8.8)	27.6	4.8	(1.2)	3.6	6.0	(1.3)	4.7
Other comprehensive income (loss)	$ 47.2	$ (8.8)	$ 38.4	$ (1.1)	$ (1.2)	$ (2.3)	$ 14.5	$ (1.3)	$ 13.2

Note 3 — New Accounting Pronouncements

Accounting Standards Adopted in Fiscal 2025

Accounting Standards Update ("ASU") 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ("ASU 2023-07")

In November 2023, the Financial Accounting Standards Board ("FASB") issued ASU 2023-07, which expands reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendments in the ASU require that a public entity disclose, on an annual and interim basis, significant segment expenses that are regularly provided to an entity's chief operating decision maker ("CODM"), a description of other segment items by reportable segment, and any additional measures of a segment's profit or loss used by the CODM when deciding how to allocate resources. Annual disclosures are required for fiscal years beginning after December 15, 2023 or our fiscal 2025. Interim disclosures are required for periods within fiscal years beginning after December 15, 2024, or our fiscal 2026. We adopted ASU 2023-07 for the year ended August 31, 2025. We applied the enhanced disclosure requirements retrospectively to all periods presented. Refer to the *Segment Information* footnote of the *Notes to Consolidated Financial Statements* for additional details.

Accounting Standards Yet to Be Adopted

ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Topic 220): Disaggregation of Income Statement Expenses ("ASU 2024-03")

In November 2024, the FASB issued ASU 2024-03, which requires public entities to disaggregate specific types of expenses, including disclosures for purchases of inventory, employee compensation, depreciation, and intangible asset amortization, as well as selling expenses. Annual disclosures are required for fiscal years beginning after December 15, 2026, or our fiscal 2028. Interim disclosures are required for periods within fiscal years beginning after December 15, 2027, or our fiscal 2029. Early adoption is permitted. Prospective application is required, and retrospective application is permitted. We are currently assessing the impact of the requirements on our consolidated financial statements and disclosures.

ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures ("ASU 2023-09")

In December 2023, the FASB issued ASU 2023-09, which expands annual income tax disclosure requirements to include additional information related to the rate reconciliation of our effective tax rates to statutory rates as well as additional disaggregation of taxes paid. The amendments in the ASU also remove disclosures related to certain unrecognized tax benefits and deferred taxes. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, or our fiscal 2026. The amendments may be applied prospectively or retrospectively, and early adoption is permitted. We are currently assessing the impact of the requirements on our consolidated financial statements and disclosures.

All other newly issued accounting pronouncements not yet effective have been deemed either immaterial or not applicable.

Note 4 — Acquisitions and Divestitures

Acquisitions

The following discussion relates to fiscal 2025 and 2023 acquisitions. There were no material acquisitions during fiscal 2024.

Fiscal 2025 Acquisitions

QSC, LLC

On January 1, 2025, we acquired all of the equity interests of QSC, LLC ("QSC"), a leader in the design, engineering, and manufacturing of audio, video, and control solutions and services, for $1.2 billion in cash. This acquisition expands AIS into a cloud-manageable audio, video, and control platform that includes controls, sensors, and software with broad applications across multiple end-markets including education, commercial, hospitality, government, healthcare, and transportation. We funded the transaction using cash on hand and proceeds from our indebtedness. See *Debt and Lines of Credit* footnote of the *Notes to Consolidated Financial Statements* for further details on our outstanding borrowings.

We accounted for the acquisition of QSC in accordance with ASC Topic 805, *Business Combinations* ("ASC 805"). Acquired assets and liabilities were recorded at their estimated acquisition-date fair values. Acquisition-related professional fees were expensed as incurred for $23.8 million for the year ended August 31, 2025. These costs were recorded in *Selling, distribution, and administrative expenses* on the *Consolidated Statements of Comprehensive Income* and were reflected in our unallocated corporate amounts.

The following table outlines the preliminary fair values of the assets and liabilities obtained in connection with the QSC acquisition as of January 1, 2025 (in millions):

	Purchase Price Allocation
Consideration transferred:	
Cash consideration	$ 1,240.7
Identifiable assets:	
Intangible assets	713.9
Inventories	101.9
Property, plant, and equipment	28.4
Operating lease right-of-use assets	24.2
Accounts receivable	55.7
Cash and cash equivalents	51.3
Other assets	45.8
Total identifiable assets	1,021.2
Liabilities assumed:	
Accounts payable	32.6
Operating lease liabilities	24.2
Deferred tax liabilities	17.6
Other liabilities	100.7
Total liabilities assumed	175.1
Total identifiable net assets	846.1
Goodwill	$ 394.6

The estimated fair values and estimated useful lives of identifiable intangible assets as of January 1, 2025 are as follows:

	Weighted Average Useful Life (Years)	Fair Value (in millions)	
Developed technology and patents[1]	10	$	434.0
Customer relationships	19		145.0
Trademarks	18		133.0
Other	1		1.9
Total identifiable intangible assets	13	$	713.9

[1] Substantially all of the the developed technology intangible assets relates to Q-SYS, an audio, video, and control platform.

Assets and liabilities for QSC are reflected in the *Consolidated Balance Sheets* as of August 31, 2025. The preliminary goodwill is recorded in the AIS segment, and it is primarily comprised of benefits related to expanding AIS' technology and audio, video, and control solution product portfolios. Approximately $350.0 million of the preliminary goodwill is expected to be deductible for tax purposes.

Amounts recorded for acquired assets and liabilities are deemed to be provisional until disclosed otherwise, as we continue to gather information related to the identification and valuation of acquired assets and liabilities. These amounts are expected to change as we finalize the allocation. The primary areas of the preliminary acquisition accounting that are not yet finalized relate to income taxes and residual goodwill. The final determination of acquisition-date fair values will be completed as soon as practicable, and within the measurement period of up to one year from the acquisition date as permitted under U.S. GAAP. Any adjustments to provisional amounts that are identified during the measurement period will be recorded in the reporting period in which the adjustment is determined.

We recorded measurement period adjustments to goodwill during fiscal 2025 of $31.1 million, primarily for updated amounts of consideration transferred for the purchase of QSC, additional information obtained related to the fair values of identified intangible assets, including the useful lives of those assets, and additional information obtained regarding acquired tax-related assets and liabilities. We additionally recorded cumulative catch-up amortization of $6.9 million during our fourth quarter of fiscal 2025 related to measurement period adjustments for acquired intangible assets. Other measurement period adjustments, including the income statement impact to prior period results, were not material.

The operating results of QSC have been included in our consolidated financial statements since the date of acquisition. The following table provides the amount of QSC net sales and net income included within our consolidated financial statements since the acquisition date (in millions):

	Year Ended August 31, 2025	
Net sales	$	428.6
Net income[1]		14.4

[1] Net income for the year ended August 31, 2025 includes preliminary pre-tax nonrecurring acquisition date fair value adjustments to inventory of $29.6 million and amortization of acquired intangible assets of $42.1 million.

We have included unaudited pro forma financial information to show the impacts of the QSC acquisition to our consolidated results assuming the acquisition closed as of the first day of our prior fiscal year. The unaudited pro forma information is not necessarily indicative of our results of operations had the acquisition been completed on this date, neither is it necessarily indicative of our future results. Amounts in the table below combine our previously reported results with QSC's results for the corresponding periods as well as adjustments for purchase accounting, accounting policy alignments, changes to our capital structure, including additional interest expense associated with borrowings to fund the acquisition, and other nonrecurring items that were incurred in connection with the acquisition, assuming they occurred as of September 1, 2023 (in millions):

	Year Ended August 31,	
	2025	**2024**
Revenue	$ 4,546.3	$ 4,376.1
Net income[1]	436.0	355.7

_____

[1] Pro forma net income for the year ended August 31, 2024 includes preliminary pre-tax nonrecurring acquisition date fair value adjustments to inventory of $29.6 million and acquisition-related costs of $23.8 million. We did not have any other significant nonrecurring pro forma adjustments directly attributable to the acquisition.

M3 Innovation, LLC

On May 1, 2025, we acquired certain assets of M3 Innovation, LLC ("M3 Innovation"), a sports lighting startup that uses innovative technology to lower the overall cost of the installation and operation of sports lighting solutions. The assets have been included in ABL's financial results since the date of acquisition and did not have a material impact to our consolidated financial condition, results of operations, or cash flows.

Fiscal 2023 Acquisitions

KE2 Therm Solutions, Inc.

On May 15, 2023, using cash on hand, we acquired all of the equity interests of KE2 Therm Solutions, Inc. ("KE2 Therm"). KE2 Therm develops and provides intelligent refrigeration control solutions that deliver the precision of digital controls to promote safety, efficiency, and reliability, while delivering cost savings to the customer. This acquisition expanded AIS's technology and controls product portfolio and reached new customers.

We accounted for the acquisition of KE2 Therm in accordance with ASC 805. We finalized the acquisition accounting for the KE2 Therm acquisition during the third quarter of fiscal 2024. There were no material measurement period adjustments during fiscal 2024.

Acquired assets and liabilities were recorded at their estimated acquisition-date fair values. Acquisition-related costs were expensed as incurred and were not material to our financial statements. The aggregate purchase price of this acquisition reflects goodwill within the AIS segment of $15.0 million, which is not deductible for tax purposes. The goodwill was comprised of expected benefits related to expanding AIS's technology and controls product portfolio as well as the trained workforce acquired with these businesses and expected synergies from combining KE2 Therm with our current businesses.

We additionally recorded gross intangible assets of $18.0 million, which reflects estimates for definite-lived intangibles with an estimated weighted average useful life of approximately 15 years.

The operating results of KE2 Therm have been included in our financial statements since the date of acquisition and are not material to our consolidated financial condition, results of operations, or cash flows.

Divestitures

There were no divestitures during fiscal 2025 or 2024. The following discussion relates to fiscal year 2023 activities.

We sold our Sunoptics prismatic skylights business in November 2022. We transferred assets with a total carrying value of $15.1 million, which primarily consisted of intangibles with definite lives, inventories, and allocated goodwill from the ABL segment. We recognized a pre-tax loss on the sale of $11.2 million within *Miscellaneous expense, net* on the *Consolidated Statements of Comprehensive Income*. Additionally, during fiscal 2023 we recorded impairment charges for certain retained assets as well as associate severance and other costs related to the sale. These items are included within *Special charges* on the *Consolidated Statements of Comprehensive Income*. See the *Special Charges* footnote of the *Notes to Consolidated Financial Statements* for further details.

Note 5 — Fair Value Measurements

We determine fair value measurements based on the assumptions a market participant would use in pricing an asset or liability. ASC Topic 820, *Fair Value Measurement* ("ASC 820"), establishes a three-level hierarchy that distinguishes between market participant assumptions based on (i) unadjusted quoted prices for identical assets or liabilities in an active market (Level 1), (ii) quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability (Level 2), and (iii) prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement (Level 3).

We utilize valuation methodologies to determine the fair values of our financial assets and liabilities in conformity with the concepts of "exit price" and the fair value hierarchy as prescribed in ASC 820. All valuation methods and assumptions are validated at least quarterly to ensure the accuracy and relevance of the fair values. There were no material changes to the valuation methods or assumptions used to determine fair values during the current period. No transfers between the levels of the fair value hierarchy occurred during the current fiscal period. In the event of a transfer in or out of a level within the fair value hierarchy, the transfers would be recognized on the date of occurrence. We may from time to time be required to remeasure the carrying value of certain assets and liabilities to fair value on a nonrecurring basis. Such adjustments typically arise if we determine that certain of our assets are impaired.

Financial Instruments Recorded at Fair Value

The following table summarizes balances and the fair value hierarchy level of our financial instruments recorded at fair value on a recurring basis as of the dates presented (in millions):

	August 31,							
	2025				**2024**			
	Level 1	**Level 2**	**Level 3**	**Total**	**Level 1**	**Level 2**	**Level 3**	**Total**
Cash and cash equivalents	$ 422.5	$ —	$ —	$ 422.5	$ 845.8	$ —	$ —	$ 845.8
Assets in fair value hierarchy	422.5	—	—	422.5	845.8	—	—	845.8
Other investments[1]				5.1				6.7
Total	$ 422.5	$ —	$ —	$ 427.6	$ 845.8	$ —	$ —	$ 852.5

---

[1] Includes strategic investments in privately-held entities over which we do not exercise significant influence or control and without readily determinable fair values. Amounts are recorded at cost less any impairment adjusted for observable price changes, if any.

Nonrecurring Fair Value Measurements

The following table summarizes information related to our nonrecurring fair value measurements as of the dates presented (in millions):

	Measurement Date	Fair Value Hierarchy Level	Fair Value
Long-lived intangible assets	May 31, 2025	Level 3	$ —
Assets held for sale	May 31, 2025	Level 3	5.5
Total assets at nonrecurring fair value			$ 5.5

Long-Lived Intangible Assets

During the third quarter of fiscal 2025, we took actions to accelerate productivity efforts, including the elimination of certain brands, which triggered an impairment test for the related intangible assets. Accordingly, we assessed the recoverability of these assets using an undiscounted cash flow model and concluded the carrying values of the assets were not fully recoverable. Based on the significant change in expected use of these assets, we determined their fair values were de minimis at May 31, 2025, and recorded impairment charges of $14.7 million. These charges are reflected within *Special Charges* on the *Consolidated Statements of Comprehensive Income* and relate to our ABL segment.

Long-lived Assets Held for Sale

During the third quarter of fiscal 2025, we determined one of our assets, included within property, plant, and equipment, with a carrying value of $7.5 million met the criteria to be classified as held for sale and is expected to be sold within one year. We concluded the carrying value exceeded the fair value less cost to sell of this asset, which resulted in an impairment charge of $2.0 million. This charge is reflected within *Special Charges* on the *Consolidated Statements of Comprehensive Income* and relates to our ABL segment. Fair values and costs were measured primarily using recent sales of comparable assets. As of August 31, 2025, the carrying value of the asset was $5.5 million.

Any reasonably likely change in the assumptions used in the analyses for the assets impaired during fiscal 2025 would not be material to our financial condition or results of operations.

Disclosures of Fair Value of Financial Instruments

Disclosures of fair value information about financial instruments, for which it is practicable to estimate that value, are required each reporting period in addition to any financial instruments carried at fair value on a recurring basis as prescribed by ASC Topic 825, *Financial Instruments* ("ASC 825"). In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows.

Fair value for our senior unsecured public notes is estimated based on discounted future cash flows using rates currently available for debt of similar terms and maturity (Level 2). Our senior unsecured public notes are carried at the outstanding balance, net of unamortized bond discount and deferred costs, as of the end of the reporting period. The estimated fair value of our senior unsecured public notes was $446.7 million and $429.7 million as of August 31, 2025 and 2024, respectively.

We had $400.0 million as of August 31, 2025 and no borrowings as of August 31, 2024 outstanding under our credit agreement. Such borrowings are variable-rate instruments that reset on a frequent short-term basis; therefore, we estimate that any outstanding carrying values of these instruments, which are equal to their face amounts, approximate their fair values. See *Debt and Lines of Credit* footnote of the *Notes to Consolidated Financial Statements* for further details on our outstanding borrowings.

ASC 825 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value to us. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instruments. In evaluating our management of liquidity and other risks, the fair values of all assets and liabilities should be taken into consideration, not only those presented above.

Note 6 — Leases

We lease property and equipment under operating lease arrangements, most of which relate to distribution centers, manufacturing facilities, and offices. We include both the contractual term as well as any renewal option that we are reasonably certain to exercise in the determination of our lease terms. For leases with a term of greater than 12 months, we value lease liabilities as the present value of the lease payments over the related term. Related assets are equal to the calculated lease liabilities adjusted for incentives and other items as prescribed by ASC Topic 842, *Leases* ("ASC 842"). Lease payments generally consist of fixed amounts, and variable amounts based on a market rate or an index are not material to our consolidated lease cost. We have elected to use the practical expedient present in ASC 842 to not separate lease and non-lease components for all significant underlying asset classes and instead account for them together as a single lease component in the measurement of our lease liabilities.

We apply the short-term lease exception to leases with a term of 12 months or less and exclude such leases from our *Consolidated Balance Sheets*. Payments related to these short-term leases are expensed on a straight-line basis over the lease term and are reflected as a component of lease cost within our *Consolidated Statements of Comprehensive Income*.

Generally, the rates implicit in our leases are not readily determinable. Therefore, we discount future lease payments using our estimated incremental borrowing rate at lease commencement. We determine this rate based on a credit-adjusted risk-free rate, which approximates a secured rate over the lease term. The weighted average discount rate for operating leases was 4.3% and 3.7% as of August 31, 2025 and 2024, respectively.

The following table presents the future undiscounted payments due on our operating lease liabilities as well as a reconciliation of those payments to our operating lease liabilities recorded as of the date presented (in millions):

Fiscal year	August 31, 2025
2026	$ 27.1
2027	26.4
2028	21.8
2029	17.7
2030	15.3
Thereafter	13.2
Total undiscounted lease payments	121.5
Less: Discount due to interest	(13.9)
Present value of lease liabilities	$ 107.6

The weighted average remaining lease term for our operating leases was 4.96 years as of August 31, 2025.

Lease cost is recorded within *Cost of products sold,* and may be capitalized into inventory as manufacturing overhead, or *Selling, distribution, and administrative expenses* in the *Consolidated Statements of Comprehensive Income* based on the primary use of the related right of use ("ROU") asset. The components of total lease cost were as follows during the periods presented (in millions):

	Year Ended August 31,		
	2025	**2024**	**2023**
Operating lease cost	$ 26.2	$ 23.5	$ 22.3
Variable lease cost	5.4	3.8	4.2
Short-term lease cost	4.0	3.8	3.6
Total lease cost	$ 35.6	$ 31.1	$ 30.1

Cash paid for operating lease liabilities during the year ended August 31, 2025, 2024, and 2023 was $26.4 million, $22.9 million, and $20.1 million, respectively. ROU assets obtained in exchange for lease liabilities during the year ended August 31, 2025 and 2024 were $52.5 million and $3.4 million, respectively. ROU assets obtained in fiscal 2025 include $24.2 million from the acquisition of QSC.

We have no significant leases that have not yet commenced as of August 31, 2025 that create significant rights and obligations.

We have subleased certain properties. Lease income from these subleases is recognized in the *Consolidated Statements of Comprehensive Income* as it is earned and is not material to our consolidated results of operations. We do not have any other significant transactions in which we are the lessor.

In connection with our fiscal 2023 sale of our Sunoptics prismatic skylights, we retained certain assets, primarily ROU assets, that we did not plan to continue using in our manufacturing operations. Accordingly, we assessed the recoverability of these assets using an undiscounted cash flow model and concluded that the carrying values of the assets were not fully recoverable, which triggered an impairment test for these assets. We recorded an impairment charge of $4.3 million for these assets using a discounted cash flow model to estimate their fair values in fiscal 2023. The impairments were recorded within *Special charges* in the *Consolidated Statements of Comprehensive Income* and pertained to our ABL segment. See the *Special Charges* footnote of the *Notes to Consolidated Financial Statements* for further details on the fiscal 2023 impairments. The recoverability and impairment tests required significant assumptions including estimated future cash flows, the identification of assets within each asset group, and the determination of an appropriate discount rate.

Note 7 — Debt and Lines of Credit

Our debt is carried at the outstanding balance net of any related unamortized discounts and deferred costs and consists of the following as of the dates presented (in millions):

	August 31,	
	2025	**2024**
Senior unsecured public notes due December 2030, principal	$ 500.0	$ 500.0
Senior unsecured public notes due December 2030, unamortized discount and deferred costs	(3.2)	(3.8)
Long-term borrowings under credit agreement	400.0	—
Total debt outstanding	$ 896.8	$ 496.2

Long-term Debt

On November 10, 2020, Acuity Brands Lighting, Inc., a wholly-owned operating subsidiary of Acuity Inc., issued $500.0 million aggregate principal amount of 2.150% senior unsecured notes due December 15, 2030 (the "Unsecured Notes") at a price equal to 99.737% of their face value. Interest on the Unsecured Notes is paid semi-annually in arrears on June 15 and December 15 of each year. At issuance we recorded $4.8 million of deferred issuance costs related to the Unsecured Notes as a direct deduction from the face amount of the Unsecured Notes. These issuance costs are amortized over the 10-year term of the Unsecured Notes.

The Unsecured Notes are fully and unconditionally guaranteed on a senior unsecured basis by Acuity Inc. and ABL IP Holding LLC, a wholly-owned subsidiary of Acuity Inc.

Lines of Credit

On June 30, 2022, we entered into a credit agreement (the "Credit Agreement") with a syndicate of banks that provides us with a $600.0 million five-year unsecured revolving credit facility (the "Revolving Credit Facility") with the ability to request an additional $400.0 million of borrowing capacity. We had no short-term borrowings outstanding under the Revolving Credit Facility at August 31, 2025 and 2024, respectively.

On November 25, 2024, we entered into an amendment to the Credit Agreement that, among other things, provided for a delayed draw term loan facility of up to $600.0 million (the "Term Loan Facility"), which could be drawn in a single borrowing at any time, subject to certain conditions. In connection with the acquisition of QSC, we incurred an aggregate $600.0 million in indebtedness under the Term Loan Facility. In fiscal 2025, we voluntarily repaid $200.0 million of the outstanding obligation. We had $400.0 million in borrowings outstanding under the Term Loan Facility at August 31, 2025.

The Term Loan Facility will mature on June 30, 2027, which is the maturity date of the revolving loans and commitments under the existing Credit Agreement. Borrowings under the Term Loan Facility bear interest at an adjusted term Secured Overnight Financing Rate ("SOFR"), adjusted daily simple SOFR rate, or base rate, at the Company's option, plus an applicable margin. The applicable margin is based on, at our option, the Company's leverage ratio or ratings level, each as defined in the Credit Agreement, and ranges from 0.875% to 1.375% (for SOFR-based loans) and from —% to 0.375% (for base rate loans).

The covenants and events of default that apply to the revolving loans and commitments under the Credit Agreement also apply to the Term Loan Facility, and borrowings under the Term Loan Facility are guaranteed by the Company and the subsidiaries of the Company that guarantee the revolving loans and commitments.

We were in compliance with all financial covenants under the Credit Agreement as of August 31, 2025. At August 31, 2025, we had additional borrowing capacity under the Credit Agreement of $595.8 million under the most restrictive covenant in effect at the time, which represents the full amount of the Revolving Credit Facility less outstanding letters of credit of $4.2 million issued under the Revolving Credit Facility, primarily for securing collateral requirements under our casualty insurance premiums.

None of our existing debt instruments include provisions that would require an acceleration of repayments based solely on changes in our credit ratings. Borrowings and repayments on our Revolving Credit Facility with terms of three months or less are reported on a net basis on our *Consolidated Statements of Cash Flows*.

Note 8 — Commitments and Contingencies

Self-Insurance

Our policy is to self-insure up to certain limits traditional risks, including workers' compensation, comprehensive general liability, and auto liability. Our self-insured retention for each claim involving workers' compensation, comprehensive general liability (including product liability claims), and auto liability is limited per occurrence of such claims. A provision for claims under this self-insured program, based on our estimate of the aggregate liability for claims incurred, is revised and recorded annually. The estimate is derived from both internal and external sources including, but not limited to, our independent actuary. We are also self-insured up to certain limits for certain other insurable risks, primarily physical loss to property and business interruptions resulting from such loss lasting two days or more in duration. Insurance coverage is maintained for catastrophic property and casualty exposures, as well as those risks required to be insured by law or contract. We are fully self-insured for certain other types of liabilities, including environmental, product recall, warranty, and patent infringement. Actuarial estimates used are subject to uncertainty from various sources including, among others, changes in claim reporting patterns, claim settlement patterns, actual claims, judicial decisions, legislation, and economic conditions. Although we believe that the actuarial estimates are reasonable, significant differences related to the items noted above could materially affect our self-insurance obligations, future expense, and cash flows.

We are also self-insured for the majority of our medical benefit plans up to certain limits. We estimate our aggregate liability for claims incurred by applying a lag factor to our historical claims and administrative cost experience. The appropriateness of our lag factor is evaluated annually and revised as necessary.

Leases

We lease certain of our buildings and equipment under noncancellable lease agreements. Please refer to the *Leases* footnote of the *Notes to Consolidated Financial Statements* for additional information.

Collective Bargaining Agreements

Approximately 58% of our total work force is covered by collective bargaining agreements. Collective bargaining agreements representing approximately 48% of our work force will expire within one year, primarily due to annual negotiations of union contracts in Mexico.

Litigation

We are subject to various legal claims arising in the normal course of business, including without limitation, patent infringement, contract disputes, employment matters, and product liability claims. Based on information currently available, it is the opinion of management that the ultimate resolution of pending and threatened legal proceedings will not have a material adverse effect on our financial condition, results of operations, or cash flows. However, in the event of unexpected future developments, it is possible that the ultimate resolution of any such matters, if unfavorable, could have a material adverse effect on our financial condition, results of operations, or cash flows in future periods. We establish estimated liabilities for legal claims when associated costs become probable and can be reasonably estimated. The actual costs of resolving legal claims may be substantially higher than the amounts accrued for such claims. However, we cannot make a meaningful estimate of actual costs to be incurred that could possibly be higher or lower than the accrued amounts.

Environmental Matters

Our operations are subject to numerous comprehensive laws and regulations relating to the generation, storage, handling, transportation, and disposal of hazardous substances, as well as solid and hazardous wastes, and to the remediation of contaminated sites. In addition, permits and environmental controls are required for certain operations to limit air and water pollution, and these permits are subject to modification, renewal, and revocation by issuing authorities. On an ongoing basis, we invest capital and incur operating costs relating to environmental compliance. Environmental laws and regulations have generally become stricter in recent years. We are not aware of any pending legislation or proposed regulation related to environmental issues that would have a material adverse effect. The cost of responding to future changes may be substantial. We establish accruals for known environmental claims when the associated costs become probable and can be reasonably estimated. The actual cost of environmental issues may be substantially higher than that accrued due to difficulty in estimating such costs.

Guarantees and Indemnities

We are a party to contracts entered into in the normal course of business in which it is common for us to agree to indemnify third parties for certain liabilities that may arise out of or relate to the subject matter of the contract. In most cases, we cannot estimate the potential amount of future payments under these indemnities until events arise that would result in a liability under the indemnities.

Product Warranty Costs

Our products generally have a standard warranty term of five years that assure our products comply with agreed upon specifications. We record an accrual for the estimated amount of future warranty costs in accordance with ASC Topic 450, *Contingencies* ("ASC 450") when the related revenue is recognized and when costs are deemed to be probable and can be reasonably estimated. Liabilities related to product warranty costs are subject to uncertainty because they require estimates of future costs. Estimated future warranty costs are primarily based on historical experience, including the number and costs of identified warranty claims as well as the period of time between the shipment of products and our settlement of related claims. Any estimated or actual loss recoveries that offset our costs and payments are reflected as assets and included within *Other current assets* or *Other long-term assets* based on the timing of receipt of recovery. Recoveries are recorded net of allowances for credit losses.

Although we assume that historical experience will continue to be the best indicator of future warranty costs, we cannot assure that future warranty costs will not exceed historical amounts, and/or loss recoveries will not be fully collectible. If actual future warranty costs exceed recorded amounts, or recoveries are no longer collectible, adjustments to our accruals and/or receivables may be warranted, which could have a material adverse impact on our results of operations and cash flows.

Estimated liabilities for product warranty costs are included in *Other accrued liabilities* or *Other long-term liabilities* on the *Consolidated Balance Sheets* based upon when we expect to settle the incurred warranty. The following table summarizes changes in the estimated liabilities for product warranty costs during the periods presented (in millions):

	Year Ended August 31,		
	2025	**2024**	**2023**
Beginning balance	$ 37.5	$ 31.6	$ 27.3
Product warranty costs[1]	36.5	49.4	47.0
Payments and other deductions[1]	(37.7)	(43.5)	(42.7)
Acquired warranty and recall liabilities	7.8	—	—
Ending balance	$ 44.1	$ 37.5	$ 31.6

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[1] Amounts exclude any estimated or actual loss recoveries.

Note 9 — Segment Information

We present our financial results of operations for our two reportable segments, ABL and AIS, consistent with how our CODM, Neil Ashe, Chairman, President and Chief Executive Officer, evaluates operating results, assesses performance, and allocates resources within the Company. See *Description of Business and Basis of Presentation* footnote of the *Notes to Consolidated Financial Statements* for further details on how we identify our reportable segments.

For both segments, our CODM uses segment operating profit as the measurement of segment profit to allocate resources and assess performance. Our CODM considers target-to-actual differences in operating profit when making decisions on how to allocate capital and resources. Additionally, he considers segment operating profit when evaluating employee compensation and personnel allocations.

We allocate certain working capital assets and capital expenditures to our segments primarily to assess each segment's contribution to our consolidated operating cash flows and capital expenditures. Segment assets include accounts receivable and inventory. Unallocated assets are presented in corporate as a reconciling item to our total consolidated assets.

The accounting policies of our reportable segments are the same as those described in the *Significant Accounting Policies* footnote of the *Notes to Consolidated Financial Statements*. Corporate expenses that are primarily administrative in function and benefit the Company on an entity-wide basis are not allocated to segments. These include expenses related to governance, policy setting, compliance, and certain other shared services functions. Additionally, net interest expense (income), net miscellaneous expense, and income tax expense are not allocated to segments.

The following table presents financial information by operating segment for the periods presented (in millions):

		Year Ended August 31, 2025			
	ABL	AIS	Corporate	Eliminations	Total
Net sales	$ 3,612.2	$ 764.3	$ —	$ (30.9)	$ 4,345.6
Cost of goods sold	1,957.7	340.3	—	(30.9)	2,267.1
Selling, distribution, and administrative expenses	1,034.2	347.9	102.8	—	1,484.9
Special charges	29.7	—	—	—	29.7
Operating profit	$ 590.6	$ 76.1	$ (102.8)	$ —	563.9
Interest expense, net					22.0
Miscellaneous expense, net					41.7
Income before income taxes					$ 500.2
Supplemental Information:					
Depreciation and amortization	$ 71.0	$ 59.7	$ 2.4	$ —	$ 133.1
Segment assets	906.1	214.5	3,634.6	—	4,755.2
Capital expenditures	55.1	10.4	2.9	—	68.4

		Year Ended August 31, 2024			
	ABL	AIS	Corporate	Eliminations	Total
Net sales	$ 3,573.4	$ 291.9	$ —	$ (24.3)	$ 3,841.0
Cost of goods sold	1,960.9	122.7	—	(24.3)	2,059.3
Selling, distribution, and administrative expenses	1,029.7	125.6	73.1	—	1,228.4
Operating profit	$ 582.8	$ 43.6	$ (73.1)	$ —	553.3
Interest income, net					(4.5)
Miscellaneous expense, net					9.2
Income before income taxes					$ 548.6
Supplemental Information:					
Depreciation and amortization	$ 74.7	$ 15.3	$ 1.1	$ —	$ 91.1
Segment assets	883.9	67.6	2,863.1	—	3,814.6
Capital expenditures	55.1	3.6	5.3	—	64.0

		Year Ended August 31, 2023			
	ABL	AIS	Corporate	Eliminations	Total
Net sales	$ 3,722.8	$ 252.7	$ —	$ (23.3)	$ 3,952.2
Cost of goods sold	2,152.5	109.8	—	(23.3)	2,239.0
Selling, distribution, and administrative expenses	1,035.8	110.8	66.3	—	1,212.9
Special charges	25.0	—	1.9	—	26.9
Operating profit	$ 509.5	$ 32.1	$ (68.2)	$ —	473.4
Interest expense, net					18.9
Miscellaneous expense, net					7.8
Income before income taxes					$ 446.7
Supplemental Information:					
Depreciation and amortization	$ 77.4	$ 14.4	$ 1.4	$ —	$ 93.2
Segment assets	870.4	53.7	2,484.4	—	3,408.5
Capital expenditures	60.2	3.5	3.0	—	66.7

Note 10 — Revenue Recognition

We recognize revenue when we transfer control of goods and services to our customers. Revenue is measured as the amount of consideration we expect to receive in exchange for goods and services and is recognized net of rebates, sales incentives, product returns, and discounts to customers. We allocate the expected consideration to be collected to each distinct performance obligation identified in a sale based on its standalone selling price. Sales and use taxes collected on behalf of governmental authorities are excluded from revenues.

Payment is generally due and received within 60 days from the point of sale. In some instances, such as for software as a service agreements, payment is made prior to the transfer of control of goods and services. Payment terms generally do not extend beyond one year, and we apply the significant financing component practical expedient within ASC Topic 606, *Revenue from Contracts with Customers* ("ASC 606"). Accruals for cash discounts to customers are estimated using the expected value method based on historical experience and are recorded as a reduction to sales.

Our standard terms and conditions of sale generally allow for the return of certain products within four months of the date of shipment. We also provide for limited product return rights to certain distributors and other customers, primarily for slow moving or damaged items subject to certain defined criteria. The limited product return rights generally allow customers to return resalable products purchased within a specified time period and subject to certain limitations, including, at times, when accompanied by a replacement order of equal or greater value. At the time revenue is recognized, we record a refund liability for the expected value of future returns primarily based on historical experience, specific notification of pending returns, or contractual terms with the respective customers. Although historical product returns generally have been within expectations, there can be no assurance that future product returns will not exceed historical amounts. A significant increase in product returns could have a material adverse impact on our operating results in future periods.

Refund liabilities recorded under ASC 606 relating to rights of return, cash discounts, and other miscellaneous credits to customers were $31.7 million and $28.2 million as of August 31, 2025 and 2024, respectively, and are reflected within *Other accrued liabilities* on the *Consolidated Balance Sheets*. Additionally, we recorded right of return assets for products expected to be returned to our facilities, which are included within *Prepayments and other current assets* on the *Consolidated Balance Sheets*. Such assets totaled $3.4 million and $4.5 million as of August 31, 2025 and 2024, respectively.

We also maintain one-time and ongoing promotions with certain customers, which may include rebate, sales incentive, marketing, and trade-promotion programs with customers that require us to estimate and accrue the expected costs of such programs. These arrangements may include volume rebate incentives, cooperative marketing programs, merchandising of our products, introductory marketing funds for new products, and other trade-promotion activities conducted by the customer. Costs associated with these programs are generally estimated based on the most likely amount expected to be settled based on the context of the individual contract and are reflected within the *Consolidated Statements of Comprehensive Income* in accordance with ASC 606, which in most instances requires such costs to be recorded as reductions of revenue. Amounts due to our customers associated with these programs totaled $46.5 million and $35.3 million as of August 31, 2025 and 2024, respectively, and are reflected within *Other accrued liabilities* on the *Consolidated Balance Sheets*.

Costs to obtain and fulfill contracts, such as sales commissions, are generally short-term in nature and are generally expensed as incurred.

Nature of Goods and Services

Products

Substantially all of the revenues for the periods presented were generated from short-term contracts with our customers to deliver only tangible goods such as luminaires, lighting controls, building system controls, and audio, video, and control platform products. We record revenue from these contracts when the customer obtains control of those goods. For sales designated free on board shipping point, control is transferred and revenue is recognized at the time of shipment. For sales designated free on board destination, customers take control and revenue is recognized when a product is delivered to the customer's delivery site.

Professional Services

We collect fees associated with training, installation, and technical support services, primarily related to the set up of our lighting and building technology solutions. We recognize revenue for these one-time services at the time the service is performed. We also sell certain service-type warranties that extend coverages for products beyond their base warranties. We account for service-type warranties as distinct performance obligations and recognize revenue for these contracts ratably over the life of the additional warranty period. We allocate transaction price to our service-type warranties largely based on expectations of cost plus margin based on our estimate of future claims. Claims related to service-type warranties are expensed as incurred.

Software

Software sales include licenses for software, data usage fees, and software as a service arrangements. We recognize revenue for software based on the contractual rights provided to a customer, which in certain instances results in the recognition of revenue ratably over the contractual service period.

Contracts with Multiple Performance Obligations

A small portion of our revenue was derived from the combination of any or all of our products, professional services, and software. Significant judgment may be required to determine which performance obligations are distinct and should be accounted for separately. We allocate the expected consideration to be collected to each distinct performance obligation based on its standalone selling price. Standalone selling price is generally determined using a cost plus margin valuation when no observable input is available. The amount of consideration allocated to each performance obligation is recognized as revenue in accordance with the timing for products, professional services, and software as described above.

Shipping and Handling Activities

We account for shipping and handling activities for customers as activities to fulfill the promise to transfer products to our customers. As such, we do not consider shipping and handling activities to be separate performance obligations, and we expense these costs as incurred.

Contract Balances

Our rights related to collections from customers are unconditional and are reflected within *Accounts receivable* on the *Consolidated Balance Sheets*. We do not have any other significant contract assets. Contract liabilities arise when we receive cash or an unconditional right to collect cash prior to the transfer of control of goods or services.

The amount of transaction price from contracts with customers allocated to our contract liabilities consists of the following as of the dates presented (in millions):

	August 31,	
	2025	**2024**
Current deferred revenues	$ 21.4	$ 17.4
Non-current deferred revenues	38.0	41.5

Current deferred revenues primarily consist of upfront fees collected for service-type warranties, time-bound software licenses, software as a service arrangements, and professional fees and are included within *Other current liabilities* on the *Consolidated Balance Sheets*. These services are expected to be performed within one year. Revenue earned from beginning contract balances during the year ended August 31, 2025 approximated the current deferred revenue balance at August 31, 2024.

Non-current deferred revenues primarily consist of long-term service-type warranties, which are typically recognized ratably as revenue between five years and ten years from the date of sale, and are included within *Other long-term liabilities* on the *Consolidated Balance Sheets.*

Unsatisfied performance obligations that do not represent contract liabilities are expected to be satisfied within one year from August 31, 2025 and consist primarily of orders for physical goods that have not yet been shipped.

Disaggregated Revenues

Our ABL segment's luminaires and electronics are sold primarily through independent sales agents who cover specific geographic areas and market channels, by internal sales representatives, through consumer retail channels, directly to large corporate accounts, and through other distribution methods, including directly to OEM customers. AIS sells predominantly to system integrators. The following table shows revenue from contracts with customers by sales channel and reconciles to our segment information for the periods presented (in millions):

	Year Ended August 31,		
	2025	**2024**	**2023**
ABL:			
Independent sales network	$ 2,646.8	$ 2,551.7	$ 2,671.0
Direct sales network	411.4	397.0	414.4
Retail sales	170.7	190.3	194.9
Corporate accounts	156.7	205.9	200.3
OEM and other	226.6	228.5	242.2
Total ABL	3,612.2	3,573.4	3,722.8
AIS	764.3	291.9	252.7
Eliminations	(30.9)	(24.3)	(23.3)
Total	$ 4,345.6	$ 3,841.0	$ 3,952.2

Note 11 — Share-based Payments

Omnibus Stock Compensation Incentive and Directors' Equity Plans

In January 2022, our stockholders approved the Amended and Restated Acuity Inc. 2012 Omnibus Stock Compensation Incentive Plan (the "Stock Incentive Plan"), which, among other things, increased the total number of shares authorized for issuance pursuant to the Stock Incentive Plan from 2.7 million to 3.6 million, with a corresponding increase to shares available for grant. The Compensation and Management Development Committee of the Board of Directors (the "Compensation Committee") is authorized to issue awards consisting of incentive and non-qualified stock options, stock appreciation rights, restricted stock awards, restricted stock units, performance stock awards, performance stock units, stock bonus awards, and cash-based awards to eligible employees, non-employee directors, and outside consultants.

Shares available for grant under the Stock Incentive Plan were approximately 0.6 million, 0.7 million, and 1.0 million at August 31, 2025, 2024, and 2023, respectively. Any shares subject to an award under the Stock Incentive Plan that are forfeited, canceled, expired, or settled for cash will be available for future grant under the Stock Incentive Plan.

Our share-based payment awards are valued based on their grant date fair values as described further below. We recognize compensation cost for share-based payment transactions in accordance with ASC 718. For most of our awards, compensation cost is recognized on a straight-line basis over the award's requisite service period. We apply the accelerated attribution method in certain circumstances, such as when a performance stock unit is subject to graded vesting. For awards subject to a market condition, we consider both actual and derived service periods, as well as the expected performance period, to determine the appropriate compensation recognition method.

Compensation expense recognized related to our share-based payment awards during the periods presented is summarized as follows (in millions):

	Year Ended August 31,		
	2025	**2024**	**2023**
Restricted stock awards and units	$ 24.0	$ 23.9	$ 19.6
Performance stock units	18.9	18.6	15.2
Stock options	0.7	2.6	5.7
Director stock units	1.5	1.5	1.5
Total share-based payment expense	$ 45.1	$ 46.6	$ 42.0

Restricted Stock

As of August 31, 2025, we had approximately 0.2 million shares outstanding of restricted stock to officers, directors, and other key employees under the Stock Incentive Plan. Grants awarded beginning in fiscal 2022 vest primarily over a three-year period, and grants awarded prior to fiscal 2022 vest primarily over a four-year period. Our restricted stock grants are valued at the closing stock price on the date of the grant.

Activity related to restricted stock awards during the periods presented was as follows (in millions, except per share data):

	Number of Shares		Weighted Average Grant Date Fair Value Per Share
Outstanding at August 31, 2022	0.3	$	144.51
Granted	0.2	$	175.23
Vested	(0.1)	$	140.85
Forfeited	(0.1)	$	163.37
Outstanding at August 31, 2023	0.3	$	159.33
Granted	0.2	$	168.74
Vested	(0.2)	$	153.74
Forfeited	— *	$	154.90
Outstanding at August 31, 2024	0.3	$	167.39
Granted	0.1	$	295.56
Vested	(0.2)	$	166.16
Forfeited	— *	$	204.37
Outstanding at August 31, 2025	0.2	$	229.73

_____

* Represents shares of less than 0.1 million.

As of August 31, 2025, there was $34.9 million of total unrecognized compensation cost related to unvested restricted stock, which is expected to be recognized over a weighted-average period of 1.4 years. The total fair value of stock vested during the years ended August 31, 2025, 2024, and 2023 was approximately $26.2 million, $22.9 million, and $19.9 million, respectively.

Performance Stock Units

As of August 31, 2025, we had approximately 0.3 million performance stock units outstanding to officers and other key employees under the Stock Incentive Plan. Our performance stock units vest over a three-year period.

For most of these grants, the actual number of performance stock units earned for these awards will be determined at the end of the related performance period based on the level of achievement of established performance thresholds. Such grants are valued at the closing stock price on the date of grant. We recognize compensation expense for these grants proportionately over the requisite service period for each employee when it becomes probable that the performance metric will be satisfied.

A small subset of our performance stock units granted in fiscal 2025, 2024, and 2023 have a payout based on a total shareholder return relative to a peer group index over a three-year period. These awards are valued using a Monte-Carlo simulation and are expensed over the longer of the requisite service period and the derived service period. Stock compensation may be accelerated if a market condition is met prior to the derived service period lapsing. All inputs into the Monte Carlo simulation are estimates made at the time of grant, which are summarized in the table below. Actual realized value of each award could materially differ from these estimates, without impact to future reported net income. Dividends were assumed to be reinvested on the ex-dividend date for us and peer companies. Expected volatility was based on historical volatility of our stock as well as our peer group. The risk-free interest rate was based on the U.S. Treasury yield consistent with the derived performance period.

	2025	2024	2023
Dividend yield	—%	—%	—%
Expected volatility	33.1%	34.6%	46.7%
Risk-free interest rate	4.0%	4.9%	4.5%
Fair value of awards	$470.66	$241.39	$254.19

Activity related to performance stock units during the periods presented was as follows (in millions, except per share data):

	Number of Shares		Weighted Average Grant Date Fair Value Per Share
Outstanding at August 31, 2022	0.2	$	145.46
Granted	0.1	$	186.78
Vested	(0.1)	$	124.29
Forfeited	— *	$	195.67
Outstanding at August 31, 2023	0.2	$	171.01
Granted	0.2	$	172.98
Vested	(0.1)	$	91.36
Outstanding at August 31, 2024	0.3	$	186.66
Granted	0.1	$	321.59
Vested	(0.1)	$	207.02
Forfeited	— *	$	178.82
Outstanding at August 31, 2025	0.3	$	214.89

_____

* Represents shares of less than 0.1 million.

As of August 31, 2025 there was $13.6 million of total unrecognized compensation cost related to unvested performance stock units. This cost is expected to be recognized over a weighted-average period of approximately 1.4 years. The total fair value of performance units vested during the years ended August 31, 2025, 2024, and 2023 was $14.9 million, $5.0 million, and $11.5 million, respectively.

Stock Options

As of August 31, 2025, we had approximately 0.8 million options outstanding to officers as well as other key current and former employees under the Stock Incentive Plan, all of which were granted in previous fiscal years. Of these options, 0.3 million were granted in fiscal 2021 and become exercisable over a four-year period. Options issued under the Stock Incentive Plan are generally granted with an exercise price equal to the fair market value of our stock on the date of grant, but never less than the fair market value on the grant date, and expire 10 years from the date of grant.

Stock option activity during the periods presented was as follows:

	Outstanding		Exercisable	
	Number of Options (in millions)	Weighted Average Exercise Price	Number of Options (in millions)	Weighted Average Exercise Price
Outstanding at August 31, 2022	1.1	$ 132.50	0.6	$ 143.15
Exercised	— *	$ 126.92		
Forfeited	(0.1)	$ 227.15		
Outstanding at August 31, 2023	1.0	$ 131.81	0.9	$ 135.91
Exercised	(0.1)	$ 143.92		
Outstanding at August 31, 2024	0.9	$ 130.74	0.9	$ 132.48
Exercised	(0.1)	$ 195.50		
Outstanding at August 31, 2025	0.8	$ 119.81	0.8	$ 119.81
Range of option exercise prices:				
$100.00 - $160.00 (average life - 4.6 years)	0.8	$ 117.46	0.8	$ 117.46
$210.01 - $239.76 (average life - 1.1 years)	— *	$ 239.76	— *	$ 239.76

_____

* Represents amounts of less than 0.1 million.

The total intrinsic value of options exercised during the years ended August 31, 2025, 2024, and 2023 was approximately $13.9 million, $6.6 million, and $0.5 million, respectively. As of August 31, 2025, the total intrinsic value of options outstanding and exercisable was $166.1 million. As of August 31, 2025, there was no intrinsic value of options expected to vest. As of August 31, 2025, there was no unrecognized compensation cost related to unvested options.

Director Deferred Stock Units

In January 2022, the total remaining shares available for issuance under the Director Plan were transferred into the Stock Incentive Plan. As of August 31, 2025, approximately 27,000 stock units were deferred but undistributed under the Director Plan.

Employee Stock Purchase Plan

Employees are able to purchase, through payroll deduction, common stock at a 5% discount on a monthly basis. There were 1.5 million shares of our common stock reserved for purchase under the plan, of which approximately 1.0 million shares remain available as of August 31, 2025. Employees may participate at their discretion.

Note 12 — Pension and Defined Contribution Plans

Company-sponsored Pension Plans

We have several pension plans, both qualified and non-qualified, covering certain hourly and salaried employees. Benefits paid under these plans are based generally on employees' years of service and/or compensation during the final years of employment. We historically have made at least the minimum annual contributions to the plans to the extent indicated by actuarial valuations and statutory requirements. Plan assets are invested primarily in fixed income and equity securities.

In the fourth quarter of fiscal 2025, we completed full and partial settlements of our domestic qualified defined benefit plans through the purchases of nonparticipating annuities and lump sum elections. Additionally, we terminated one of our international pension plans. As a result of these transactions, we recognized one-time, non-cash pension settlement charges totaling $30.9 million in the fourth quarter of fiscal 2025. These pension settlement charges are primarily related to the accelerated recognition of actuarial losses included within *Miscellaneous expense, net* in the *Consolidated Statements of Comprehensive Income*. The combined financial impact of the settlements and de-risking activities taken overall are reflected in the accompanying tables and disclosures within this note.

The following tables reflect the status of our domestic (U.S. based) and international pension plans as of the dates presented (in millions):

| | Domestic Plans | | International Plans | |
| | August 31, | | August 31, | |
	2025	2024	2025	2024
Change in benefit obligation:				
Benefit obligation at beginning of year	$ 163.8	$ 159.8	$ 34.0	$ 34.6
Service cost	4.6	3.6	0.8	0.9
Interest cost	7.8	7.8	1.9	2.0
Actuarial (gains) losses	(12.1)	3.7	(2.2)	(0.1)
Settlements	(95.2)	—	(1.4)	—
Benefits paid	(12.2)	(11.1)	(2.4)	(1.9)
Other	—	—	1.2	(1.5)
Benefit obligation at end of year	56.7	163.8	31.9	34.0
Change in plan assets:				
Fair value of plan assets at beginning of year	134.5	132.7	34.6	32.1
Actual (loss) return on plan assets	(1.6)	9.5	(3.2)	3.2
Employer contributions	0.9	3.4	1.0	—
Benefits paid	(12.2)	(11.1)	(1.6)	(1.3)
Settlements	(95.2)	—	(2.6)	—
Other	—	—	0.7	0.6
Fair value of plan assets at end of year	26.4	134.5	28.9	34.6
Funded status at the end of year	$ (30.3)	$ (29.3)	$ (3.0)	$ 0.6
Amounts recognized in the consolidated balance sheets consist of:				
Non-current assets	$ 5.4	$ 8.4	$ 4.3	$ 4.9
Current liabilities	(3.4)	(4.2)	(0.4)	(0.3)
Non-current liabilities	(32.3)	(33.5)	(6.9)	(4.0)
Net amount recognized in consolidated balance sheets	$ (30.3)	$ (29.3)	$ (3.0)	$ 0.6
Accumulated benefit obligation	$ 55.6	$ 162.5	$ 29.0	$ 31.8
Pre-tax amounts in accumulated other comprehensive loss:				
Prior service cost	$ —	$ (0.1)	$ (0.2)	$ —
Net actuarial loss	(4.8)	(43.5)	12.4	(8.8)
Amounts in accumulated other comprehensive loss	$ (4.8)	$ (43.6)	$ 12.2	$ (8.8)
Pensions plans in which benefit obligation exceeds plan assets:				
Projected benefit obligation	$ 35.7	$ 37.7	$ 7.3	$ 4.3
Accumulated benefit obligation	34.6	36.4	4.4	2.9
Pensions plans in which plan assets exceed benefit obligation:				
Projected benefit obligation	$ 21.0	$ 126.1	$ 24.6	$ 29.7
Accumulated benefit obligation	21.0	126.1	24.6	28.9
Plan assets	26.4	134.5	28.9	34.6

Service cost of net periodic pension cost is allocated between *Cost of products sold,* and may be capitalized into inventory as labor costs, and *Selling, distribution, and administrative expenses* in the *Consolidated Statements of Comprehensive Income* based on the function of the employee's services. All other components of net periodic pension cost are included within *Miscellaneous expense, net* in the *Consolidated Statements of Comprehensive Income*. We utilize a corridor approach to amortize cumulative unrecognized actuarial gains or losses over either the average expected future service of active participants or average life expectancy of plan participants based on each plan's composition. The corridor is determined as the greater of the excess of 10% of plan assets or the projected benefit obligation at each valuation date. Amounts related to prior service cost are amortized over the average remaining expected future service period for active participants in each plan.

Net periodic pension cost during the periods presented included the following components before tax (in millions):

	Domestic Plans			International Plans		
	2025	2024	2023	2025	2024	2023
Service cost	$ 4.6	$ 3.6	$ 3.8	$ 0.8	$ 0.9	$ 0.8
Interest cost	7.8	7.8	7.4	1.9	2.0	1.6
Expected return on plan assets	(6.7)	(6.7)	(7.5)	(1.7)	(2.0)	(2.1)
Amortization of prior service cost	—	0.1	2.6	0.1	—	—
Recognized actuarial loss	1.6	1.7	2.4	1.0	1.6	0.6
Settlement loss (gain)	33.2	—	—	(2.3)	—	—
Net periodic pension cost	$ 40.5	$ 6.5	$ 8.7	$ (0.2)	$ 2.5	$ 0.9

Weighted average assumptions used in computing the benefit obligation are as follows:

	Domestic Plans		International Plans	
	2025	2024	2025	2024
Discount rate	5.3 %	4.9 %	6.9 %	5.9 %
Rate of compensation increase	5.0 %	5.0 %	4.5 %	3.4 %

Weighted average assumptions used in computing net periodic pension cost are as follows:

	Domestic Plans			International Plans		
	2025	2024	2023	2025	2024	2023
Discount rate	4.9 %	5.1 %	4.4 %	5.9 %	5.9 %	4.9 %
Expected return on plan assets	5.3 %	5.3 %	5.5 %	5.4 %	4.7 %	6.4 %
Rate of compensation increase	5.0 %	5.0 %	5.0 %	3.4 %	3.5 %	3.5 %

It is our policy to adjust, on an annual basis, the discount rate used to determine the projected benefit obligation to approximate rates on high-quality, long-term obligations based on our estimated benefit payments available as of the measurement date. We use published yield curves to assist in the development of our discount rates. We estimate that a 100 basis point increase in the discount rate would reduce net periodic pension cost for fiscal 2025 approximately $0.3 million for the domestic plans and $0.7 million for the international plans. The expected return on plan assets is derived primarily from a periodic study of long-term historical rates of return on the fair value of our various asset classes included in our targeted pension plan asset allocation as well as future expectations. We estimate that each 100 basis point reduction in the expected return on plan assets would result in additional net periodic pension cost of $0.8 million and $0.3 million for domestic plans and international plans, respectively. We also evaluate the rate of compensation increase annually and adjust if necessary.

Our investment objective for domestic plan assets is to earn a rate of return sufficient to exceed the long-term growth of the plans' liabilities without subjecting plan assets to undue risk. The plan assets are invested primarily in fixed income securities. We conduct a periodic strategic asset allocation study to form a basis for the allocation of pension assets between various asset categories. Specific allocation percentages are assigned to each asset category with minimum and maximum ranges established for each. The assets are then managed within these ranges. At August 31, 2025, the U.S. targeted asset allocation approximated 70% fixed income securities, 15% real estate securities, and 15% equity securities. Our investment objective for the international plan assets is to cover the value of the plans' liabilities. At August 31, 2025, the international asset target allocation approximated 100% guaranteed insurance policies.

Our pension plan asset allocation by asset category as of the dates presented is as follows:

	% of Plan Assets			
	Domestic Plans		**International Plans**	
	2025	**2024**	**2025**	**2024**
Equity securities	14.0 %	17.2 %	— %	— %
Fixed income securities	71.6 %	77.3 %	0.4 %	93.2 %
Multi-strategy investments	— %	— %	— %	6.8 %
Real estate	14.4 %	5.5 %	— %	— %
Guaranteed insurance policies	— %	— %	99.6 %	— %
Total	100.0 %	100.0 %	100.0 %	100.0 %

Domestic Plans' Assets

Our pension plan assets are stated at fair value based on quoted market prices in an active market, quoted redemption values, or estimates based on reasonable assumptions as of the most recent measurement period. See the *Fair Value Measurements* footnote for a description of the fair value guidance under U.S. GAAP. No transfers between the levels of the fair value hierarchy occurred during the current fiscal period. In the event of a transfer in or out of a level within the fair value hierarchy, the transfers would be recognized on the date of occurrence. Certain pension assets valued at net asset value ("NAV") per share as a practical expedient are excluded from the fair value hierarchy. Investments in pension plan assets as of August 31, 2025 and August 31, 2024 are described in further detail below.

Short-term Fixed Income Investments (Level 1): Short-term investments consist of money market funds, which are valued at the daily closing price as reported by the relevant fund.

Mutual Funds (Level 1): Mutual funds held by the domestic plans are open-end mutual funds that are registered with the Securities and Exchange Commission ("SEC") and seek to either replicate or outperform a related index. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the domestic plans are deemed to be actively traded.

Collective Trust (Level 2): The collective trust seeks to outperform the overall small-cap stock market and is comprised primarily of small-cap equity securities with quoted prices in active markets for identical investments. The value of this fund is calculated on each business day based on its daily net asset value; however, the collective trust is not deemed to be actively traded.

Fixed Income Investments (Level 2): The fixed income investment seeks to maximize total return by investing primarily in a diversified portfolio of investment-grade fixed income securities, primarily publicly traded corporate bonds as well as U.S. government and municipal bonds. The investment is valued on each business day based on the values of the underlying holdings and is not actively traded.

U.S. Treasury Investments (Level 2): The domestic plans hold several fixed-income U.S. Treasury securities that are valued based on discounted future cash flows using rates currently available for debt of similar terms and maturity.

Real Estate Fund (NAV): The real estate fund invests primarily in commercial real estate and includes mortgage loans that are backed by the associated property's investment objective. The fund seeks real estate returns, risk, and liquidity appropriate to a core fund. The fund also seeks to provide current income with the potential for long-term capital appreciation. This investment is valued based on the NAV per share, without further adjustment. The NAV, as provided by the fund's trustee, is used as a practical expedient to estimate fair value and is therefore excluded from the fair value hierarchy. NAV is based on the fair value of the underlying investments. Investors may request to redeem all or any portion of their shares on a quarterly basis. Each investor must provide a written redemption request at least sixty days prior to the end of the quarter for which the request is to be effective. If insufficient funds are available to honor all redemption requests at any point in time, available funds will be allocated pro-rata based on the total number of shares held by each investor. All decisions regarding whether to honor redemption requests are made by the fund's board of directors.

The following tables present the fair value of the domestic pension plan assets by major category as of the dates presented (in millions):

	Fair Value as of August 31, 2025	Fair Value Measurements (Level 1)	(Level 2)	(Level 3)
Assets included in the fair value hierarchy:				
Fixed-income investments	$ 10.9	$ —	$ 10.9	$ —
U.S. Treasury investments	5.2	—	5.2	—
Mutual funds:				
Domestic large cap equity fund	1.7	1.7	—	—
Foreign equity fund	1.4	1.4	—	—
Collective trust: Domestic small cap equities	0.6	—	0.6	—
Short-term fixed income investments	2.8	2.8	—	—
Total assets in the fair value hierarchy	22.6			
Assets calculated at net asset value:				
Real estate fund	3.8			
Total assets at net asset value	3.8			
Total assets at fair value	$ 26.4			

	Fair Value as of August 31, 2024	Fair Value Measurements (Level 1)	(Level 2)	(Level 3)
Assets included in the fair value hierarchy:				
Fixed-income investments	$ 63.8	—	$ 63.8	—
US Treasury investments	34.4	—	34.4	—
Mutual funds:				
Domestic large cap equity fund	11.5	11.5	—	—
Foreign equity fund	6.7	6.7	—	—
Collective trust: Domestic small cap equities	4.9	—	4.9	—
Short-term fixed income investments	5.8	5.8	—	—
Total assets in the fair value hierarchy	127.1			
Assets calculated at net asset value:				
Real estate fund	7.4			
Total assets at net asset value	7.4			
Total assets at fair value	$ 134.5			

International Plans' Investments

During the second quarter of fiscal 2025, we entered into a buy-in insurance policy to transfer our U.K. pension assets to a third-party insurance company. As of August 31, 2025, the remaining plan assets consist primarily of the buy-in insurance policy. The fair value of the related insurance assets are set equal to the insured liabilities, which are comprised of the projected benefit obligations associated with the plan (Level 3). The unobservable inputs for the fair value of the insurance policy include the discount rate and rate of compensation increases utilized in the actuarial valuation of the related projected benefit obligation.

In the fourth fiscal quarter of fiscal 2025, we terminated one of our pension plans in Mexico. As a part of this termination, no plan assets remain.

The following tables present the fair value of the international pension plan assets by major category as of the dates presented (in millions):

	Fair Value as of August 31, 2025	Fair Value Measurements (Level 1)	(Level 2)	(Level 3)
Short-term fixed income investments	$ 0.1	$ 0.1	$ —	$ —
Insurance policy	28.8	—	—	28.8
Total assets at fair value	$ 28.9			

	Fair Value as of August 31, 2024	Fair Value Measurements (Level 1)	(Level 2)	(Level 3)
Short-term fixed income investments	$ 0.2	$ 0.2	$ —	$ —
Multi-strategy investments	2.3	—	2.3	—
Fixed-income investments	32.1	—	32.1	—
Total assets at fair value	$ 34.6			

The following table presents a reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3) (in millions):

	Year Ended August 31, 2025
Beginning balance	$ —
Purchases	32.0
Unrealized loss	(3.2)
Ending balance	$ 28.8

We do not expect to contribute to the remaining plans in fiscal 2026 based on the funded status of the plans as well as current legal minimum funding requirements.

Benefit payments are made primarily from funded benefit plan trusts. Benefit payments are expected to be paid as follows during the years ending August 31 (in millions):

	Domestic Plans	International Plans
2026	$ 4.1	$ 2.0
2027	4.1	2.1
2028	6.9	2.3
2029	6.0	2.4
2030	4.9	2.6
2031-2035	25.6	16.8

Defined Contribution Plans

We have defined contribution plans to which both employees and the Company make contributions. Employer matching amounts are allocated in accordance with the participants' investment elections for elective deferrals and totaled $14.9 million, $11.7 million, and $11.1 million for the years ended August 31, 2025, 2024, and 2023, respectively. At August 31, 2025, assets of certain domestic defined contribution plans included shares of our common stock with a market value of approximately $12.8 million, which represented approximately 2.2% of the total fair market value of the assets in those defined contribution plans.

Note 13 — Special Charges

During the year ended August 31, 2025, we recognized $29.7 million of pre-tax special charges, which consisted primarily of impairments of long-lived assets as well as employee severance costs related to productivity initiatives. We recognized no pre-tax special charges during the year ended August 31, 2024.

During the year ended August 31, 2023, we recognized $26.9 million of pre-tax special charges, which primarily included impairment charges of indefinite-lived intangible assets; impairments of certain retained assets associated with our previously owned Sunoptics prismatic skylights business that were not transferred in connection with the sale; and severance and employee-related costs in connection with the Sunoptics divestiture as well as streamlining activities initiated during the fourth quarter of fiscal 2023.

The details of the special charges during the periods presented are summarized as follows (in millions):

	Year Ended August 31,			
	2025		**2023**	
Impairment charges	$	16.7	$	18.3
Severance and employee-related costs		7.2		7.7
Other items		5.8		0.9
Total special charges	$	29.7	$	26.9

As of August 31, 2025, we had $0.4 million of remaining accruals related to special charges, which are included in *Accrued compensation* in the *Consolidated Balance Sheets*. These amounts related to unpaid severance and employee-related costs from our third quarter fiscal 2025 actions. As of August 31, 2024, there were no remaining accruals related to special charges.

Note 14 — Common Stock and Related Matters

Common Stock

Changes in common stock during the periods presented were as follows (amounts and shares in millions):

	Common Stock	
	Shares	**Amount**
		(At par)
Balance at August 31, 2022	54.2	$ 0.5
Vesting of share-based payment awards[1]	0.2	—
Stock options exercised	— *	—
Balance at August 31, 2023	54.4	0.5
Vesting of share-based payment awards[1]	0.1	—
Stock options exercised	0.1	—
Balance at August 31, 2024	54.6	0.5
Vesting of share-based payment awards[1]	0.2	—
Stock options exercised	0.1	—
Balance at August 31, 2025	54.9	$ 0.5

_____

* Represents shares of less than 0.1 million.

[1] Shown net of cancellations for tax withholdings

As of August 31, 2025 and 2024, we had 24.2 million and 23.8 million of repurchased shares, respectively, recorded as treasury stock at an original repurchase cost of $2.65 billion and $2.53 billion, respectively. Excise taxes on corporate stock repurchases are accounted for as an increase to the cost basis of our share repurchases.

During fiscal 2025, we repurchased approximately 0.4 million shares of our outstanding common stock. As of August 31, 2025, the maximum number of shares that may yet be repurchased under the share repurchase program authorized by the Board equaled 3.3 million shares. We may repurchase shares of our common stock from time to time at prevailing market prices, depending on market conditions, through open market or privately negotiated transactions.

Preferred Stock

We have 50 million shares of preferred stock authorized. No shares of preferred stock were issued in fiscal 2025 or 2024, and no shares of preferred stock are outstanding.

Earnings per Share

Basic earnings per share for the periods presented is computed by dividing net earnings available to common stockholders by the weighted average number of common shares outstanding for these periods. Diluted earnings per share is computed similarly but reflects the potential dilution that would occur if dilutive options were exercised, unvested share-based payment awards were vested, and other distributions related to deferred stock agreements were incurred. Common stock equivalents are calculated using the treasury stock method. The dilutive effects of share-based payment awards subject to market and/or performance conditions that were not met during the period are excluded from the computation of diluted earnings per share.

The following table calculates basic earnings per common share and diluted earnings per common share during the periods presented (in millions, except per share data):

	Year Ended August 31,		
	2025	**2024**	**2023**
Net income	$ 396.6	$ 422.6	$ 346.0
Basic weighted average shares outstanding	30.859	30.885	31.806
Common stock equivalents	0.782	0.560	0.358
Diluted weighted average shares outstanding	31.641	31.445	32.164
Basic earnings per share[1]	$ 12.85	$ 13.68	$ 10.88
Diluted earnings per share[1]	$ 12.53	$ 13.44	$ 10.76

_____

[1] Earnings per share is calculated using unrounded numbers. Amounts in the table may not recalculate exactly due to rounding.

Stock options, performance stock awards, and restricted stock awards that were excluded from the diluted earnings per share calculation as the effect of inclusion would have been antidilutive were immaterial for the years ended August 31, 2025, 2024, and 2023.

Note 15 — Income Taxes

We account for income taxes using the asset and liability approach as prescribed by ASC Topic 740, *Income Taxes* ("ASC 740"). This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Using the enacted tax rates in effect for the year in which the differences are expected to reverse, deferred tax liabilities and assets are determined based on the differences between the financial reporting and the tax basis of an asset or liability.

The Organization for Economic Co-operation and Development ("OECD") released the Global Anti-base Erosion ("GloBE") Model Rules for Pillar Two on December 20, 2021, which defined a 15% global minimum tax. Since the model rules have been released, many countries have enacted or continue to consider changes in their tax laws and regulations based on the Pillar Two proposals, of which some are effective for us in fiscal 2025. We are continuing to evaluate the impact of these proposed and enacted legislative changes as new guidance becomes available. Pillar Two as currently enacted did not have a material impact on our financial statements as most jurisdictions in which we operate have an effective tax rate above the 15% threshold.

On July 4, 2025, the One Big Beautiful Bill Act ("OBBBA") was enacted into law, introducing significant changes to corporate income tax rates and deductions. For fiscal year 2025, OBBA did not have a material impact on our financial statements. We continue to evaluate the future impact of the OBBBA for those provisions that are effective after fiscal year 2025.

The provision for income taxes consists of the following components during the periods presented (in millions):

	Year Ended August 31,		
	2025	**2024**	**2023**
Provision for current federal taxes	$ 103.2	$ 113.6	$ 105.8
Provision for current state taxes	23.8	26.6	15.7
Provision for current foreign taxes	21.6	19.4	27.0
Benefit from deferred taxes	(45.0)	(33.6)	(47.8)
Total provision for income taxes	$ 103.6	$ 126.0	$ 100.7

The following table presents income before income taxes for our domestic and foreign operations for the periods presented (in millions):

	Year Ended August 31,		
	2025	**2024**	**2023**
Domestic	$ 414.8	$ 472.4	$ 367.5
International	85.4	76.2	79.2
Income before income taxes	$ 500.2	$ 548.6	$ 446.7

The following table reconciles the provision at the federal statutory rate to the total provision for income taxes during the periods presented (in millions):

	Year Ended August 31,		
	2025	**2024**	**2023**
Federal income tax computed at statutory rate	$ 105.0	$ 115.2	$ 93.8
State income tax, net of federal income tax benefit	14.8	19.7	11.4
Federal permanent differences	(2.2)	2.1	2.2
Foreign permanent differences and rate differential	4.2	2.3	4.4
Research and development tax credits	(13.7)	(10.1)	(8.3)
Unrecognized tax benefits	(4.8)	2.0	1.9
Other, net	0.3	(5.2)	(4.7)
Total provision for income taxes	$ 103.6	$ 126.0	$ 100.7

Components of the net deferred income tax liabilities as of the dates presented include (in millions):

	August 31,	
	2025	**2024**
Deferred income tax liabilities:		
Depreciation	$ (24.7)	$ (21.8)
Goodwill and intangibles	(155.1)	(150.2)
Operating lease right of use assets	(24.0)	(15.8)
Other liabilities	(3.2)	(1.8)
Total deferred income tax liabilities	(207.0)	(189.6)
Deferred income tax assets:		
Self-insurance	1.8	2.1
Pension	7.1	6.7
Deferred compensation	25.1	24.5
Net operating losses	6.8	7.1
Other accruals not yet deductible	37.0	43.3
Operating lease liabilities	26.4	18.5
Capitalized research and development	98.1	70.1
Other assets	22.7	14.0
Total deferred income tax assets	225.0	186.3
Valuation allowance	(19.5)	(20.4)
Net deferred income tax liabilities	$ (1.5)	$ (23.7)

As of August 31, 2025, the estimated undistributed earnings from foreign subsidiaries was $365.4 million. We have recorded a deferred income tax liability of $0.4 million for certain foreign withholding taxes and U.S. taxes related to foreign earnings for which we do not assert indefinite reinvestment. With respect to unremitted earnings and original investments in foreign subsidiaries where we are continuing to assert indefinite reinvestment, any future remittances could be subject to additional foreign withholding taxes, U.S. state taxes, and certain tax impacts relating to foreign currency exchange effects. It is not practicable to estimate the amount of any unrecognized tax effects on these reinvested earnings and original investments in foreign subsidiaries. We account for the tax on Global Intangible Low-Taxed Income ("GILTI") as a period cost and, therefore, do not record deferred taxes related to GILTI on our foreign subsidiaries.

At August 31, 2025, we had federal tax credit carryforwards of approximately $11.2 million that begin to expire in 2029, and state tax credit carryforwards of approximately $0.5 million that begin to expire in 2027. Approximately $11.2 million in federal tax credit carryforwards are subject to a full valuation allowance as we do not expect to realize any future tax benefit. At August 31, 2025, we had federal net operating loss carryforwards of $9.1 million that begin to expire in 2029, state net operating loss carryforwards of $27.4 million that begin to expire in 2026, and foreign net operating loss carryforwards of $15.2 million that begin to expire in 2028.

The gross amount of unrecognized tax benefits as of August 31, 2025 and 2024 totaled $18.5 million and $21.1 million, respectively. The amount of unrecognized tax benefits that would affect the Company's effective income tax rate was $18.5 million and $21.1 million as of August 31, 2025 and 2024, respectively. We recognize potential interest and penalties related to unrecognized tax benefits as a component of income tax expense; such accrued interest and penalties are not material. With few exceptions, we are no longer subject to United States federal, state, and local income tax examinations for years ended before 2022 or for foreign income tax examinations before 2017. We anticipate that unrecognized tax benefits may decrease within the next 12 months by $5.6 million, of which $1.3 million is interest, due to the expiring of the statute of limitations.

The following table reconciles the change in the unrecognized income tax benefit (reported in *Other long-term liabilities* on the *Consolidated Balance Sheets*) during the periods presented (in millions):

	Year Ended August 31,		
	2025	**2024**	**2023**
Unrecognized tax benefits balance at beginning of year	$ 21.1	$ 20.1	$ 19.5
Additions based on tax positions related to the current year	5.8	4.2	4.3
Additions for tax positions of prior years	—	—	1.4
Reductions for tax positions of prior years	(0.1)	(0.1)	(1.7)
Reductions due to settlements	—	—	(0.5)
Reductions due to lapse of statute of limitations	(8.3)	(3.1)	(2.9)
Unrecognized tax benefits balance at end of year	$ 18.5	$ 21.1	$ 20.1

Total accrued interest was $2.4 million, $4.6 million, and $3.3 million as of August 31, 2025, 2024, and 2023, respectively. Income tax penalties of $0.8 million were accrued during fiscal 2025. Interest, net of tax benefits, and penalties are included in *Income tax expense* within the *Consolidated Statements of Comprehensive Income*. We are routinely under audit from various tax jurisdictions. We do not currently anticipate material audit assessments.

Note 16 — Supplemental Disaggregated Information

Sales of lighting, lighting controls, building management solutions, and audio, video, and control solutions, excluding services accounted for approximately 99% of total consolidated net sales in fiscal 2025, 2024, and 2023. Our geographic distribution of net sales, operating profit, income before income taxes, and long-lived assets is summarized in the following table during and as of the periods presented (in millions):

	Year Ended August 31,		
	2025	**2024**	**2023**
Net sales[1]:			
Domestic[2]	$ 3,756.7	$ 3,262.9	$ 3,412.9
International	588.9	578.1	539.3
Total net sales	$ 4,345.6	$ 3,841.0	$ 3,952.2
Long-lived assets[3]:			
Domestic[2]	$ 359.9	$ 295.7	$ 323.8
International	125.9	105.9	107.4
Total long-lived assets	$ 485.8	$ 401.6	$ 431.2

_____

[1] Net sales are attributed to each country based on the selling location.
[2] Domestic amounts include amounts for U.S. based operations.
[3] Long-lived assets include net property, plant, and equipment, operating lease right-of-use assets, and other long-term assets as reflected in the *Consolidated Balance Sheets*.

Note 17 — Subsequent Event

On October 8, 2025, we voluntarily repaid an additional $100.0 million of our outstanding Term Loan Facility obligation.

Item 9.   *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.*

None.

Item 9A.   *Controls and Procedures.*

Disclosure controls and procedures are controls and other procedures that are designed to reasonably ensure that information required to be disclosed in the reports filed or submitted by us under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission (the "SEC") rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to reasonably ensure that information required to be disclosed by us in the reports filed under the Exchange Act is accumulated and communicated to management, including the principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

As required by SEC rules, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of August 31, 2025. The scope of our efforts to comply with the SEC rules included all of our operations except for QSC, LLC ("QSC"), which we acquired on January 1, 2025. SEC guidance permits management to omit an assessment of an acquired business' financial reporting from management's assessment of disclosure controls and procedures for a period not to exceed one year from the date of the acquisition. This evaluation was carried out under the supervision and with the participation of management, including the principal executive officer and principal financial officer. Based on this evaluation, which as discussed herein excluded the operations of QSC, these officers have concluded that the design and operation of our disclosure controls and procedures are effective at a reasonable assurance level as of August 31, 2025. As of August 31, 2025, QSC assets and net assets after excluding acquired goodwill and intangible assets constituted 7% of both the Company's consolidated total assets and net assets. For the year ended August 31, 2025, QSC net sales and pre-tax income constituted 10% of the Company's net sales and 4% of the Company's pre-tax income, respectively.

However, because all disclosure procedures must rely to a significant degree on actions or decisions made by employees throughout the organization, such as reporting of material events, the Company and its reporting officers believe that they cannot provide absolute assurance that all control issues and instances of fraud or errors and omissions, if any, within the Company will be detected. Limitations within any control system, including our control system, include faulty judgments in decision-making or simple errors or mistakes. In addition, controls can be circumvented by an individual, by collusion between two or more people, or by management override of the control. Because of these limitations, misstatements due to error or fraud may occur and may not be detected.

Management's annual report on our internal control over financial reporting and the independent registered public accounting firm's attestation report are included in our 2025 Financial Statements in Item 8 of this Annual Report on Form 10-K, under the headings, *Management's Report on Internal Control over Financial Reporting* and *Report of Independent Registered Public Accounting Firm* as it relates to Internal Control Over Financial Reporting, respectively, and are incorporated herein by reference.

There were no changes in our internal control over financial reporting (as such term is defined in Rules 13a–15(f) and 15d–15(f) under the Exchange Act) that occurred during our most recent quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B.   *Other Information.*

During the fourth quarter of fiscal 2025, none of our directors or Section 16 officers adopted or terminated any "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement" (as each term is defined an Item 408(a) of Regulation S-K).

On October 23, 2025, the Company's Board of Directors approved up to 50 hours per fiscal year of personal use of Company-leased, operated, owned, or chartered aircraft by the Company's Chairman, President and Chief Executive Officer (the "CEO"), beginning in fiscal 2026. The Board approved this personal use to enhance the security, safety, and business productivity and availability of the CEO while traveling. The Company does not intend to provide any tax reimbursement or make-whole payments to the CEO relating to such personal use.

Item 9C.   *Disclosure Regarding Foreign Jurisdictions That Prevent Inspections.*

None.

PART III

Item 10. *Directors, Executive Officers, and Corporate Governance.*

The information required by this item, with respect to directors and corporate governance, will be included under the caption *Item 1 — Election of Directors* and *Director Information* of our proxy statement for the annual meeting of stockholders to be held January 21, 2026, to be filed with the Securities and Exchange Commission pursuant to Regulation 14A, and is incorporated herein by reference.

The information required by this item, with respect to executive officers, will be included under the caption *Executive Officers* of our proxy statement for the annual meeting of stockholders to be held January 21, 2026, to be filed with the Securities and Exchange Commission pursuant to Regulation 14A, and is incorporated herein by reference.

The information required by this item, with respect to the code of ethics, will be included under the captions *Governance Policies and Procedures* and *Contacting the Board of Directors* of our proxy statement for the annual meeting of stockholders to be held January 21, 2026, to be filed with the Securities and Exchange Commission pursuant to Regulation 14A, and is incorporated herein by reference.

The Company has adopted an insider trading policy that governs the purchase, sale, and/or other dispositions of our securities (and related derivative securities) by directors, officers and employees, other covered persons, and the Company and is designed to promote compliance with insider trading laws, rules and regulations, and listing standards applicable to the Company. A copy of the Company's insider trading policy is filed as Exhibit 19 to this Annual Report on Form 10-K.

Item 11. *Executive Compensation.*

The information required by this item will be included under the captions *Director Information, Board and Committees (*including *Compensation Committee Interlocks and Insider Participation), Compensation of Directors, Compensation Discussion and Analysis, Equity Award Grant Practices, Report of the Compensation and Management Development Committee, Fiscal 2025 Summary Compensation Table, Fiscal 2025 Grants of Plan-Based Awards, Outstanding Equity Awards at Fiscal 2025 Year-End, Option Exercises and Stock Vested in Fiscal 2025, Pension Benefits in Fiscal 2025, Fiscal 2025 Non-Qualified Deferred Compensation, Employment Arrangements, Potential Payments upon Termination, CEO Pay Ratio,* and *Equity Compensation Plans* of our proxy statement for the annual meeting of stockholders to be held January 21, 2026, to be filed with the Securities and Exchange Commission pursuant to Regulation 14A, and is incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.*

The information required by this item will be included under the captions *Equity Compensation Plans* and *Beneficial Ownership of the Company's Securities* of our proxy statement for the annual meeting of stockholders to be held January 21, 2026, to be filed with the Securities and Exchange Commission pursuant to Regulation 14A, and is incorporated herein by reference.

Item 13. *Certain Relationships and Related Transactions, and Director Independence.*

The information required by this item will be included under the captions *Certain Relationships and Related Party Transactions, Director Information,* and *Board and Committees* of our proxy statement for the annual meeting of stockholders to be held January 21, 2026, to be filed with the Securities and Exchange Commission pursuant to Regulation 14A, and is incorporated herein by reference.

Item 14. *Principal Accountant Fees and Services.*

Our independent registered public accounting firm is Ernst & Young LLP, PCAOB ID: 42.

The information required by this item concerning our principal accountant will be included under the captions *Audit Fees and Other Fees, Preapproval Policies and Procedures,* and *Report of the Audit Committee* of our proxy statement for the annual meeting of stockholders to be held January 21, 2026, to be filed with the Securities and Exchange Commission pursuant to Regulation 14A, and is incorporated herein by reference.

PART IV

Item 15.   ***Exhibits and Financial Statement Schedules.***

(a) The following documents are filed as a part of this report:

(1)	Management's Report on Internal Control over Financial Reporting	32
	Reports of Independent Registered Public Accounting Firm	33
	Consolidated Balance Sheets as of August 31, 2025 and 2024	37
	Consolidated Statements of Comprehensive Income for the years ended August 31, 2025, 2024, and 2023	38
	Consolidated Statements of Cash Flows for the years ended August 31, 2025, 2024, and 2023	39
	Consolidated Statements of Stockholders' Equity for the years ended August 31, 2025, 2024, and 2023	40
	Notes to Consolidated Financial Statements	41
(2)	Financial Statement Schedules:	

Any of Schedules I through V not listed above have been omitted because they are not applicable or the required information is included in the consolidated financial statements or notes thereto

(3) Exhibits filed with this report (begins on next page):

Copies of exhibits will be furnished to stockholders upon request at a nominal fee. Requests should be sent to Acuity Inc., Investor Relations Department, 1170 Peachtree Street, N.E., Suite 1200, Atlanta, Georgia 30309

INDEX TO EXHIBITS

EXHIBIT 3	(a)	Restated Certificate of Incorporation of Acuity Brands, Inc., dated as of January 25, 2024.	Reference is made to Exhibit 3.2 of registrant's Form 8-K as filed with the Commission on January 26, 2024, which is incorporated herein by reference.
	(b)	Certificate of Amendment to the Restated Certificate of Incorporation of Acuity Inc., effective as of March 26, 2025.	Reference is made to Exhibit 3.1 of registrant's Form 8-K as filed with the Commission on March 12, 2025, which is incorporated herein by reference.
	(c)	Amended and Restated Bylaws of Acuity Inc., effective as of March 26, 2025.	Reference is made to Exhibit 3.3 of registrant's Form 8-K as filed with the Commission on March 12, 2025, which is incorporated herein by reference.
EXHIBIT 4	(a)	Description of Securities.	Filed with the Commission as part of this Form 10-K.
	(b)	Indenture, dated as of November 10, 2020, between Acuity Brands Lighting, Inc. and U.S. Bank National Association, as trustee.	Reference is made to Exhibit 4.1 of registrant's Form 8-K as filed with the Commission on November 10, 2020, which is incorporated herein by reference.
	(c)	First Supplemental Indenture, dated as of November 10, 2020, among Acuity Brands Lighting, Inc., Acuity Brands, Inc. and ABL IP Holding, LLC, and U.S. Bank National Association, as trustee.	Reference is made to Exhibit 4.2 of registrant's Form 8-K as filed with the Commission on November 10, 2020, which is incorporated herein by reference.
	(d)	Officer's Certificate, dated as of November 10, 2020, pursuant to Sections 3.01 and 3.03 of the Indenture, dated November 10, 2020, setting forth the terms of the 2.150% Senior Notes due 2030. the 2.150% Senior Notes due 2030.	Reference is made to Exhibit 4.3 of registrant's Form 8-K as filed with the Commission on November 10, 2020, which is incorporated herein by reference.
	(e)	Form of 2.150% Senior Notes due 2030 (included in Exhibit 4.3).	Reference is made to Exhibit 4.3 of registrant's Form 8-K as filed with the Commission on November 10, 2020, which is incorporated herein by reference.
	(f)	Indenture, dated as of July 28, 2025, among Acuity Inc., Acuity Brands Lighting, Inc., ABL IP Holding LLC, Acuity Intelligent Spaces Inc., QSC, LLC and U.S. Bank Trust Company, National Association, as trustee.	Reference is made to Exhibit 4.10 of registrant's Post-Effective Amendment No. 1 to Form S-3 Registration Statement as filed with the Commission on July 28, 2025, which is incorporated herein by reference.
EXHIBIT 10(i)	(1)	Five-Year Credit Agreement dated June 30, 2022.	Reference is made to Exhibit 10.1 of registrant's Form 10-Q as filed with the Commission on June 30, 2022, which is incorporated herein by reference.
	(2)	Amendment No. 1 to Credit Agreement, dated as of November 25, 2024, by and among Acuity Brands, Inc., Acuity Brands Lighting, Inc., J.P. Morgan Chase Bank, N.A., as administrative agent, and the lenders party thereto.	Reference is made to Exhibit 10.1 of registrant's Form 8-K as filed with the Commission on November 27, 2024, which is incorporated herein by reference.
EXHIBIT 10(iii)A		Management Contracts and Compensatory Arrangements:	
	(1)	Acuity Inc. 2005 Supplemental Deferred Savings Plan, as amended and restated effective as of March 26, 2025.	Reference is made to Exhibit 10(a) of registrant's Form 10-Q as filed with the Commission on June 26, 2025, which is incorporated herein by reference.
	(2)	Amended and Restated Acuity Brands, Inc. 2011 Nonemployee Director Deferred Compensation Plan, Effective as of January 5, 2022.	Reference is made to Exhibit 10(c) of registrant's Form 10-Q as filed with the Commission on January 7, 2022, which is incorporated herein by reference.

(3)	Acuity Brands, Inc. Compensation for Non-Employee Directors.	Reference is made to Exhibit 10(iii)A(12) of registrant's Form 10-K as filed with the Commission on October 26, 2022, which is incorporated herein by reference.
(4)	Acuity Brands, Inc. Senior Management Benefit Plan.	Reference is made to Exhibit 10.16 of registrant's Form 8-K as filed with the Commission on December 14, 2001, which is incorporated herein by reference.
(5)	Amendment No. 1 to Acuity Brands, Inc. Senior Management Benefit Plan.	Reference is made to Exhibit 10(iii)A(5) of registrant's Form 10-Q as filed with the Commission on July 10, 2007, which is incorporated herein by reference.
(6)	Acuity Brands, Inc. Executive Benefits Trust.	Reference is made to Exhibit 10.18 of registrant's Form 8-K as filed with the Commission on December 14, 2001, which is incorporated herein by reference.
(7)	Acuity Brands, Inc. Supplemental Retirement Plan for Executives.	Reference is made to Exhibit 10.19 of registrant's Form 8-K as filed with the Commission on December 14, 2001, which is incorporated herein by reference.
(8)	Amendment No. 1 to Acuity Brands, Inc. Supplemental Retirement Plan for Executives.	Reference is made to Exhibit 10(iii)A(2) of registrant's Form 10-Q as filed with the Commission on April 14, 2003, which is incorporated by reference.
(9)	Acuity Brands, Inc. Benefits Protection Trust.	Reference is made to Exhibit 10.21 of registrant's Form 8-K as filed with the Commission on December 14, 2001, which is incorporated herein by reference.
(10)	Acuity Brands, Inc. 2002 Supplemental Executive Retirement Plan, As Amended and Restated Effective As of July 1, 2019.	Reference is made to Exhibit 10(c) of registrant's Form 10-Q as filed with the Commission on July 2, 2019, which is incorporated herein by reference.
(11)	Amendment No. 1 to Acuity Brands, Inc. 2002 Supplemental Executive Retirement Plan.	Reference is made to Exhibit 10(a) of registrant's Form 10-Q as filed with the Commission on January 7, 2020, which is incorporated herein by reference.
(12)	Form of Amended and Restated Change in Control Agreement entered into as of April 21, 2006.	Reference is made to Exhibit 99.1 of registrant's Form 8-K filed with the Commission on April 27, 2006, which is incorporated herein by reference.
(13)	Employment Letter between Acuity Brands, Inc. and Neil M. Ashe, dated January 9, 2020	Reference is made to Exhibit 10.1 of registrant's Form 8-K as filed with the Commission on January 9, 2020, which is incorporated herein by reference.
(14)	Form of Nonqualified Stock Option Award Agreement (options subject only to time-based conditions)	Reference is made to Exhibit 10.2 of registrant's Form 8-K as filed with the Commission on January 9, 2020, which is incorporated herein by reference.
(15)	Form of Nonqualified Stock Option Award Agreement (options subject to time-based and share price performance conditions)	Reference is made to Exhibit 10.3 of registrant's Form 8-K as filed with the Commission on January 9, 2020, which is incorporated herein by reference.
(16)	Form of Severance Agreement between Acuity Brands, Inc. and Neil M. Ashe	Reference is made to Exhibit 10.4 of registrant's Form 8-K as filed with the Commission on January 9, 2020, which is incorporated herein by reference.
(17)	Amendment No. 1 to Severance Agreement between Acuity Brands, Inc. and Neil M. Ashe	Reference is made to Exhibit 10(iii)A(26) of registrant's Form 10-K as filed with the Commission on October 26, 2023, which is incorporated herein by reference.

(18)	Form of Change in Control Agreement between Acuity Brands, Inc. and Neil M. Ashe	Reference is made to Exhibit 10.5 of registrant's Form 8-K as filed with the Commission on January 9, 2020, which is incorporated herein by reference.
(19)	Acuity Inc. Matching Gift Program.	Reference is made to Exhibit 10(c) of registrant's Form 10-Q as filed with the Commission on June 26, 2025, which is incorporated herein by reference.
(20)	Employment Letter dated November 16, 2005 between Acuity Brands, Inc. and Richard K. Reece.	Reference is made to Exhibit 10.1 of registrant's Form 8-K filed with the Commission on November 18, 2005, which is incorporated herein by reference.
(21)	Amendment No. 1 to Acuity Brands, Inc. Amended and Restated Severance Agreement between Acuity Brands, Inc. and Richard K. Reece.	Reference is made to Exhibit 10(iii)A(81) of registrant's Form 10-K as filed with the Commission on October 30, 2009, which is incorporated herein by reference.
(22)	Amendment No. 2 to Acuity Brands, Inc. Amended and Restated Severance Agreement between Acuity Brands, Inc. and Richard K. Reece.	Reference is made to Exhibit 10(f) of registrant's Form 10-Q as filed with the Commission on March 31, 2010, which is incorporated herein by reference.
(23)	Amendment No. 3 to Acuity Brands, Inc. Amended and Restated Severance Agreement between Acuity Brands, Inc. and Richard K. Reece.	Reference is made to Exhibit 10(iii)A(4) of registrant's Form 10-Q as filed with the Commission on April 2, 2014, which is incorporated herein by reference.
(24)	Amendment No. 4 to Acuity Brands, Inc. Amended and Restated Severance Agreement between Acuity Brands, Inc. and Richard K. Reece.	Reference is made to Exhibit 10(iii)A(46) of registrant's Form 10-K as filed with the Commission on October 29, 2014, which is incorporated herein by reference.
(25)	Amendment No. 5 to Acuity Brands, Inc. Amended and Restated Severance Agreement between Acuity Brands, Inc. and Richard K. Reece.	Reference is made to Exhibit 10(iii)A(43) of registrant's Form 10-K as filed with the Commission on October 27, 2015, which is incorporated herein by reference.
(26)	Amendment No. 6 to Acuity Brands, Inc. Amended and Restated Severance Agreement between Acuity Brands, Inc. and Richard K. Reece.	Reference is made to Exhibit 10(iii)A(44) of registrant's Form 10-K as filed with the Commission on October 27, 2016, which is incorporated herein by reference.
(27)	Amendment No. 7 to Acuity Brands, Inc. Amended and Restated Severance Agreement between Acuity Brands, Inc. and Richard K. Reece.	Reference is made to Exhibit 10(iii)A(45) of registrant's Form 10-K as filed with the Commission on October 26, 2017, which is incorporated herein by reference.
(28)	Amendment No. 8 to Acuity Brands, Inc. Amended and Restated Severance Agreement between Acuity Brands, Inc. and Richard K. Reece.	Reference is made to Exhibit 10(a) of registrant's Form 10-Q as filed with the Commission on January 9, 2019, which is incorporated herein by reference.
(29)	Amendment No. 9 to Acuity Brands, Inc. Amended and Restated Severance Agreement between Acuity Brands, Inc. and Richard K. Reece.	Reference is made to Exhibit 10(b) of registrant's Form 10-Q as filed with the Commission on April 3, 2019, which is incorporated herein by reference.
(30)	Acuity Brands Lighting, Inc. Severance Agreement, entered into as of March 28, 2018, by and between Acuity Brands Lighting, Inc. and Karen J. Holcom.	Reference is made to Exhibit 10(iii)A(51) of registrant's Form 10-K as filed with the Commission on October 29, 2019, which is incorporated herein by reference.
(31)	Amendment No. 1 to Acuity Brands Lighting, Inc. Severance Agreement between Acuity Brands Lighting, Inc. and Karen J. Holcom.	Reference is made to Exhibit 10(iii)A(52) of registrant's Form 10-K as filed with the Commission on October 29, 2019, which is incorporated herein by reference.
(32)	Amendment No. 2 to Acuity Brands Lighting, Inc. Severance Agreement between Acuity Brands Lighting, Inc. and Karen J. Holcom.	Reference is made to Exhibit 10(iii)A(53) of registrant's Form 10-K as filed with the Commission on October 29, 2019, which is incorporated herein by reference.

(33)	Amendment No. 3 to Acuity Brands Lighting, Inc. Severance Agreement between Acuity Brands Lighting, Inc. and Karen J. Holcom.	Reference is made to Exhibit 10(b) of registrant's Form 10-Q as filed with the Commission on January 7, 2020, which is incorporated herein by reference.
(34)	Amendment No. 4 to Acuity Brands Lighting, Inc. Severance Agreement between Acuity Brands Lighting, Inc. and Karen J. Holcom.	Reference is made to Exhibit 10(iii)A(43) of registrant's Form 10-K as filed with the Commission on October 28, 2024, which is incorporated herein by reference.
(35)	Change in Control Agreement, entered into as of March 28, 2018, by and between Acuity Brands, Inc. and Karen J. Holcom.	Reference is made to Exhibit 10(iii)A(54) of registrant's Form 10-K as filed with the Commission on October 29, 2019, which is incorporated herein by reference.
(36)	Amendment No.1 to Acuity Brands, Inc. Change in Control Agreement between Acuity Brands, Inc. and Karen J. Holcom.	Reference is made to Exhibit 10(iii)A(55) of registrant's Form 10-K as filed with the Commission on October 29, 2019, which is incorporated herein by reference.
(37)	Change in Control Agreement dated March 28, 2018, by and between Acuity Brands, Inc. and Barry R. Goldman.	Reference is made to Exhibit 10(iii)A(81) of registrant's Form 10-K as filed with the Commission on October 23, 2020, which is incorporated herein by reference.
(38)	Amendment No. 1 to Acuity Brands, Inc. Change in Control Agreement between Acuity Brands, Inc. and Barry R. Goldman.	Reference is made to Exhibit 10(iii)A(82) of registrant's Form 10-K as filed with the Commission on October 23, 2020, which is incorporated herein by reference.
(39)	Severance Agreement dated March 28, 2020, by and between Acuity Brands, Inc. and Barry R. Goldman.	Reference is made to Exhibit 10(iii)A(83) of registrant's Form 10-K as filed with the Commission on October 23, 2020, which is incorporated herein by reference.
(40)	Amendment No. 1 to Acuity Brands, Inc. Severance Agreement between Acuity Brands, Inc. and Barry R. Goldman.	Reference is made to Exhibit 10(iii)A(84) of registrant's Form 10-K as filed with the Commission on October 23, 2020, which is incorporated herein by reference.
(41)	Amendment No. 2 to Acuity Brands, Inc. Severance Agreement between Acuity Brands, Inc. and Barry R. Goldman.	Reference is made to Exhibit 10(iii)A(85) of registrant's Form 10-K as filed with the Commission on October 23, 2020, which is incorporated herein by reference.
(42)	Amendment No. 3 to Acuity Brands, Inc. Severance Agreement between Acuity Brands, Inc. and Barry R. Goldman.	Reference is made to Exhibit 10(iii)A(86) of registrant's Form 10-K as filed with the Commission on October 23, 2020, which is incorporated herein by reference.
(43)	Amendment No. 4 to Acuity Brands, Inc. Severance Agreement between Acuity Brands, Inc. and Barry R. Goldman.	Reference is made to Exhibit 10(iii)A(80) of registrant's Form 10-K as filed with the Commission on October 27, 2021, which is incorporated herein by reference.
(44)	Change in Control Agreement dated March 2, 2020, by and between Acuity Brands, Inc. and Dianne S. Mills.	Reference is made to Exhibit 10(iii)A(87) of registrant's Form 10-K as filed with the Commission on October 23, 2020, which is incorporated herein by reference.
(45)	Severance Agreement dated March 2, 2020, by and between Acuity Brands, Inc. and Dianne S. Mills.	Reference is made to Exhibit 10(iii)A(88) of registrant's Form 10-K as filed with the Commission on October 23, 2020, which is incorporated herein by reference.
(46)	Amendment No. 1 to Acuity Brands, Inc. Severance Agreement between Acuity Brands, Inc. and Dianne S. Mills.	Reference is made to Exhibit 10(iii)A(83) of registrant's Form 10-K as filed with the Commission on October 27, 2021, which is incorporated herein by reference.
(47)	Form of Indemnification Agreement.	Reference is made to Exhibit 10.1 of registrant's Form 8-K as filed with the Commission on February 9, 2010, which is incorporated herein by reference.

(48)	Form of Stock Notification and Award Agreement for stock options, effective October 24, 2013.	Reference is made to Exhibit 10(iii)A(1) of registrant's Form 10-Q as filed with the Commission on April 2, 2014, which is incorporated herein by reference.
(49)	Form of Stock Notification and Award Agreement for stock options, effective October 27, 2014.	Reference is made to Exhibit 10(iii)A(66) of registrant's Form 10-K as filed with the Commission on October 29, 2014, which is incorporated herein by reference.
(50)	Form of Stock Notification and Award Agreement for stock options, effective April 1, 2016.	Reference is made to Exhibit 10(iii)A(1) of registrant's Form 10-Q as filed with the Commission on April 6, 2016, which is incorporated herein by reference.
(51)	Form of Restricted Stock Award Agreement for U.S. Grantees.	Reference is made to Exhibit 10(iii)A(70) of registrant's Form 10-K as filed with the Commission on October 27, 2016, which is incorporated herein by reference.
(52)	Form of Restricted Stock Unit Award Agreement for Non-U.S. Grantees.	Reference is made to Exhibit 10(iii)A(72) of registrant's Form 10-K as filed with the Commission on October 26, 2017, which is incorporated herein by reference.
(53)	Form of Nonqualified Stock Option Award Agreement.	Reference is made to Exhibit 10(iii)A(72) of registrant's Form 10-K as filed with the Commission on October 27, 2016, which is incorporated herein by reference.
(54)	Form of Nonqualified Stock Option Award Agreement for Named Executive Officers.	Reference is made to Exhibit 10(iii)A(73) of registrant's Form 10-K as filed with the Commission on October 27, 2016, which is incorporated herein by reference.
(55)	Acuity Brands, Inc. 2017 Management Cash Incentive Plan.	Reference is made to Annex B of registrant's Proxy Statement as filed with the Commission on November 21, 2017, which is incorporated herein by reference.
(56)	Form of Restricted Stock Award Agreement for U.S. Employees.	Reference is made to Exhibit 10(iii)A(1) of registrant's Form 10-Q as filed with the Commission on April 4, 2018, which is incorporated herein by reference.
(57)	Form of Restricted Stock Award Agreement for Directors.	Reference is made to Exhibit 10(iii)A(3) of registrant's Form 10-Q as filed with the Commission on April 4, 2018, which is incorporated herein by reference.
(58)	Restricted Stock Award Agreement for Non-Employee Director.	Reference is made to Exhibit 10(a) of registrant's Form 10-Q as filed with the Commission on January 7, 2022, which is incorporated herein by reference.
(59)	Deferred Stock Unit Award Agreement Non-Employee Directors.	Reference is made to Exhibit 10(b) of registrant's Form 10-Q as filed with the Commission on January 7, 2022, which is incorporated herein by reference.
(60)	Acuity Brands, Inc. Amended and Restated 2012 Omnibus Stock Incentive Compensation Plan Global Performance Unit Notification and Award Agreement.	Reference is made to Exhibit 10(iii)A(93) of registrant's Form 10-K as filed with the Commission on October 29, 2019, which is incorporated herein by reference.
(61)	Acuity Brands, Inc. Amended and Restated 2012 Omnibus Stock Incentive Compensation Plan Global Performance Unit Notification and Award Agreement.	Reference is made to Exhibit 10(c) of registrant's Form 10-Q as filed with the Commission on January 7, 2020, which is incorporated herein by reference.
(62)	Acuity Brands, Inc. Amended and Restated 2012 Omnibus Stock Incentive Compensation Plan Global Restricted Stock Unit Notification and Award Agreement.	Reference is made to Exhibit 10(iii)A(94) of registrant's Form 10-K as filed with the Commission on October 29, 2019, which is incorporated herein by reference.

(63)	Acuity Brands, Inc. Amended and Restated 2012 Omnibus Stock Incentive Compensation Plan Global Restricted Stock Unit Notification and Award Agreement.	Reference is made to Exhibit 10(d) of registrant's Form 10-Q as filed with the Commission on January 7, 2020, which is incorporated herein by reference.
(64)	Acuity Brands, Inc. Amended and Restated 2012 Omnibus Stock Incentive Compensation Plan Global Performance Unit Notification and Award Agreement (TSR October 2022).	Reference is made to Exhibit 10(1) of registrant's Form 10-Q as filed with the Commission on January 9, 2023, which is incorporated herein by reference.
(65)	Acuity Inc. Non-Employee Director Compensation Schedule.	Reference is made to Exhibit 10(a) of registrant's Form 10-Q as filed with the Commission on April 3, 2025, which is incorporated herein by reference.
(66)	Acuity Brands, Inc. 2005 Supplemental Deferred Savings Plan (As Amended and Restated effective March 30, 2023).	Reference is made to Exhibit 10(2) of registrant's Form 10-Q as filed with the Commission on April 4, 2023, which is incorporated herein by reference.
(67)	Acuity Brands, Inc. Amended and Restated 2012 Omnibus Stock Incentive Compensation Plan Global Performance Unit Notification and Award Agreement (ROIC Performance Award).	Reference is made to Exhibit 10(iii)A(76) of registrant's Form 10-K as filed with the Commission on October 26, 2023, which is incorporated herein by reference.
(68)	Acuity Brands, Inc. Amended and Restated 2012 Omnibus Stock Incentive Compensation Plan Global Performance Unit Notification and Award Agreement (rTSR Performance Award).	Reference is made to Exhibit 10(iii)A(77) of registrant's Form 10-K as filed with the Commission on October 26, 2023, which is incorporated herein by reference.
(69)	Acuity Brands, Inc. Amended and Restated 2012 Omnibus Stock Incentive Compensation Plan Global Restricted Stock Unit Notification and Award Agreement	Reference is made to Exhibit 10(iii)A(78) of registrant's Form 10-K as filed with the Commission on October 26, 2023, which is incorporated herein by reference.
(70)	Acuity Inc. Short-Term Incentive Plan, as Amended and Restated Effective as of March 26, 2025.	Reference is made to Exhibit 10(e) of registrant's Form 10-Q as filed with the Commission on June 26, 2025, which is incorporated herein by reference.
(71)	Acuity Inc. 2011 Nonemployee Director Deferred Compensation Plan, (Amended and Restated Effective as of March 26, 2025).	Reference is made to Exhibit 10(b) of registrant's Form 10-Q as filed with the Commission on June 26, 2025, which is incorporated herein by reference.
(72)	Amended and Restated Acuity Inc. 2012 Omnibus Stock Incentive Compensation Plan.	Reference is made to Exhibit 10(d) of registrant's Form 10-Q as filed with the Commission on June 26, 2025, which is incorporated herein by reference
(73)	Acuity Inc. Amended and Restated 2012 Omnibus Stock Incentive Compensation Plan Global Performance Unit Notification and Award Agreement (ROIC Performance Award).	Reference is made to Exhibit 10(c) of registrant's Form 10-Q as filed with the Commission on April 3, 2025, which is incorporated herein by reference.
(74)	Acuity Inc. Amended and Restated 2012 Omnibus Stock Incentive Compensation Plan Global Performance Unit Notification and Award Agreement (rTSR Performance Award).	Reference is made to Exhibit 10(d) of registrant's Form 10-Q as filed with the Commission on April 3, 2025, which is incorporated herein by reference.
(75)	Acuity Inc. Amended and Restated 2012 Omnibus Stock Incentive Compensation Plan Global Restricted Stock Unit Notification and Award Agreement.	Reference is made to Exhibit 10(e) of registrant's Form 10-Q as filed with the Commission on April 3, 2025, which is incorporated herein by reference.
EXHIBIT 19	Insider Trading Policy.	Filed with the Commission as part of this Form 10-K.
EXHIBIT 21	List of Subsidiaries.	Filed with the Commission as part of this Form 10-K.

EXHIBIT 22		List of Guarantors and Subsidiary Issuers of Guaranteed Securities.	Reference is made to Exhibit 22 of registrant's Form 10-Q as filed with the Commission on April 3, 2025, which is incorporated herein by reference.
EXHIBIT 23		Consent of Independent Registered Public Accounting Firm.	Filed with the Commission as part of this Form 10-K.
EXHIBIT 24		Powers of Attorney.	Filed with the Commission as part of this Form 10-K.
EXHIBIT 31	(a)	Certification of the Chief Executive Officer of the Company pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed with the Commission as part of this Form 10-K.
	(b)	Certification of the Chief Financial Officer of the Company pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed with the Commission as part of this Form 10-K.
EXHIBIT 32	(a)	Certification of the Chief Executive Officer of the Company pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed with the Commission as part of this Form 10-K.
	(b)	Certification of the Chief Financial Officer of the Company pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed with the Commission as part of this Form 10-K.
EXHIBIT 97		Acuity Inc. Incentive-Based Compensation Recoupment Policy.	Filed with the Commission as part of this Form 10-K.
EXHIBIT 101	.INS	XBRL Instance Document	The instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
	.SCH	XBRL Taxonomy Extension Schema Document.	Filed with the Commission as part of this Form 10-K.
	.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.	Filed with the Commission as part of this Form 10-K.
	.DEF	XBRL Taxonomy Extension Definition Linkbase Document.	Filed with the Commission as part of this Form 10-K.
	.LAB	XBRL Taxonomy Extension Label Linkbase Document.	Filed with the Commission as part of this Form 10-K.
	.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.	Filed with the Commission as part of this Form 10-K.
EXHIBIT 104		Cover Page Interactive Data File.	Formatted as Inline XBRL and contained in Exhibit 101 of this Form 10-K.

Item 16.   *Form 10-K Summary.*

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACUITY INC.

Date: October 27, 2025   By: /S/ NEIL M. ASHE
_____

Neil M. Ashe
Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ NEIL M. ASHE **Neil M. Ashe**	Chairman, Director, President and Chief Executive Officer (Principal Executive Officer)	October 27, 2025
/s/ KAREN J. HOLCOM **Karen J. Holcom**	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	October 27, 2025
* **Marcia J. Avedon, Ph.D.**	Director	October 27, 2025
* **W. Patrick Battle**	Director	October 27, 2025
* **Michael J. Bender**	Director	October 27, 2025
* **G. Douglas Dillard, Jr.**	Director	October 27, 2025
* **James H. Hance, Jr.**	Director	October 27, 2025
* **Maya Leibman**	Director	October 27, 2025
* **Laura G. O'Shaughnessy**	Director	October 27, 2025
* **Mark J. Sachleben**	Director	October 27, 2025
*BY: /s/ KAREN J. HOLCOM **Karen J. Holcom**	Attorney-in-Fact	October 27, 2025